As confidentially submitted to the Securities and Exchange Commission on June 21, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Exscientia Limited+
England and Wales	2836	Not applicable
(State or other jurisdiction of incorporation or organisation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Level 3, Dundee One River Court
5 West Victoria Dock Road
Dundee DD1 3JT
United Kingdom
Tel: +44 (0) 1865 818941
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Exscientia Inc.
Office 316
2125 Biscayne Blvd.
Miami, Florida 33137
United States
Tel: +1 954 406 8602
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Divakar Gupta Marc Recht Cooley LLP 55 Hudson Yards New York, New York 10001 +1 212 479 6000	David Boles Claire Keast-Butler Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ United Kingdom +44 20 7583 4055	Andrew Harrow Goodwin Procter (UK) LLP 100 Cheapside London EC2V 6DY United Kingdom +44 20 7447 4200	Robert Puopolo Seo Salimi William Magioncalda Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 +1 617 570-1000
Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, nominal value £0.001 per share(3)(4)	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional American Depositary Shares, or ADSs, that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

(3)
These ordinary shares are represented by ADSs, each of which represents one ordinary share of the Registrant.

(4)
ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-           ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.

+
We expect that a new company with limited liability incorporated under the laws of England and Wales, named Exscientia Holdings Limited, will become the holding company of Exscientia Limited and will be the Registrant. Prior to the completion of this offering, we intend to re-register the Registrant as a public limited company under the laws of England and Wales and will change the Registrant’s name from Exscientia Holdings Limited to Exscientia plc. See the section titled “Corporate Reorganisation” in the prospectus which forms a part of this registration statement.

†
The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated   , 2021.
American Depositary Shares
(Representing           Ordinary Shares)
This is an initial offering of American depositary shares, or ADSs, representing ordinary shares of Exscientia plc.
We are offering          ADSs. Each ADS represents the right to receive one ordinary share, nominal value £         per share, and may be evidenced by American Depositary Receipts, or ADRs.
Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “EXAI”.
We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus summary — Implications of being an emerging growth company” and “— Implications of being a foreign private issuer” for additional information.
Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” beginning on page 13 of this prospectus.

	PER ADS	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)
Proceeds, before expenses, to us

(1)
See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional ADSs from us at the initial public offering price, less the underwriting commissions and commissions, for 30 days after the date of the final prospectus.
The underwriters expect to deliver the ADSs to purchasers on or about           , 2021.
Neither the Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

Joint Book-Running Managers
Goldman Sachs & Co. LLC Morgan Stanley BofA Securities Barclays
The date of this prospectus is              , 2021.

Neither we nor the underwriters have authorised anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorise to be delivered or made available to you. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ADSs and seeking offers to purchase ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.
For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
We are incorporated under the laws of Scotland and a majority of our outstanding securities are owned by non-U.S. residents. Prior to the completion of this offering, we expect to be incorporated under the laws of England and Wales and for a majority of our outstanding securities to be owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently, and upon completion of our corporate reorganisation, expect to remain, eligible for treatment as a “foreign private issuer”. As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

i

ABOUT THIS PROSPECTUS
Prior to the completion of this offering, we will undertake a corporate reorganisation, as described in the section titled “Corporate Reorganisation”, pursuant to which a new company with limited liability, which is expected to be named Exscientia Holdings Limited, will be incorporated under the laws of England and Wales and will acquire all of the issued shares of Exscientia Limited in a share for share exchange, or the Share Exchange. Following the Share Exchange, Exscientia Holdings Limited will incorporate a new wholly-owned subsidiary under the laws of England and Wales, expected to be called Exscientia (UK) Holdings Limited, that will acquire all the issued shares of Exscientia Limited from Exscientia Holdings Limited in consideration for the issue of additional shares in Exscientia (UK) Holdings Limited to Exscientia Holdings Limited. Subsequently, Exscientia Holdings Limited will re-register as a public limited company and change its name to Exscientia plc.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Exscientia”, “the Company”, “we”, “us” and “our” refer to (i) prior to the Share Exchange, Exscientia Limited and its subsidiaries, (ii) after the Share Exchange and prior to the re-registration and change of name described above, Exscientia Holdings Limited and its subsidiaries and (iii) after the Share Exchange, re-registration and change of name, Exscientia plc and its subsidiaries. See the section titled “Corporate Reorganisation” for additional information.
This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organisations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.
PRESENTATION OF FINANCIAL INFORMATION
Our financial statements in this prospectus were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with U.S. GAAP.
Our financial information is presented in pounds sterling. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $      , which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date.
All references in this prospectus to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
We have historically conducted our business through Exscientia Limited, and therefore, our historical consolidated statements present the consolidated results of operations of Exscientia Limited and its subsidiaries. Following the completion of the transactions described in the section titled “Corporate Reorganisation”, our consolidated financial statements will present the consolidated financial results of operations of Exscientia plc and its subsidiaries.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our ADSs, you should read this entire prospectus carefully, including the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our financial statements and the related notes, in each case contained elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section titled “Business” before making an investment decision.
Overview
We are an artificial intelligence-driven pharmatech company committed to designing and discovering the best possible drugs in the fastest and most effective manner. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates. We have built a complete end-to-end solution of artificial intelligence, or AI, and experimental technologies that we believe will enable us to redefine the fundamental process of drug creation in order to improve the probability of successful development for new medicines. Our patient-first AI process is comprised of the following four elements:
•
Precision Target: deep learning approaches to prioritise projects from a wealth of data;

•
Precision Design: an extensive platform of AI technologies to design innovative drugs;

•
Precision Experiment: tech-enabled precision experimentation to derive better data; and

•
Precision Medicine: integrated analysis of patient data to ensure clinical relevance.

Demonstrating the Impact of our AI
The first three AI designed drug candidates to enter human clinical trials.    We originated the first three AI designed precision drug candidates to enter human clinical trials, demonstrating the real-world practical capabilities of our AI platform. We have four additional drug candidates currently undergoing advanced profiling and more than 25 active projects in total. We believe that the quality of our molecules has been independently validated by partnership expansions and product licensing arrangements with large pharma companies, including Bristol Myers Squibb, Sanofi S.A. and Sumitomo Dainippon Pharma Co., Ltd.
First AI system proven to improve clinical outcomes in oncology through the power of AI.   Our platform is designed to anticipate the effectiveness of potential cancer treatments in the clinic through AI analysis of drug activity in live patient samples at single-cell resolution. In the EXALT I clinical study (n=56), which we completed in January 2020, tissue samples from late-stage haemato-oncology patients were collected, the samples’ reactions to more than 100 clinically approved anticancer drugs were evaluated, and a treatment recommendation was made based on these reactions. The patients that were treated using the study-recommended therapy achieved a 55% overall response rate and a statistically significant improvement in progression-free survival over their prior line of therapy.
End-to-end platform generates ideas, data and drug candidates.    Using our extensive AI and experimental technologies, we prioritise novel targets, create proprietary drug candidates, analyse their performance and select patients for treatment. Our AI platform is data agnostic, designing from any configuration of high content, structural or biochemical data, which allows us to advance our pipeline into the most cutting-edge, data-sparse target categories.
Custom-designed solutions to complex problems.   Every project in our pipeline starts with the desired specification of the ideal drug molecule, including not only target potency and selectivity, but also addressing therapeutic index, predicted human dosing levels and frequency, brain penetration and other important characteristics. Because we can design for multiple parameters in parallel, we set our objectives to achieve all of the design goals rather than prioritizing one over another. This allows us, using our AI, to design high quality molecules with balanced properties and to produce an optimised drug candidate for a specific disease and patient population.

Our platform continually learns from new data integration.   Our platform is designed to learn and becomes increasingly powerful and accurate with each incremental piece of data analysed. We build and automatically update more than 2,500 data-driven predictive models, in order to predict the properties of every drug candidate we design. We also use outcomes data in conjunction with data from patient tissue to define the optimum target product profile. By anticipating the many characteristics a drug will need in an actual patient setting, our platform is designed to find the optimal balance of properties to maximise future probability of success.
Unprecedented productivity.   We have repeatedly demonstrated the ability to create novel optimised drug candidates several years faster than the industry average. Our entire process from the AI generation of the first novel molecules within a particular project to the design of a development candidate typically takes just 12 months, with significantly fewer compounds needing to be synthesised and tested than the industry average of 2,500. By targeting efficiencies with each new project, we are able to advance more than 25 projects in our current pipeline despite having fewer than 200 employees.
The figure shows a comparison of our timelines and process to the industry averages of 4 to 5 years and 2,500 molecules required to discover a drug candidate
Advancing small molecule target druggability.   Our AI platform has enabled the successful exploration of challenging design hypotheses, such as purely phenotypic based projects or engineering bispecific small molecules. We believe our AI-based design can begin to solve some of the same scientific problems for which large molecules are currently used. For example, we have successfully designed four drug candidates that are highly selective bispecific small molecules. This is a design category where biologics are typically used because a design process would be almost impossible using conventional small molecule drug discovery techniques. We believe there are other similar categories where small molecules could be applied using our technology to expand the overall addressable market.
Shifting the curve and transforming the probability of success.    Our robust and repeatable discovery process can design precision drugs up to 10 times more efficiently than the industry average. We believe our approach of making every atom count reduces drug-related liabilities in the clinic and that our patient-centric screening platform will increase the likelihood of activity in the clinic. Ultimately, we believe our AI-platform will enable a greater likelihood of achieving first in class advantage.
Business Model
Tech driven scalability.   Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. The technology has the potential to be applied to small molecule discovery, in any therapeutic indication, in any disease area. Our goal is to expand our range of partnerships and seek out new drug discovery problems in order to challenge and expand our technology platform. We continue to build in three distinct project categories:
•
our wholly owned pipeline in oncology and immunology;

•
50/50 joint ventures, where we provide end-to-end drug discovery and our partners provide clinical and commercial infrastructure across a range of therapeutic areas; and

•
large pharma partnerships, where we receive upfront payments, milestone payments and royalties in exchange for our drug discovery capabilities.

We expect our future pipeline development to be balanced among these three categories.
Ongoing Project Pipeline
The following graphic summarises ongoing projects in our partners’ and our pipelines:

Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are the following:
•
We have a history of significant operating losses, and we expect to incur losses over the next several years.

•
Our operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•
If we and our present and future collaborators are unable to successfully develop and commercialise drug products, our revenues may be insufficient for us to achieve or maintain profitability.

•
We are substantially dependent on our technology platform to identify promising molecules to accelerate drug discovery and development. Our platform technology may fail to discover and design molecules with therapeutic potential or may not result in the discovery and development of commercially viable products for us or our collaborators.

•
All of our drug candidates are in early-stage clinical development or in preclinical development. If we are unable to advance our drug candidates through clinical development, obtain regulatory approval and ultimately commercialise our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.

•
Our research activities and clinical trials may fail to demonstrate adequately the safety, efficacy, potency and purity of our lead drug candidate or any other drug candidate, which would prevent or delay development, regulatory approval and commercialization.

•
We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

•
We have invested, and expect to continue to invest, in research and development efforts that further enhance our technology platform. Such investments may affect our operating results, and, if the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

•
The effects of health epidemics, including the ongoing COVID-19 coronavirus pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of our contract research organizations or other third parties with whom we conduct business.

•
We contract with third parties for the manufacture of our drug candidates for preclinical development and clinical testing, and we expect to continue to do so for commercialization if any of our drug candidates are approved. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

•
If we are unable to obtain, maintain and enforce patent protection for our technology and drug candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialise technology and products similar or identical to ours, and our ability to successfully develop and commercialise our technology and drug candidates may be adversely affected.

•
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

•
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

•
We are pursuing multiple business strategies and expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our multiple business units and our growth, which could disrupt our operations.

•
We are subject to economic, political, regulatory and other risks associated with international operations.

•
We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce timely and accurate financial statements or prevent fraud. If we are unable to establish and maintain effective internal controls, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies in the United States. These provisions include:
•
the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•
reduced disclosure about our executive compensation arrangements;

•
an exemption from the non-binding advisory votes on executive compensation, including golden parachute arrangements; and

•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are considering whether to “opt out” of the exemption for the delayed adoption of certain accounting standards and thereby be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. If we do elect to “opt out” of this exemption, such election is irrevocable. As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile. We may choose to take advantage of some or all these provisions until the last day of the fiscal year ending after the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700 million in market value of our ADSs held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.
Implications of Being a Foreign Private Issuer
Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the Securities and Exchange Commission, or SEC, and certain regulations of the Nasdaq Stock Market, or Nasdaq. Consequently, even after we no longer qualify as an emerging growth company, we are not subject to all of the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorisations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, or Regulation FD, aimed at preventing issuers from making selective disclosures of material information.
We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.
We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.
Corporate Information
Exscientia Limited was incorporated under the laws of Scotland in July 2012, with company registration number SC428761. Our global headquarters is at The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE, United Kingdom. Our registered office is Level 3, Dundee One River Court, 5 West Victoria Dock Road, Dundee DD1 3JT, Scotland, United Kingdom, and the telephone number of our registered office is +44(0) 1382 202136.
The principal office for our U.S. subsidiary is located at Office 316, 2125 Biscayne Blvd., Miami, Florida 33137, United States and our telephone number is +1 954 406 8602.
Our website address is www.exscientia.ai. We have included our website address in this prospectus solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our agent for service of process in the United States is Exscientia Inc.
Corporate Reorganisation
Prior to the completion of this offering, we will undertake a corporate reorganisation pursuant to which a new company with limited liability incorporated under the laws of England and Wales, which is expected to be named Exscientia Holdings Limited, will acquire all the issued shares in Exscientia Limited in consideration for the issue by Exscientia Holdings Limited of newly issued shares of the same class, and with the same rights attaching thereto, of Exscientia Holdings Limited and, as a result, Exscientia Limited will become a wholly-owned subsidiary of Exscientia Holdings Limited. Following this transaction, which we refer to as the Share Exchange, Exscientia Holdings Limited will incorporate a new wholly-owned subsidiary under the laws of England and Wales, expected to be called Exscientia (UK) Holdings Limited, that will acquire all the issued shares in Exscientia Limited from Exscientia Holdings Limited in consideration for the issue of additional shares in Exscientia (UK) Holdings Limited to Exscientia Holdings Limited and, as a result, Exscientia (UK) Holdings Limited will become the direct holding company of Exscientia Limited.
Subsequently, Exscientia Holdings Limited will re-register as a public limited company and change its name to Exscientia plc. Immediately prior to completion of this offering, it is expected that Exscientia plc’s share capital will be reorganised such that it consists of a single class of ordinary shares. Please see the section titled “Corporate Reorganisation” for additional information.

THE OFFERING
ADSs offered by us
       ADSs, each representing one ordinary share.
Underwriters’ option to purchase additional ADSs
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional         ADSs from us.
Total ordinary shares to be outstanding immediately after this offering
        ordinary shares (or        ordinary shares if the underwriters exercise in full their option to purchase an additional ADSs).
American Depositary Shares
Each ADS represents one ordinary share, nominal value £      per ordinary share. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. You will have the rights of an ADS holder or beneficial owner of ADSs (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares”. We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Depositary
           .
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $       million, or $         million if the underwriters exercise in full their option to purchase an additional        ADSs, based on an assumed initial public offering price of $per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to continue to develop our propriety platform, to fund clinical development of our product candidates, to fund research and discovery with respect to our product candidate pipeline and for working capital and general corporate purposes. See “Use of Proceeds” for additional information regarding the intended use of proceeds from this offering.
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.
Proposed Nasdaq Global Select Market symbol
“EXAI”
The number of ordinary shares, including ordinary shares represented by ADSs, that will be outstanding after this offering is based on ordinary shares outstanding as of June 30, 2021 and gives effect to our corporate reorganisation as well as the issuance of      of our class A ordinary shares, or A Ordinary Shares, as partial consideration for our acquisition of Allcyte GmbH, or Allcyte, on          , 2021 and excludes:

•
A Ordinary Shares and           B Ordinary Shares, issuable upon the exercise of options outstanding under our existing equity incentive plans as of June 30, 2021, with a weighted-average exercise price of £      per share;

•
           ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 EIP, which will increase to an aggregate of            ordinary shares effective in connection with this offering, as well as any automatic annual increases in the number of ordinary shares reserved for future issuance under the 2021 EIP, as more fully described in the section titled “Management — Equity Incentive Plans;” and

•
           ordinary shares (assuming an initial public offering price of $         per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus) underlying the grants to be issued prior to the closing of this offering to certain of our officers, directors and employees under our 2021 EIP, contingent and effective upon the execution and delivery of the underwriting agreement relating to this offering, with an exercise price that is equal to or greater than the price per ADS at which our ADSs are first sold to the public in this offering.

Except as otherwise noted, the information in this prospectus assumes:
•
the completion of the transactions described in the section titled “Corporate Reorganisation” prior to the completion of this offering;

•
the adoption of our new articles of association immediately prior to the completion of this offering;

•
no issuance or exercise of outstanding options described above after June 30, 2021;

•
an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•
no exercise by the underwriters of their option to purchase up to additional ADSs in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables present summary consolidated financial data as of the dates and for the periods indicated. Our audited annual consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the summary consolidated statements of loss and other comprehensive income for the years ended December 31, 2020 and 2019 and summary consolidated statement of financial position data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements are prepared in compliance with IAS 34, as issued by the IASB. We derived the summary consolidated statements of loss and other comprehensive income for the six months ended June 30, 2021 and 2020 and summary consolidated statement of financial position data as of June 30, 2021 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and results of operations as of the date and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.
You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

	Six Months Ended June 30,			Year Ended December 31,
	2021		2020	2020		2019
	(in thousands, except for share and per share data)
Consolidated statement of loss and other comprehensive loss data:
Revenue	$	£		$	9,672	9,107
Cost of sales					(14,226)	(5,634)
Gross (loss)/profit					(4,554)	3,473
Research and development expenses					(10,917)	(6,671)
General administrative expenses					(8,923)	(5,512)
Other income					1,205	534
Operating loss					(23,189)	(8,176)
Finance income					110	272
Finance expenses					(89)	(50)
Share of loss on joint venture					(1,211)	(90)
Loss before taxation					(24,379)	(8,044)
Income tax benefit					2,096	1,727
Loss for the year					(22,283)	(6,317)
Other comprehensive loss:
Foreign currency loss on translation of foreign operations					(103)	(8)
Total other comprehensive loss for the year, net tax					(103)	(8)
Total comprehensive loss for the year	$	£		$	(22,386)	(6,325)
Basic and diluted loss per share (pence per share)(1)					(219p)	(64p)
Weighted average number of ordinary shares outstanding – basic and diluted					101,923	99,106
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)
Pro forma weighted average number of ordinary shares outstanding, basic and diluted (unaudited)

(1)
The following table presents our consolidated statement of financial position data as of June 30, 2021 on:

•
an actual basis;

•
a pro forma basis to give further effect to our corporate reorganisation; and

•
a pro forma as adjusted basis to give effect to the sale of           ADSs in this offering at an assumed initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£
Total assets
Share capital
Working capital(3)
Total liabilities
Share premium
Foreign exchange reserve
Share-based payment reserve
Accumulated loss
Total equity (deficit) attributable to owners of the parent	£

(1)
The pro forma balance sheet data give effect to our corporate reorganisation. Please see “Corporate reorganisation” beginning on page 89 for more information.

(2)
Pro forma as adjusted gives further effect to our issuance and sale of                 ADSs in this offering and our receipt of the net proceeds therefrom, based on an assumed initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per ADS would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total equity attributable to owners of the parent by the pound sterling equivalent of $      million, assuming that the total number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, remains the same. Similarly, an increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total equity attributable to owners of the parent by the pound sterling equivalent of $      million, assuming the assumed initial public offering price per ADS remains the same. This as adjusted information is illustrative only and will depend on the actual initial public offering price per ADS and other terms of this offering determined at pricing.

(3)
We define working capital as total current assets less total current liabilities.

RISK FACTORS
Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, before deciding whether to invest in our ADSs. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our ADSs could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
Risks Related to Our Financial Position
We have a history of significant operating losses, and we expect to incur losses over the next several years.
We have a history of significant operating losses. Our net losses were £22.3 million ($      million) and £6.3 million ($      million) for the years ended December 31, 2020 and 2019, respectively. Our net loss was £ ($      million) for the six months ended June 30, 2021. As of June 30, 2021, we had an accumulated deficit of £ ($      million). We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest in our internal drug discovery programmes, our computational platform and marketing infrastructure. We are still in the early stages of development of our own drug discovery programmes. We have no drug products licenced for commercial sale and have not generated any revenue from our own drug product sales to date. We expect to continue to incur significant expenses and operating losses over the next several years. Our operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:
•
continue to invest in and develop our computational platform and software solutions and submit investigational new drug applications, or INDs, for our drug candidates;

•
continue our research and development efforts for our internal and joint arrangement drug discovery programmes;

•
conduct preclinical studies and clinical trials for any of our current or future drug candidates;

•
seek marketing approvals for any drug candidates that successfully complete clinical trials;

•
establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialise any drug candidates for which we may obtain regulatory approval, if any;

•
maintain, expand, enforce, defend and protect our intellectual property;

•
hire additional software engineers, programmers, sales and marketing and other personnel to support the development of our software solutions;

•
hire additional clinical, quality control and other scientific personnel;

•
experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues, or other regulatory challenges;

•
acquire and integrate new technologies, businesses or other assets; and

•
add operational, financial and management information systems and personnel to support our operations as a public company.

Our operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
We commenced operations in July 2012, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, developing our drug discovery platform, filing patent applications, identifying potential drug candidates, undertaking research activities and identifying and entering into collaborations that would allow us to further develop viable drug candidates. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialisation. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.
In addition, as an early-stage company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.
If we and our present and future collaborators are unable to successfully develop and commercialise drug products, our revenues may be insufficient for us to achieve or maintain profitability.
We have never generated revenue from drug product sales and our most advanced drug candidate is in a Phase 1 clinical trial. We currently generate revenues primarily from upfront and milestone payments under our agreements with our collaborators. To achieve and maintain profitability, we must succeed in developing, and eventually commercializing, a drug product or drug products that generate significant revenue. As such, we will be dependent on the ability of our platform to identify promising molecules for preclinical and clinical development. Achieving success in drug development will require us and our collaborators to be effective in a range of challenging activities, including completing preclinical testing and clinical trials of drug candidates, obtaining regulatory approval for these drug candidates and manufacturing, marketing and selling any products for which we or our collaborators may obtain regulatory approval. All of our wholly owned drug candidates and those that we have developed with our collaborators are in the preliminary stages of most of these activities. We and they may never succeed in these activities and, even if we or they do, we may never generate revenues that are significant enough to achieve profitability. Because of the intense competition that our technology platform faces in the market and the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict when, or if, we will be able to achieve or sustain profitability.
Even if we achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, increase sales of our software, develop a pipeline of drug candidates, enter into collaborations or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.
Our interim and annual results may fluctuate significantly, which could adversely impact the value of our ADSs.
Our results of operations, including our revenues, gross profit, profitability and cash flows, have historically varied from period to period, and we expect that they will continue to do so. As a result, period-to-period comparisons of our operating results may not be meaningful, and our interim and annual results should not be relied upon as an indication of future performance. Our interim and annual financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. Factors that may cause fluctuations in our interim and annual financial results include, without limitation, those listed elsewhere in this “Risk Factors” section and those listed below:
•
the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•
the success of our drug discovery collaborators in developing and commercializing drug products for which we are entitled to receive upfront payments, milestone or royalty payments and the timing of receipt of such payments, if any;

•
our ability to enter into new collaboration agreements;

•
our ability to collect receivables from our collaborators;

•
unforeseen business disruptions that increase our costs or expenses;

•
the timing and success of the introduction of new software solutions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers, or strategic collaborators;

•
changes in the fair value of or receipt of distributions or proceeds on account of the equity interests we hold in our drug discovery collaborators;

•
future accounting pronouncements or changes in our accounting policies;

•
general economic, industry and market conditions, including within the life sciences industry; and

•
the timing and amount of expenses related to our drug discovery programmes, the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

Even if this offering is successful, we may need additional funding. If we are unable to raise additional capital on terms acceptable to us or at all or to generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, operations, financial condition and prospects.
We expect to devote substantial financial resources to our ongoing and planned activities, including the development of our current and future drug discovery programmes and continued investment in our technology platform. We expect our expenses to increase substantially in connection with these activities, particularly as we advance our internal drug discovery programmes, initiate and complete preclinical and investigational new drug enabling studies,and invest in the further development of our platform. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.
We and our current drug discovery collaborators, from whom we are entitled to receive milestone payments upon achievement of various development, regulatory and commercial milestones as well as royalties on commercial sales, if any, under the collaboration agreements that we have entered into with them, face numerous risks in the development of drugs, including conducting preclinical and clinical tests, obtaining regulatory approval and achieving product sales. In addition, the amounts we are entitled to receive upon the achievement of such milestones tend to be smaller for near-term development milestones and increase if and as a collaborative drug candidate advances through development to commercialisation and will vary depending on regulatory approval and the level of commercial success achieved, if any. Accordingly, we may need to obtain substantial additional capital to fund our continuing operations.
As of June 30, 2021, we had cash and cash equivalents of £         . We believe that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditure requirements for at least the next twelve months. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plans may change as a result of many factors currently unknown to us. As a result, we could deplete our capital resources sooner than we currently expect.
Our future capital requirements will depend on many factors, including:
•
the scope, timing, progress and extent of spending to support research and development efforts of our drug candidates, including preclinical studies and clinical trials;

•
the costs, timing and outcome of regulatory review of our drug candidates;

•
the development requirements of other drug candidates that we may pursue;

•
the costs of acquiring, licensing or investing in drug discovery technologies;

•
the timing and receipt of payments from our collaborations;

•
our ability to establish additional discovery collaborations on favourable terms, if at all;

•
the timing and receipt of any distributions or proceeds we may receive from our equity stakes in companies;

•
the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, enforcing and protecting our intellectual property rights and defending intellectual property-related claims;

•
the costs of expanding our operations, including our sales and marketing efforts to drive market recognition of our platform and address competitive developments;

•
the costs of future commercialisation activities, including product sales, marketing, manufacturing and distribution, for any drug candidate for which we receive marketing approval;

•
the impacts of the COVID-19 pandemic; and

•
the costs of operating as a public company.

In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In addition, we may seek additional capital due to favourable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to maintain or expand our operations and invest in our computational platform, we may not be able to compete successfully, which would harm our business, financial condition, results of operations and prospects.
Risks Related to the Discovery and Development of Our Drug Candidates
We are substantially dependent on our technology platform to identify promising molecules to accelerate drug discovery and development. Our platform technology may fail to discover and design molecules with therapeutic potential or may not result in the discovery and development of commercially viable products for us or our collaborators.
We use our technology platform to conduct AI-enabled laboratory experimentation and our technology platform underpins all of our efforts. As a result, the quality and sophistication of our platform and technology is critical to our ability to conduct our research discovery activities, to design and deliver promising molecule candidates and to accelerate and lower the costs of drug discovery as compared to traditional methods for our partnerships. We originated the first three AI-designed precision drugs to enter human clinical trials: our internal lead drug candidate, EXS21546, and two drug candidates that we developed with one of our collaborators. Because AI-designed drug candidates are novel, there is greater uncertainty about our ability to develop, advance and commercialise drug candidates using our AI design process.
While the results of certain of our internal drug discovery programmes and drug discovery collaborators suggest that our platform is capable of accelerating drug discovery and identifying high quality drug candidates, these results do not assure future success for our drug discovery collaborators or for us with our internal drug discovery programmes. Even if we or our drug discovery collaborators are able to develop drug candidates that demonstrate potential in preclinical studies, we or they may not succeed in demonstrating safety and efficacy of these drug candidates in human clinical trials. Moreover, preclinical and clinical data are susceptible to error and inaccurate or varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drug candidates.

All of our drug candidates are in early-stage clinical development or in preclinical development. If we are unable to advance our drug candidates through clinical development, to obtain regulatory approval and ultimately to commercialise our drug candidates, or if we experience significant delays in doing so, our business will be materially harmed.
Our lead drug candidate, EXS21546, is our only internally developed drug candidate in clinical development. To date, only three AI-developed drug candidates have entered clinical trials: EXS21546 and two candidates that we developed with one of our collaborators. Thus far, no approved therapeutics have been developed using AI. There is no assurance that any current or future clinical trials of our drug candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory agencies for any of our drug candidates. We have submitted a Clinical Trial Application, or CTA, in the U.K. for EXS21546, but we have never submitted an IND to the FDA. Our other drug candidates are in preclinical development. There can be no assurance that the FDA will permit the INDs for any of our drug candidates to go into effect in a timely manner or at all.
Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our drug candidates will prevent us from commercializing and marketing our drug candidates. Successful development of our drug candidates will depend on many factors, including:
•
completing preclinical studies;

•
submission of INDs for and receipt of allowance to proceed with our planned clinical trials or other future clinical trials;

•
initiating, enroling and completing clinical trials;

•
obtaining positive results from our preclinical studies and clinical trials that demonstrate safety and efficacy for our drug candidates;

•
receiving approvals for commercialisation of our drug candidates from applicable regulatory authorities;

•
establishing sales, marketing and distribution capabilities and successfully launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•
making arrangements with third-party manufacturers for, or establishing, clinical and commercial manufacturing capabilities;

•
manufacturing our drug candidates at an acceptable cost;

•
acceptance of our products, if and when approved, by patients, the medical community and third-party payors; and

•
maintaining and growing an organisation of scientists, medical professionals and businesspeople who can develop and commercialise our products and technology.

Many of these factors are beyond our control, including the time needed to adequately complete clinical testing and the regulatory submission process. It is possible that none of our drug candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of the above listed requirements in a timely manner or at all, or if any other factors impact the successful development of biopharmaceutical products, we could experience significant delays or an inability to successfully develop our drug candidates, which would materially harm our business, financial condition, results of operations and prospects.
Clinical development involves a lengthy and expensive process with uncertain outcomes. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our drug candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such drug candidate.
All of our drug candidates are in preclinical development or early-stage clinical trials and their risk of failure is high. Clinical testing is expensive, is difficult to design and implement, can take many years to complete and has an uncertain outcome. We cannot guarantee that any of our clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in trial design, dose selection issues, participant enrolment criteria and failure to demonstrate favourable safety or efficacy traits.
Before we can commence clinical trials for a drug candidate, we must complete extensive preclinical testing and studies that support our planned INDs and other regulatory filings in the United States and abroad. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if regulatory authorities will accept our proposed clinical programmes or if the outcome of our preclinical testing and studies will ultimately support the further development of any drug candidates. As a result, we cannot be sure that we will be able to submit INDs or corresponding regulatory filings for our preclinical programmes on the timelines we expect, if at all, and we cannot be sure that submission of INDs or these regulatory filings will result in regulatory authorities allowing clinical trials to begin.
The time required to obtain approval from the FDA, European Medicines Agency, or EMA, or other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of such drug candidate in humans. We have not yet completed a clinical trial of any of our drug candidates. Clinical trials may fail to demonstrate that our drug candidates are safe and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.
Furthermore, drug candidates are subject to continued preclinical safety studies, which may be conducted concurrently with our clinical testing. The outcomes of these safety studies may delay the launch of or enrolment in future clinical trials and could impact our ability to continue to conduct our clinical trials.
Other events that may prevent successful or timely completion of clinical development include:
•
inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical trials;

•
delays in reaching a consensus with regulatory authorities on trial design;

•
delays in reaching agreement on acceptable terms with prospective contract research organisations, or CROs and clinical trial sites;

•
delays related to COVID-19 disruptions at CROs, contract development and manufacturing organisations, or CDMOs and/or clinical trial sites;

•
delays in opening clinical trial sites or obtaining required institutional review board, or IRB, or institutional biosafety committee, or IBC, approval, or the equivalent review groups for sites outside the United States, at each clinical trial site;

•
imposition of a clinical hold by regulatory authorities, including as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;

•
failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

•
failure to perform in accordance with Good Clinical Practices, or GCPs;

•
failure by investigators and clinical sites to adhere to protocols leading to variable results;

•
failure of our delivery approach in humans;

•
delays in the testing, validation, manufacturing and delivery of our drug candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

•
failure of our third-party contractors to comply with regulatory requirements or to meet their contractual obligations to us in a timely manner, or at all;

•
inability to enrol participants or delays in having enroled participants complete their participation in a trial or return for post-administration follow-up;

•
clinical trial sites or participants dropping out of a trial;

•
selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•
clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programmes;

•
occurrence of serious adverse events associated with the drug candidate or administration of the drug candidate that are viewed to outweigh its potential benefits;

•
occurrence of serious adverse events or other unexpected events in trials of the same class of agents conducted by other sponsors;

•
changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols;

•
changes in the legal or regulatory regimes domestically or internationally related to patient rights and privacy; or

•
lack of adequate funding to continue a given clinical trial.

Any inability to successfully complete preclinical studies and clinical trials could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialisation milestones and royalties. In addition, if we make manufacturing or formulation changes to our drug candidates, we may need to conduct additional preclinical studies or clinical trials to bridge our modified drug candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialise our drug candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialise our drug candidates and may harm our business, financial condition, results of operations and prospects.
Our research activities and clinical trials may fail to demonstrate adequately the safety and efficacy of EXS21546 or any other drug candidate, which would prevent or delay development, regulatory approval and commercialisation.
Before obtaining regulatory approvals for the commercial sale of any drug candidate, including EXS21546, we must demonstrate through lengthy, complex and expensive research activities and clinical trials that our drug candidates are both safe and effective for use in each target indication. Research activities and clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial processes, and, because EXS21546 is in an early stage of development, there is a high risk of failure and we may never succeed in developing it as a marketable products.
Any clinical trials that we may conduct may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market our drug candidates. If the results of our ongoing or future clinical trials are inconclusive with respect to the safety, potency, purity and efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may be prevented from or delayed in obtaining marketing approval for such drug candidates. In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, manufacturing variances, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.
We have never successfully completed a clinical trial, and we may be unable to do so for any drug candidates we develop.
We have not yet demonstrated our ability to successfully complete any clinical trial, obtain a regulatory approval, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialisation of a drug candidate. In December 2020, we began our first Phase 1 clinical trial, and it is currently ongoing. We may not be able to file an IND or CTA for this or any of our other drug candidates on the timelines we expect, if at all. For example, we may experience manufacturing delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that require us to suspend or terminate clinical trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance we receive from regulatory authorities is subject to change. For example, a regulatory authority could change its position, including on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.
If we are required to conduct additional preclinical studies or clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:
•
be delayed in obtaining marketing approval for our drug candidates;

•
not obtain marketing approval at all;

•
obtain approval for indications or patient populations that are not as broad as intended or desired;

•
be subject to post-marketing testing requirements; or

•
have the product removed from the market after obtaining marketing approval.

We may incur additional costs or experience delays in initiating or completing, or ultimately be unable to complete, the development and commercialisation of our drug candidates.
We may experience delays in initiating or completing our preclinical studies and clinical trials, including as a result of delays in obtaining, or failure to obtain, the FDA’s clearance to initiate clinical trials under future INDs. Additionally, we cannot be certain that preclinical studies or clinical trials for our drug candidates will not require redesign, enrol an adequate number of subjects on time or be completed on schedule, if at all. We may experience numerous unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or commercialise our drug candidates, including:
•
we may receive feedback from regulatory authorities that require us to modify the design or implementation of our preclinical studies or clinical trials;

•
regulators, IRBs or ethics committees may not authorise us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•
we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•
preclinical studies or clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programmes;

•
the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrolment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•
our third party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, be unable to provide us with sufficient product supply to conduct or complete preclinical studies or clinical trials, or fail to meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•
we may elect to, or regulators, IRBs or ethics committees may require us or our investigators to, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•
the cost of clinical trials of our drug candidates may be greater than we anticipate;

•
the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate;

•
our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, or regulators, IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our drug candidates; and

•
regulatory authorities may revise the requirements for approving our drug candidates, or such requirements may not be as we anticipate.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trials or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Further, the FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.
Moreover, principal investigators for our current and future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardised. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our drug candidates.
Our product development costs will also increase if we experience delays in testing or obtaining regulatory approvals. We do not know whether any of our future clinical trials will begin as planned, or whether any of our current or future clinical trials will need to be restructured or will be completed on schedule, if at all. Significant preclinical study or clinical trial delays, including those caused by the COVID-19 pandemic, also could shorten any periods during which we may have the exclusive right to commercialise our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialise our drug candidates. Any delays in our preclinical or future clinical development programmes may harm our business, financial condition and growth prospects significantly.
If we experience delays or difficulties in the enrolment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.
We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enrol a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In particular, because we are deploying our drug discovery platform across a broad target space, our ability to enrol eligible patients may be limited or may result in slower enrolment than we anticipate. For example, because some of our drug candidates target rare diseases, we may have difficulty enroling a sufficient number of eligible patients or enrolment may be slower than we anticipate. In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enrol in clinical trials of our competitors’ drug candidates.
In addition to the competitive trial environment, the eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure to assure their cancer is either severe enough or not too advanced to include them in a study. We may not be able to identify, recruit and enrol a sufficient number of patients to complete our clinical studies for a number of reasons, including:
•
the severity of the disease under investigation;

•
the eligibility criteria and overall design of the clinical trial in question;

•
the perceived risks and benefits of the drug candidate under study;

•
clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•
the ability to obtain and maintain patient consents;

•
the efforts to facilitate timely enrolment in clinical trials;

•
the patient referral practices of physicians;

•
the size and nature of the patient population required for analysis of the trial’s primary endpoints;

•
the ability to monitor patients adequately during and after treatment;

•
the proximity and availability of clinical trial sites for prospective patients;

•
the risk that patients enroled in clinical trials will drop out of the clinical trials before completion of their treatment; and

•
factors we may not be able to control, such as the ongoing COVID-19 pandemic or potential future pandemics that may limit patients, principal investigators, staff, or clinical site availability.

Delays in patient enrolment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of our drug candidates. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates.
Success in preclinical studies or clinical trials may not be predictive of results in future clinical trials.
Positive results from early preclinical studies and clinical trials of our drug candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our drug candidates. Even if we are able to complete our planned preclinical studies and clinical trials of our drug candidates according to our current development timeline, the results from such preclinical studies and clinical trials of our drug candidates may not be replicated in subsequent preclinical studies or clinical trial results. If we cannot replicate such positive results in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialise our drug candidates.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.
Additionally, future clinical trials that we may plan might utilise an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational drug candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational drug candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our drug candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.
Interim, “topline”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary or topline data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrolment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of the ADSs after this offering.
If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialise, our drug candidates may be harmed, which could harm our business, financial condition, results of operations and prospects. In addition, the information we choose to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.
Our current and future clinical trials or those of our current or future collaborators may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our drug candidates.
Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our drug candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. There is typically an extremely high rate of attrition for drug candidates proceeding through clinical trials. Drug candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may be prevented from or delayed in obtaining marketing approval for such drug candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we have not yet initiated clinical trials for certain of our drug candidates and are in early stages of clinical development for EXS21546, it is likely, as is the case with many oncology therapies, that there will be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. Further, our drug candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our drug candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective. In addition, our drug candidates could cause undesirable side effects that we have not observed yet to date. We also may develop future drug candidates for use in combination with one or more existing cancer therapies. The uncertainty resulting from the use of our drug candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials. Most drug candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our drug candidates.
If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more drug candidates altogether. We, the FDA or other applicable regulatory authorities, or an IRB may suspend or terminate clinical trials of a drug candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.
We intend to develop EXS21546, and potentially other future drug candidates, for use in combination with other therapies, which exposes us to additional risks.
We intend to develop EXS21546 for use in combination with one or more currently approved cancer therapies. If a drug candidate we develop were to receive marketing approval for use in combination with these existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapies used in combination with our drug candidate or that safety, efficacy, manufacturing, or supply issues could arise with such existing therapies. We would be subject to similar risks if we develop any of our drug candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.
We may also potentially evaluate other drug candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with any such cancer therapies that do not ultimately obtain marketing approval whether alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our drug candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval. If safety, efficacy, manufacturing or supply issues arise with the products we choose to evaluate in combination with our drug candidates, we may be unable to obtain approval of or market such combination.
We currently, and may in the future, conduct clinical trials for our drug candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.
We are currently conducting a clinical trial outside the United States, and we may in the future conduct clinical trials outside the United States, including in China, Australia, Europe, elsewhere in Asia or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA or comparable foreign regulatory authorities may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of such data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognised competence pursuant to GCP regulation; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom we intend to label the drug candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialisation in the applicable jurisdiction.
We may seek orphan drug designation for certain of our drug candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
As part of our business strategy, we may seek orphan drug designation for certain of our drug candidates, and such efforts may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.
Similarly, in the European Union, the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions and either the prevalence of the condition is not more than 5 in 10,000 persons in the European Union or, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug. In each case, there must be no satisfactory method of diagnosis, prevention or treatment of the condition that has been authorised, or, if such a method exists, the product in question must be of significant benefit to those affected by such condition. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers.
Generally, if a drug candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if, at the end of the fifth year, it is established that a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified. An additional year of market exclusivity is available in the European Union if, during the first eight years of the ten year period the marketing authorisation holder obtains an authorisation for one or more new indications which are held to bring a significant clinical benefit in comparison with existing therapies.
Even if we obtain orphan drug exclusivity for a drug, that exclusivity may not effectively protect the drug from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA and EMA can subsequently approve another drug for the same condition if the FDA and EMA (as applicable) conclude that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek orphan drug designations for our drug candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits that can come from those designations.
Even if we receive regulatory approval for any of our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our drug candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, we may be subject to penalties or other enforcement action if we fail to comply with regulatory requirements.
If the FDA or a comparable foreign regulatory authority approves any of our drug candidates, the manufacturing processes, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, monitoring and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with current Good Manufacturing Practices, or cGMPs, and GCPs for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. A product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling, although physicians may, in their independent medical judgement, prescribe legally available products for “off-label” uses. If any of our current or future drug candidates is approved for marketing, and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA may also require a Risk Evaluation and Mitigation Strategy, or REMS, in order to approve our drug candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimisation tools. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•
restrictions on marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•
manufacturing delays and supply disruptions where regulatory inspections identify noncompliance requiring remediation;

•
revisions to the labeling, including limitation on approved uses or the addition of warnings, contraindications or other safety information, including boxed warnings;

•
imposition of a REMS, which may include distribution or use restrictions;

•
requirements to conduct additional post-market clinical trials to assess the safety of the product;

•
clinical trial holds;

•
fines, warning letters or other regulatory enforcement action;

•
refusal by the FDA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•
product seizure or detention, or refusal to permit the import or export of products; and

•
injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our drug candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, financial condition, results of operations and prospects.
Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug candidates in other jurisdictions.
We may submit marketing applications in countries in addition to the United States. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of drug candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realise the full market potential of our drug candidates will be harmed.
Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the drug candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In short, the foreign regulatory approval process involves all of the risks associated with FDA approval. In many jurisdictions outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we may intend to charge for our products will also be subject to approval.
Risks Related to Our Business
We may not be successful in our efforts to identify or discover drug candidates and may fail to capitalise on programmes, collaborations, or drug candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.
Research programmes to identify new drug candidates require substantial technical, financial and human resources. As an organisation, aside from EXS21546, we have not yet developed any drug candidates, and we may fail to identify potential drug candidates for clinical development. Similarly, a key element of our business plan is to expand the use of our computational platform through an increase in software sales and drug discovery collaborations. A failure to demonstrate the utility of our platform by successfully using it ourselves to discover drug candidates for internal development could harm our business prospects.
Because we have limited resources, we focus our research programmes on protein targets where we believe our computational assays are a good substitute for experimental assays, where we believe it is theoretically possible to discover a molecule with properties that are required for the molecule to become a drug, and where we believe there is a meaningful commercial opportunity, among other factors. Currently, the focus of our internal drug discovery programmes is in the area of oncology. We may forego or delay pursuit of opportunities with certain programmes, collaborations, or drug candidates or for indications that later prove to have greater commercial potential. However, the development of any drug candidate we pursue may ultimately prove to be unsuccessful or less successful than another potential drug candidate that we might have chosen to pursue on a more aggressive basis with our capital resources. If we do not accurately evaluate the commercial potential for a particular drug candidate, we may relinquish valuable rights to that drug candidate through strategic collaboration, partnership, licensing, or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialisation rights to such drug candidate. Alternatively, we may allocate internal resources to a drug candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration.
We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.
The development and commercialisation of new pharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face competition from major multi-national pharmaceutical companies, biotechnology companies and specialty pharmaceutical companies. A number of large pharmaceutical and biotechnology companies currently market and sell products, or are developing drug candidates, for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organisations.
Our competitors with development-stage programmes may obtain marketing approval from the FDA or other comparable regulatory authorities for their drug candidates more rapidly than we do, and they could establish a strong market position before we are able to enter the market. In addition, our competitors may succeed in developing, acquiring, or licensing technologies and products that are more effective, more effectively marketed and sold, or less costly than any drug candidates that we may develop, which could render our drug candidates non-competitive and obsolete and result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market.
Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than we are in obtaining approval for treatments and achieving widespread market acceptance, which may render our treatments obsolete or non-competitive. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programmes.
We are aware of several companies using various technologies, including AI and other sophisticated computational tools, to accelerate drug development and improve the quality of identified drug candidates. These companies include Relay Therapeutics, AbCellera, Schrodinger, Recursion Pharmaceuticals, PathAI, Insitro, Valo Health, Cellarity, XtalPi, BenevolentAI, Datavant and Atomwise
We have invested, and expect to continue to invest, in research and development efforts that further enhance our technology platform. If the return on these investments is lower or develops more slowly than we expect, our revenue and results of operations may suffer.
We use our technological capabilities for the discovery of new drugs and, since our inception, we have invested, and expect to continue to invest, in research and development efforts that further enhance our technology platform. These investments may involve significant time, risks and uncertainties, including the risk that the expenses associated with these investments may affect our margins and results of operations and that such investments may not generate sufficient technological advantages relative to alternatives in the market, which would in turn, impact revenues generated to offset the liabilities assumed and expenses associated with these investments. The software industry changes rapidly as a result of technological and product developments, which may render our platform’s ability to identify and develop drug candidates less efficient than other technologies and platforms. We believe that we must continue to invest a significant amount of time and resources in our technology platform to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, or if our technology is not able to accelerate the process of drug discovery as quickly as we anticipate, our revenue and results of operations may be adversely affected.
We must adapt to rapid and significant technological change and respond to introductions of new products and technologies by competitors to remain competitive.
In addition to using our platform for the discovery and development of our own drug candidates, we provide our drug discovery solution and capabilities in industries that are characterised by significant enhancements and evolving industry standards. As a result, our and our collaborators’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, including within the field of AI, our platform may become less competitive, and our collaborators could move to new technologies offered by our competitors or engage in drug discovery themselves. We believe that because of the initial time investment required by many of our collaborators to reach a decision about whether to collaborate with us, it may be difficult to regain a commercial relationship with such collaborators should they enter into a partnership or collaboration agreement with a competitor. Without the timely introduction of new solutions and technological enhancements, our offerings will likely become less competitive over time, in which case our competitive position and results of operations could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies and markets to further broaden and deepen our capabilities and expertise in AI drug discovery and development. To the extent we fail to timely introduce new and innovative technologies or solutions, adequately predict our collaborators’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our results of operations could be adversely affected.

We rely upon third-party providers of cloud-based infrastructure to host our software solutions. Any disruption in the operations of these third-party providers, limitations on capacity, or interference with our use could adversely affect our business, financial condition, results of operations and prospects.
We outsource substantially all of the infrastructure relating to our hosted software solutions to third-party hosting services. Customers of our hosted software solutions need to be able to access our computational platform at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Our hosted software solutions depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, fires, floods, severe storms, earthquakes, power loss, telecommunications failures, terrorist or other attacks and other similar events beyond our control could negatively affect our cloud-based solutions. A prolonged service disruption affecting our cloud-based solutions for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.
In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilise, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our hosted software solutions for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.
Defects or disruptions in our technology platform could result in diminishing demand for the drug candidates discovered using such platforms and a reduction in our revenues, and subject us to substantial liability.
Our ability to effectively deploy our drug discovery platform depends upon the continuous, effective and reliable operation of our software and related tools and functions. Our technology platform is inherently complex and may contain defects or errors. The risk of errors is particularly significant when a new software application is first introduced or when new versions or enhancements of existing software applications are used in our technology platform. We have from time to time found defects in our software, and new errors in our existing software may be detected in the future. Any errors, defects, disruptions or other performance problems with our technology platform could adversely impact the efficacy of our drug discovery processes, delay our drug discovery and collaboration timelines, hurt our reputation or damage our collaborators’ businesses. If that occurs, our collaborators may delay or withhold payment to us, cancel their agreements with us, elect not to renew, make service credit claims, warranty claims or other claims against us, and we could lose future revenues. The occurrence of any of these events could result in diminishing demand for our technology platform and any drug candidates discovered through the use of such a platform, a reduction of our revenues and increased expenses of litigation or substantial liability.
The market opportunities for our drug candidates may be smaller than we anticipated or may be limited to those patients who are ineligible for or have failed prior treatments, and our estimates of the prevalence of our target patient populations may be inaccurate.
Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of cancers that may be addressable by our drug candidates, which is derived from a variety of sources, including scientific literature and surveys of clinics. Our projections may prove to be incorrect and the number of potential patients may turn out to be lower than expected. Even if we obtain significant market share for our drug candidates, because the potential target populations could be small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use of our drug candidates for first-line and second-line therapy.
Cancer therapies are sometimes characterised by line of therapy (first-line, second-line, third-line, etc.), and the FDA often approves new therapies initially only for a particular line or lines of use. When cancer is detected early enough, first-line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first-line therapy, usually chemotherapy, antibody drugs, tumor-targeted small molecules, hormone therapy, radiation therapy, surgery or a combination of these, proves unsuccessful, second line therapy may be administered. Second-line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. Third-line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. We expect to initially seek approval of some of our drug candidates as second- or third-line therapies for patients who have failed other approved treatments. Subsequently, for those drug candidates that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second-line therapy and potentially as a first-line therapy, but there is no guarantee that our drug candidates, even if approved for third-line therapy, would be approved for second-line or first-line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for any of our current or future drug candidates as potential second-line or first-line therapies.
Even if we obtain regulatory approval of our current or future drug candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.
The use of artificial intelligence, machine learning and other technology-based platforms to discover compounds and molecules and develop optimally designed drug candidates is still a recent phenomenon; and therefore, the drug candidates resulting from such a process may not become broadly accepted by physicians, patients, hospitals and others in the medical community, even if approved by the appropriate regulatory authorities for marketing and sale. If we obtain regulatory approval for any of our current programmes or any future drug candidates and such drug candidates do not gain an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. Various factors will influence whether our drug candidates, if approved, are accepted in the market, including:
•
the efficacy of our drug candidates as demonstrated in clinical trials, and, if required by any applicable authority in connection with the approval for the applicable indications, the ability of our drug candidates to provide patients with incremental health benefits, as compared with other available therapies;

•
potential product liability claims;

•
physicians, hospitals and patients considering our drug candidates as safe and effective treatment options;

•
the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•
the prevalence and severity of any side effects of our drug candidates;

•
product labeling or product insert requirements of the FDA or other comparable foreign regulatory authorities;

•
limitations or warnings contained in the labeling approved by the FDA or other comparable foreign regulatory authorities;

•
the cost of treatment in relation to current and future treatment alternatives;

•
pricing of our products and the availability of coverage and adequate reimbursement from third-party payors and government authorities;

•
the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•
relative convenience and ease of administration, including as compared to current and future alternative treatments and competitive therapies; and

•
the effectiveness of our sales and marketing efforts.

Even if our drug candidates, if approved, achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.
The effects of health epidemics, including the ongoing COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of our CROs or other third parties with whom we conduct business.
Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. Since December 2019, a novel strain of coronavirus, COVID-19, has spread worldwide. Our company headquarters is located in Oxford, United Kingdom, and our CROs are operating as of the date of this prospectus in Europe and Asia. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and many governments imposed restrictions on travel and varying levels of economic shutdowns.
In response to such public health directives and orders, we have implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from federal, state/provincial or municipal government and health authorities. We implemented a number of measures to ensure employee safety and business continuity. Employees who can work from home have been doing so, while those needing to work in laboratory facilities are divided into shifts to reduce the number of people gathered together at one time. Business travel has been suspended, and online and teleconference technology is used to meet virtually rather than in person. We have taken measures to secure our research and development project activities, while work in laboratories and facilities has been organised to reduce risk of COVID-19 transmission.
The effects of the executive orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our preclinical and clinical programmes and timelines. The magnitude of the impact will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.
Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, whether related to COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in the United Kingdom and other countries, or the availability or cost of materials, which would disrupt our supply chain.
In addition, our business operations, preclinical studies, and clinical trials may be affected by the COVID-19 pandemic, including:
•
delays or difficulties in enroling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols such as weekly dosing regimens if quarantines impede patient movement or interrupt healthcare services;

•
delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff;

•
increased rates of patients withdrawing from our clinical trials following enrolment as a result of risks of exposure to COVID-19, being forced to quarantine or being unable to visit clinical trial locations or otherwise comply with clinical trial protocols;

•
diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•
interruption of our clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and

•
limitations in healthcare provider and employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of such healthcare providers, who may have heightened exposure to COVID-19, and employees or their families or the desire of employees to avoid contact with large groups of people.

For our clinical trials that are or that we expect to conduct or be conducted at sites outside the United States, particularly in countries which are experiencing heightened impact from the COVID-19 pandemic, in addition to the risks listed above, we may also experience the following adverse impacts:
•
delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•
delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•
interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our clinical trials;

•
changes in federal, state/provincial or municipal regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, potentially resulting in unexpected costs, or to discontinue the clinical trials altogether;

•
delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•
the refusal of the FDA to accept data from clinical trials in these affected geographies.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, it has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs.
The global outbreak of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United Kingdom, United States and other countries, business closures or business disruptions, vaccination rates, the vaccines’ efficacy against future potential variants and the effectiveness of actions taken in the United Kingdom, United States, and other countries to contain and treat the disease. We may experience a material impact on our operations from the pandemic, and we continue to monitor the COVID-19 situation closely.
We have in the past and may in the future acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.
We recently entered into a binding agreement to acquire Allcyte GmbH, or Allcyte, a precision medicine biotechnology company. We may in the future seek to acquire or invest in additional businesses, solutions, or technologies that we believe could complement or expand our solutions, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.
We have limited experience in acquiring new businesses. We may not be able to integrate the Allcyte personnel, operations and technologies successfully, effectively manage the combined business following completion of the acquisition or preserve the operational synergies between our business units that we believe currently exist. If we acquire additional businesses in the future, we will face all of these challenges again. We cannot assure you that following any acquisition we will achieve the expected synergies to justify the transaction, due to a number of factors, including:
•
inability to integrate or benefit from acquired technologies or services in a profitable manner;

•
incurrence of acquisition-related costs;

•
unanticipated costs or liabilities associated with the acquisition;

•
difficulty integrating the accounting systems, operations and personnel of the acquired business;

•
difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•
difficulty converting the customers of the acquired business onto our solutions and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•
diversion of management’s attention from other business concerns;

•
adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•
the potential loss of key employees;

•
use of resources that are needed in other parts of our business; and

•
use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.
Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, results of operations and prospects may suffer.
Clinical trial and product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialisation of our drug candidates.
We face an inherent risk of clinical trial and product liability exposure related to the testing of drug candidates in clinical trials, and we will face an even greater risk if we commercially sell any products that we may develop. While we currently have no products that have been approved for commercial sale, the current and future use of drug candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our drug candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•
decreased demand for our drug candidates;

•
injury to our reputation and significant negative media attention;

•
withdrawal of clinical trial participants;

•
significant costs to defend any related litigation;

•
substantial monetary awards to trial participants or patients;

•
loss of revenue;

•
reduced resources of our management to pursue our business strategy; and

•
the inability to commercialise our drug candidates.

We will need to increase our insurance coverage as we expand our clinical trials or if we commence commercialisation of any drug candidates. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.
Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.
We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include clinical trial, products liability, general liability, property, employment and director and officer insurance.
Our existing insurance coverage and any additional coverage we acquire in the future may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful liability claim or series of claims in which judgements exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects.
We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We do not know if we will be able to maintain existing insurance with adequate levels of coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.
Risks Related to Collaborators and Other Third Parties
Our drug discovery collaborators have significant discretion regarding the clinical development of the programmes subject to the collaboration. The failure of our collaborators to perform their obligations under our collaboration agreements could negatively impact our business. We may never realise the return on our investment of resources in our drug discovery collaborations.
We use our technology platform to engage in drug discovery with collaborators who are engaged in drug discovery and development. These collaborators include pre-commercial biotechnology companies and large-scale pharmaceutical companies. When we engage in drug discovery with these collaborators, we enter into agreements that provide us the right to receive option fees, cash milestone payments upon the achievement of specified development, regulatory, and commercial sales milestones for the drug discovery targets, and potential royalties. From time to time, we may take equity stakes in our drug discovery collaborators.
Our drug discovery collaborations may not lead to development or commercialisation of drug candidates that result in our receipt of such option fees, milestone payments, or royalties in a timely manner, or at all. Our drug discovery collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialisation of any drug candidates. In addition, our ability to realise return from our drug discovery collaborations is subject to the following risks:
•
drug discovery collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to our collaborations and may not perform their obligations as expected;

•
drug discovery collaborators may not pursue development or commercialisation of any drug candidates for which we are entitled to option fees, milestone payments, or royalties or may elect not to continue or renew development or commercialisation programmes based on results of clinical trials or other studies, changes in the collaborator’s strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•
drug discovery collaborators may delay clinical trials for which we are entitled to milestone payments;

•
drug discovery collaborators have significant discretion in determining when to make announcements about the status of our collaborations, including about preclinical and clinical developments and timelines for advancing the collaborative programmes;

•
we may not have access to, or may be restricted from disclosing, certain information regarding our collaborators’ drug candidates being developed or commercialised and, consequently, may have limited ability to inform our shareholders and ADS holders about the status of, and likelihood of achieving, milestone payments or royalties under such collaborations;

•
drug discovery collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with any drug candidates and products for which we are entitled to milestone payments or royalties if the collaborator believes that the competitive products are more likely to be successfully developed or can be commercialised under terms that are more economically attractive;

•
drug candidates discovered in drug discovery collaborations with us may be viewed by our collaborators as competitive with their own drug candidates or products, which may cause our collaborators to cease to devote resources to the commercialisation of any such drug candidates;

•
existing drug discovery collaborators and potential future drug discovery collaborators may begin to perceive us to be a competitor more generally, particularly as we advance our internal drug discovery programmes, and therefore may be unwilling to continue existing collaborations with us or to enter into new collaborations with us;

•
drug discovery collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution, or marketing of a drug candidate or product, which may impact our ability to receive milestone payments;

•
disagreements with drug discovery collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation, or the preferred course of development, might cause delays or terminations of the research, development, or commercialisation of drug candidates for which we are eligible to receive milestone payments, or might result in litigation or arbitration;

•
drug discovery collaborators may not properly obtain, maintain, enforce, defend or protect our intellectual property or proprietary rights or may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardise or invalidate our or their intellectual property or proprietary information or expose us and them to potential litigation;

•
drug discovery collaborators may infringe, misappropriate, or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability; and

•
drug discovery collaborations may be terminated prior to our receipt of any significant value from the collaboration.

If any drug discovery collaborations that we enter into do not result in the successful development and commercialisation of drug products that result in option fees, milestone payments, or royalties to us, we may not realise satisfactory, if any returns on the resources we have invested in the drug discovery collaboration. Moreover, even if a drug discovery collaboration initially leads to the achievement of milestones that result in payments to us, it may not continue to do so.
If we are not able to establish or maintain collaborations to develop and commercialise any of the drug candidates we discover internally, we may have to alter our development and commercialisation plans for those drug candidates and our business could be adversely affected.
We have worked closely with our collaborators, such as Bristol Myers Squibb and Evotec International GmbH to develop and advance drug discovery programmes past the discovery stage and into preclinical studies or human clinical trials. We expect to rely on future collaborators for the development and potential commercialisation of drug candidates we discover internally when we believe it will help maximise the commercial value of the drug candidate. We face significant competition in seeking appropriate collaborators for these activities, and a number of more established companies may also be pursuing development and commercialisation for the same or similar drug candidates. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialisation expertise. Furthermore, collaborations are complex and time-consuming to negotiate and document. Whether we reach a definitive agreement for such collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies and clinical trials, the likelihood of approval by the FDA, or similar regulatory authorities outside the United States, the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our drug candidate.
If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, we may have to curtail the development of a drug candidate, reduce or delay its development programme or one or more of our other development programmes, or increase our expenditures and undertake development or commercialisation activities at our own expense. If we elect to fund and undertake development or commercialisation activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialisation activities, we may not be able to further develop any drug candidates or bring them to market.
In recent periods, we have depended on a limited number of collaborators for our revenue, the loss of any of which could have an adverse impact on our business.
In recent periods, a limited number of collaborations accounted for a significant portion of our revenues. For the year ended December 31, 2020, one of our partners accounted for 83% of our revenue. These collaborations cover a large number of programmes under contract, and therefore represent a large portion of potential downstream value. As a result, if we fail to maintain our relationships with our collaborators or if any of our collaborators discontinue their programmes, our future results of operations could be materially and adversely affected.
We may never realise a return on our equity investments in our drug discovery collaborators.
We have decided to take and may decide in the future to take equity stakes in our drug discovery collaborators. We may never realise a return on our equity investments in our drug discovery collaborators.

None of the drug discovery collaborators in which we hold equity generate revenue from commercial sales of drug products. They are therefore dependent on the availability of capital on favourable terms to continue their operations. In addition, if the drug discovery collaborators in which we hold equity raise additional capital, our ownership interest in and degree of control over these drug discovery collaborators will be diluted, unless we have sufficient resources and choose to invest in them further or successfully negotiate contractual anti-dilution protections for our equity investment. The financial success of our equity investment in any collaborator will likely be dependent on a liquidity event, such as a public offering, acquisition, or other favourable market event reflecting appreciation in the value of the equity we hold. The capital markets for public offerings and acquisitions are dynamic, and the likelihood of liquidity events for the companies in which we hold equity interests could significantly worsen. Further, valuations of privately held companies are inherently complex due to the lack of readily available market data. If we determine that any of our investments in such companies have experienced a decline in value, we may be required to record an impairment, which could negatively impact our financial results. All of the equity we hold in our drug discovery collaborators is subject to a risk of partial or total loss of our investment.
We contract with third parties for the manufacture of our drug candidates for preclinical development and clinical testing, and expect to continue to do so for commercialisation. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialisation efforts.
We do not currently own or operate, nor do we have any plans to establish in the future, any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical development and clinical testing, as well as for the commercial manufacture of our products if any of our drug candidates receive marketing approval. This reliance on third parties increases the risk that we will have less direct control over the conduct, timing and completion of such manufacturing and thus, will not have sufficient quantities of our drug candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialisation efforts.
The facilities used by our contract manufacturers to manufacture our drug candidates must be inspected by the FDA pursuant to pre-approval inspections that will be conducted after we submit our marketing applications to the FDA. We do not control the manufacturing process of, and will be completely dependent on, our contract manufacturers for compliance with cGMPs, with which they are required to comply, in connection with the manufacture of our drug candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other comparable foreign regulatory authorities, they will not be able to pass regulatory inspections and/or maintain regulatory compliance for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our drug candidates or if it finds deficiencies or withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved. Further, our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including warning or untitled letters, clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of requisite approvals (including marketing approvals), licence revocation, seizures or recalls of drug candidates or products, if approved, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business and supplies of our drug candidates.
We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails risks additional to those discussed above, including:
•
reliance on the third party for regulatory compliance and quality assurance;

•
the possible breach of the manufacturing agreement by the third party;

•
damage to our brand reputation caused by defective products or drug candidates produced by the third party;

•
the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•
the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our drug candidates and any products that we may develop may compete with other drug candidates and approved products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. These third-party manufacturers may also have relationships with other commercial entities, including our competitors, for whom they may also be manufacturing certain products and/or drug candidates, which could affect their performance on our behalf.
Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers, which may cause us to incur additional costs and undergo further delays in identifying and qualifying any such replacement. There is a natural transition period when a new third party commences work, which may cause delays that materially impact our ability to meet the anticipated timelines for manufacturing our products and drug candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.
Given our current and anticipated future dependence upon others for the manufacture of our drug candidates or products, if these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our financial results and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.
We rely on third parties to conduct our Phase 1 clinical trials of EXS21546 and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our drug candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialise our drug candidates and our business could be substantially harmed.
We do not have the ability to independently conduct clinical trials. We rely and expect to continue to rely on medical institutions, clinical investigators, contract laboratories, collaborators and other third parties, such as CROs, to conduct or otherwise support clinical trials for our drug candidates, including our Phase 1 clinical trials of EXS21546. We may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our drug candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.
Such third-party arrangements will likely provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our drug candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our drug candidates, or if the data prove to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.
Though we rely, and expect to continue to rely, heavily on third parties for execution of clinical trials for our drug candidates and as such, control only certain aspects of their activities, we still remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.
We, our principal investigators and our CROs are required to comply with regulations, including GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our principal investigators or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with drug candidates produced under cGMP regulations. Our failure or the failure of our principal investigators or CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Although we designed our Phase 1 clinical trials of EXS21546 and intend to design the future clinical trials for our drug candidates, we expect that CROs will conduct all of our clinical trials. As a result, many important aspects of our development programmes, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
•
have staffing difficulties;

•
fail to comply with contractual obligations;

•
experience regulatory compliance issues;

•
undergo changes in priorities or become financially distressed; or

•
form relationships with entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If the principal investigators or CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialisation of our drug candidates may be delayed, we may not be able to obtain regulatory approval and commercialise our drug candidates, or our development programme may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our principal investigators or CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialisation and require significantly greater expenditures.
If any of our relationships with these third-party principal investigators or CROs terminate, we may not be able to enter into arrangements with alternative investigators or CROs. If principal investigators or CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such principal investigators or CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialise our drug candidates. As a result, we believe that our financial results and the commercial prospects for our drug candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.
The third parties upon whom we rely for the supply of the active pharmaceutical ingredients used in our drug candidates are our sole source of supply, and the loss of any of these suppliers could harm our business.
The active pharmaceutical ingredients, or API, used in our drug candidates are supplied to us from single-source suppliers. Our ability to successfully develop our drug candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialisation. We do not currently have arrangements in place for a redundant or second-source supply of any such API in the event any of our current suppliers of such API cease their operations for any reason. We are also unable to predict how changing global economic conditions or potential global health concerns such as the COVID-19 pandemic will affect our third-party suppliers and manufacturers. For example, several vaccines for COVID-19 were granted Emergency Use Authorisation by the FDA in late 2020 and early 2021, and more are likely to be authorised in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials. Any negative impact of such matters on our third-party suppliers and manufacturers may also have an adverse impact on our results of operations or financial condition.
For all of our drug candidates, we intend to identify and qualify additional manufacturers to provide such API prior to submission of a new drug application, or NDA, to the FDA and/or a marketing authorisation application, or MAA, to the EMA. We are not certain, however, that our single-source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.
Establishing additional or replacement suppliers for the API used in our drug candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While we seek to maintain adequate inventory of the API used in our drug candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.
We rely on CROs to synthesise any molecules with therapeutic potential that we discover. If such organisations do not meet our supply requirements, development of any drug candidate we may develop may be delayed.
We currently rely and expect to continue to rely on third parties to synthesise any molecules with therapeutic potential that we discover. Reliance on third parties may expose us to different risks than if we were to synthesise molecules ourselves. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or synthesise molecules in accordance with regulatory requirements, if there are disagreements between us and such parties or if such parties are unable to expand capacities, we may not be able to fulfil, or may be delayed in producing sufficient drug candidates to meet, our supply requirements. These facilities may also be affected by natural disasters, such as floods or fire, or geopolitical developments, or such facilities could face production issues, such as contamination or regulatory concerns following a regulatory inspection of such a facility. In such instances, we may need to locate an appropriate replacement third-party facility and establish a contractual relationship, which may not be readily available or on acceptable terms, which would cause additional delay and increased expense, and may have a material adverse effect on our business.
We or any third party may also encounter shortages in the raw materials or API necessary to synthesise any molecule we may discover in the quantities needed for preclinical studies or clinical trials, as a result of capacity constraints or delays or disruptions in the market for the raw materials or API. Even if raw materials or API are available, we may be unable to obtain sufficient quantities at an acceptable cost or quality. The failure by us or the third parties to obtain the raw materials or API necessary to synthesise sufficient quantities of any molecule we may discover could delay, prevent, or impair our development efforts and may have a material adverse effect on our business.
Risks Related to Intellectual Property
If we fail to comply with our obligations under our existing intellectual property licence agreements or under any future intellectual property licences, or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.
We are party to a number of licence agreements pursuant to which we have been granted exclusive and non-exclusive worldwide licences to certain patents, software code and software programmes to, among other things, reproduce, use, execute, copy, operate, sublicence and distribute the licenced technology in connection with the marketing and sale of our software solutions and to develop improvements thereto. Our current licence agreements impose, and we expect that future licences will impose, specified royalty and other obligations on us.
In spite of our best efforts, our current or any future licensors might conclude that we have materially breached our licence agreements with them and might therefore terminate the licence agreements, thereby delaying our ability to market and sell our existing software solutions and develop and commercialise new software solutions that utilise technology covered by these licence agreements. If these in-licences are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors could market products and technologies similar to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
Disputes may arise regarding intellectual property subject to a licensing agreement, including with respect to:
•
the scope of rights granted under the licence agreement and other interpretation related issues;

•
the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•
the sublicensing of patent and other rights under any collaborative development relationships;

•
the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our collaborators; and

•
the priority of invention of patented technology.

In addition, licence agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. For example, our counterparties have in the past and may in the future dispute the amounts owed to them pursuant to payment obligations. If disputes over intellectual property that we have licenced prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may experience delays in the development and commercialisation of new software solutions and in our ability to market and sell existing software solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our obligations under our existing or future drug discovery collaboration agreements may limit our intellectual property rights that are important to our business. Further, if we fail to comply with our obligations under our existing or future collaboration agreements, or otherwise experience disruptions to our business relationships with our prior, current, or future collaborators, we could lose intellectual property rights that are important to our business.
We are party to collaboration agreements with biopharmaceutical companies, pursuant to which we provide drug discovery services but have no ownership rights, or only co-ownership rights, to certain intellectual property generated through the collaborations. We may enter into additional collaboration agreements in the future, pursuant to which we may have no ownership rights, or only co-ownership rights, to certain intellectual property generated through the future collaborations. If we are unable to obtain ownership or licence of such intellectual property generated through our prior, current, or future collaborations and overlapping with, or related to, our own proprietary technology or drug candidates, then our business, financial condition, results of operations and prospects could be materially harmed.
Our existing collaboration agreements contain certain exclusivity obligations that require us to design compounds exclusively for our collaborators with respect to certain specific targets over a specified time period. Our future collaboration agreements may grant similar exclusivity rights to future collaborators with respect to target(s) that are the subject of such collaborations. These existing or future collaboration agreements may impose diligence obligations on us. For example, existing or future collaboration agreements may impose restrictions on us from pursuing the drug development targets for ourselves or for our other current or future collaborators, thereby removing our ability to develop and commercialise, or to jointly develop and commercialise with other current or future collaborators, drug candidates and technology related to the drug development targets. In spite of our best efforts, our prior, current, or future collaborators might conclude that we have materially breached our collaboration agreements. If these collaboration agreements are terminated, or if the underlying intellectual property, to the extent we have ownership or licence thereof, fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technology identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
Disputes may arise regarding intellectual property subject to a collaboration agreement, including:
•
the scope of ownership or licence granted under the collaboration agreement and other interpretation related issues;

•
the extent to which our technology and drug candidates infringe on intellectual property that is or will be generated through the collaboration, to which we do not have ownership or licence under such collaboration agreement;

•
the assignment or sublicence of intellectual property rights and other rights under the collaboration agreement;

•
our diligence obligations under the collaboration agreement and what activities satisfy those diligence obligations; and

•
the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by us and our current or future collaborators.

In addition, collaboration agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our obligations under the relevant agreements, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have owned, co-owned, or in-licenced under the collaboration agreements prevent or impair our ability to maintain our current collaboration arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialise the affected technology or drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to obtain, maintain, enforce and protect patent protection for our technology and drug candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialise technology and products similar or identical to ours, and our ability to successfully develop and commercialise our technology and drug candidates may be adversely affected.
Our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others or may licence from others, particularly patents, in the United States and other countries with respect to any proprietary technology and drug candidates we develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our technology and any drug candidates we may develop that are important to our business and by in-licensing intellectual property related to our technology and drug candidates. If we are unable to obtain or maintain patent protection with respect to any proprietary technology or drug candidate, our business, financial condition, results of operations and prospects could be materially harmed.
The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, defend, or licence all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce and defend the patents, covering technology that we co-own with third parties or licence from third parties. Therefore, these co-owned and in-licenced patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.
The patent position of software and biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of non-U.S. countries may not protect our rights to the same extent as the laws of the United States or vice versa. With respect to both owned and in-licenced patent rights, we cannot predict whether the patent applications we and our licensor are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Further, we may not be aware of all third-party intellectual property rights or prior art potentially relating to our technology platform, other technology and any drug candidates we may develop. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing of the priority application, or in some cases not published at all. Therefore, neither we nor our collaborators, or our licensor can know with certainty whether we, our collaborators, or our licensor were the first to make the inventions claimed in the patents and patent applications we own or in-licence now or in the future, or whether we, our collaborators, or our licensor were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned, co-owned and in-licenced patent rights are highly uncertain. Moreover, our owned, co-owned and in-licenced pending and future patent applications may not result in patents being issued that protect our technology and drug candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned, co-owned, or in-licenced current or future patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, could affect the value of, or narrow the scope of, our patent rights. For example, recent Supreme Court decisions have served to curtail the scope of subject matter eligible for patent protection in the United States, and many software patents have since been invalidated on the basis that they are directed to abstract ideas.
In order to pursue protection based on our provisional patent applications, we will need to file Patent Cooperation Treaty applications, non-U.S. applications and/or U.S. non-provisional patent applications prior to applicable deadlines. Even then, as highlighted above, patents may never be issued from our patent applications, or the scope of any patent may not be sufficient to provide a competitive advantage.
Moreover, we, our collaborators, or our licensor may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights or allow third parties to commercialise our technology or drug candidates and compete directly with us, without payment to us. If the breadth or strength of protection provided by our owned, co-owned, or in-licenced current or future patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to licence, develop, or commercialise current or future technology or drug candidates.
Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our owned, co-owned and in-licenced current and future patent applications are issued as patents, they may not be issued in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our owned and in-licenced patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and drug candidates. Such proceedings also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favourable to us. In particular, given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialised. Furthermore, our competitors may be able to circumvent our owned, co-owned, or in-licenced current or future patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, our owned, co-owned and in-licenced current or future patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar or identical to any of our technology and drug candidates.
Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of our owned and in-licenced patent applications and the maintenance, enforcement or defense of our owned and in-licenced issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialisation of software, biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.
A number of recent cases decided by the U.S. Supreme Court have involved questions of when claims reciting abstract ideas, laws of nature, natural phenomena and/or natural products are eligible for a patent, regardless of whether the claimed subject matter is otherwise novel and inventive. These cases include Association for Molecular Pathology v. Myriad Genetics, Inc., 569 U.S. 12-398 (2013) or Myriad; Alice Corp. v. CLS Bank International, 573 U.S. 13-298 (2014); and Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, 566 U.S. 10-1150 (2012). In response to these cases, federal courts have held numerous patents invalid as claiming subject matter ineligible for patent protection. Moreover, the USPTO has issued guidance to the examining corps on how to apply these cases during examination. The full impact of these decisions is not yet known.
In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on these and other decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change or be interpreted in unpredictable ways that would weaken our ability to obtain new patents or to enforce any patents that may issue to us in the future. In addition, these events may adversely affect our ability to defend any patents that may be issued in procedures in the USPTO or in courts.
We, our prior, existing, or future collaborators, and our existing or future licensors, may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.
Competitors and other third parties may infringe, misappropriate, or otherwise violate our, our prior, current and future collaborators’, or our current and future licensors’ issued patents or other intellectual property. As a result, we, our prior, current, or future collaborators, or our current or future licensor may need to file infringement, misappropriation, or other intellectual property related claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke such parties to assert counterclaims against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property. In addition, in a patent infringement proceeding, such parties could assert that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defenses alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in non-U.S. jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and unenforceability is unpredictable.
An adverse result in any such proceeding could put one or more of our owned, co-owned, or in-licenced current or future patents at risk of being invalidated or interpreted narrowly and could put any of our owned, co-owned, or in-licenced current or future patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding on the grounds that our owned, co-owned, or in-licenced current or future patents do not cover such technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could allow such third parties to develop and commercialise competing technologies and products in a non-infringing manner and have a material adverse impact on our business, financial condition, results of operations and prospects.
Interference or derivation proceedings provoked by third parties, or brought by us or by our licensor, or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavourable outcome could require us to cease using the related technology or to attempt to licence rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a licence on commercially reasonable terms or at all, or if a non-exclusive licence is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct clinical trials, continue our research programmes, licence necessary technology from third parties, or enter into development collaborations that would help us bring any drug candidates to market.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our commercial success will depend upon our ability and the ability of our collaborators to develop, manufacture, market and sell any drug candidates we may develop and for our collaborators, customers and partners to use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the software, pharmaceutical and biotechnology industries. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and drug candidates, including interference proceedings, post grant review, inter partes review and derivation proceedings before the USPTO and similar proceedings in non-U.S. jurisdictions such as oppositions before the European Patent Office. Numerous U.S. and non-U.S. issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our technologies or drug candidates that we may identify may be subject to claims of infringement of the patent rights of third parties.
The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. The risks of being involved in such litigation and proceedings may increase if and as any drug candidates near commercialisation and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. We may not be aware of all such intellectual property rights potentially relating to our technology and drug candidates and their uses, or we may incorrectly conclude that third-party intellectual property is invalid or that our activities and drug candidates do not infringe such intellectual property. Thus, we do not know with certainty that our technology and drug candidates, or our development and commercialisation thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.
Third parties may assert that we are employing their proprietary technology without authorisation. There may be third-party patents or patent applications with claims to materials, formulations or methods, such as methods of manufacture or methods for treatment, related to the discovery, use or manufacture of the drug candidates that we may identify or otherwise related to our technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the drug candidates that we may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, as noted above, there may be existing patents that we are not aware of or that we have incorrectly concluded are invalid or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover, for example, the manufacturing process of the drug candidates that we may identify, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialise such drug candidate unless we obtained a licence under the applicable patents, or until such patents expire.
Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialise the drug candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, be forced to indemnify our customers or collaborators or obtain one or more licences from third parties, which may be impossible or require substantial time and monetary expenditure.
We may choose to take a licence or, if we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could also be required to obtain a licence from such third party to continue developing, manufacturing and marketing our technology and drug candidates. However, we may not be able to obtain any required licence on commercially reasonable terms or at all. Even if we were able to obtain a licence, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licenced to us and could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product. A finding of infringement could prevent us from commercializing any drug candidates or force us to cease some of our business operations, which could materially harm our business. In addition, we may be forced to redesign any drug candidates, seek new regulatory approvals and indemnify third parties pursuant to contractual agreements. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to claims by third parties asserting that our employees, consultants, or contractors have wrongfully used or disclosed confidential information of third parties, or we have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.
Certain of our employees, consultants and contractors were previously employed at universities or other software or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.
In addition, while it is our policy to require that our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a licence from such third party to commercialise our technology or products, which licence may not be available on commercially reasonable terms, or at all, or such licence may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.
In addition to seeking patents for our drug candidates and certain aspects of our technology platform, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information. In particular, the software code underlying our technology platform is generally protected through trade secret laws rather than through patent law. We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract research organisations, contract manufacturers, consultants, advisors, collaborators and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants, but we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States have appeared to be unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position may be materially and adversely harmed.
Risks Related to Government Regulation and Legal Compliance Matters
Compliance with stringent and evolving global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition, or results of operations.
The legislative and regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal data (including health-related personal data) worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply and some of which may impose potentially conflicting obligations.
Accordingly, we are, or may become, subject to data privacy and security laws, regulations and industry standards as well as policies, contracts and other obligations that apply to the processing of personal data both by us and on our behalf, which we refer to collectively as Data Protection Requirements. If we fail, or are perceived to have failed, to address or comply with Data Protection Requirements, this could result in government enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data, orders to destroy or not use personal data and imprisonment of company officials. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with Data Protection Requirements.
For example, the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data and employee data, is subject to the European Union General Data Protection Regulation, or the GDPR, which took effect across all member states of the European Economic Area, or EEA, in May 2018. The GDPR is wide-ranging in scope and imposes numerous, significant and complex requirements on companies that process personal data, including (without limitation) requirements relating to processing health and other sensitive data, establishing a legal basis for any processing of personal data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, limiting the collection and retention of personal data through ‘data minimisation’ and ‘storage limitation’ principles, implementing safeguards to protect the security and confidentiality of personal data, honoring increased rights for data subjects, providing notification of data breaches in some instances, and taking certain measures when engaging third-party processors. The GDPR would increase our obligations with respect to any clinical trials conducted in the EEA by expanding the definition of personal data to include key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. In particular, the processing of ‘special category personal data’ (such as personal data related to health and genetic information), which will be relevant to our operations in the context of our conduct of clinical trials, imposes heightened compliance burdens under European data protection laws and is a topic of active interest among relevant regulators.
In addition, the GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States and, as a result, increases the scrutiny that such rules should apply to transfers of personal data from any clinical trial sites located in the EEA to the United States. We have yet to adopt and implement comprehensive processes, systems and other relevant measures within our organisation, and/or with our relevant collaborators, service providers, contractors or consultants, which are appropriate to address relevant requirements relating to international transfers of personal data from the EEA, and to minimise the potential impacts and risks resulting from those requirements, across our organisation. Additionally, other countries outside of the EEA have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.
European data protection laws also provide for more robust regulatory enforcement and greater penalties for non-compliance than previous data protection laws, including, for example under the GDPR, fines of up to €20 million or 4% of global annual revenue of any non-compliant organisation for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors — including permitting authorities to require destruction of improperly gathered or used personal data. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR.
In addition, the GDPR provides that EEA member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric, or health data. This fact may lead to greater divergence on the law that applies to the processing of such personal data across the EEA and/or UK, which may increase our costs and overall compliance risk.

In addition, further to the U.K.’s exit from the European Union on January 31, 2020, the GDPR ceased to apply in the U.K. at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the U.K.’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain U.K. specific amendments) into English law, which is hereinafter referred to as the U.K. GDPR. The U.K. GDPR and the U.K. Data Protection Act 2018 set out the U.K.’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. Non-compliance with the U.K. GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. The U.K., however, is now regarded as a third country under the European Union’s GDPR which means that transfers of personal data from the EEA to the U.K. will be restricted unless an appropriate safeguard, as recognised by the European Union’s GDPR, has been put in place. Although, under the European Union-U.K. Trade Cooperation Agreement, or TCA, it is lawful to transfer personal data between the U.K. and the EEA for a 6 month period following the end of the transition period, with a view to achieving an adequacy decision from the European Commission during that period. If the European Commission does not adopt an adequacy decision in respect of the UK prior to the expiry of that transition period, from that point onwards the UK will be an ‘inadequate third country’ and transfers of personal data from the EEA to the UK will require a valid transfer mechanism which complies with the GDPR. Like the GDPR, the U.K. GDPR restricts personal data transfers outside the U.K. to countries not regarded by the U.K. as providing adequate protection (this means that personal data transfers from the U.K. to the EEA remain free flowing).
Generally, these laws exemplify the vulnerability of our business to the evolving regulatory environment related to personal data and may require us to modify our processing practices at substantial costs and expenses in an effort to comply. Given the breadth and depth of changes in data protection obligations, preparing for and complying with GDPR and the U.K. GDPR requirements are rigorous and time intensive and require significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors, or consultants that process or transfer personal data collected in the European Union and/or the U.K. The GDPR, the U.K. GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could require us to change our business practices and put in place additional compliance mechanisms, may interrupt or delay our development, regulatory and commercialisation activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us, and could have a material adverse effect on our business, financial condition, or results of operations.
Similar privacy and data security requirements are either in place or underway in the United States. There are a broad variety of data protection laws that may be applicable to our activities, and a range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. For example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, is creating similar risks and obligations as those created by GDPR. Because of this, we may need to engage in additional activities (e.g., data mapping) to identify the personal information we are collecting and the purposes for which such information is collected. Further, a new California privacy law, the California Privacy Rights Act, or CPRA, was passed by California voters on November 3, 2020. The CPRA will create additional obligations with respect to processing and storing personal information that are scheduled to take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). In addition, we will need to ensure that our policies recognise the rights granted to consumers (as that phrase is broadly defined in the CCPA and can include business contact information), including granting consumers the right to opt-out of the sale of their personal information. While we are not subject to the CCPA or CPRA at present, we may be if we expand our operations to California. Many other states are considering similar legislation. A broad range of legislative measures also have been introduced at the federal level. Accordingly, failure to comply with current and any future federal and state laws regarding privacy and security of personal information could expose us to fines and penalties. We also face a threat of consumer class actions related to these laws and the overall protection of personal data. Even if we are not determined to have violated these laws, investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.
Additionally, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards designed to protect the privacy, confidentiality, integrity and availability of protected health information. These provisions may be applicable to our business or that of our collaborators, service providers, contractors or consultants.
We may also publish privacy policies and other documentation regarding our processing of personal data and/or other confidential, proprietary or sensitive information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, third-party collaborators, service providers, contractors or consultants fail to comply with our policies and documentation. Such failures can subject us to potential foreign, local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.
We, and our collaborators may be subject to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations. Failure to comply with such laws and regulations may result in substantial penalties.
We and our collaborators may be subject to broadly applicable healthcare laws and regulations that may constrain our relationships with our drug discovery collaborators and any products for which we obtain marketing approval. Such healthcare laws and regulations include, but are not limited to:
•
The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare programme, such as the Medicare and Medicaid programmes. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, to a stricter standard such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act, or the FCA.

•
Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programmes for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
•
HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit programme, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit programme, willfully obstructing a criminal investigation of a healthcare offence, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

•
HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•
Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•
The federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Programme to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives.

•
State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.

•
State and foreign laws that require pharmaceutical companies to implement compliance programmes, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. Violations of applicable healthcare laws and regulations may result in significant civil, criminal and administrative penalties, damages, disgorgement, fines, individual imprisonment, exclusion of products from government funded healthcare programmes, such as Medicare and Medicaid, additional reporting requirements and/or oversight if a corporate integrity agreement or similar agreement is executed to resolve allegations of non-compliance with these laws and the curtailment or restructuring of operations. In addition, violations may also result in reputational harm, diminished profits and future earnings.
Current and future healthcare legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare and contain or lower the cost of healthcare. For example, in March 2010, the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount programme, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Programme are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases rebates owed by manufacturers under the Medicaid Drug Rebate Programme and extends the rebate programme to individuals enroled in Medicaid managed care organisations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and creates a new Medicare Part D coverage gap discount programme, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.
Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The United States Supreme Court is currently reviewing a legal challenge to the constitutionality of the ACA. It is unclear when or how the United States Supreme Court will rule. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The implementation of the ACA is ongoing, and the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare programme, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programmes and reform government programme reimbursement methodologies for pharmaceutical and biological products. At the federal level, the previous administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the former Trump administration announced several executive orders related to prescription drug pricing that attempted to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalised a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B payments will be calculated for certain physician-administered drugs and biologics based on the lowest price drug manufacturers receive in Organisation for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. However, on December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Interim Final Rule shall not commence earlier than 60 days after publication of that regulation in the Federal Register. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada and the MFN Model may materially and adversely affect the price we receive for any of our product candidates. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programmes. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

However, we expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programmes. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.
We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our services by our partners or for our current or future drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, be precluded from developing, manufacturing and selling certain products outside the United States or be required to develop and implement costly compliance programmes, which could adversely affect our business, results of operations and financial condition.
Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit us, our officers and our employees and intermediaries from bribing, being bribed, or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Compliance with the FCPA, in particular, is expensive and difficult, particularly in countries in which corruption is a recognised problem. In addition, the FCPA presents particular challenges in the biopharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
We currently have operations in China, and we may in the future operate in additional jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA, or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we further expand our operations outside of the United States and the United Kingdom, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and drug candidates outside of the United States, which could limit our growth potential and increase our development costs.
There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA, or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. The U.S. Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, U.S., or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
Any drug candidates we develop may become subject to unfavourable third-party coverage and reimbursement practices, as well as pricing regulations.
The availability and extent of coverage and adequate reimbursement by third-party payors, including government health authorities, private health coverage insurers, managed care organisations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our drug candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such drug candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialise our drug candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realise an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialise any drug candidate for which we obtain marketing approval.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new drug products are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our drug products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical drug candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific drug candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our drug candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialise and, if reimbursement is available, what the level of reimbursement will be.
If we are unable to establish or sustain coverage and adequate reimbursement for any drug candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those drug candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favourable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favourable coverage policies and reimbursement rates may be implemented in the future. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. If any companion diagnostic is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.
Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws, which could cause significant liability for us and harm our reputation.
We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately, or disclose unauthorised activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of HIPAA, other U.S. federal and state law and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance, or codes of conduct. Furthermore, our employees may, from time to time, bring lawsuits against us for employment issues, including injury, discrimination, wage and hour disputes, sexual harassment, hostile work environment, or other employment issues. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.
Our internal information technology systems, or those of our third-party vendors, contractors, or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in a material disruption of our services, compromise sensitive information related to our business, or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.
We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store, process and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information. We may be required to expend significant resources, at significant cost, materially change our business activities and practices, or modify our operations, including our clinical trial activities, or information technology in an effort to protect against security breaches and to mitigate, detect and remediate actual or potential vulnerabilities as well as security breaches.
Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, our information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. For example, third parties have in the past and may in the future illegally pirate our software and make that software publicly available on peer-to-peer file sharing networks or otherwise. The techniques used by cyber criminals change frequently, may not be recognised until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organised crime affiliates, terrorist organisations, or hostile foreign governments or agencies. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programmes and our business operations, whether due to a loss of our trade secrets or other sensitive information or similar disruptions, as well as necessitating that we incur significant costs to address such failure, accident or security breach. To the extent that any such material system failure, accident or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialisation of our software could be delayed. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.
Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorised access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorised access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business. Further, sophisticated cyber attackers (including foreign adversaries engaged in industrial espionage) are skilled at adapting to existing security technology and developing new methods of gaining access to organisations’ sensitive business data, which could result in the loss of sensitive information, including trade secrets. Additionally, actual, potential, or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Risks Related to our Employee Matters and Managing Growth
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
We are highly dependent on the research and development, clinical, financial, operational, scientific, software engineering, and other business expertise of our executive officers, as well as the other principal members of our management, scientific, clinical and software engineering teams. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.
The loss of the services of our executive officers or other key employees could impede the achievement of our development and sales goals in our software business and the achievement of our research, development and commercialisation objectives in our drug discovery business. In either case, the loss of the services of our executive officers or other key employees could seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialise products in the life sciences industry.
Recruiting and retaining qualified scientific, clinical, manufacturing, accounting, legal and sales and marketing personnel, as well as software engineers and computational chemists, will also be critical to our success. In the technology industry, there is substantial and continuous competition for engineers with high levels of expertise in designing, developing and managing software and related services, as well as competition for sales executives, data scientists and operations personnel. Competition to hire these individuals is intense, and we may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical and technology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors to assist us in formulating our research and development and commercialisation strategy and advancing our computational platform. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited and our business would be adversely affected.
We are pursuing multiple business strategies and expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our multiple business units and our growth, which could disrupt our operations.
Currently, we are pursuing multiple business strategies simultaneously, including activities in research and development and collaborative and internal drug discovery. We believe pursuing these multiple business strategies offers financial and operational synergies, but these diversified operations place increased demands on our limited resources. Furthermore, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical and regulatory affairs. To manage our multiple business units and anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our management team’s limited attention and limited experience in managing a company with such anticipated growth, we may not be able to effectively manage our multiple business units and the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. In addition, in order to meet our obligations as a public company and to support our anticipated long-term growth, we will need to increase our general and administrative capabilities. Our management, personnel and systems may not be adequate to support this future growth. Any inability to manage our multiple business units and growth could delay the execution of our business plans or disrupt our operations and the synergies we believe currently exist between our business units. In addition, adverse developments in one of these business units may disrupt these synergies.
We may be unable to manage our current and future growth effectively, which could make it difficult to execute our business strategy.
Since our inception in 2012, we have experienced rapid growth, and we anticipate further growth in our business operations, including by opening offices in new geographies. This growth requires managing complexities across all aspects of our business, including complexities associated with increased headcount, expansion of international operations, expansion of facilities, execution on new lines of business and implementations of appropriate systems and controls to grow the business. Our growth has required significant time and attention from our management, and placed strains on our operational systems and processes, financial systems and internal controls and other aspects of our business.
We expect to continue to increase headcount and to hire more specialised personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. We may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that we currently have, and accordingly we may not be successful in hiring, training and managing such individuals. For example, if our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. Improving our technology and processes have required us to hire and retain additional scientific, engineering, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 17 employees as of January 1, 2018 to more than 160 employees as of June 2021. We currently serve partners around the world and plan to continue to expand to new international jurisdictions as part of our growth strategy, which will lead to increased dispersion of our employees. Moreover, we expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being a public company. Once public, our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. A risk associated with maintaining this rate of growth, for example, is that we may face challenges integrating, developing and motivating our rapidly growing and increasingly dispersed employee base.
We may not be able to maintain the quality, reliability or robustness of our platform, or the expected turnaround times of our solutions and support, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. If we are unable to manage our growth properly, we may experience future weaknesses in our internal controls, which we may not successfully remediate on a timely basis or at all. For example, in connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2019 and 2020, material weaknesses were identified in our internal control over financial reporting, as described elsewhere in this “Risk Factors” section. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures are uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial.
If we fail to manage our technical operations infrastructure, our internal drug discovery team may experience service outages, and our new customers may experience delays in the deployment of our solutions.
We have experienced significant growth in the number of users and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers and to support our internal drug discovery programmes. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our solutions. However, the provision of new hosting infrastructure requires adequate lead-time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These types of problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales and usage, customers and our internal drug discovery team may experience delays in the deployment of our solutions as we seek to obtain additional capacity, which could adversely affect our reputation and adversely affect our revenues.
Risks Related to International Operations
As a company based outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.
As a company based in the United Kingdom, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:
•
economic weakness, including inflation, or political instability in certain non-U.S. economies and markets;

•
differing and changing regulatory requirements for product approvals;

•
differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•
potentially reduced protection for intellectual property and proprietary rights;

•
difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•
changes in non-U.S. regulations and customs, tariffs and trade barriers;

•
changes in non-U.S. currency exchange rates of the pound sterling, euro and currency controls;

•
changes in a specific country’s or region’s political or economic environment;

•
trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•
differing reimbursement regimes and price controls in certain non-U.S. markets;

•
negative consequences from changes in tax laws or practice;

•
compliance with tax, employment, immigration and labour laws for employees living or travelling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

•
workforce uncertainty in countries where labour unrest is more common than in the United States;

•
litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labour law or other alleged conduct;

•
difficulties associated with staffing and managing international operations, including differing labour relations;

•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•
business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The United Kingdom’s withdrawal from the European Union may adversely impact our and our collaborators’ ability to obtain regulatory approvals of our drug candidates in the United Kingdom and European Union and may require us to incur additional expenses in order to develop, manufacture and commercialise our drug candidates in the United Kingdom and European Union.
We are headquartered in the United Kingdom. The United Kingdom formally exited the European Union, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered a transition period, or the Transition Period, during which it continued to follow all European Union rules, which ended on December 31, 2020. On December 30, 2020, the United Kingdom and European Union signed the TCA, which includes an agreement on free trade between the two parties and has been provisionally applicable since January 1, 2021.
Since January 1, 2021 the United Kingdom has operated under a separate regulatory regime to the European Union. European Union laws regarding medicinal products only apply in respect of the United Kingdom to Northern Ireland (as set out in the Protocol on Ireland/Northern Ireland). The European Union laws that have been transposed into United Kingdom law through secondary legislation remain applicable. While the United Kingdom has indicated a general intention that new law regarding the development, manufacture and commercialisation of medicinal products in the United Kingdom will align closely with European Union law there are limited detailed proposals for future regulation of medicinal products. The TCA includes specific provisions concerning medicinal products, which include the mutual recognition of Good Manufacturing Practice, or GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued (such mutual recognition can be rejected by either party in certain circumstances), but does not foresee wholesale mutual recognition of United Kingdom and European Union pharmaceutical regulations including in relation to batch testing and pharmacovigilance, which remain subject to further negotiation. Therefore, there remains political and economic uncertainty regarding to what extent the regulation of medicinal products will differ between the United Kingdom and the European Union in the future.
Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our drug candidates is derived from European Union directives and regulations, the withdrawal has and could continue to materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialisation of our drug candidates in the United Kingdom or the European Union. Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorisations (Northern Ireland is covered by the centralised authorisation procedure and can be covered under the decentralised or mutual recognition procedures). A separate marketing authorisation will be required to market drugs in Great Britain. It is currently unclear whether the Medicines and Healthcare products Regulatory Agency in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorisation applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us and our collaborators or delay us and our collaborators from commercializing our drug candidates in the United Kingdom and/or the EEA and restrict our ability to generate revenue and achieve and sustain profitability. Following Brexit, there is no pre-marketing authorisation orphan designation in Great Britain, instead an application for orphan designation is made at the same time as an application for marketing authorisation. Orphan designation in the United Kingdom (or Great Britain, depending on whether there is a prior centralised marketing authorisation in the EEA) following Brexit based on the prevalence of the condition in Great Britain as opposed to the current position where prevalence in the EU is the determinant. It is therefore possible that conditions that are currently designated as orphan conditions in the United Kingdom, or Great Britain, will no longer be and that conditions are not currently designated as orphan conditions in the European Union will be designated as such in the United Kingdom, or Great Britain.
There is a degree of uncertainty regarding the overall impact that Brexit will have in the long-term on the development, manufacturing and commercialisation of pharmaceutical products, including the process to obtain regulatory approval in the United Kingdom for drug candidates and the award of exclusivities that are normally part of the European Union legal framework (for instance Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity). Any divergence between the regulatory environments in place in the European Union and the United Kingdom could lead to increased costs and delays in bringing drug candidates to market.
In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our drug candidates into the European Union, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles, all of which may make our doing business in the European Union and the EEA more difficult. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our drug candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.
As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union will have in the long-term and how such withdrawal will affect us, and the full extent to which our business could be adversely affected.
Exchange rate fluctuations may materially affect our results of operations and financial condition.
Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period.
We anticipate that our ADSs will trade in U.S. dollars. As a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pounds sterling on our ordinary shares represented by ADSs could also decline.
Risks Related to this Offering and Ownership of Our Securities
We do not know whether an active, liquid and orderly trading market will develop for our ADSs or what the market price of our ADSs will be. As a result, it may be difficult for you to sell your ADSs.
This offering constitutes the initial public offering of our ADSs, and no public market has previously existed for our ADSs or ordinary shares. We intend to apply to have our ADSs listed on The Nasdaq Global Market, or Nasdaq, and we expect our ADSs to be quoted on Nasdaq, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on Nasdaq would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.
Prior to this offering, there was no public trading market for our ordinary shares or ADSs. If the ADSs are listed and quoted on Nasdaq, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. You may not be able to sell your ADSs quickly or at the market price if trading in our ADSs is not active. The initial offering price will be determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial public offering price will be our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the public offering price.
Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.
We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or licence intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favourable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies or our drug candidates, or grant licences on terms unfavourable to us.
The market price of our ADSs may be highly volatile, and you may not be able to resell your ADSs at or above the initial public offering price.
The market price of our ADSs following this offering is likely to be highly volatile. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies and the trading price of our equity securities may be volatile due to factors beyond our control. As a result of this volatility, you may not be able to sell your ADSs at or above the initial public offering price. The market price for our ADSs may be influenced by many factors, including:
•
our investment in, and the success of, our software solutions;

•
the success of our research and development efforts for our internal and/or partnered drug discovery programmes;

•
adverse results or delays in preclinical studies or clinical trials;

•
reports of adverse events in products similar or perceived to be similar to those we are developing or clinical trials of such products;

•
an inability to obtain additional funding;

•
failure by us to successfully develop and commercialise our drug candidates;

•
the success of our drug discovery collaborators and any milestone or other payments we receive from such collaborators;

•
failure by us or our licensors and/or collaborators to prosecute, maintain, protect or enforce our intellectual property and proprietary rights;

•
disputes or other developments relating to intellectual and other proprietary rights, including litigation matters and our ability to obtain patent and other intellectual property protection for our technologies;

•
changes in laws or regulations applicable to future products;

•
adverse regulatory decisions;

•
the introduction of new products, services or technologies by our competitors;

•
failure by us to meet or exceed financial projections we may provide to the public;

•
failure by us to meet or exceed the financial projections of the investment community;

•
the perception of the pharmaceutical industry by the public, legislatures, regulators, and the investment community;

•
changes in the structure of healthcare payment systems;

•
announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic partner or our competitors;

•
additions or departures of key scientific or management personnel;

•
significant lawsuits, including patent or shareholder litigation;

•
changes in the market valuations of similar companies;

•
commentary by investors on the prospects for our business, our ordinary shares or ADSs on the internet, including via blogs, articles, message boards, or social media platforms;

•
general economic, industry, political and market conditions, including, but not limited to, the ongoing impact of the COVID-19 pandemic;

•
sales of our ADSs or ordinary shares by us or our shareholders in the future; and

•
the trading volume of our ADSs.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after the completion of this offering does not exceed the initial public offering price, you may not realise any return on your investment in us and may lose some or all of your investment.
If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about our business, our ADS price and trading volume could decline.
The trading market for our ADSs will likely depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have research coverage, and there can be no assurance that analysts will cover us, or provide favourable coverage. Securities or industry analysts may elect not to provide research coverage of our ADSs after this offering, and such lack of research coverage may negatively impact the market price of our ADSs. In the event we do have analyst coverage, if one or more analysts downgrade our ADSs or change their opinion of our ADSs, our ADS price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ADS price or trading volume to decline.
Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.
Upon completion of the offering, our executive officers, directors and current beneficial owners of five percent or more of our ordinary shares and their respective affiliates will, in aggregate, beneficially

own approximately        of our outstanding ordinary shares, based on the number of ordinary shares outstanding as of June 30, 2021 and assuming the issuance of ordinary shares (including ordinary shares represented by ADSs) in the offering.
As a result, depending on the level of attendance at our general meetings of shareholders, these persons, acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions and amendments to our articles of association.
In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs and ordinary shares by:
•
delaying, deferring, or preventing a change in control;

•
entrenching our management and/or the board of directors;

•
impeding a merger, scheme of arrangement, takeover, or other business combination involving us; or

•
discouraging a potential acquirer from making a takeover offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their ordinary shares at prices substantially below the price at which ADSs are being sold in this offering and have held their ordinary shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other shareholders.
Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders.
Sales of a substantial number of our ADSs in the public market could occur at any time, subject to certain restrictions described below. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of the ADSs could decline significantly and could decline below the public offering price in this offering. Upon completion of this offering, we will have             outstanding ordinary shares (including ordinary shares represented by ADSs), based on the number of shares outstanding as of                , 2021 (or                 ordinary shares if the underwriters exercise in full their option to purchase additional ADSs). Of these shares, only the                 ADSs sold in the offering will be freely tradable, and the remaining                 ordinary shares will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements entered into by our directors, executive officers and substantially all of our shareholders in connection with the offering. The representatives of the underwriters may agree to release our directors, executive officers or shareholders from their lock-up agreements at any time and without notice, which would allow for earlier sales of ordinary shares in the public market. See “Shares and American Depositary Shares Eligible for Future Sale”. After the lock-up agreements pertaining to this offering expire, these                 additional ordinary shares will be eligible for sale in the public market, though shares that are held by directors and executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, for sales in the United States. In addition, ordinary shares subject to outstanding options under our equity incentive plans and the ordinary shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
Sales of a substantial number of such ADSs or ordinary shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of restrictions in the lock-up agreements, could cause the market price of our ADSs to fall or make it more difficult for purchasers of ADSs to sell their ADSs at a time and price that they deem appropriate.

Moreover, after this offering, holders of an aggregate of       ordinary shares will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders, as well as to cooperate in certain public offerings of such ordinary shares. In addition, we intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these ordinary shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Shares and American Depositary Shares Eligible for Future Sale” section of this prospectus.
Holders of ADSs are not treated as holders of our ordinary shares.
By participating in this offering, you will become a holder of ADSs with underlying ordinary shares in a company incorporated under the laws of England and Wales. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of American Depositary Shares”.
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books, we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares”.
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS programme, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favourable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.
If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favourable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.
No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our articles of association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.
You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, and any taxes. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.
Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
Under current English law, a company’s accumulated realised profits, to the extent they have not been previously utilised by distribution or capitalisation, must exceed its accumulated realised losses, to the extent they have not been previously written off in a reduction or reorganisation of capital duly made (as determined on a non-consolidated basis), before dividends can be declared and paid. Therefore, we must have distributable profits before declaring and paying a dividend. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.
If you purchase our ADSs in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing ADSs in this offering will pay a price per ordinary share that substantially exceeds the pro forma book value per share of our tangible assets after subtracting our liabilities. As a result, investors purchasing ADSs in this offering will incur immediate dilution of $             per ADS, based on the assumed initial public offering price of $             per ADS, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, representing the difference between the assumed initial public offering price and our as adjusted net tangible book value as of June 30, 2021 after giving effect to this offering. Further, investors purchasing ADSs in this offering will contribute approximately             % of the total amount invested by shareholders since our inception, but will own only approximately             % of the ordinary shares outstanding. Furthermore, if the underwriters exercise their option to purchase additional shares or our previously issued options to acquire ordinary shares at prices below the assumed initial public offering price are exercised, you will experience further dilution. For additional information on the dilution that you will experience immediately after this offering, see the section titled “Dilution”.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds”, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favourable return to our shareholders.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under English law and have our registered office in England. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgements obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters. Consequently, a final judgement for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognised or enforceable in the United Kingdom. In addition, uncertainty exists as to whether the courts of England and Wales would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgement for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgement based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such a decision. If an English court gives judgement for the sum payable under a U.S. judgement, the English judgement will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgements obtained in U.S. courts in civil and commercial matters, including judgements under the U.S. federal securities laws.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless the rights and the securities to which the rights relate are registered by us under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

Upon completion of this offering, we expect to qualify as a foreign private issuer, which means we will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than U.S. public companies.
Upon completion of this offering, we expect to qualify as a “foreign private issuer”, as defined in the SEC rules and regulations and, consequently, we do not expect to be subject to all of the disclosure requirements applicable to companies organised within the United States. For example, we expect to be exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorisations applicable to a security registered under the Exchange Act. In addition, our officers and directors will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events and disclosing our financial results. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organised in the United States.
While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to public companies organised in the United States.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq, which may provide less protection to our shareholders than what is accorded to investors under the Nasdaq rules applicable to domestic issuers.
We are entitled to deviate from the Nasdaq standards and rules applicable to the operation or and disclosure surrounding our board of directors. We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, we have adopted a compensation committee, but English law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, while we have a compensation committee, English law does not require that we adopt a compensation committee or that such committee be fully independent. Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.
Furthermore, English law does not have a regulatory regime for the solicitation of proxies applicable to us, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, while we have adopted a code of business conduct and ethics, English law does not require us to publicly disclose waivers from this code that have been approved by our board within four business days. As a result, our practice varies from the requirements for domestic issuers pursuant to Nasdaq Listing Rule 5610. We expect to report any such waivers in the subsequent Annual Report on Form 20-F. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.
In accordance with our anticipated listing on Nasdaq, our audit committee would be required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq listed U.S. companies. Because we are a foreign private issuer, however, our audit committee will not be subject to additional requirements applicable to Nasdaq listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent”, using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.
We are an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.
We are an emerging growth company, or an EGC, and we will remain an EGC until the earlier to occur of (i) the last day of 2026; (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer”, under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404;

•
being permitted to provide only two years of audited financial statements in this initial registration statement, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
reduced disclosure obligations regarding executive compensation; and

•
an exemption from the requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.
In addition, the Jumpstart Our Business Startups Act, or the JOBS Act, provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will incur increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
As a company whose ADSs are publicly traded in the United States, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on publicly traded companies of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce timely and accurate financial statements or prevent fraud. If we are unable to establish and maintain effective internal controls, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.
Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of auditing our financial statements for this offering, we identified material weaknesses in our internal control over financial reporting. A company’s internal control over financial reporting are processes designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards, or IFRS, as adopted by the IASB. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and perform supervisory reviews, a lack of robust accounting system controls, and informal control documentation with which to evidence our internal control over financial reporting. In connection with the audit of our financial statements as of and for the years ended December 31, 2020 and 2019, we identified the following material weaknesses in our internal control over financial reporting:
•
We did not design, and have not maintained, effective processes and controls. Specifically, we lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties. Without such professionals, we did not design and/or maintain formal accounting procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including with respect to the preparation and review of account reconciliations.
•
The lack of information technology general controls over our financial accounting system presents ineffective segregation of duties, change management and programme development in our control environment.

To address the material weaknesses, in 2021 we developed and began a remediation plan that includes the following activities:
•
We have hired new leadership in the accounting and finance team, including a new Director of Financial Reporting and a Finance Manager, with appropriate technical accounting knowledge and public company experience in finance and accounting.

•
We intend to continue to implement new financial processes and design and implement appropriate controls in order to enhance segregation of duties in the general ledger system that we implemented in the first quarter of 2020.

•
We intend to continue to hire additional experienced accounting and financial reporting personnel as necessary, to formalise documentation of policies and procedures, and to further evolve our accounting processes, including by implementing information technology-related general controls and appropriate segregation of duties.

The actions that we are taking are subject to ongoing review by our executive management and will be subject to audit committee oversight. Although we intend to complete this remediation process as quickly as practicable, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weaknesses.
As a public company, we will be subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2022. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. If we are unable to successfully remediate our identified material weakness, if we discover additional material weaknesses, or if we otherwise are unable to otherwise determine on an ongoing basis that we have effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the price of our ADSs may decline as a result. We also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorised override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
If we are (or one of our non-U.S. subsidiaries is) a “controlled foreign corporation”, or a CFC, there could be adverse U.S. federal income tax consequences to certain U.S. holders.
Generally, if a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of either the total value or total combined voting power of our stock, such U.S. holder may be treated as a “United States shareholder” with respect to each CFC in our group, if any, for U.S. federal income tax purposes. A non-U.S. corporation will generally be classified as a CFC for U.S. federal income tax purposes if United States shareholders own, directly, indirectly or constructively, more than 50% of either the total value or the total combined voting power of the stock of such corporation. Because our group includes U.S. subsidiaries, our current non-U.S. subsidiaries and potentially any future newly formed or acquired non-U.S. subsidiaries will be treated as CFCs, regardless of whether we are treated as a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments of earnings in U.S. property, regardless of whether such CFC makes any distributions to its shareholders. Additionally, an individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may also subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.
If we are a “passive foreign investment company”, or a PFIC, for any taxable year, there could be adverse U.S. federal income tax consequences to U.S. investors.
Under the Code, in general, we will be a PFIC, for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). For purposes of these tests, passive income generally includes, among other things, dividends, interest, gains from certain sales or exchanges of investment property and certain rents and royalties. If we are a PFIC for any taxable year during which a U.S. investor holds our shares, we will generally continue to be treated as a PFIC with respect to such U.S. investor for all succeeding taxable years during which such U.S. investor holds our shares, even if we cease to meet the threshold requirements for PFIC status. Such U.S. investor may be subject to adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. We cannot provide any assurance that we will furnish to such U.S. investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the PFIC rules of the Code. Such U.S. investor should consult its tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.
Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be classified as a PFIC for the taxable year ended December 31, 2020, although no assurances can be made in this regard. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the taxable year ended December 31, 2021 or in any future taxable year However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including this offering. We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive financing income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. investors, see the section of this prospectus titled “Material Income Tax Considerations — Material United States Federal Income Considerations for U.S. Holders”.
We may be unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments or benefit from favourable U.K. tax legislation.
As a U.K. incorporated and tax resident entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any U.K. corporation tax. As of December 31, 2020, we had cumulative carryforward tax losses of £23.3 million. Subject to any relevant utilisation criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward against future operating profits.
As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax relief programmes, one of which is the small and medium-sized enterprises research and development tax relief programme, or SME Programme, and, to the extent that our projects are grant funded or relate to work subcontracted to the company by third parties, the Research and Development Expenditure Credit programme, or RDEC Programme. Under the SME Programme, we may be able to surrender the trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our research and development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a SME, based on size criteria concerning employee headcount, turnover and gross assets. The U.K. Finance Act of 2021 introduced a cap on payable credit claims under the SME Programme in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that we claim.
We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licencee or owner of several patent applications which, if issued, would cover our drug candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.
Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organisation for Economic Co-Operation and Development’s Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares.
We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our financial statements, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realisation of expected benefits.
A tax authority may disagree with tax positions that we take, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
HMRC may decline to grant relief from stamp duty for which we currently intend to apply under section 77 of the Finance Act 1986 in respect of the share for share exchange effected pursuant to our corporate reorganisation. See the section titled “Corporate Reorganisation” elsewhere in this prospectus. If HMRC does decline to grant relief, stamp duty will arise at a rate of 0.5%, chargeable on the greater of the amount or value of the consideration given (being the value of the shares issued by the company to each shareholder of Exscientia Limited) and the market value of the shares in Exscientia Limited at the time of the share for share exchange. Stamp duty reserve tax will also be chargeable on the agreement to enter into the share for share exchange, although such liability would be cancelled, or if already paid, repaid, if stamp duty is duly paid on the relevant instruments of transfer within a period of six years from the stamp duty reserve tax charge arising or if the relevant instruments of transfer are otherwise exempt from stamp duty.
Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of central management and control remains outside the United Kingdom (or the Channel Islands or the Isle of Man).
We believe that, as of the date of this document, our place of central management and control is not, and is not expected to be, in the United Kingdom (or the Channel Islands or the Isle of Man) for the purposes of the jurisdictional criteria of the Takeover Code. Accordingly, we believe that upon re-registration as a public company we will not be subject to the Takeover Code and, as a result, our shareholders will not be entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids.
In the event that this changes, or if the interpretation and application of the Takeover Code by the Panel on Takeovers and Mergers, or Takeover Panel, changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose securities are listed outside of the United Kingdom), the Takeover Code may apply to us in the future.
The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:
•
In connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.

•
When a person or group of persons acting in concert (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company (which percentage is treated by the Takeover Code as the level at which effective control is obtained) or (b) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which they are interested when they are already interested in shares which carry not less than 30% of the voting rights but do not hold shares carrying more than 50% of such voting rights, they must make a cash offer to all other shareholders at the highest price paid by them or any person acting in concert with them in the 12 months before the offer was announced.

•
When interests in shares carrying 10% or more of the voting rights of a class have been acquired by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period (i.e., before the shares subject to the offer have been acquired) or within the previous 12 months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with them in that period. Further, if an offeror or any person acting in concert with them acquires any interest in shares during the offer period, the offer for the shares must be in cash or accompanied by a cash alternative at a price at least equal to the price paid for such shares during the offer period.

•
If after an announcement is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.

•
An offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

•
Special or favourable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•
All shareholders must be given the same information.

•
Each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein.

•
Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•
Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

•
Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

•
Stringent and detailed requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

•
Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association — Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.
The principal differences include the following:
•
under our articles of association to be effective upon completion of this offering, any resolution put to the vote of a general meeting must be decided exclusively on a poll. Under English law, it would be possible for our articles of association to be amended such that each shareholder present at a meeting has only one vote unless demand is made for a vote on a poll, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings;

•
under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•
under English law and our articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders representing 75% of the ordinary shares voting (in person or by proxy)), including amendments to the articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;
•
in the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares/ADSs. If acceptances are not received for 90% or more of the ordinary shares/ADSs under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares/ADSs will likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organised under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority of shareholders voting at the meeting and representing 75% of the ordinary shares (including those represented by ADSs) voting for approval;

•
under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

•
the quorum requirement for a shareholders’ meeting is a minimum of two shareholders entitled to vote at the meeting and present in person or by proxy or, in the case of a shareholder which is a corporation, represented by a duly authorised representative. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
Prior to the consummation of this offering, we will alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Exscientia Holdings Limited to Exscientia plc. English law provides that a board of directors may only allot shares (or rights to subscribe for or convert any security into shares) with the prior authorisation of shareholders, such authorisation stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. We have obtained authority from our shareholders to allot additional shares for a period of five years from          , 2021, which authorisation will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period of five years from          , 2021 which disapplication will need

to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).
English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association”.
Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints (i.e., any derivative action or proceeding brought on behalf of us, any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees, any action or proceeding asserting a claim arising out of any provision of the Companies Act or our articles of association or any action or proceeding asserting a claim or otherwise related to the affairs of our company) other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our articles of association will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favourable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organisational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Southern District of New York may also reach different judgements or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgements may be more or less favourable to us than our shareholders.
General Risks
If our estimates or judgements relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgements and Estimates”. The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements pertain to share-based payments provision, leases, recognition of revenue, loss-making contracts and deferred tax recoverability. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ADSs.
Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position and profit.
If our security measures are breached or unauthorised access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of or stop using our solutions, and we may incur significant liabilities.
Our solutions involve the collection, analysis, and storage of our customers’ proprietary information and sensitive proprietary data related to the discovery efforts of our customers. As a result, unauthorised access or security breaches, as a result of third-party action, employee error, malfeasance, or otherwise could result in the loss of information, litigation, indemnity obligations, damage to our reputation, and other liability. Because the techniques used to obtain unauthorised access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, if our employees fail to adhere to practices we have established to maintain a firewall between our internal drug discovery team and our teams that work with software customers, or if the technical solutions we have adopted to maintain the firewall malfunction, our customers and collaborators may lose confidence in our ability to maintain the confidentiality of their intellectual property, we may have trouble attracting new customers and collaborators, we may be subject to breach of contract claims by our customers and collaborators, and we may suffer reputational and other harm as a result. Any or all of these issues could adversely affect our ability to attract new customers, cause existing customers to elect to not renew their licences, result in reputational damage or subject us to third-party lawsuits or other action or liability, which could adversely affect our operating results. Our insurance may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:
•
the potential advantages of our platform;

•
our research and development efforts for our internal drug discovery programmes;

•
the ability and willingness of our third-party strategic collaborators to continue research and development activities relating to our development candidates and investigational medicines;

•
the initiation, timing, progress, results and cost of our internal drug discovery programmes or the drug discovery programmes of our collaborators;

•
the initiation, timing, progress, results and cost of our current and future preclinical and clinical studies, including statements regarding design of, and the timing of initiation and completion of, studies or trials and related preparatory work;

•
the timing and plans for regulatory filings and approvals, including our ability to maintain any such approvals;

•
the potential advantages of our drug discovery programmes;

•
the rate and degree of market acceptance and clinical utility of our products;

•
the size of the market opportunity for our drug candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

•
our ability to identify viable new drug candidates for clinical development and the rate at which we expect to identify such candidates;

•
our business strategies and goals;

•
our plans to collaborate, or statements regarding the ongoing collaborations;

•
the effectiveness and profitability of our collaborations, our ability to maintain our current collaborations and our ability to enter into new collaborations;

•
our ability to meet our obligations under our various collaboration arrangements;

•
our marketing capabilities and strategy;

•
estimates of our expenses, capital requirements and need for additional financing;

•
the performance of our third-party suppliers and manufacturers;

•
our ability to obtain patent protection and the extension of existing patent terms, to the extent available;

•
the protection of our trade secrets;

•
the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights

•
the impact of any current or future intellectual property litigation and our ability to defend against claims of infringement, misappropriation, or other violations of any third-party intellectual property rights;

•
our expectations regarding developments relating to our competitors and our ability to successfully compete in a highly competitive market;

•
our ability to identify, recruit and retain key personnel;

•
the impact of government laws and regulations;

•
the potential impact of the current COVID-19 pandemic on our business or operations; and

•
our expectations regarding the uses of the proceeds from this offering and the sufficiency of such net proceeds together with our existing cash and cash equivalents to fund our operations and capital expenditure.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, applicable regulations or the rules of any stock exchange to which we are subject.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are responsible for the accuracy of such information and believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements”.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of           ADSs in this offering will be approximately $      million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise in full their option to purchase additional ADSs, we estimate that the net proceeds to us from this offering will be approximately $      million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per ADS would increase (decrease) the net proceeds from this offering to us by $      million, assuming that the total number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, remains the same. Similarly, an increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering to us by $      million, assuming the assumed initial public offering price per ADS remains the same. This as adjusted information is illustrative only and will depend on the actual offering price and other terms of this offering determined at pricing.
The principal purposes of this offering are to increase our capitalisation and financial flexibility, create a public market for our equity and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents to continue to develop our propriety platform, to fund clinical development of our product candidates, to fund research and discovery with respect to our product candidate pipeline and for working capital and general corporate purposes.
This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-licence, acquire or invest in additional businesses, technologies, products or assets. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements for at least the next       months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.
Pending our use of proceeds from this offering, we plan to invest these net proceeds in a variety of capital preservation instruments, including short term, interest bearing obligations and investment grade instruments.

DIVIDEND POLICY
Since our incorporation, we have not declared or paid any dividends on our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares or ADSs. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. See the section titled “Risk Factors — Risks related ownership of our ADSs — We do not intend to pay dividends on our ADSs, so any returns will be limited to the value of our ordinary shares”.
Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (as determined on a non-consolidated basis), which are our accumulated realised profits that have not been previously distributed or capitalised less our accumulated realised losses, so far as such losses have not been previously written off in a reduction or reorganisation of capital.

CORPORATE REORGANISATION
Prior to the completion of this offering, a new company with limited liability, which is expected to be named Exscientia Holdings Limited, will be incorporated under the laws of England and Wales with nominal assets and liabilities for the purpose of becoming the ultimate holding company for Exscientia Limited and for the purpose of consummating the corporate reorganisation described herein. Exscientia Limited was incorporated under the laws of Scotland in July 2012. Once formed, Exscientia Holdings Limited will be a holding company which will not conduct any operations prior to this offering other than activities incidental to its formation, the corporate reorganisation and this offering. Investors in this offering will only acquire, and this prospectus only describes the offering of, ADSs representing ordinary shares of Exscientia plc.
The corporate reorganisation will take place in several steps, all of which will be completed prior to the completion of this offering. We refer to these steps, which are discussed below, as our “corporate reorganisation”.
Exchange of shares of Exscientia Limited for shares of Exscientia Holdings Limited
The issued share capital of Exscientia Limited is currently comprised of (i) 77,700 A Ordinary Shares of £0.001 each, (ii) 1,735 B Ordinary Shares of £0.001 each, (iii) 10,123 junior series C preferred shares of £0.001 each, or Junior C Shares, (iv) 30,255 series A preferred shares of £0.001 each, or Series A Shares, (v) 29,408 series B preferred shares of £0.001 each, or Series B Shares, (vi) 57,295 series C preferred shares of £0.001 each, or Series C Shares, (vii) 17,132 series C1 preferred shares of £0.001 each, or Series C1 Shares and (viii) 88,634 series D1 preferred shares of £0.001 each, or Series D1 Shares.
Pursuant to the Share Exchange, it is proposed that the shareholders of Exscientia Limited will agree to exchange these classes of shares in Exscientia Limited for the same number and classes of shares, with the same rights attaching thereto, with a nominal value of £2.00 each of Exscientia Holdings Limited. As a result, Exscientia Holdings Limited will become the sole shareholder of Exscientia Limited.
Holders of options over A Ordinary Shares and B Ordinary Shares in Exscientia Limited under the 2019 Company Share Option Plan and the 2016 Enterprise Management Incentive Plan will be invited to exchange those options for replacement options over A Ordinary Shares and B Ordinary Shares, as applicable, in Exscientia Holdings Limited. Holders of options and restricted stock units over A Ordinary Shares and B Ordinary Shares in Exscientia Limited under the 2018 unapproved share option plan, including the RSU sub-plan thereto, or the 2018 USOP, will be unilaterally substituted for replacement options or restricted stock units over A Ordinary Shares and B Ordinary Shares, as applicable, in Exscientia Holdings Limited.
Immediately following the Share Exchange, the equity facility agreement entered into by Exscientia Limited with SVF II Excel (DE) LLC, a company affiliated with SoftBank Group Corp., or SoftBank, in April 2021 will be novated from Exscientia Limited to Exscientia Holdings Limited, and Exscientia Holdings Limited will adhere to the terms of the share sale, transfer and merger agreement regarding Allcyte GmbH and entered into by Exscientia Limited and certain sellers in June 2021, or the Allcyte Acquisition Agreement. For additional information regarding the equity facility with SoftBank, please see the section titled “Related Party Transactions” and for additional information regarding the Allcyte Acquisition Agreement, please see the section titled “Business — Material Agreements”.
Incorporation of Exscientia (UK) Holdings Limited
Following the Share Exchange, Exscientia Holdings Limited will incorporate a new wholly-owned subsidiary, expected to be called Exscientia (UK) Holdings Limited, under the laws of England and Wales. Exscientia (UK) Holdings Limited will ultimately become the direct holding company of Exscientia Limited.

Transfer of Exscientia Limited shares to Exscientia (UK) Holdings Limited
Following the Share Exchange and the incorporation of Exscientia (UK) Holdings Limited, Exscientia Holdings Limited will transfer all of the issued shares in Exscientia Limited to Exscientia (UK) Holdings Limited in exchange for the issue of shares in Exscientia (UK) Holdings Limited to Exscientia Holdings Limited and, as a result, Exscientia Limited will become a wholly-owned subsidiary of Exscientia (UK) Holdings Limited, which, in turn, will be a wholly-owned subsidiary of Exscientia Holdings Limited.
Reorganisation of share capital of Exscientia Limited
Following the Share Exchange and the transfer of all the issued shares in Exscientia Limited to Exscientia (UK) Holdings Limited, Exscientia Limited will undertake a reorganisation of its share capital to re-designate its A Ordinary Shares, B Ordinary Shares, Junior C Shares, Series A Shares, Series B Shares, Series C Shares, Series C1 Shares and Series D1 Shares into a single class of ordinary shares.
Bonus issue of Exscientia Holdings Limited and Exscientia Limited
Following the Share Exchange and the transfer of all the issued shares in Exscientia Limited to Exscientia (UK) Holdings Limited, each of Exscientia Holdings Limited and Exscientia Limited will capitalise the amount standing to the credit of each of their merger relief reserves and apply such sums in paying up in full new shares to the holders of its class A ordinary shares (in the case of Exscientia Holdings Limited) or its ordinary shares (in the case of Exscientia Limited), which we refer to as bonus issue shares.
Reduction of capital of Exscientia Holdings Limited, Exscientia (UK) Holdings Limited and Exscientia Limited
It is expected that subsequent to the Share Exchange and the transfer of all the issued shares in Exscientia Limited to Exscientia (UK) Holdings Limited, each of Exscientia Holdings Limited, Exscientia (UK) Holdings Limited and Exscientia Limited will reduce its share capital pursuant to Part 17 of the Companies Act in order to create distributable reserves. The reduction of capital of both Exscientia Holdings Limited and Exscientia Limited will involve the cancellation of the relevant bonus issue shares. It is expected that Exscientia Limited will change its name to Exscientia AI Limited at the time of its reduction of capital.
Re-registration of Exscientia Holdings Limited as a public limited company and change of name to Exscientia plc
Following completion of the Share Exchange, the transfer of all of the issued shares in Exscientia Limited to Exscientia (UK) Holdings Limited and the reductions of capital referred to above, it is expected that Exscientia Holdings Limited will be re-registered as a public limited company and will change its name to Exscientia plc. Prior to that, Exscientia Limited will be required to change its name.
Certain special resolutions will be required to be passed by the shareholders of Exscientia Holdings Limited to approve the re-registration as a public limited company, the name change to Exscientia plc and the adoption of new articles of association for Exscientia plc appropriate for a public company.
Reorganisation of share capital of Exscientia plc
Immediately prior to completion of this offering, it is expected that all of Exscientia plc’s outstanding A Ordinary Shares, B Ordinary Shares, Junior C Shares, Series A Shares, Series B Shares, Series C Shares, Series C1 Shares and Series D1 Shares will be re-designated as ordinary shares of Exscientia plc on a one for one basis. Exscientia plc may subsequently undertake a share sub-division and/or consolidation of its ordinary shares.
Certain further resolutions will be required to be passed by the shareholders of Exscientia plc prior to the completion of this offering, details of which are set out in the section titled “Description of Share Capital and Articles of Association”.
Therefore, upon consummation of the corporate reorganisation and immediately prior to the completion of this offering, the current shareholders of Exscientia Limited will hold an aggregate of         ordinary shares of Exscientia plc.

CAPITALISATION
The following table sets forth our cash and cash equivalents and capitalisation as of June 30, 2021:
•
on an actual basis;

•
a pro forma basis to give further effect to our corporate reorganisation; and

•
on a pro forma as adjusted basis to give effect to the sale of           ADSs in this offering at an assumed initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data”, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands except share and per share data)
Cash and cash equivalents	£
Capital and reserves:
A Ordinary Shares,        shares authorised,        shares issued and outstanding, actual;        shares authorised,        shares issued and outstanding, pro forma;        shares authorised,        shares issued and outstanding, pro forma as adjusted

B Ordinary Shares,        shares authorised,        shares issued and outstanding, actual;        shares authorised,        shares issued and outstanding, pro forma;        shares authorised,        shares issued and outstanding, pro forma as adjusted

Series A Shares,        shares authorised,        shares issued and outstanding, actual;        shares authorised,        shares issued and outstanding, pro forma;        shares authorised,        shares issued and outstanding, pro forma as adjusted

Series B Shares,        shares authorised,        shares issued and outstanding, actual;        shares authorised,        shares issued and outstanding, pro forma;        shares authorised,        shares issued and outstanding, pro forma as adjusted

Junior Series C Shares,        shares authorised,
shares issued and outstanding, actual;        shares
authorised,        shares issued and outstanding,
pro forma;        shares authorised,        shares issued
and outstanding, pro forma as adjusted

Series C Shares,        shares authorised,        shares issued and outstanding, actual;        shares authorised,        shares issued and outstanding, pro forma;        shares authorised,        shares issued and outstanding, pro forma as adjusted

As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands except share and per share data)
Series C1 Shares,        shares authorised,        shares issued and outstanding, actual;        shares authorised,        shares issued and outstanding, pro forma;        shares authorised,        shares issued and outstanding, pro forma as adjusted

Series D1 Shares,        shares authorised,        shares issued and outstanding, actual;        shares authorised,        shares issued and outstanding, pro forma;        shares authorised,        shares issued and outstanding, pro forma as adjusted

Share premium
Foreign exchange reserve
Share-based payment reserve
Accumulated losses
Total equity attributable to owners of the parent
Total capitalisation	£

Each $1.00 increase (decrease) in the assumed initial public offering price of $       per ADS would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total shareholders’ equity and total capitalisation by $       million, assuming that the total number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, remains the same. Similarly, an increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total shareholders’ equity and total capitalisation by $       million, assuming the assumed initial public offering price per ADS remains the same. This as adjusted information is illustrative only and will depend on the actual offering price and other terms of this offering determined at pricing.
The number of ordinary shares, including ordinary shares represented by ADSs, outstanding on a pro forma as adjusted basis in the table above excludes:
•
           A Ordinary Shares and           B Ordinary Shares issuable upon the exercise of options outstanding under our existing equity incentive plans as of June 30, 2021, with a weighted-average exercise price of £      per share;

•
       ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 EIP, which will increase to an aggregate of ordinary shares effective in connection with this offering, as well as any automatic annual increases in the number of        ordinary shares reserved for future issuance under the 2021 EIP, as more fully described in the section titled “Management — Equity Incentive Plans;” and

•
       ordinary shares (assuming an initial public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus) underlying the grants to be issued prior to the closing of this offering to certain of our officers, directors and employees under our 2021 EIP, contingent and effective upon the execution and delivery of the underwriting agreement relating to this offering, with an exercise price that is equal to or greater than the price per ADS at which our ADSs are first sold to the public in this offering.

DILUTION
If you invest in our ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per ADS after completion of this offering. Our net tangible book value as of June 30, 2021 was $       million, or £      million, or $       per ADS, or £       per ADS. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares and preferred shares outstanding on June 30, 2021. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS.
After giving effect to our corporate reorganisation, our pro forma net tangible book value at June 30, 2021 would have been $       million, or £       million, or $        per ADS, or £      per ADS. After giving further effect to the sale of ADSs in this offering at an assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2021 would have been $        million, or £        million, or $        per ADS, or £       per ADS. This represents an immediate increase in net tangible book value of $        per ADS, or £        per ADS to existing shareholders and immediate dilution of $       per ADS, or £       per ADS to new investors. The following table illustrates this dilution to new investors purchasing ADSs in this offering, on a per ADS basis:
Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS as of June 30, 2021	$
Increase in net tangible book value per ADS attributable to new investors participating in this offering as a result of pro forma adjustments described above
Pro forma as adjusted net tangible book value per ADS after this offering
Dilution in as adjusted net tangible book value per ADS to new investors participating in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $       per ADS and the dilution to new investors in this offering by $       per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $       per ADS and decrease (increase) the dilution to new investors in this offering by $       per ADS, assuming no change in the assumed initial public offering price per ADS and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
The following table shows, as of June 30, 2021, on a pro forma as adjusted basis, the number of ADSs offered by us, the total consideration paid to us and the average price paid per ordinary share by existing shareholders and by new investors purchasing ADSs in this offering at an assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting commission and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages).

	Ordinary Shares or ADSs Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$	$
New investors			$		$	$
Totals		100.0%	$	100.0%	$	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $       million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by       percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, an increase (decrease) of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $       million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by         percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming no change in the assumed initial public offering price per ADS.
If the underwriters exercise in full their option to purchase an additional        ADSs, the percentage of ordinary shares held by existing shareholders will decrease to     % of the total number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors will be increased to % of the total number of ordinary shares outstanding after this offering.
The table and discussion above excludes:
•
           A Ordinary Shares and           B Ordinary Shares issuable upon the exercise of options outstanding under our existing equity incentive plans as of June 30, 2021, with a weighted-average exercise price of £      per share;

•
           ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 EIP, which will increase to an aggregate of        ordinary shares effective in connection with this offering, as well as any automatic annual increases in the number of ordinary shares reserved for future issuance under the 2021 EIP, as more fully described in the section titled “Management — Equity Incentive Plans;” and

•
            ordinary shares (assuming an initial public offering price of $       per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus) underlying the grants to be issued prior to the closing of this offering to certain of our officers, directors and employees under our 2021 EIP, contingent and effective upon the execution and delivery of the underwriting agreement relating to this offering, with an exercise price that is equal to or greater than the price per ADS at which our ADSs are first sold to the public in this offering.

To the extent these outstanding equity awards or any newly issued equity awards are exercised or vest (as applicable), or we issue additional ADSs or ordinary shares in the future, there will be further dilution to the new investors purchasing ADSs in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables present selected consolidated financial data as of the dates and for the periods indicated. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the summary consolidated statements of loss and other comprehensive income for the years ended December 31, 2020 and 2019 and summary consolidated statement of financial position data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements are prepared in compliance with IAS 34, as issued by the IASB. We derived the summary consolidated statements of loss and other comprehensive income for the six months ended June 30, 2021 and 2020 and summary consolidated statement of financial position data as of June 30, 2021 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements, and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and results of operations as of the dates and for the periods presented.
Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.
	Six Months Ended June 30,			Year Ended December 31,
	2021		2020	2020		2019
	(in thousands, except for share and per share data)
Consolidated statement of loss and other comprehensive loss data:
Revenue	$	£		$	9,672	9,107
Cost of sales					(14,226)	(5,634)
Gross (loss)/profit					(4,554)	3,473
Research and development expenses					(10,917)	(6,671)
General administrative expenses					(8,923)	(5,512)
Other income					1,205	534
Operating loss					(23,189)	(8,176)
Finance income					110	272
Finance expenses					(89)	(50)
Share of loss on joint venture					(1,211)	(90)
Loss before taxation					(24,379)	(8,044)
Income tax benefit					2,096	1,727
Loss for the year					(22,283)	(6,317)
Other comprehensive loss:
Foreign currency loss on translation of foreign operations					(103)	(8)
Total other comprehensive loss for the year, net tax					(103)	(8)
Total comprehensive loss for the year	$	£			(22,386)	(6,325)
Basic and diluted loss per share (pence per share)					(219p)	(64p)
Weighted average number of ordinary shares outstanding, basic and diluted					101,923	99,106
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)
Pro forma weighted average number of ordinary shares outstanding, basic and diluted (unaudited)

	As of June 30,	As of December 31,
	2021	2020		2019
	(in thousands)	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	$ £	$	£62,584	31,454
Total assets			77,724	41,469
Share capital			—	—
Share premium			89,099	32,318
Foreign exchange reserve			(111)	(8)
Share-based payment reserve			3,589	1,884
Accumulated loss			(34,054)	(12,140)
Total equity attributable to owners of the parent			58,523	22,054
Total liabilities	$ £	$	£(19,201)	(19,415)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis, as well as the section titled “Special Note Regarding Forward-Looking Statements”.
For the convenience of the reader, we have translated pound sterling amounts as of and for the periods ended December 31, 2020 and June 30, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $      . These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Overview
We are an artificial intelligence-driven pharmatech company committed to designing and discovering the best possible drugs in the fastest and most effective manner. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates. We have built a complete end-to-end solution of artificial intelligence, or AI, and experimental technologies that we believe will enable us to redefine the fundamental process of drug creation in order to improve the probability of successful development for new medicines. Our patient-first AI process is comprised of the following four elements:
•
Precision Target: deep learning approaches to prioritise projects from a wealth of data;

•
Precision Design: an extensive platform of AI technologies to design innovative drugs;

•
Precision Experiment: tech-enabled precision experimentation to derive better data; and

•
Precision Medicine: integrated analysis of patient data to ensure clinical relevance.

We are the originators of the first three AI designed precision drug candidates to enter human clinical trials. We have successfully progressed seven programmes from initial concept to advanced pre-clinical status across multiple disease areas. These development candidates were generated in an average of 12 months from the first novel designs, demonstrating our consistent speed and productivity. By targeting new efficiencies and developments with each new project, we currently are able to advance more than 25 projects concurrently in our pipeline despite having fewer than 200 employees. We intend to continue encoding and automating drug discovery to meet our goal of autonomous drug design, to bring better drugs to patients, faster.
Integrating technological innovations across AI, chemistry, computation, biology and physics in support of our mission to revolutionise the invention of small molecule drugs has required us to raise significant capital and adopt a long-term approach to capital allocation that balances near-term risks and long-term value creation. As of June 30, 2021, we have raised an aggregate of £      million ($      million) through private placements of our ordinary and preferred shares. We have raised total gross proceeds of £79.1 million ($      million) from the sale of our Series C Shares, the sale of our Junior C Shares, and the sale of our Series C1 Shares in fiscal year 2020 and the first half of fiscal year 2021. In April 2021, we raised total gross proceeds of $225.0 million through the sale of our Series D1 Shares.

In addition, we executed an Equity Facility Agreement with SVF II Excel (DE) LLC, or SoftBank, which provides us access to a further $300 million through the sale of preferred shares to SoftBank, which can be drawn in up to two tranches with a minimum size of $150 million per tranche at our request. We use the capital we have raised to fund operations and investing activities across platform research operations, drug discovery, clinical development, digital and other infrastructure, creation of our portfolio of intellectual property and administrative support. We do not have any drug products approved for commercial sale and have not generated any revenues from drug product sales. We had cash and cash equivalents and restricted cash of £62.6 million ($      million) as of December 31, 2020.
Since inception, we have incurred significant operating losses. Our net losses were £22.3 million ($      million) and £6.3 million ($      million) for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, our accumulated deficit was £34.1 million ($      million). We expect to continue to incur significant expenses and operating losses for the foreseeable future. In addition, we anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:
•
continue to invest in and develop our technology platform and applications;

•
continue to expand the breadth of our internal drug discovery programmes;

•
establish agreements with contract research organisations, or CROs, and contract manufacturing organisations, or CMOs, in connection with our preclinical studies and clinical trials;

•
seek marketing approvals for any drug candidates that successfully complete clinical trials;

•
establish a sales, marketing and distribution infrastructure, and scale-up manufacturing capabilities, whether alone or with third parties, to commercialise drug candidates for which we may obtain regulatory approval, if any;

•
maintain, expand, enforce, defend and protect our intellectual property;

•
acquire or in-licence other drug candidates and technologies;

•
attract and retain world class talent, including in competitive areas such as software programming and drug discovery;

•
add additional infrastructure to support our growing operations and our product development and future commercialisation efforts, including expansion of company sites;

•
experience unforeseen issues or delays with any of the above; and

•
add operational, financial and management information systems and personnel, including personnel to support transition to operating as a public company following the completion of this offering.

We will not generate revenue from the sale of our drug candidates unless and until we successfully complete clinical development and obtain regulatory approval for our drug candidates. Additionally, revenues we generate from our technology platform may decline if we are unable to validate our technology through successful regulatory approval of one or more of our drug candidates. If we are able to obtain regulatory approval for any of our drug candidates, we may incur significant expenses related to developing our commercialisation capabilities to support product sales, marketing and distribution activities, either alone or in collaboration with others. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.
As a result, we will need substantial additional funding to support our continued operations and pursue our growth strategy. Until we can generate significant revenue from pharmaceutical product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings, government funding arrangements, collaborations and marketing, distribution and licensing arrangements. We may be unable to raise additional funds or enter into such other arrangements on favourable terms, or at all. If we fail to raise capital or enter into such arrangements as, and when needed, we may have to significantly delay, scale back or discontinue the investments in our technology platform and in the development and commercialisation of one or more drug candidates, or delay our pursuit of potential in-licences or acquisitions.
Because of the numerous risks and uncertainties associated with pharmaceutical development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenues from the sale of our products, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce our operations.
Key Factors Affecting Our Performance
Advancement of our collaborations
We have entered into a number of collaborations with various biopharmaceutical companies to advance drug discovery. We will seek to enter into additional collaboration agreements, driven by the synergies we expect to achieve between our platform and the capabilities and expertise of our potential collaborators. We believe that our collaborations have the potential to be a significant driver of value for us in the form of equity stakes, research fees, preclinical, clinical and commercial milestone payments and option fees, as well as royalties on any potential future sales of drug candidates, if approved. We continue to work with our current collaborators to advance existing programmes through the research and discovery stages and to initiate additional programmes with these collaborators. Currently, we do not generally exercise control over the development programmes of our collaborators and often rely on decisions made by the management of such companies with respect to clinical development and commercialisation of any drug candidates that are the subjects of such collaborations. However, we expect to increase the number of joint collaborations in which we have joint control over the development plan for those drug candidates as we co-invest in these programmes alongside our collaboration partners. Our ability to continue to derive value from our collaborations will be driven both by our ability to make progress in these programmes and by our collaborators’ ability to successfully advance any such programmes beyond the discovery stage.
Ability to develop and expand our internal drug discovery pipeline
We are advancing our pipeline of internal drug discovery programmes through extensive application of our technology platform. We intend to progress our wholly and jointly-owned programmes through the development candidate stage and potentially into investigational new drug-enabling studies and clinical development. As we progress these programmes, we will strategically evaluate on a programme-by-programme basis whether to conduct clinical development ourselves or to enter into an out-licensing arrangement to maximise commercial opportunities. In any case, we will need to devote substantial resources to develop and expand our internal pipeline. Our ability to advance and build value in our internal drug discovery programmes will impact our financial performance, especially as we increasingly shift our focus to these programmes.
COVID-19 Business Update
In December 2019, a novel coronavirus, or COVID-19, emerged and has since spread worldwide. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. In response to the COVID-19 pandemic, governments around the world have put in place, and others in the future may put in place, quarantines, executive orders, shelter-in-place orders and similar government orders and restrictions in order to control the spread of the disease. In order to safeguard the health of our employees, in early March 2020, we implemented a company-wide work-from-home policy for all those that were able to work remotely. For employees for whom it was necessary to work in our laboratories, we enacted a policy of restricted access to the laboratories until June 2020, after which we lifted these restrictions while maintaining appropriate safeguards to ensure the continued protection of our employees. We intend to continue to phase-in the re-opening of our offices as our management and government advise, and we may take further actions that alter our operations as may be required by the relevant authorities, or which we determine are in our best interests.
While the COVID-19 pandemic has not materially impacted our business to date, the extent to which the outbreak may impact our business will depend on future developments, which remain highly uncertain and cannot be predicted with confidence. Factors that could impact our business in the future include the global rate of vaccinations, the efficacy and safety of approved vaccinations over an extended period against all variants of COVID-19, the continued imposition of travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United Kingdom, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United Kingdom, the United States and other countries to contain and treat the disease. Due to the restrictions related to COVID-19, our employees have been obliged to limit in-person interactions, and their ability to attend events that promote and expand knowledge of our company and platform, including industry conferences and events, has been hampered. Relative to our drug discovery programmes, the COVID-19 pandemic could delay the progress of certain programmes, particularly ones that are in clinical studies or preparing to enter clinical studies. Delays in these programmes could result in delays in achieving milestones and related revenue. While there remains uncertainty about the extent of the effect of the COVID-19 pandemic, we do not envision a long-term impact from the COVID-19 pandemic on our ability to execute on our strategy.
Management is actively monitoring the COVID-19 pandemic and its possible effects on our financial condition, liquidity, operations, customers, contractors and workforce. For additional information on risks posed by the COVID-19 pandemic, please see the “Risk Factors” section.
Our Collaborations
Pharma Collaborations
We have several collaboration agreements with global pharmaceutical companies, including Bayer AG, or Bayer, and Bristol Myers Squibb, which acquired our collaboration partner Celgene Corporation, or Celgene, in November 2019 and has recently entered into a new collaboration agreement with us. During the periods ending December 31, 2019 and 2020, we received £24.7 million ($      million) and £1.3 million ($      million), respectively, from our collaboration partners, $25.0 million (£19.2 million) as an up-front payment under a collaboration agreement with Celgene that was executed in March 2019. During the periods ended December 31, 2019 and 2020, 69.2% and 83.3% of our revenue, respectively, related to the recognition of this up-front payment in line with our progress towards delivering up to three clinical candidate compounds.
As described in the Revenue section below, our collaboration agreements contain up-front payments plus development milestones and royalties that are subject to the successful development of the associated drug candidates. As part of the agreements, we contribute our technology platform and drug design expertise and commit to participate in joint research activities. Typically, we will also contract with external CROs directly in order to support the research and development of programmes, until our partner takes responsibility for further preclinical and clinical studies.
We expect to expand our future portfolio of licence-based collaborations and progress existing programmes through key milestones, in turn increasing the revenue attributable to these programmes. However, we expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We do not expect that the structures of our pharma collaborations will change substantially in the future with respect to the assignment of responsibilities through the development process, though as discussed previously, we expect to increase the number of arrangements in which we have joint control with our collaboration partners over the development of drug candidates. We do not expect to enter into any additional service-only collaboration arrangements.

Joint Arrangements
We have entered into a number of joint arrangements with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates. The revenue or profit-sharing arrangements are typically either (i) defined within the terms of the joint venture agreement, for example, where certain market regions are assigned to each partner, or (ii) linked to the financial contributions of each partner in a profit sharing arrangement.
Our joint ventures are operated through contractual arrangements, with partners such as EQRx, Inc., Evotec International GmbH, or Evotec, and Huadong Medicine Co., Ltd, or through distinct legal entities in which we become co-founders alongside our partners, as with our joint venture with RallyBio, LLC, or RallyBio. With respect to existing contractual collaborations like the ones with Evotec, we have applied the Joint Operation definition under IFRS 11, and consequently, we recognise our share of costs as research and development expenses as they are incurred. These costs include internal labour costs and external CRO costs where relevant. In respect of our joint venture with RallyBio, which is operated through a separate legal entity, we have applied the Joint Venture definition under IFRS 11, and have utilised the equity method, recognizing an investment in the joint venture entity and adjusting for our share of profits or losses at each reporting date.
We will look to grow our portfolio of joint arrangements by partnering with biopharmaceutical companies with a strong strategic fit, which could include deep biological expertise in a disease area of interest to guide the application of our AI platform, or an established clinical or commercial infrastructure that could be leveraged to accelerate drug candidates to market approval. The structure of each joint arrangement will be determined by us and our partners on a case-by-case basis, taking into consideration the commercial, financial, accounting, tax and legal implications of each potential collaboration.
Components of Results of Operations
Revenue
We generate revenue broadly from two streams that relate to our principal activities:
•
Service fees:   We generate service fees from drug discovery collaboration agreements where we are utilizing our proprietary technology to develop novel intellectual property on behalf of the collaboration partner. Typically, we do not have any rights to future milestone and royalties as part of these agreements, but we may have an interest in the underlying project held through a separate joint venture arrangement, for example, our joint venture with RallyBio; and

•
Licensing fees:   We receive licensing fees from drug discovery agreements where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments on achievement of clinical, regulatory and commercial milestones.

We have historically received four types of payments within the two revenue streams:
•
Upfront payments, which are generally payable on execution of the collaboration agreement or on initiation of a project;

•
Research funding, which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;

•
Milestone payments, which are linked to the achievement of events that are defined in the agreement, such as clinical and regulatory milestones; and

•
Opt-in payments, which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property.

In addition to the milestone payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2019 and 2020 and the sales-based royalties will be recognised when the underlying sales transactions to which they relate are achieved. Consequently, we have only recognised revenue in respect of non-cancellable, non-refundable payments due under executed collaboration contracts and any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.
Costs of Sales
Costs of sales relates to costs from third-party CROs, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. CRO costs are the main driver for our costs of sales, representing 81% and 91% of total costs of sales during the periods ending December 31, 2019 and 2020, respectively. Currently we have two collaborations that involve direct payment of CRO costs by us; however, we expect this number to increase in the future, which in turn will increase our costs of sales.
Gross (loss)/Profit
Gross (loss)/profit represents revenue less costs of sales. Gross margin is gross (loss)/profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time, while certain opt-in and milestone payments are recognised in full at achievement. Therefore, we believe that gross (loss)/profit is not currently a helpful predictor of the future performance of our business.
Research and Development Expenses
Research and development expenses consist of internal drug discovery programme costs and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. These costs primarily consist of:
•
internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;

•
external expenses incurred under agreements with CROs and other consultants involved in our research and development;

•
facilities, depreciation and amortization, insurance and other direct and allocated expenses incurred as a result of research and development activities; and

•
costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation.

All direct external research and development expenditures are tracked on a programme-by-programme basis and consist primarily of fees paid to CROs relating to wholly and jointly operated discovery programmes in the later stages of drug discovery, including lead optimization, preclinical and clinical studies, and are assigned to the individual programmes. We do not allocate internal research and development expenses, such as employee costs, laboratory supplies, facilities, depreciation, or other indirect costs, to specific programmes because these costs are deployed across multiple programmes.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to expand and advance our wholly and jointly operated drug pipeline, invest in our technology platform and hire additional personnel directly involved in such efforts. Drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enroled and sites operated. We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of programmes.
General and Administrative Expenses
General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions, gains or losses on foreign exchange and other general operating expenses.
We expect that our general and administrative expenses will increase for the foreseeable future to support the anticipated growth of our business, including the substantial growth in research and development discussed above. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In addition, as a public company, we expect to incur increased expenses such as insurance and professional services.
Other Income
Other income consists of income from grants and tax credits receivable from the United Kingdom’s Research and Development Expenditure Credit Scheme, or RDEC.
As of December 31, 2020, we had two grants, a European governmental grant and a grant from the Bill & Melinda Gates Foundation. These grants compensate us for research activities and are recognised as other income in the periods in which the expenses are incurred, unless the conditions for receiving the grant are met after the related expenses have been incurred. In each case, the grant is recognised when it becomes receivable. The maximum amounts receivable under the grants are £1.2 million and £3.1 million, respectively. We expect our grant income in future years to increase in line with the activities being undertaken for the grants included above.
The other component of other income, RDEC, relates to tax credits receivable in relation to eligible research and development expenditures that are not eligible to be included in the SME Programme claim, as discussed below under the section entitled Tax Credit, such as when we receive income from a collaboration partner or grant funding for certain projects. These costs are claimed under the RDEC scheme, which offers a tax credit of up to 13% for qualifying expenditures, with certain subcontracted expenditures receiving an 8.5% tax credit. Under the RDEC regime, qualifying subcontracted costs are limited to those undertaken with certain institutions such as charities, higher education institutes, or scientific research organisations.
Under the RDEC regime, the tax credit is accounted for in our profit before tax under other income, with an associated tax charge recognised at the prevailing rate of corporation tax in the United Kingdom

(currently 19%) before total loss for the year. In the future, we may only be able to continue to claim certain research and development tax credits under the RDEC regime, if we no longer qualify as a small or medium-sized company as defined under HM Revenue and Customs criteria.
Finance Income
Finance income arises primarily from interest income on cash, cash equivalents and short-term deposits.
Finance Costs
Finance costs consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’ as adopted on January 1, 2019.
Income Tax Benefit
Our income tax balance is comprised of research and development tax credits recoverable in the United Kingdom and income tax payable in the United States and Japan. We are subject to corporation taxation in the United Kingdom. Exscientia Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc. and Exscientia Ventures I, Inc., are subject to corporation taxation in the United States. Exscientia Limited’s wholly owned subsidiary Exscientia KK is subject to corporation taxation in Japan. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc. and Exscientia KK both generate taxable profits due to transfer pricing arrangements in place with us.
As a company that carries out extensive research and development activities, we benefit from the United Kingdom’s small-and-medium enterprises research and development tax credit regime, or SME Programme, and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development is eligible for inclusion within the tax credit cash rebate claims. The SME Programme credit is recognised in full in the income tax benefit.
Segmented and Enterprise Wide Information
We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
The following table summarises our Consolidated Statement of Comprehensive Income for each period presented (in thousands):

	Year ended December 31,
	2020		2019
Revenue	$	£9,672	£9,107
Costs of sales		(14,226)	(5,634)
Gross (loss)/profit		(4,554)	3,473
Research and development expenses		(10,917)	(6,671)
General administrative expenses		(8,923)	(5,512)
Other income		1,205	534
Operating loss		(23,189)	(8,176)
Finance income		110	272
Finance expenses		(89)	(50)
Share of loss of joint venture		(1,211)	(90)
Loss before taxation		(24,379)	(8,044)
Income tax benefit		2,096	1,727
Loss for the year	$	£(22,283)	£(6,317)
Revenue
Revenue for the year ended December 31, 2020 increased by £0.6 million, or 6.2%, from £9.1 million for the year ended 31 December 2019 to £9.7 million. The following table presents our revenue for the years indicated (in thousands).
	Year ended December 31,
	2020		2019
Service fees	$	£786	£141
Licensing fees		8,886	8,966
Revenue	$	£9,672	£9,107
Service fees.   Service fees for the year ended December 31, 2020 increased by £0.7 million from £0.1 million for the year ended December 31, 2019 to £0.8 million. The increase in service fees was primarily due to the recognition of revenue resulting from the delivery of AI-design services to the joint venture entity held equally with RallyBio.
Licensing fees.   Licensing fees for the year ended December 31, 2020 decreased by £0.1 million, or 0.9%, from £9.0 million for the year ended December 31, 2019 to £8.9 million. The decrease in licensing fees was primarily due to revisions to the estimated cost of completion of our programmes under our collaboration agreement with Celgene, which made up 83% of revenue in the year ended December 31, 2020. As a result of current year events, including the decision to increase spend in developing and testing multiple potential candidate compounds generated by our AI platform in order to further increase the probability of candidate selection by Celgene, as well as an alteration of approach due to changes in the competitive landscape on one project, the total projected external costs to be incurred over the course of the collaboration were 71% higher as at December 31, 2020 than those estimated at December 31, 2019. As a result, the project completion percentage as at December 31, 2020 was 75% compared with 93% previously projected for that period end as at December 31, 2019. In addition, the total estimated costs to achieve the candidate opt-in milestones for all three projects now exceed the up-front payment received under the collaboration agreement.

Costs of Sales
The following table presents our costs of sales for the years indicated (in thousands)
	Year ended December 31,
	2020		2019
External CRO costs	$	£12,887	£4,550
Internal labour and overheads		1,339	1,084
Total costs of sales	$	£14,226	£5,634
Costs of sales for the year ended December 31, 2020 increased by £8.6 million, or 153%, from £5.6 million for the year ended December 31, 2019 to £14.2 million. The increase in costs of sales was primarily due to our collaboration with Celgene, which accounted for 89% and 94% of our costs of sales for the periods ending December 31, 2019 and 2020 respectively, including the additional expenses as described in the revenue section above. The increase was also partially due to the project with Celgene not fully commencing until August 2019. In addition, as we would expect, our expenditures with external CROs have increased as these projects have progressed towards clinical trials. We expect our costs of sales to continue to grow as we expand our project portfolio.
Research and Development Expenses
	Year ended December 31,
	2020		2019
EXS21546	$	£1,196	£1,267
Other research projects		1,640	1,725
Total external research and development expense	$	£2,836	£2,992
Headcount related expenses		5,733	2,582
Laboratory consumables and equipment		1,075	517
Software and data		981	526
Other		292	54
Total internal research and development expenses	$	£8,081	£3,679
Total research and development expenses	$	£10,917	£6,671
Research and development expenses for the year ended December 31, 2020 increased by £4.3 million, or 64%, from £6.7 million for the year ended December 31, 2019 to £10.9 million. The increase in research and development expenses was primarily due to a £3.2 million increase in research and development headcount costs, including expansion of our laboratory headcount and facilities in order to accelerate the enablement of early-stage drug discovery projects and expansion of our technology group to continue development of our technology platform. Associated laboratory, software and data costs have increased in line with the growth in these headcounts.
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2020 increased by £3.4 million, or 62%, from £5.5 million for the year ended December 31, 2019 to £8.9 million. The increase in general and administrative expenses was primarily due to an increase in salary and personnel costs of £1.0 million, reflecting an increase in headcount during the year, unfavourable foreign exchange movements of £2.3 million and an increase in depreciation charges of £0.4 million relating to additional leased facilities taken in Oxford, United Kingdom. This increase was partially offset by a reduction in travel and entertaining expenditure of £0.5 million as a result of the COVID-19 pandemic.
Other Income
Other income for the year ended December 31, 2020 increased by £0.7 million from £0.5 million for the year ended December 31, 2019 to £1.2 million. The increase in other income was primarily due to the RDEC tax credit which increased by £0.5 million to £1.0 million as a result of the underlying increase in expenses associated with our funded collaboration projects.
The remaining £0.2 million increase related to grants received from the European government and the Bill & Melinda Gates Foundation which were executed in 2020. Each grant provides reimbursement for certain costs incurred in the performance of research and development activities associated which are defined in the grant agreements.
Net Finance Income/(Expense)
Net finance income/(expense) for the year ended December 31, 2020 decreased by £0.2 million from £0.3 million for the year ended December 31, 2019 to £0.1 million. The decrease in net finance income/(expense) was primarily due to a £0.2 million decrease in interest received on cash and cash equivalents.
Share of Loss of Joint Ventures
Share of loss of joint ventures for the year ended December 31, 2020 increased by £1.1 million from £0.1 million for the year ended December 31, 2019 to £1.2 million. The increase in share of loss of joint ventures was primarily due to costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio. The joint venture commenced on July 19, 2019; the period ended December 31, 2020 is the first full year of operations for this entity and the reason costs are higher compared with the period ended December 31, 2019. The joint venture has not generated any revenues to date, and we do not expect that it will for the foreseeable future.
Income Tax Benefit
Income tax benefit for the year ended December 31, 2020 increased by £0.4 million, or 21.4%, from £1.7 million for the year ended December 31, 2019 to £2.1 million. Our income tax benefit balance largely consists of research and development tax credits which increased over the year due to an underlying increase in qualifying research and development expenditure.
Liquidity and Capital Resources
Sources of Liquidity
Since inception, we have incurred significant net losses. To date, we have not generated any revenue from drug candidates and we have financed our operations through equity financings and funds provided by collaborations. As of December 31, 2020, we had cash and cash equivalents of £62.6 million ($      million).
As of June 30, 2021, we have raised an aggregate of £      million ($      million) through private placements of our ordinary and preferred shares. During the periods ending December 31, 2019 and 2020, we received £26.0 million ($      million) from our collaboration partners.
In April 2021, we also entered into an Equity Facility Agreement with SoftBank. Pursuant to this agreement, subject to certain subscription conditions, SoftBank has agreed to subscribe up to $300 million in preferred shares at our request, in up to two tranches with a minimum size of $150 million per tranche. At the date of execution, the subscription price for each preferred share issuable under the agreement was set to equal the subscription price of the Series D1 Shares that we sold in our April 2021 fundraise, or $3,502.17 per share. Should we elect to require SoftBank to purchase preferred shares pursuant to the terms of the Equity Facility Agreement, the subscription price of such shares will be adjusted in reference to the completion of certain portfolio and collaboration milestones. The Equity Facility Agreement will terminate at the earliest to occur of the one-year anniversary of signing, the consummation of this offering, or a Share Sale as defined in our articles.
We invest our cash and cash equivalents primarily with a view to liquidity and capital preservation, placing cash in financial institutions on short-term deposit with an original maturity ranging from one to three months.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our clinical trials, and the development of our other drug candidates and our research pipeline.
We plan to continue to fund our operating needs through the net proceeds of this offering, additional equity financings and/or other forms of financing. We also intend to pursue strategic collaborations for clinical development and commercialisation of our drug candidates in various geographical markets. The following table summarises the primary sources and uses of cash for each period presented (in thousands):
	Year ended December 31,
	2020	2020	2019
Net cash flows generated from/(used in) operating activities	$	£(21,433)	£7,025
Net cash flows used in investing activities	$	£(3,745)	£(1,699)
Net cash flows (used in)/generated from financing activities	$	£56,311	£(146)
Net increase in cash and cash equivalents	$	£31,133	£5,180
Operating Activities
Net cash used in operating activities was £7.0 million for the year ended December 31, 2019 compared to £21.4 million of net cash generated for the year ended December 31, 2020. This is primarily due to an increase in operating expenses and a decrease in upfront payments received under collaboration agreements during the year ended December 31, 2020 of £23.4 million, largely due to the receipt of an upfront payment from Celgene in the amount of $25.0 million (£19.2 million) during the year ended December 31, 2019.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2019 was £1.7 million, primarily related to capital expenditures of £0.6 million incurred on leasehold improvements, £0.6 million of plant and equipment and £0.2 million of software and patent intangible asset purchases. Net cash used in investing activities for the year ended December 31, 2020 was £3.7 million, primarily related to capital expenditures of £1.4 million incurred on assets under construction, in relation to the buildout of our expanded facilities in Oxford, United Kingdom, £0.8 million of plant and equipment and a £1.4 million additional investment in our joint venture with RallyBio.
Financing Activities
Net cash used in financing activities during the year ended December 31, 2019 totaled £0.2 million, arising from payments made in respect of obligations under lease liabilities. Net cash provided by financing activities during the year ended December 31, 2020 was £56.3 million. This amount represents £56.8 million of net funding received from the first closing of the Series C preferred share financing in May 2020 partially offset by £0.5 million of payments made in respect of obligations under lease liabilities.
Funding Requirements
We believe that our existing cash and cash equivalents, without giving effect to the estimated net proceeds from this offering, will be sufficient to fund our operations and capital expenditure requirements for the foreseeable future and for at least the 12 months following the date of issuance of the financial statements contained elsewhere in this prospectus.Our assessment includes cash allocated for the acquisition, with consideration totalling €50 million comprised of cash and Exscientia’s ordinary shares, in addition to ongoing capital requirements of Allcyte GmbH. For additional information regarding this transaction, please see the section “Business — Material Agreement.” Our future capital requirements will depend on many factors, including our platform research and drug discovery and clinical development efforts, the growth of our collaboration revenue and the timing and receipt of milestone payments from our collaborations. Furthermore, our capital requirements will also change depending on the timing and receipt of any distributions we may receive from our equity stakes in our current or future joint venture companies. The potential for these distributions, and the amounts which we may be entitled to receive, are difficult to predict due to the inherent uncertainty of the events which may trigger such distributions. In addition, with respect to our internal wholly owned programmes, as part of our strategy we may choose to pursue licensing arrangements when we believe it will help maximise the commercial value of any such programme. If we are able to successfully enter into any licensing arrangements in the future, the potential amounts we may be entitled to and the likelihood and timing of such payments, including at what stage of discovery or development we may choose to pursue such arrangements, is uncertain.
We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to maintain or expand our operations and invest in our platform, we may not be able to compete successfully, which would harm our business, operations and financial condition.
We are subject to many other risks associated with early-stage enterprises, including increasing competition, limited operating history, the need to develop and refine our discovery platform and development operations, obtaining adequate financing to fulfil development activities, hiring management and other key personnel, scaling our laboratory processes to maximise throughput capacity, avoiding contamination and other causes of platform downtime and integrating cross-functional operations across our teams. Successful completion of our development programmes, and ultimately, the attainment of profitable operations is dependent on future events, including, among other things, our ability to secure financing, attract, retain and motivate qualified personnel, efficiently manage our supply chain, cost-effectively expand and maintain laboratory operations to accommodate growth, protect our intellectual property and execute strategic partnerships. Although we believe that we will be able to successfully mitigate these risks, there can be no assurance that we will be able to do so or that we will ever operate profitably.
We will need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to the risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:
•
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;

•
time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;

•
time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;

•
our ability to successfully commercialise our drug candidates, if approved;

•
our ability to have clinical and commercial products successfully manufactured consistent with U.S. Food and Drug Administration, the European Medicines Agency and other authorities’ regulations;

•
amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•
sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•
terms and timing of any revenue from our existing and future collaborations;

•
costs of operating as a public company;

•
time and cost necessary to respond to technological, regulatory, political and market developments;

•
costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•
costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements, or other arrangements that we may establish; and

•
inability of clinical sites to enrol patients as healthcare capacities are required to cope with natural disasters or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.
Contractual Obligations and Commitments
The following table summarises our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:
	Payment Due by Period
	Total	< 1 Year	1-3 Years	3-5 Years	5 Years +
	(in thousands)
Lease liabilities (1)	£3,806	£677	£677	£1,632	£820
Capital commitments(2)	1,055	1,055	—	—	—
Total contractual obligations	4,861	1,732	677	1,632	820
Total contractual obligations	£6,641	£2,366	£925	£2,230	£1,120

(1)
Refers to leasehold properties and represents the contractual lease obligations over the expected lease term.

(2)
Refers to contracts for fixed assets which will be received in future periods.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. However, it is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.
Off-Balance Sheet Arrangements
During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to interest rate, currency, credit and liquidity risks. Our executive board oversees the management of these risks.

Interest Rate Risk
Our exposure to the risk of changes in interest rates relates to investments in deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks.
Currency Risk
Foreign currency risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange relates primarily to cash and cash equivalents and outsourced supplier agreements denominated in currencies other than pounds sterling, in addition to our operations based in the United States and Japan.
Our cash and cash equivalents were £31.5 million and £62.6 million as of December 31, 2019 and December 31, 2020 respectively. As of December 31, 2020, approximately all of our cash and cash equivalents were held in the United Kingdom, of which 60% were denominated in pounds sterling, 39% were dominated in U.S. dollars and 1% were denominated in euros.
A hypothetical 10% change in the GBP/USD exchange rates during the period ending December 31, 2020 would have had a £3.3 million impact on our consolidated loss before tax and retained earnings. For all other currencies, a hypothetical change of 10% in exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables, and cash, cash equivalents and deposits held with banks and financial institutions. Cash, cash equivalents and deposits are maintained with high-quality financial institutions in the United Kingdom. We are also potentially subject to concentrations of credit risk for our trade receivables with respect to receivables owed by a limited number of companies comprising our customer base. Our exposure to credit losses is low, however, due to the credit quality of our collaboration partners which are typically large pharmaceutical companies.
Liquidity Risk
We continuously monitor our risk of a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital increases and executing collaboration agreements. Our financial statements were prepared on a going concern basis.
Internal Control Over Financial Reporting
Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of auditing our financial statements for this offering, we identified material weaknesses in our internal control over financial reporting.
Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and perform supervisory reviews, a lack of robust accounting system controls, and informal control documentation with which to evidence our internal control over financial reporting. In connection with the audit of our financial statements as of and for the years ended December 31, 2019 and 2020, we identified the following material weaknesses in our internal control over financial reporting:
•
We did not design, and have not maintained, effective processes and controls. Specifically, we lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties. Without such professionals, we did not design and/or maintain formal accounting procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including with respect to the preparation and review of account reconciliations.
•
The lack of information technology general controls over our financial accounting system presents ineffective segregation of duties, change management and programme development in our control environment.

To address the material weaknesses, in 2021 we developed and began a remediation plan that includes the following activities:
•
We have hired new leadership in the accounting and finance team, including a new Director of Financial Reporting and a Finance Manager with appropriate technical accounting knowledge and public company experience in finance and accounting.

•
We intend to continue to implement new financial processes and design and implement appropriate controls in order to enhance segregation of duties in the general ledger system that we implemented in the first quarter of 2020.

•
We intend to continue to take steps to remediate the material weaknesses by hiring additional experienced accounting and financial reporting personnel as necessary, formalizing documentation of policies and procedures and further evolving our accounting processes, including by implementing information technology general controls and appropriate segregation of duties.

The actions that we are taking are subject to ongoing review by our executive management and will be subject to audit committee oversight upon the consummation of this offering. Although we intend to complete this remediation process as quickly as practicable, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weaknesses.
Going Concern
We held £31.5 million and £62.6 million of cash and cash equivalents at December 31, 2019 and December 31, 2020 respectively. We recorded an operating loss of £8.2 million and £23.2 million as at December 31, 2019 and December 31, 2020, respectively. We generated positive operating cashflows in the period ending December 31, 2019 due to the upfront cash received under our Celgene collaboration. However, we did not generate positive operational cash flows during the period ending December 31, 2020 largely due to the continuing focus on research and development activities to advance our own and partnered drug discovery portfolio and our technology platform.
The increase in cash and cash equivalents between December 31, 2020 and December 31, 2019 arose following the first closing of our Series C preferred share financing under which a total of $59.9 million and $10.6 million was raised in May 2020 and August 2020, respectively. Subsequent to this date, we executed the second close of the sale of our Series C Shares on March 1, 2021 resulting in total gross proceeds of £79.1 million ($      million) from the sale of our Series C preferred shares. On April 27, 2021, we completed our Series D preferred share financing, resulting in total gross proceeds of $225.0 million from the sale of our Series D1 Shares. In addition, we executed an Equity Facility Agreement which provides access to a further $300 million through the sale of preferred shares to SoftBank, which can be drawn in up to two tranches with a minimum size of $150 million per tranche, at our request.
In assessing the going concern assumptions, our management and board of directors have undertaken a rigorous assessment of the forecasts and identified downside risks and mitigating actions.
The downside risks include a number of severe but plausible scenarios incorporating underperformance against the business plan and delays in cash inflows. As part of these risks, our board of directors has considered the impact of the ongoing COVID-19 pandemic. While it is difficult to estimate the impact of the pandemic due to the rapidly changing nature of the situation, the cash flow forecasts include our current assumptions, taking into account reasonable plausible downside scenarios. The assumptions include no additional receipts from forecasted milestones, new cash-generating collaborations and a reduction in related operational costs.
Despite the above uncertainties, our management has confidence that the accounts should be prepared on a going concern basis for the following reasons:
•
we have a track record of executing new collaboration agreements that generate significant cash inflows and of achieving milestones under existing collaborations;

•
we can easily access cash via the Equity Facility Agreement with SoftBank;

•
we have a history of being able to access equity financing as and when needed, including the recent sale of $225.0 million of our Series D Shares;

•
we have been able to continue business operations during the COVID-19 pandemic, including operating our laboratory with appropriate controls in place throughout the lockdown period; and

•
we have the ability to control and lower operational costs as necessary while servicing contractual commitments.

Therefore, our management has continued to adopt the going concern basis of preparation of financial statements. While our board of directors is progressing with its plans to secure additional financing from an initial public offering, it has assessed that should this not proceed, as we have access to $300 million in additional funding through the Equity Facility Agreement with SoftBank, we are able to execute on our operational plans for the foreseeable future. Even without new collaboration agreements or new equity financing, we believe we have sufficient cash and cash equivalents to continue operating for at least 12 months past the date of issuance of the financial statements located elsewhere in this prospectus. However, while we remain operating cashflow negative, additional equity finance may be required in the longer term.
Critical Accounting Policies and Significant Judgements and Estimates
Our consolidated financial statements for the years ended December 31, 2019 and 2020, and for the six months ended June 30, 2020 and 2021, respectively, have been prepared in accordance with IFRS as issued by IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Judgements and assumptions are primarily made in relation to revenue recognition to determine the appropriate method in order to determine the performance obligations under each agreement and appropriately allocate revenue to the identified performance obligations and to determine when variable consideration is considered highly probable to be achieved. Estimates and assumptions are also made in relation to the valuation of share-based payments and the incremental borrowing rate for leases. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.
Our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this prospectus. We believe that the following accounting policies are critical to the process of making significant judgements and estimates in the preparation of our consolidated financial statements.
Recognition of revenue
Our revenue is generated broadly from two streams that relate to our principal activities:

•
“Service fees” relate to drug discovery collaboration agreements where we are utilizing our proprietary technology to develop novel intellectual property on behalf of the collaboration partner. In certain cases, we do not have any rights to future milestone and royalties as part of these agreements; and

•
“Licensing fees” relate to drug discovery agreements where we develop intellectual property on behalf of the collaboration partner. These agreements either assign all intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation. As part of these agreements, we may receive future milestone and royalty payments on achievement of clinical, regulatory and commercial milestones.

We have four types of payments which can be included within the two streams of revenue:
•
“Upfront payments” are generally payable on execution of the collaboration agreement or on initiation of a project;

•
“Research funding” is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;

•
“Milestone payments” are linked to the achievement of an event, as defined in the collaboration agreement, such as clinical and regulatory milestones; and

•
“Opt-in payments” which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property, and constitute variable consideration in accordance with IFRS 15.

Under our collaboration agreements, we may also receive commercialisation milestones upon the first commercial sale of a product, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2019 or 2020 and these amounts will be recognised when the underlying sales transactions to which they relate are achieved.
In accordance with IFRS 15, we recognise revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when or as we satisfy a performance obligations.
At contract inception, we assess the goods or services promised within each contract that falls under the scope of IFRS 15 to identify distinct performance obligations. We then recognise as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Revenue is measured at the contract price excluding value added tax and other sales taxes.
We include the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognised will not occur. At contract inception, unconstrained revenue will typically include the upfront payments and in some instances, research funding.
At the inception of each arrangement that includes research, development, or regulatory milestone payments, we evaluate whether the milestones (i) relate to the one or distinct performance obligations under the agreement and (ii) are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or that of the licencee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received.
Any development milestone revenue adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
At the end of each subsequent reporting period, we re-evaluate the estimated variable consideration included in the transaction price and any related constraint and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which may affect licence, fees and other revenues and earnings in the period of adjustment.
No variable consideration was included at December 31, 2019 and 2020 or June 30, 2020 and 2021.
The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognise revenue as or when the performance obligations under the contract are satisfied.
When determining whether performance obligations have been satisfied, progress is measured using the input method utilizing either external costs or labour hours incurred depending on the nature of the collaboration arrangement to establish and estimate the progress of completion. Management has determined the input method represents a faithful depiction of our progress towards completion of performance obligations because the time and costs incurred depict the progress of development of the underlying intellectual property which may be transferred to the customer. At the end of each reporting period, we re-evaluate costs/hours incurred compared with total expected costs/hours to recognise revenue for each performance obligation.
For obligations in which revenue is recognised at a point in time, that point in time is the date at which the title of the goods is transferred to the customer.
Contract liabilities consists of billings or payments received in advance of revenue recognition. Contract assets consists of revenue recognised in advance of billings or payments.
Loss-making contracts
For collaborations that meet the criteria under IFRS 15, management judgement is required in order to determine whether the unavoidable costs of meeting the obligations under each collaboration arrangement exceed the economic benefits expected to be received under it. Where such costs are in excess of our best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37.
Management has assessed the value of the remaining transaction price relating to the outstanding performance obligations relative to the value of the remaining unavoidable costs of meeting the obligations under the contract relating to our largest customer and determined that no provision for future operating losses is required as at December 31, 2020, as management consider that certain future milestone options are probable to be achieved.
Share-based payments provision
We operate equity-settled, share-based compensation plans whereby certain of our employees and directors are granted awards over the shares in our company. The grant date fair value of awards granted under these share-based compensation plans is calculated using the Black-Scholes option pricing valuation model. The resulting cost is recognised in the profit and loss account over the vesting period of the awards, being the period in which the services are received.
The valuation models used require the input of subjective assumptions, including assumptions about the expected life of share-based awards, share price volatility and as a privately held company the estimated fair value of our ordinary shares. These assumptions used represent our best estimates at the time of grant, but the estimates involve inherent uncertainties and the application of our judgement.

The various assumptions used in determining the grant date fair value of the awards and the resulting cost recognised in the profit and loss account are set out in the notes to our consolidated financial statements appearing elsewhere in this prospectus.
Leases
Our right of use assets and lease liabilities associated with leases for leasehold properties are recognised at lease commencement date based on the present value of minimum lease payments over the lease term. Since the rate implicit in the lease is not readily determinable, we use the incremental borrowing rates based on indicative borrowing rates that would be available based on the value, currency and borrowing term provided by financial institutions, adjusted for company and market specific factors. This incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralised basis on an amount equal to the lease payments over a similar term in a similar economic environment based on the information available at commencement date in determining the discount rate used to calculate the present value of lease payments.
Deferred tax recoverability
Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases.
A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Management has made a judgement about the availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised. At December 31, 2019 and 2020, the board of directors decided not to recognise a deferred tax asset of £1.4 million and £7.6 million, respectively, relating to losses, share-based payment charges and other timing differences due to the uncertainty involved in determining the future profitability of our company.
Research and development expenses
Research and development expenditure is expensed as incurred. As part of the financial close reporting process, we may be required to estimate accrued research and development expenditure incurred. Typically this relates to preclinical or clinical study costs, as the majority of our earlier stage outsourcing contracts are billed each month on an actual basis or are highly immaterial. These estimates are based on reviews of open contracts, reports provided by the CROs and internal reviews to estimate the level of service performed and the associated cost incurred for those services when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each statement of financial position date in our financial statements based on facts and circumstances known to us at the time. The financial terms agreed with CROs are subject to negotiation and vary from contract to contract, which may result in uneven payment flows.
Recently Issued and Adopted Accounting Pronouncements
For information on the standards applied for the first time as of January 1, 2019 and 2020, please refer to our consolidated financial statements as of December 31, 2020 included elsewhere in this prospectus.
JOBS Act
We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company”, or an EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, such as (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).
We have elected to use the extended transition period for new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early. We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer”, with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

BUSINESS
Overview
We are an artificial intelligence-driven pharmatech company committed to designing and discovering the best possible drugs in the fastest and most effective manner. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates. We have built a complete end-to-end solution of artificial intelligence, or AI, and experimental technologies that we believe will enable us to redefine the fundamental process of drug creation in order to improve the probability of successful development for new medicines. Our patient-first AI process is comprised of the following four elements:
•
Precision Target: deep learning approaches to prioritise projects from a wealth of data;

•
Precision Design: an extensive platform of AI technologies to design innovative drugs;

•
Precision Experiment: tech-enabled precision experimentation to derive better data; and

•
Precision Medicine: integrated analysis of patient data to ensure clinical relevance.

We are the originators of the first three AI designed precision drug candidates to enter human clinical trials. We have successfully progressed seven programmes from initial concept to advanced preclinical status across multiple disease areas. These development candidates were generated in an average of 12 months from the first novel designs, demonstrating our consistent speed and productivity. By targeting new efficiencies and developments with each new project, we currently are able to advance more than 25 projects concurrently in our pipeline despite having fewer than 200 employees. We intend to continue encoding and automating drug discovery to meet our goal of autonomous drug design, to bring better drugs to patients, faster.
We have also pioneered the first clinically-validated AI-driven platform to improve treatment outcomes for cancer patients prospectively. In the first-ever prospective interventional study of its kind, our AI platform predicted which therapy would be most effective for late-stage haematological cancer patients based on drug activity in their own tissue samples, with measurements taken at single-cell resolution.
We believe our patient-first AI strategy will accelerate the creation of drug candidates that can achieve better outcomes for patients and have a higher probability of success in development.
Reinventing the Drug Design Process
Our mission is to bring about a revolution in the entire process of inventing small molecule drugs, replacing the sequential, artisanal approach that currently dominates the industry, with an efficient, integrated, AI-first, patient-based learning system that is suited to the complexity of drug discovery. We are driven to codify and systematise drug discovery, to move away from this sequential approach and scale the creation of precision engineered drugs.
From Data to Drug
We believe thousands of druggable proteins remain to be explored as new therapeutic targets. Oral small molecule drugs are the largest drug class and remain the therapeutic agent of choice. They accounted for 75% of the $1.2 trillion in drug sales in 2019. Small molecules are capable of performing biological functions, such as intracellular activation or inhibition, that are not possible with other modalities and can be distributed easily into the brain. Our full-stack AI technology is designed to identify, generate, analyse and optimise small molecules to ultimately exploit many more of these opportunities. Our philosophy is as follows:
•
Every atom counts.   The potential for success or failure of a drug is encoded into its chemical structure from the moment it is first designed. Before a compound is ever tested, the placement of each atom and bond will have predetermined how it will interact with the incredible complexity of human biology and disease. The molecular structure of the compound determines its potency, selectivity, safety, absorption, dose requirements and manufacturability as well as many other features that define a drug product. We believe every drug candidate should be designed at the atomic level in order to drive optimal efficacy with minimal side effects.
•
Drug design is a learning problem.   When designing truly innovative drugs, there will be insufficient information available at the start of the project and the right solution will not already exist in big datasets or screening libraries. In other words, drug design is a learning — not a screening — problem. This is true for both novel targets, where no work has been done before, and established targets, where new approaches must be devised that are distinct from existing efforts. As we start to explore novel chemical space we are likely to be at the limit of predictive power or the domain of applicability for current models. Our systems and models are designed to learn and evolve which, like nature, allows them to find optimum solutions to problems.

•
The patient is the best model.   Data from screening can be irrelevant or misleading if the cell types screened do not accurately represent actual patient biology. Currently available model systems such as cell lines, organoids, or mouse models are heavily transformed and do not recapitulate the complexity of human disease. We use a wide variety of technologies to ensure that the way we measure success in the drug design process translates as closely as possible to human biology. In particular, we can measure drug activity by applying deep learning AI to actual patient samples to derive the most accurate representations of patient biology.

Patient-First AI
We have put AI systems at the heart of everything we do, from target selection and design, to patient selection and trial design and invested in experimental strategies that utilise patient tissues directly to reflect the potential clinical setting for the medicine. We believe we have built a new process that will accelerate small molecule drug discovery and smooth the path of future medicines through the clinic to the right patient. Our platform has grown by applying our core principles:
•
learning fast is more important than screening big;

•
learn from all types of data;

•
encode and automate wherever possible; and

•
the patient is the best model to ensure translation from the lab to the clinic.

We have developed our extensive platform by applying AI and automation to solve problems we encounter during the design process. This has allowed us to create systems that have continuity and application throughout the drug discovery process.
The Learning Loop of Drug Discovery
To maximise our ability to learn across drug discovery and development we have engineered a comprehensive suite of AI-enabled computational tools that work in concert with our laboratory experimental platforms. Our experimental platforms are AI-enabled and fully integrated with our AI-driven computational platform to perform four key tasks:
•
Precision Target — select the right target;

•
Precision Design — design the right molecule;

•
Precision Experiment — collect the right data; and

•
Precision Medicine — select the right patient.

This creates a closed loop learning system that allows data to feed from experiment to design and from patient to target selection. This flywheel effect drives the perpetual growth in the power of our predictive models.

Precision Target
Identify the right targets for the right patients.   Selecting the best molecular or cellular target to treat a disease remains a key step in any drug discovery project. Using our target analysis platform, Centaur Biologist, we apply a combination of sophisticated AI systems to mine the literature, along with genetic and biological data, to identify targets that are highly implicated in the disease under study. We also perform a detailed assessment of druggability using our protein mapping technologies to prioritise targets based on tractability. Experimental data obtained from samples is then used to actively test hypotheses and to ensure that we design against targets that have the potential to deliver an effective drug response in the selected patient.
Precision Design
Custom designed for precision medicines.   Every project in our pipeline starts with the desired specification of the ideal drug molecule, including not only target potency and selectivity, but also addressing therapeutic index, predicted human dosing levels and frequency, brain penetration and other important characteristics. Because we can design for multiple parameters in parallel, we can set our objectives to achieve all of the design goals rather than prioritizing one over another. This allows us to design high quality molecules with balanced properties that are optimised for a specific disease and patient population.
Integrating diverse AI methods and data sets.   Our design platform, Centaur Chemist, is a sophisticated computational workflow of AI technologies and high-precision predictive models. It integrates diverse data including three-dimensional protein structures, high content images and pharmacology data, creating more than 2,500 predictive models. Analysing these models in parallel enables the system to achieve all of the desired multi-parameter objectives, or MPOs, rather than prioritising one over another. Centaur Chemist leverages generative design to evaluate potentially millions of compounds, which are prioritised and then selected using Active Learning to identify the optimum compounds for synthesis and testing.
Precision Experiment
Collect the right data.   AI systems learn most effectively when the data generated have high fidelity. Designing high quality drugs by AI depends on generating precise and disease relevant data on which to build models. Therefore, we have invested in tech-enabled precision experiment capabilities to generate high-quality biological data for our machine learning and deep learning model platforms. Approximately a third of our staff are involved in biological data generation to support our drug discovery operations in our world class laboratory facilities in Oxford, England.
The patient is the best model.   Currently available model systems (e.g., cell lines, organoids and mouse models) are greatly impacted by a variety of factors and immune components and consequently do not recapitulate the complexity and heterogeneity of human disease. We use a wide variety of technologies to have our drug design process translate as closely as possible to actual human biology. We are applying deep learning AI to actual patient samples to measure drug activity in order to obtain the most accurate representation of the treatment environment. Specifically, we have built a platform that combines the latest advances in high content confocal microscopy, proprietary deep learning image analysis and scalable cloud computing to interrogate the activity of small molecules and other therapies directly in diverse primary patient tissues with single cell resolution. Our technology is designed to overcome the unique experimental challenges that often occur when applying classical analysis techniques to primary tissues.
This platform has impact across all stages of drug discovery and development. In each case, the objective is to use primary human tissues as models to generate patient relevant data that ultimately drive successful translation into the clinic.
Experimental capabilities.   We have applied our AI-first approach to biological data generation and collection by investing in our own experimental capabilities along the drug discovery continuum including:

•
target selection;

•
hit discovery and drug optimisation; and

•
preclinical translation and patient selection.

We undertake precision measurements for each design cycle in every experiment to improve the relationship between prediction and observation and advance our models. We produce our own proteins, solve our own protein structures and source our own patient tissues. We also develop our own biophysical, pharmacological and high content assays. Our biophysics technologies provide us with a deep understanding of the kinetics of binding for both membrane and soluble targets in their native state. The seamless integration of our AI platform with our experimental infrastructure drives the perpetual learning of our platform, increasing its power and accuracy. We have a broad set of experimental capabilities, including those illustrated in the graphic below.
Precision Medicine
Select the right drug for the right patient with AI.   We have developed a functional precision oncology platform which provides clinically relevant data on the activity of drugs and drug candidates directly in live tissue samples from cancer patients. This enhances the patient relevance of discovery, preclinical and translational research, which we believe will ultimately increase the success rate of clinical trials and bring better drugs to patients.
Use AI to identify key biomarkers.   We correlate genomics, proteomics and transcriptomics to functional drug response data to identify biomarkers, or signatures, for patient selection. Our system can utilise actual treatment results and genetic analysis to identify unique biomarkers in complex biological systems associated with areas of unmet need to improve patient selection.
Our Team
We have gathered a team of world-class scientists and technologists that work collaboratively across the entire drug development process. They are led by a management team with deep industry experience. We are a global company, headquartered in Oxford, UK with sites in Miami (FL, US), Vienna (Austria), Dundee (Scotland, UK) and Osaka (Japan). We recruit talent from across the globe. As of June 30, 2021, our team of approximately 160 people represent 33 nationalities. Our pharmatech credentials are exemplified by the balance between technologists (approximately 40% of the company) and drug discovery scientists (approximately 43% of the company). Around 63% of our team work from our headquarters in Oxford, which includes a state-of-the-art lab completed in January 2021.
Our people are highly educated and experienced with more than 76% holding a Masters or higher qualification, with more than 57% holding a PhD/DPhil or M.D. Throughout their careers, our expert drug hunters have contributed to the invention of 8 marketed drugs and 88 clinical stage molecules, and have been named as an inventor on more than 190 patents between them. We believe that this intellectual diversity and depth of talent is core to our success.
Our people have unique backgrounds but share a common goal of finding smarter and faster ways to discover and develop new drugs at the intersection of technology and experimental innovation.

Our Strengths
Validated platform with a history of operational execution.   From our founding in 2012 until 2020, we were funded solely through business performance and collaboration partners, so every project had to have real-world results. We now have a novel pipeline of more than 25 projects, including the first three AI-designed drug candidates to enter clinical trials. As we scale our business and invest in our wholly owned pipeline, we have maintained our core culture of blending visionary goals with results-based pragmatism.
Precision oncology with clinical impact.   We apply deep learning AI imaging systems to understand drug effects on actual patient samples at every stage of drug development, including target identification, drug design and patient selection. We believe this enhances our ability to translate design concepts into impactful treatments beyond what would be possible with conventional techniques. We have demonstrated the value of our precision oncology technologies by significantly improving real world patient outcomes in a prospective clinical trial conducted by us.
End-to-end platform generates ideas, data and drug candidates.   Using our diverse capabilities across AI and experimental technologies, we prioritise novel targets, create proprietary drug candidates, analyse their performance and select patients for treatment. We are also data agnostic, designing from any configuration of high content, structural or biochemical data, which allows us to advance our pipeline into cutting-edge and data-sparse target categories. By controlling and redefining the end-to-end process, we have developed a robust pipeline of product candidates. Our average time from first design to development candidate is just 12 months and we synthesise fewer than a tenth of the number of compounds compared to conventional approaches.
Our platform continually learns from new data integration.   Our platform is designed to learn and becomes increasingly powerful and accurate with each incremental piece of data analysed. We build and automatically update more than 2,500 data-driven predictive models, in order to predict the properties of every drug candidate we design. We also use outcomes data in conjunction with data from patient tissue to define the optimum target product profile. By anticipating the many characteristics a drug will need in an actual patient setting, our platform is designed to find an optimal balance of properties to maximise future probability of success.
Our Patient-First AI Strategy
Through the power of AI and our patient-centric approach to drug discovery, our vision is to build the world’s leading pharmatech company. Our goal is to:
•
Encode and automate to transform every stage of the drug discovery process

•
Scale by automating interactions and autonomous decision making;

•
Leverage robotics and automation to transform cycle times and efficiency; and

•
Drive our technology stack through cutting-edge science and technology.

•
Design patient centric drug candidates with an improved probability of success

•
Use AI and technology to design precision drug candidates that have the potential to be safe and effective;

•
Use patient-based translation models to maximise the probability of clinical success; and

•
Reduce time and attrition throughout drug development.

•
Scale pipeline and operations

•
Focus the in-house pipeline on oncology and immunology;

•
Leverage partnerships to rapidly expand the portfolio and maximise platform value; and

•
Execute on a global strategy for discovery, development and commercialization.

Demonstrating the Impact of our AI
The first three AI-designed drug candidates to enter human clinical trials.   We have demonstrated that our AI platform can achieve the same practical and regulatory criteria imposed on traditional drug discovery by advancing the world’s first three AI-designed drug candidates into human clinical trials. We have designed four more candidates currently moving through various stages of advanced preclinical evaluation and more than a dozen in earlier stage development.
First AI system proven to improve clinical outcomes in oncology.   Our platform is able to anticipate the effectiveness of cancer treatments in the clinic by using AI to analyse the activity of drugs in live patient samples at single-cell resolution. In the EXALT I clinical study, which we completed in January 2020, tissue samples from late-stage haemato-oncology patients were collected and their reactions to more than 100 different clinically approved cancer therapies were evaluated at multiple concentrations. The patients (n=56) that were treated following the AI-platform recommendation achieved a 55% overall response rate and statistically significant improvement in progression-free survival over their prior line of therapy. In a post hoc analysis, patients receiving therapy recommended by the platform showed significantly improved outcomes compared to their prior treatments (clinical benefit hazard ratio of 0.53; p=0.005), whereas patients who received treatments other than the platform recommended therapy showed worse outcomes (clinical benefit hazard ratio of 1.4; p=0.4). We believe that this technology can be applied to new target selection, to ongoing drug design, as well as to patient selection in the clinic, thereby enabling truly patient centric drug design.
Unprecedented productivity.   We have demonstrated a repeated ability to create novel optimised drug candidates the AI generation of the first novel molecules within a particular project to the design of a years faster than the industry average using AI-first discovery. Our entire process from development candidate typically takes just 12 months, with significantly fewer compounds synthesised and tested than the industry average.
The figure shows a comparison of our process timelines (in orange) with the industry average (in green) of 4-5 years and 2,500 molecules to discover a drug candidate
Advancing small molecule target druggability.   Our AI platform has enabled the successful exploration of challenging design hypotheses, such as purely phenotypic based projects or engineering bispecific small molecules. We believe our AI-based design can begin to solve some of the same scientific problems for which large molecules are currently used. For example, we have successfully designed four drug candidates that are highly selective bispecific small molecules. This is a design category where biologics are typically used because a design process would be almost impossible using conventional small molecule drug discovery techniques. We believe there are other similar categories where small molecules could be applied using our technology to expand the overall addressable market.
Business Model
Tech driven scalability.   Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. The technology can be applied to small molecule discovery, in any therapeutic indication, in any disease area. Our goal is to expand our range of partnerships and seek out new drug discovery problems in order to challenge and expand our technology platform. We continue to build in three distinct project categories:
•
Our wholly owned pipeline focused on oncology and immunology. We perform all activities (experimental and AI) from target identification through clinical trials;

•
50/50 joint ventures in a variety of therapeutic areas. We provide end-to-end drug discovery capabilities, while our partners provide therapeutic area expertise and oversee clinical and commercial development; and

•
Large pharma partnerships in a variety of therapeutic areas. We provide end-to-end discovery capabilities in exchange for significant upfront payments, development milestone payments and royalties.

We expect our future pipeline development to be balanced among these three categories.

Ongoing Project Pipeline
The following graphic summarises ongoing projects in our partners’ and our pipelines:
Each of the development candidates listed above was designed in seven to 14 months, with an average of 12 months from first design. A few of the projects from the chart above are highlighted below.
I.
A2A antagonist:   Phase 1, immuno-oncology, majority owned. A2A is an attractive target, but existing approaches have either suffered from complex pharmacology due to lack of selectivity or side-effects caused by with low penetration. Our candidate, EXS21546, has demonstrated exceptional selectivity brain penetration while restoring immune activity and demonstrating single agent activity similar to PD-1 inhibitors in vivo. The compound reversed A2A receptor mediated immune suppression and also exhibited cancer cell killing activity in primary tissue samples of pancreatic and lung cancer patients.

II.
Kinase inhibitor:   Preclinical, immunology, partnered with Bristol Myers Squibb’s subsidiary, Celgene Corporation, or Celgene. This kinase is an attractive immune modulating drug target; however, several large pharma companies have failed to design a small molecule with the required potency and selectivity against other closely related kinases. Our balanced candidate has demonstrated high on-target activity while maintaining high selectivity and favourable tolerability.

III.
CDK7 inhibitor:   Preclinical, oncology, joint venture with GT Apeiron Therapeutics, or Apeiron. CDK7 presents an opportunity to improve treatment outcomes over CDK4/6 inhibitors due to CDK7’s dual role in cell cycle and transcription. Previous development efforts have exhibited side effects, possibly due either to a covalent binding mechanism of action or poor oral absorption. Our selective, non-covalent candidate has demonstrated consistent tumour responses in xenograft models with improved absorbtion over competitors. It has also demonstrated selective activity over background immune cells in ovarian cancer patient tissue models.

IV.
ENPP1 inhibitor:   Preclinical, rare disease and immuno-oncology, joint venture with RallyBio. ENPP1 inhibition could be a potential treatment for hypophosphatasia and other bone defects. We have demonstrated mechanistic proof-of-concept and designed candidate quality molecules for this rare disease. We are also exploring potential utility in immuno-oncology.

V.
Central nervous system, or CNS, agents:   Two candidates in Phase 1 and one in late-stage preclinical, psychiatry, out-licensed to Sumitomo Dainippon Pharma Co., Ltd., or Sumitomo Dainippon Pharma. All three programmes sought bispecific small molecules targeting two unrelated receptors while maintaining high selectivity against all related receptors and penetrating the blood-brain barrier. In addition, since they were intended for chronic administration, they required an exceptionally clean tolerability profile and convenient dosing schedule. Despite the fact that no third-party compounds having both potency and the desired functional activity against both receptors in any of the programmes were previously known, all three projects were able to meet their respective design objectives within 12 months.

Other notable discovery projects include:
•
HPK1 inhibitor:   Lead optimization, immuno-oncology, wholly-owned. HPK1 is a new area in immuno-oncology that is believed to enhance leukocyte activation and reduce tumour cell evasion. We are designing our candidate for use in combination or as monotherapy to overcome PD-1 therapy resistance and improve outcomes.

•
NLRP3 inflammazone inhibitor:   Hit-to-lead, neuro-inflammation, majority-owned. This inhibitor was discovered in collaboration with Oxford University using a high-content, image-based primary assay.

We have more than a dozen additional ongoing projects that range from target profiling to lead optimisation and we are continually initiating new projects.
Background to Drug Discovery
The current drug discovery process requires the ability to (i) aggregate, evaluate and analyse a large amount of data and information, (ii) accurately predict how molecules will induce biological effects and (iii) leverage these data to design a drug that works safely and effectively in humans. Due to these challenges, the process is slow, expensive and results in a high failure rate. We believe there are four fundamental issues impacting the current paradigm of drug discovery:
•
drug design is a complex multi-dimensional optimisation problem, the analysis of which is challenging for humans;

•
global scientific knowledge is rapidly proliferating, and yet, the current approach to drug discovery frequently fails to bring the plethora of knowledge to bear when identifying targets because it is simply too complex for any individual to comprehend;

•
many compounds fail to demonstrate clinical efficacy because current translational models do not represent the complexity of human disease; and

•
many compounds fail to demonstrate clinical efficacy due to dose limiting effects, including safety issues, or for pharmacodynamic or pharmacokinetic reasons.

Successful drugs need to achieve an exquisite balance of many properties spanning selectivity, potency, pharmacokinetics, or PK, and toxicity. Drug discovery is a multi-parameter optimisation problem that humans have traditionally approached in a sequential manner, which we believe to be inferior. Specifically, humans perform multiple rounds of chemical synthesis one after another to fix design flaws post hit identification. Ultimately, the conventional approach to optimisation is a long linear sequence that frequently leads to failure late in the process, after significant investment of time and capital.
Overview of Our Next Generation AI Platform and Approach
We think of drug discovery in a different way, as a learning problem from sparse data. From our first publications in Nature in 2012, we have pioneered AI-enabled drug discovery, operating at the convergence of advances in AI, chemistry, computation, biology and physics. Our AI-powered technology is designed to generate, analyse, prioritise and optimise small molecules to ultimately engineer novel precision drugs. We transform the drug discovery process from a lengthy, inefficient and somewhat random screening process to an automated learning and creation process. Every atom has a potential biological and physicochemical impact; hence, our algorithms work to find the most efficient, elegant and precise chemistry that satisfies the design objectives.
This enables us to create new innovative medicines faster.
•
Every compound we make and test is designed and selected by our AI algorithms;

•
Our patient tissue AI translational screening platforms have demonstrated improved clinical outcomes for oncology patients;

•
We generate differentiated proprietary data, which strengthens the predictive power of our models going forward; and

•
Our design AI intelligently applies these data to generate novel molecules and optimise across all design parameters in parallel, right from the start.

By testing our compounds in our patient-centric, disease-relevant assays, we can rapidly progress to clinical stage development and significantly decrease costs by increasing our speed of execution and our probability of success.
Shifting the curve: transforming the probability of success.   Our robust repeatable process designs precision drug candidates typically 10 times more efficiently than the industry average. We believe our approach of making every atom count reduces drug related liabilities in the clinic and that our patient-centric screening platform will increase the likelihood of activity in the clinic. We believe our approach will lead to an increased probability of success and an accelerated path to the patient. Ultimately, we believe our AI-platform will enable a greater likelihood of achieving first in class advantage. Global research has shown that first-in-class advantage is associated with capturing the majority of market share. Our efficiency maximises value creation by bringing forward the commercialisation period of a product’s life cycle as illustrated by the graphic below.

Our Technology Platform
The learning loop of discovery and development.   We have designed a comprehensive learning system with AI at its heart, encompassing precision target generation, precision molecular design and extensive precision experimental laboratory-based testing. These work in concert to deliver constant feedback and refinement to support our drug discovery goals. We have also built an AI-enabled approach to precision medicine that uses high resolution single-cell analyses of tissue material from individual patients. This allows us to learn from patient data in all aspects of our drug discovery and development process from target discovery, through drug optimisation to patient selection.
Precision Target
Centaur Biologist is our AI-driven, automated target discovery platform technology that applies deep learning to genome-scale datasets to identify connections and predict target-disease associations well ahead of publication in the scientific literature. At its core, Centaur Biologist is a system to gather, process and interpret data on potential targets and diseases that can enable us to differentiate the hot targets from the hype. We use Centaur Biologist to:
•
evaluate and prioritise incoming proposals for collaborative drug discovery;

•
seed our own internal drug discovery efforts; and

•
identify potential biomarkers for use in selecting patients and obtaining early signs of clinical activity.

The platform is disease area agnostic. To date, we have successfully applied it to target identification efforts in a wide range of areas, including oncology, immuno-oncology, immunology and rare diseases, supporting business development activities and initiating joint ventures. In addition, in partnership with the Bill & Melinda Gates Foundation, we are using Centaur Biologist to identify targets for diseases of particular importance to the developing world.
In order to automate hypothesis generation in biomedical science, it is essential to disambiguate biomedical entities in the scientific literature. Using learning algorithms and co-citation graphs, we have developed a methodology that addresses this issue arising from redundant and conflicting gene names in the scientific literature. Genome wide analysis of publications using recurrent neural networks allows trends or patterns in the literature to be identified, providing not only an alerting mechanism to highlight genes of emerging scientific importance but also a one-click disease area overview to increase the productivity of our target analysis team. Of particular interest is the ability to identify targets with a higher probability of translating to the clinic, and we use our patent-pending Trendy Genes algorithm to identify these in an objective and consistent manner. This gives us early insight into target identification and allows us to initiate drug design ahead of our competitors.

The top figure shows the Trendy Genes workflow. We generate a graph representation of the literature. Trends are identified to highlight emerging opportunities. The bottom figure provides a view of the platform displaying an overview of ovarian cancer publications plus the citation graph for a potential target of interest.
This disambiguated literature pipeline also forms the basis for a suite of predictive algorithms, moving the analysis from a visualisation of what is currently known, to a prediction of what is likely to be identified in the future. Embeddings are vector representations of entities and concepts generated from the global body of literature using multiple state-of-the-art language models. The embeddings capture the semantic context of the words and include the context of biologically relevant terms such as gene and disease names. Terms with similar meaning are represented by similar vectors. Once generated, these embeddings can be used as substrates for classification algorithms to predict unpublished links between genes and diseases. Our research indicates that mining these embeddings can highlight novel gene-to-disease associations years before they appear in the literature. Other relevant biological relationships such as synthetic lethal gene pairs can also be predicted prior to publication, supporting our oncology target identification and patient selection activities ahead of the competition.

A further application of our Centaur Biologist platform is the combination of literature extracted data with other structured data sources, such as genomics, transcript profiling and pathway databases. These data are integrated into large scale knowledge graphs that allow ‘shortest path’ analyses to trace relationships between genes and diseases. Applying graph neural networks enables us to link prediction, again generating novel gene-disease target hypotheses.
In order to identify the next generation of targets we are integrating personalised genomic sequencing and patient data from our own precision medicine platform.
Figure (a) shows that large scale knowledge graphs can be generated incorporating millions of nodes, representing both biological entities and the relationships between them. Figure (b) is a visualisation of a knowledge graph embedding showing genes in the region of DNA Polymerase Theta, a DNA damage repair target for oncology. Targets visually close to one another (e.g. PolQ) are proximal in our knowledge graph and therefore likely to be involved in similar biological processes. This enables rapid hypothesis generation and prioritisation of opportunities.
Predicting future drug targets with AI.   The following example shows how Centaur Biologist can be used to predict gene-disease associations years before they are reported in literature. One of our partners requested a demonstration using non-alcoholic steatohepatitis, or NASH, to identify potential development targets. We limited our analysis to only incorporate pre-2000 literature from PubMed, a publicly available repository of scientific publications, and then used these data to predict the top 100 novel targets most likely to be associated with NASH. The chart below shows that there was a linear progression over the following 20 years of the predicted targets being reportedly linked to NASH. Ultimately, 40% of the predicted targets are now described in the literature as demonstrating an association with NASH. For our own pipeline, we apply this to every project we consider to understand the genetic and target associations with disease using up-to-date data.

Figure above demonstrates how our literature embedding algorithms are able to predict novel targets years ahead of publication. The x-axis plots the number of years past the time point used for the literature embedding. The Y-axis gives the percentage of top 100 genes predicted to be associated with NASH for a specific model that have in fact subsequently been published.
Patient driven target discovery.   Our patient tissue screening platform can be used to validate targets by testing the activity of known compounds in primary tissue samples. Similarly, new therapeutic opportunities for previously validated targets can be identified by evaluating compounds in diverse patient samples from different indications. De novo target discovery is also feasible by evaluating the activity of annotated small molecule libraries or using CRISPR gene editing.
In a recent example, we characterised the activity of 80 approved small molecule drugs in a set of samples from 20 ovarian cancer patients. In a subgroup of patients, a family of tyrosine kinase inhibitors were found to be highly active, as shown in the figure below. Gene expression and subsequent gene set enrichment analysis revealed a new pathway that could potentially be drugged for the treatment of this disease. Follow up work to narrow down the target selection is currently ongoing.
Figure above shows patient driven target discovery and correlating drug response to gene expression data for target discovery. Single cell differential sensitivity data in 20 individual ovarian cancer samples. Colour indicates the mean of the dimethylsulfoxide normalised viable cancer cell number over all concentrations of a drug. Each drug was tested in seven concentrations starting at 20μM in 1:3 dilution. Blue colour indicates that the drug induced cancer cell specific cytotoxicity, red indicates adverse effect, and white not active. Each sample is classified into a reactivity category depending on the number of active drugs, yellow indicates the most reactive samples. The cancer population is measured by epithelial cell adhesion molecule surface expression in the image-based screening. The library of small molecules used in this screen have been blinded, the library was made up of 80 targeted inhibitors, chemotherapies, standard of care drugs, and experimental compounds. A subset of patient samples are showing strong and targeted responses to a subset of the small molecule drugs (red box) that all have overlapping target and pathway activity indicating the potential presence of a novel target or target family.
Precision Experiment
The predictive power of our machine learning models is based on the quality of the underlying data. Generating high quality, reproducible experimental data is therefore core to our business. We have developed advanced internal laboratories of over 22,000 square feet (2,044 square meters) in Oxford to deliver the following capabilities:
•
translational assays using high content imaging of patient tissues;

•
patient-tissue biobank for translational models;

•
molecular and cellular pharmacology to develop primary project assays;

•
biosensor fragment screening to support project initiation and progression;

•
structural biology (crystallography and cryo-electron microscopy, or cryo-EM) supports 3D design;

•
G-protein coupled receptor, or GPCR, biased-signalling pathways for next-generation pharmacology; and

•
molecular and cellular pharmacology to develop primary project assays.

It is important to control the precision of data generated by our primary pharmacology, biophysical and high content methods. We are focused on generating our own proteins and cell reagents in-house and sourcing tissue directly from patients. As a result, we are able to develop key assays and determine protein structures that are aligned to our design process and represent human biology. Where assay data is generated externally, we develop the primary and selectivity pharmacology assays in-house first to ensure high data quality. We continue to automate every aspect of drug design towards a strategic goal of fully automating laboratory sciences, from protein production and assay development to screening.
Translational assays using high content imaging of patient tissues.   Our platform combines the latest advances in high content confocal microscopy, proprietary deep learning image analysis and scalable cloud computing to interrogate the activity of small molecules and other therapies directly in diverse primary patient tissues at the single-cell level. We have developed our high content translational platform to overcome the unique challenges associated with working with primary tissues. The workflow is highly standardised and amenable to end-to-end lab automation. A typical patient-based high content assay workflow comprises the following:
•
tissues are collected and minimally processed to keep the composition close to the primary tumour;

•
tissue preparations are exposed to drugs in special imaging plates and incubated;

•
primary cells are fixed and stained with fluorescently labelled antibodies and dyes;

•
2D or 3D confocal images are taken of every single cell under every treatment condition using automated high content microscopy;

•
data are analysed using a proprietary image analysis software to identify, classify and phenotypically characterise each individual cell; and

•
the single cell data from millions of cells per experiment are analysed for biological effects.

Figure above provides an overview of the patient tissue analysis workflow
Compared to other ex vivo drug testing platforms, our approach offers the following key advantages:
•
Patient relevance: The process maintains the patient’s very own connective tissue cells and immune system and is sensitive to individual variation between patients.

•
Single cell resolution: Sensitive measurements can be taken from both liquid and solid tissues. This is essential to distinguish on- from off-target response and prioritise clinically effective over ineffective or toxic drugs.

•
Versatility: Our assays are compatible with diverse cancers and tissue types, direct cell killing and immunomodulatory drugs.

•
Scalability: Our platform uses standard lab automation and maximises the number of drugs tested with limited tissue. Data analysis is fully cloud based and highly scalable. Typical throughputs range from 10 to 100 drugs analysed in parallel, in dose response curves and technical repeats and at different time points.
•
Speed: Typical turnaround times per assay can be as low as five days, which is substantially faster than industry-standard timelines for assays of organoid or animal models.

•
Reproducibility: The analytical performance of the platform has been extensively studied and results found to be highly reproducible both within and between assay runs.

Patient-tissue biobank for translational models.   Our experimental process is compatible with diverse tissue types and tumour indications including blood (leukaemias), lymph nodes (lymphoma), malignant pleural effusions and ascites and solid tissue samples (solid tumours). It is currently established for the majority of haematological cancers (including acute and chronic leukaemias, T- and B-cell non-Hodgkin lymphomas and multiple myeloma) and a growing number of solid tumours (lung, ovarian and pancreatic cancer, with breast cancer under development).
Table above shows the indications and drug types currently used with our patient tissue platform.
The platform enables the robust quantification of complex phenotypes in advanced primary samples.
Figure above shows the readouts frequently used by the platform
We routinely use readouts that include:
•
quantification of cell viability and classification of cell identity (e.g., to determine the ability of an anticancer drug to selectively kill cancer but not immune cells);

•
quantification of activation marker intensities and expression for population changes (e.g., to quantify immune cell activation and proliferation); and

•
cell size, morphology and shape (e.g., to investigate cellular activity depending on stimulation or drug treatment).

We have also developed proprietary methods to quantify cell-to-cell interaction propensities as a measure of immunomodulation (e.g., to determine the likelihood of antigen presenting cells to interact with T-cells in complex primary tissues); and we are working to develop label free and unsupervised approaches for classifying phenotypic diversity in primary tissues. Additionally, the platform can be adapted to work with induced pluripotent stem cells and co-culture models at the single-cell level, which could expand its potential application beyond oncology into inflammatory diseases and other indications.
Biosensor fragment screening to support project initiation and progression.   Biosensor assays, using surface plasmon resonance, or SPR, allow direct biophysical measurement of compound binding and its kinetics. We use biosensor assays throughout our drug discovery process from the creation of seed datasets of low molecular weight “fragment” compounds to optimisation of chemical scaffolds during generative design. Biosensor assays have an extremely wide dynamic range and can measure compounds with binding equilibria from pico-Molar to milli-Molar and are ideal for fragment screening. The label-free nature of biosensor assays allows ligands binding at both orthosteric and allosteric target sites to be measured. The graphic below illustrates the integration of our fragment screening technologies to identify and exploit novel binding sites.
We are constantly striving to improve our technology and the quality of the data that we generate. Our team has developed a key innovation in biosensor assays, specifically, the application of SPR technology to screen “wild type”, fully functional GPCRs. The advantage of screening “wild type” GPCRs, compared to thermostabilised proteins, is that the full range of receptor conformations and associated pharmacological functions can be measured in a single assay — from inverse agonists to full agonists. This approach was critical, for example, to the successful development of our A2A clinical candidate.
Our biosensor assays are AI enabled, with SensAI, a machine learning method that automates the analysis and classification of SPR experiments. This extends our machine learning to SPR data and is a key component to scaling our fragment screening and kinetic analysis capacity.
Structural biology supports 3D design.   Our AI algorithms directly exploit data from structural biology, whenever it is available, to build hypotheses for generative design and to map the binding site using Hot Spot analysis. We employ techniques such as X-Ray crystallography and cryo-EM to provide comprehensive 3D structural information about the atomic interactions of a molecule. We have built in-house structural biology capabilities for X-ray crystallography and cryo-EM that also make use of high-throughput synchrotron beamlines and Cryo-electron microscopes.
GPCR biased-signalling pathways for next-generation pharmacology.   We have established a comprehensive platform of GPCR techniques that comprise molecular pharmacology, AI design, biophysical screening and structural biology, which we call TRUPATH. This approach, which was invented by our head of GPCR Pharmacology, is pathway agnostic and thus allows us to measure

GPCR-ligand activities at the single-transducer level. TRUPATH technology is an exquisitely sensitive and universal GPCR signalling assay, allowing for precise discrimination between all G protein pathways. Unlike most signalling assays, TRUPATH does not rely on second-messenger pathways. TRUPATH is insensitive to receptor-reserve, meaning the signal is not influenced by the number of receptors present on the cell surface, improving translatability and simplifying comparisons of activity between pathways. TRUPATH is used to elucidate transduction networks and define biased signalling pathways that can refine target activity to mitigate off-target effects. TRUPATH allows for high resolution at the pathway level to provide the most accurate measures of receptor occupancy and activity in a signalling assay. Our TRUPATH system, now optimised within Exscientia, expands the technology to support both live-cell and protein-based configurations that are routinely applied in drug discovery projects. This same system allows TRUPATH to link GPCRs to previously undocumented or “silent” signalling networks even in the absence of ligands that drive a coupling event. The TRUPATH platform thus provides unique value to GPCR drug-discovery programmes. Our multi-parametric drug design algorithms are well-suited to exploit these complex GPCR readouts which are a spectrum profile across 20 signalling pathways rather than a single endpoint.
The graphic below describes our GPCR platform.
Molecular and cellular pharmacology to develop primary project assays.   Our laboratories are fully equipped to address the challenges of enabling a large-scale discovery portfolio and focus on the full integration of experiment with AI. The laboratories focus on four key areas to:
•
bring pharmacological and disease insights to the evaluation of new targets;

•
develop and implement translational strategy;

•
define, implement and monitor each screening cascade; and

•
drive projects through to candidate discovery.

To support our internal discovery portfolio, we incorporate a comprehensive range of biochemical screening technologies. In addition, we have extensive experience with physiologically relevant cellular screens covering immuno-oncology, oncology, inflammation and immunology.
To improve efficiency and integration with the AI platform we focus on:
•
integration of high-content data with multi-parametric analysis;

•
particle swarm optimisation for thermodynamic and enzyme kinetic analysis; and

•
automated assay development using design of experiments and Active Learning methods.

Precision Design
Our philosophy is that every molecule should be designed by an algorithm. We unlock the creativity of AI through the use of reinforcement learning, deep learning and genetic algorithms to intelligently design and select novel compounds that meet our design objectives.
Centaur Chemist is the core drug design component of our platform. It is a sophisticated combination of AI technologies and high-precision models that allow us to predict and utilise over 2,500 human biological endpoints in parallel to meet critical design objectives. Centaur Chemist can exploit diverse data, including three dimensional protein structures, high content images and pharmacology data, creating predictive models to evaluate the multitude of drug properties in parallel. Satisfying composite design goals to create drug candidates with balanced properties in the most efficient molecular structure is a significant competitive advantage of our AI design.
Objective setting and project telemetry.   Our AI platform allows us to design compounds that meet MPOs within a small number of design cycles. Using experimentally determined data we measure how well our compounds meet these objectives using our MERIT scoring system. Each circle in the charts below represents the overall performance for a single compound based on multiple defined objectives. The graph shows a typical project progression, with sequential compound number on the X axis and a composite measure of distance to desired drug properties (merit) on the Y axis. The composite measure drives the delivery of compounds with balanced properties since a single poor score in just one property will drive the overall MERIT score to zero. The graphs also illustrate how over time the system first explores the boundaries of the specific problem, initially producing a higher proportion of compounds with low MERIT scores but in doing so improving the underlying predictive models. As the system gains knowledge (i.e. more project specific experimental data) the project progresses rapidly and the system designs a higher proportion of compounds that satisfy all of the desired properties. The entire process from the first round of novel designs to identifying candidate quality molecules typically takes 12 months.

Model platform.   Our system predicts over 2,500 human endpoints automatically, from PK to off- target effects and we generate models which allow the Centaur platform to create and evaluate the suitability of the drug candidate molecules. These models are delivered through our comprehensive Model Platform, that allows us to ingest data from a wide variety of sources and automatically build multiple models using advanced machine learning techniques, such as multi-task deep learning models. In addition, we have built models on endpoints as diverse as in vivo behaviour models and high content cellular imaging, through to the more routine, biochemical or cellular screening data. The system does not require crystal structures of the protein of interest, but if one is available, we have comprehensive tools to utilise this additional 3D information, including molecular dynamics and physics-based prediction models. The system utilises whatever information is available and begins to learn its way towards the predetermined design objectives. If the goals of the project change, it will extract the maximum value from what it has already learned to inform a path to the new goals.
Hotspots.   This is a sophisticated statistical technology developed by our Head of Structural Bioinformatics that creates a detailed map of the surface of a protein. It describes the shape of any pockets present within a protein and the specific locations of the key features that determine ligand binding such as H-Bond donors, acceptors and apolar areas. The resulting map generated is incredibly valuable in describing the size, shape and composition of ligands that are likely to bind to these pockets and has great utility at multiple stages of the drug design process. Hotspots can be defined for a static structure or for a dynamic ensemble of structures derived by molecular dynamics.
Druggability assessment.   Having a map of potential binding sites for a protein enables a quantitative assessment of the likelihood of finding a ligand to be made in an automated manner. Further, the map also gives an indication of the likely physical properties of ligands that will bind to these pockets. This allows us to make a precise assessment of the druggability of any given protein or collection of proteins. In the diagram below we show how this automated analysis was applied to map the genome for an infectious disease.
Figure above shows a ranking of protein binding pockets for target drug tractability across a viral genome. Each line represents a potential binding site for a target within viral genome. Higher tractability scores indicate areas within a binding site more likely to favour a drug-like ligand. Peaks of high tractability represent hotspots of particular interest and thereby indicate opportunities for drug discovery.
Defining 3D constraints as starting points for the generative process.   The same detailed map of each structural binding site can be used to create the objectives to initiate our generative design algorithms. The system generates molecules that are complementary to the Hotspot map and precisely engineered to fit into the cavity without any superfluous atoms.

Generative design.   Core to our AI approach is the belief that learning systems are superior to brute force in finding the optimal and most elegant solution to high dimensional problems. We have developed a suite of AI-design algorithms that generate novel chemical structures, allowing us to virtually navigate the vastness of chemical space in an efficient and intelligent manner.
Machine learning methods rely on having a reward mechanism to guide the algorithm as it generates molecules that better satisfy the desired criteria. This process is how the system learns. We have created a comprehensive “reward bundle” that allows us to plug in any combination of our predictive models to any of our generative design algorithms. We can exploit the precision of 3D structural information along with the breadth of 2D data in this fully integrated reward system to generate optimised molecules.
For each design cycle, we combine the key objectives into an MPO function and the AI generative models create molecules to meet these objectives. Employing generative AI means that our system can effectively evaluate billions of possible molecules to identify those that meet our desired criteria. We use multiple AI algorithms, all of which are optimised for real world applicability, to generate synthetically tractable and drug-like molecules with desirable properties. Some of these methods are described below:
Rogue is a class-leading reinforcement learning algorithm which is one of the many generative AI algorithms we routinely use. It uses a prior model of relevant chemical space that is initially trained using a large database of drug-like molecules. The Rogue agent then generates a molecule and calculates the new molecule’s properties, assessing if it is closer or further away from the desired MPO function. The agent learns during this process how to optimise the reward from both positive and negative changes. It updates the stochastic policy accordingly to make positive changes more likely. Once a policy to fully optimise the MPO is learned, the model generates a population of molecules from which our active learning algorithms pick the best candidates for synthesis and testing. The following graphic illustrates components of the drug design process with Rogue.
Gambit is a generative molecule design algorithm that uses evolutionary optimization. It automatically evolves populations of novel, tailored molecular designs using hybridisation and chemical transformations. Based on original work published by our founders in Nature in 2012, Gambit has been significantly refined and developed to incorporate our state-of-the-art scoring functions and run on our workflow system. The evolutionary design used in Gambit is complementary with deep learning generative approaches such as Rogue.
DeLinker is the first graph-based deep generative method that incorporates 3D structural information directly into the design process. Our method takes as input two molecular fragments and designs a molecule incorporating both substructures, either generating or replacing the linker between them. This allows us to handle structure-based design tasks such as fragment linking and scaffold hopping effectively. The generation process integrates 3D structural information, specifically the distance between the fragments and their relative orientations. This 3D information is vital to successful compound design. In addition to fragment linking, we see great potential for this method in application to proteolysis targeting chimera design. The following graphic summarises our DeLinker approach.
In the figure above, we summarise the algorithm’s model training and molecule generation process. The model is trained to reproduce known linkers in 3D and can be used to produce novel linkers, when used generatively.
Active Learning from sparse data.   Often at the start of a novel drug discovery programme, there is very little data available in the public domain. Where data on a target is sparse and we need to find new starting points, we proactively generate proprietary data via our precision experiment technologies to supplement what we can obtain from other sources. The early design cycles of a project we refer to as “exploration” because our systems are learning about the chemical landscape and building their predictive power. Using our Active Learning algorithms enables our design process to work with sparse data and identify the specific molecules to synthesise that will create the maximum information content at each design cycle. As the campaign progresses the amount of data available increases and active learning ensures we rapidly improve the predictive power of the models. This phase is referred to as “exploitation” because our systems are making the maximum use of the knowledge we have created.
We leverage the breadth of active learning strategies, including Shannon entropy and Bayesian optimisation, to identify the best compounds for experimentation based on which new data will improve our models more rapidly. Specifically, Active Learning identifies the best compounds to test in order to maximise information content and minimise overlapping features. Active Learning enables us to select compounds to optimally fill information gaps and areas of model uncertainty and thus maximise learning. Each cycle our Active Learning algorithms provide novel insights which strengthen the predictive power of our models. Consequently, we can rapidly progress towards the very best molecule for that specific target designed by our generative design models.
Our Precision Design Process
Step 1: Collecting and curating diverse data to seed models.   At the start of the project, we spend considerable time and effort to do a thorough and detailed assessment of all the available data relating to the target of interest. We have a dedicated team of experienced and skilled data scientists to extract and process data from a variety of sources and then perform sophisticated curation and quality control to ensure that it is of the highest quality for model building. Where we need to find new starting points, we proactively generate proprietary data via our precision experiment technologies including fragment screening or virtual screening to supplement data obtained from other sources
Step 2: Model building.   The models are deployed using our in-house model platform and the complex calculations orchestrated on our cloud architecture. Picking the right model for the right approach is important, but what is more critical is that the model learns and improves as it is fed with real experimental data. Every drug project is novel, and the molecules being designed have never existed before. We are often at the limit of the domain of applicability of our predictions: put simply, our models have not seen anything like the compounds we are designing, so our models learn how to predict each new compound’s properties. This is central to our philosophy that learning is the critical determinate of success in drug discovery. We continuously update the models in our state-of-the-art platform as new data is generated, and we test and validate their performance before deploying them, we then continue to monitor their performance to ensure we are delivering precise predictions. The graphic below illustrates this process.
Step 3: Design cycle objectives.   Each cycle of design has clearly defined objectives both in terms of the target properties to optimise but also in terms of the areas of the molecule to be modified. We describe this as an MPO, which enables our algorithms to automatically generate molecules to meet these criteria. It is important to balance exploration with exploitation to fully map the space around the design objectives, while efficiently optimising towards a development candidate. As an example, an MPO that appears to be a single objective such as dose actually comprises multiple objectives including potency, therapeutic index, bioavailability, solubility and many more that need to be broken down and encoded by the system in order to optimise. As projects progress, we measure progress towards the development candidate criteria using our MERIT scoring system.
Step 4: Optimisation.   New designs are produced using our generative AI approaches, such as Rogue and Gambit, in parallel to create a population of molecules that meet the optimisation criteria. Those with highest potential are then refined in silico using advanced models and prediction of synthetic accessibility.
Step 5: Selection.   From the large population produced by generative design, Active Learning is used to create a set of 10 to 20 prioritised molecules in each cycle that will give us the maximum information to improve our models and achieve multiple design goals. The 10 to 20 selected molecules are synthesised and tested extensively in the laboratory. The data is then fed back to build certainty into our predictive models so that the next cycle can commence.
Broad Applicability
The power of our multi-parameter AI driven approach is that in addition to single target focused optimization, we can optimise against more complex endpoints than have been conventionally possible. We can design against big and small data problems, with and without X-ray structure, and directly using high dimensional, high content data. We are not aware of any other design system that can incorporate such a breadth of data types into design.
Designing small molecule bispecifics.   We have completed multiple projects that require the modulation of two unrelated targets while retaining high off-target selectivity. Biologics have historically been used for bispecific molecules; however, our platform has enabled bispecific design for small molecules. Our AI platform has designed bispecific compounds that simultaneously fulfil the binding site requirements of two targets through an integrated pharmacophore. This means we do not use linker technologies that often lead to poor physical properties and high molecular weight. Due to the low molecular weight of our bispecific small molecules, they are more likely to be suitable for oral delivery and CNS penetration.
Dual Targeting with a Bispecific Small Molecule
The Exscientia designed small molecule DSP-0038, is a single compound with both agonist activity at the 5-HT1A receptor and antagonist activity at the 5-HT2A receptor.
Designing towards complex phenotypic endpoints.   High content assay technologies generate far more data than can be interpreted manually. We apply our deep learning expertise to both digest data and extract knowledge. Image-based data sets are processed to extract thousands of features, which are then encoded into our multi-parameter design map. These data are then clustered and correlated with the chemical profiles of active compounds to build models that can predict activity.
Evidencing the flexibility of our AI, we used our platform to interpret video data from a study of over 100,000 mice tested with a library of compounds. This high dimensional data contained 2,000 features, such as movement patterns and behaviour, and our algorithms extracted 62 key features that fully described all relevant phenotypic activity. Subsequent analyses then linked these responses to specific chemical structures, enabling our AI system to learn which chemical features were responsible for driving phenotypic changes and generating new chemical structures designed to optimise this activity. Drug design can therefore be implemented effectively by our technologies without any knowledge of the target.

2000 features
105,207 mice
Raw image data
Feature
engineering
62 features
105,207 mice
Featurization
Aggregation
62 features
12,190 NDBRs
NDBR = Dose
Batch
Replicate
(minimum n=8
mice)
Data visualisation
and Interpretation

Figure shows the dimensionality reduction and featurization of high content video data analysing the behaviour of over 100,000 mice converted into molecular design hypotheses.
Platform Expansion
Autonomous Design.   The goal of Autonomous Design is to achieve significant productivity gains through process-level automation of human expert decision making. To achieve this, we are building a rigorous understanding of the strategies that drug designers employ on active discovery projects, and developing new techniques to extract, organise and formalise this domain knowledge and expertise. Capturing drug designer intent and all strategic decision-making processes allows us to identify optimal scenarios in which to apply specific strategies. By adopting a combination of rule based and data driven assessments, a hybrid neurosymbolic approach, we extend the true impact of AI in drug discovery and increase its applicability in sparse-data scenarios.
Closed loop integration of automated experiment with AI.   We are currently designing and building what we believe will be the world’s most advanced automated drug discovery experimental platform. This new platform will be driven by our autonomous drug design algorithms and be a fully automated, AI-driven Design-Make-Test closed loop experimental engine.
This automated drug optimisation platform is designed to consist of four components:
•
AI autonomous design;

•
AI retrosynthesis and chemical reaction design;

•
automated chemical synthesis; and

•
robotic in vitro, cellular and biochemical screening.

Precision Medicine
Our functional precision oncology platform embeds patient based translational assays throughout our AI-driven drug discovery process. It uses high-content, single-cell resolution analysis and deep learning to measure the activity of drug molecules, ex vivo, in primary patient tissues.
Testing drug action in primary tissues at single-cell resolution allows us to get as close as one reasonably can to an actual patient prior to clinical trials. We design and test molecules in the context of real-world patient-to-patient heterogeneity, with the goal of improving downstream success in the clinic. Our platform has been extensively used to characterise the cytotoxic activity of small molecules, biologics and cell-based therapies in primary human patient samples both for clinical and preclinical research applications. We believe our platform offers the following benefits:
•
De-risking clinical development.   Testing our drug candidates in our functional precision oncology platform allows us to demonstrate activity directly in patient cells before undertaking clinical studies. This affords us greater confidence that our drug candidates will demonstrate activity in patients.

•
Precision trials.   The platform can be used to design specifically tailored clinical trials in oncology where patients are stratified based on their actual response to a drug or combination of drugs. The EXALT 1 trial described below demonstrates the precision that we can apply to our clinical trial design.

•
Patient stratification.   Combining the genomic fingerprints obtained from patient samples with drug activity allows us to rapidly and accurately stratify patients.

We have successfully applied this technology to multiple projects. Two examples, our clinical stage A2A antagonist, EXS21546, and our CDK7 project focusing on ovarian cancer, are highlighted below and included in the section titled Technology in Action:
•
Immuno-oncology candidate EXS21546, an A2a antagonist.   We assessed our clinical stage A2A antagonist, EXS21546, in primary pancreatic and lung cancer tissue samples from patients. Not only could A2A-induced immune suppression be reversed, but the compound also exhibited cancer cell killing activity.

•
Small molecule CDK7 inhibitors in primary malignant ascites of ovarian cancer patients. We recently completed the first phase of a preclinical study evaluating the activity of two CDK7 inhibitors that we developed, EXS617 and EXS665, in primary tissue samples of ovarian cancer patients. The preliminary data show that both molecules exhibited potent antitumor activity with selectivity over immune cells in the same samples.

Personalised precision oncology.   We have developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcome in a prospective interventional clinical study. We believe that this not only validates our AI-driven, high content platform as a clinically translatable preclinical drug testing technology, but also potentially positions it as a future companion diagnostics platform that can be used directly for patient selection into clinical trials.
In the first-ever prospective interventional study of its kind, EXALT-1, our platform predicted which therapy was to be most effective for late-stage haematological cancer patients based on drug activity in their own tissue samples. EXALT-1 demonstrated the real-world patient selection capabilities of our platform by achieving a 55% overall response rate and statistically significant improvement in progression free survival over the prior line of therapy for patients (n=56) that were treated following the platform’s recommendation. In a post hoc analysis, patients receiving the therapy recommended by the platform showed significantly improved outcomes compared to their prior treatments (clinical benefit hazard ratio of 0.53; p=0.005), whereas patients who received treatments other than the platform recommended therapy showed worse outcomes (clinical benefit hazard ratio of 1.4; p=0.4)
This enabled physicians to optimise the therapeutic window by distinguishing on-target from off-target responses and select not only non-toxic but effective and selective drugs for each individual patient.

Previous treatment
Assay guided treatment
PFS1
Relapse
PFS2
previous treatment
assay guided treatment
PFS ratio
≥1.3
<1.3
H0: <15%
PFS ratio ≥1.3: 54%, 30/56
p < 0.001
1250
1000
750
500
250
0
PFS (Days)
Leukemia
Lymphoma
CR/PR scFPM
SD/PD scFPM
CR/PR prev.
SD/PD prev.
ECOG > 1
ECOG ≤ 1
Patient ID

Figure above shows an overview of the EXALT I study setup (top) and individual patient results (bottom). The overall response rate was 55%. In 54% of patients a >1.3x improvement of progression free survival could be achieved under guided versus previous therapy.
Combination screening.   Today, anticancer drugs are almost exclusively used in combination regimens. Finding the right combination partner is a complex process that often requires parallel investigation of multiple combinations in costly clinical trials. We envision that our platform can substantially streamline this process, reducing both time to market and cost, by evaluating drug combinations in relevant viable patient tissues before embarking on costly trials. We completed proof-of-concept work to identify efficacious drug combinations with ibrutinib for patients with chronic lymphocytic leukaemia. This work yielded encouraging results that were published in Nature Chemical Biology in 2019.

Technology in Action

A_{2A} Inhibitor Case Study
Integration of AI and Biophysics

Attractive Target

In cancer, high adenosine levels in the tumour micro-environment impair the host's immune response preventing effective anti-tumour immunity as well as playing a role in resistance to current treatments. A_{2A} is the primary, high affinity adenosine receptor expressed on key immune cells such as cytotoxic T cells, natural killer, or NK, cells, and dendritic cells. Inhibition of A_{2A} has the potential to target a multitude of tumour types including colorectal, non-small cell lung cancer, or NSCLC, and many others.

Key Challenge

Existing A_{2A} receptor antagonists have a number of limitations; A_{2A} and A_{2B} receptors are closely related, which means that creating highly selective compounds is a significant challenge. Though A_{2A} selective molecules have been shown to restore T-cell activation, less selective compounds that also inhibit A_{2B} receptors demonstrate complex pharmacological effects (see Figure 4 below). Additionally, as adenosine receptors are found within the CNS, limiting CNS drug exposure is critical to ensure a compound is not constrained by potential dose-limiting CNS-related effects. Many of the existing A_{2A} antagonists in development were repurposed from CNS programmes and thus have notable CNS exposure that may possibly impact their therapeutic windows. Finally, many A_{2A} antagonists contain a furan moiety, a functional group that has been linked to idiosyncratic toxicity.

Biology

A critical mechanism of cancer immune evasion is the presence of high levels of immunosuppressive adenosine within the tumour microenvironment. Adenosine and adenosine triphosphate, or ATP, are normally present at very low levels in extracellular fluids. In tumours, cell death, hypoxia and therapeutic interventions can lead to the release of high levels of ATP. This ATP is converted to adenosine by extracellular enzymes and this adenosine serves to dampen the immune response to cancer by suppressing cytotoxic T cell function and stabilizing immunosuppressive regulatory cells. Initial clinical data in oncology have provided encouragement for the anti-tumour potential of A_{2A} antagonists. Notably, unlike with anti-CTLA-4 and anti-PD-1 therapies, single agent A_{2A} blockade has not demonstrated significant immune-related toxicities.

Hypoxia
Chemotherapy
Radiotherapy
ATP
CD39
AMP
Adenosine
CD73
A2AR
Immune Cells
A2AR
T cells

Unmet Need

A_{2A} receptor blockade has the potential to target a multitude of tumour types including colorectal, NSCLC, renal cell cancer, or RCC, triple-negative breast cancer, TNBC, and many others. In patients with recurrent and/or metastatic solid tumours treated with immune checkpoint inhibitors, or ICIs, (i.e., anti-PD1/PDL1/CTL4) only 25% have durable responses. In 2018, there were 1.8 million incident cases of NSCLC worldwide, and the number is expected to increase to 1.9 million by 2027. ICIs are approved for NSCLC, but a significant number of patients fail to respond, and there are few options available for patients who progress.

Our Approach

We set out to design a potent, highly selective antagonist with low CNS penetration. Several unique elements of our AI platform enabled us to achieve this goal:

- our SPR biosensor expertise enabled us to run a fragment screen on wild-type receptors for the target, generating novel chemical equity;
- we rapidly performed 2D evolutions on these fragments to generate highly potent and selective molecules;
- our platform incorporated knowledge from the published 3D structures to refine selectivity;
- we further confirmed selectivity by developing a suite of new assays for a broad range of adenosine receptors, including A_{2A}, A_{2B}, A_1, A_3, CD73 and CD39, which generated key insights across four pre-clinical species.

Our Solution

Our AI-first approach generated a highly differentiated A_{2A} antagonist with notable activity against the target, high selectivity, low-CNS penetration, and high tumour exposure (see Figure 3 below). Our eventual clinical candidate, EXS21546, was identified within nine months of generating novel designs, and we identified our candidate after testing just 163 compounds. Figure 1 below shows our drug candidate is highly selective for A_{2A} receptors while also demonstrating other favourable design attributes. This high selectivity translated into straightforward pharmacology with a saturable concentration response in functional assays, compared to competitor molecules (see Figure 4). In addition, EXS21546 was shown to be selective over a large panel of GPCRs, ion channels, transporters and kinases. Our drug candidate exhibited the desired PK profile with low CNS penetration (see Figure 3) when compared to some competing approaches. In a pre-clinical study, EXS21546 demonstrated comparable single agent anti-tumour activity to an approved anti-PD-1 (see Figure 2 below). The positive pre-clinical data for this drug candidate illustrates the ability of our AI approach to rapidly find a potential solution to a difficult treatment challenge. In December 2020, we initiated our Phase 1 clinical trial for EXS21546.

1. EXS21546 – Selective, Low-CNS Penetrant A2a Antagonist

Property/assay	Data
CNS Penetration	
Brain penetration / tumour penetration	Low (Kp, uu brain 0.046 tumour 1.6)
Target binding affinity	
SPR human A_{2A} K_D (nM)	4
Mouse/rat/dog/cyno SPR A_{2A} K_D (nM)	7 / 10 / 63 /3
Avoid off-targets	
A_1/A_{2B}/A_3 binding ratio to A_{2A}	875 / 577 / >1000
Cell potency	
HEK-Human A_{2A} IC50 (nM)	37
Human A_{2A} T cell activation – EC50 (nM)	526
Mouse A_{2A} T cell activation – EC50 (nM)	229
Permeability for oral therapy	
Caco-2 A->B (10^{-6} cm/sec.) (efflux ratio)	6.4 (1.7)
Lipophilicity	
LogD (pH 7.5)	1.5
Metabolic stability	
Human Microsomes Clint, app (µL.min/mg)	<12
Human Hepatocytes Clint, app (µL.min/mg/10^{-6} cells)	4

2. EXS21546 Shows Comparable Anti-tumour Activity to PD-1 mAb from Oral Small Molecule[1]

Tumour Volume (mm³)
600
400
200
0
10
15
20
Day
**
***
***
***
Isotype + Vehicle n=13
EXS21546 oral, 30 mg/Kg, BID from day 10
Anti-PD-1 mAb, i.p., 5 mg/Kg Q4Dx3

We compared brain and tumour levels of EXS21546 against the clinical-stage A_{2A} receptor antagonist CPI-444, as shown below:

3. Designed to Penetrate Tumours, Not the Brain[1]

Fold Compound
nM Free/EC50
1,000
100
10
1
0
0
6
12
18
24
Time (Hours)
EXS21546
CPI-444

Low Exposure in Brain
Comparison against CPI-444

Fold Compound
nM Free/EC50
1,000
100
10
1
0
0
6
12
18
24
Time (Hours)
EXS21546
CPI-444

High Exposure in Tumor / Plasma
Comparison Against CPI-444

[1]Head-to-head pre-clinical study

Antagonists lacking A_{2B} receptor activity show standard concentration response curves. As a result of high selectivity, EXS21546 lacks A_{2B} activity and demonstrates a standard response curve. Antagonists with A_{2B} receptor activity demonstrate complex, undesirable pharmacology that is evidenced by a bell-shaped dose-response curve. AZD4635, a clinical stage A_{2A} receptor antagonist is one example showing such a bell-shaped curve.

4. Selectivity Leads to Better Pharmacology[1]

200
150
100
50
0
% of 1L-2 Recovery
-10
-8
-6
-4
Compounds Dose Effect (logM)
EXS21546
200
150
100
50
0
% of 1L-2 Recovery
-10
-8
-6
-4
Compound Dose Effect (logM)
AZD4635

The table below shows selectivity fold-difference to A2AR, with a selectivity of less than 100-fold in red.[1]

Drug	A1R	A2B	A3R
EXS21546	846	557	>1000
AZD4635	209	61	>1000

[1]Head-to-head pre-clinical study

CDK7 inhibitor Case Study
Next Generation Precision Medicine

Attractive Target

Abnormal transcriptional processes and cell cycle dysregulation are key hallmarks of cancer. The dual role of CDK7 in both cell cycle progression and transcription makes it a particularly attractive anti-cancer target. CDK7 inhibition is a novel therapeutic target which has the potential to be a first-line treatment alternative to or overcome acquired resistance observed with CDK4 and CDK6, or CDK4/6, inhibitors.

Biology

CDK7 plays a critical role in transcription and cell cycle progression and is widely expressed in various types of cancer. Aberrant CDK7 over-expression is associated with poor prognosis in several cancer types, including gastric, ovarian and both estrogen receptor-positive, or ER+, breast cancer and TNBC. CDK7 has been identified as a vulnerability in tumours with a super-enhancer epigenetic landscape, such as those expressing c-mc. These cancers are described as "transcriptionally addicted," with the elevated levels of transcription fuelling the cancer's growth and survival.

Cell Cycle Dysregulation in Cancer
G2
M
S
G1
P
P
Pol II
Cell Cycle Gene
P
Rb
P
CDK4
CDK7
Cyclin H
Cyclin D
P
CDK1
P
CDK4
Transcriptionally Addicted Cancers

Key Challenges

First generation CDK7 inhibitors are associated with several shortfalls, including limited potency and selectivity as well as adverse events. Several selective covalent CDK7 inhibitors developed by both large pharmaceutical companies and biotechnology companies have failed to progress through clinical trials due to these issues. Consequently, we believe a non-covalent binding mechanism is preferable because this will potentially mitigate the safety risks from the covalent binding mechanism. However, to date, non-covalent candidates have also struggled to reach an effective clinical dose, likely due to issues with oral absorption. Early published clinical data on a competitor selective non-covalent CDK7 inhibitor illustrate this challenge, as the data demonstrate significant levels of Grade III gastrointestinal, or GI, treatment related adverse events. We believe that this is a result of accumulation of the compound in the GI tract due to interaction with intestinal efflux transporters which act as a barrier to oral drug absorption.

Unmet Need

CDK7 has the potential to improve treatment outcomes over CDK4/6 inhibitors that acquire resistance. Intrinsic and acquired resistance to CDK4/6 is a challenge, with approximately 25% to 35% of patients failing to respond to treatment with these inhibitors, and almost all patients eventually acquiring some resistance to them. CDK7 inhibition has potential as a treatment for multiple oncology indications, including breast cancer and ovarian cancer, especially in patients with intrinsic or acquired resistance to CDK4/6 inhibition. In 2020, there were 2.26 million cases of breast cancer worldwide, a number that is expected to increase to 2.64 million by 2030. Breast cancer is the fifth leading cause of cancer-related death worldwide. The majority of breast cancers at primary diagnosis are ER+, and CDK7 is overexpressed in ER+ breast cancer. In TNBC, CDK7 expression is also correlated with poor prognosis.

Our Approach

Our AI-first approach focussed on addressing the key challenges of achieving high selectivity and good bioavailability in a non-covalent inhibitor:

- We used our Centaur Biologist target analysis platform to identify starting points for the project. CDK selectivity was a key parameter and integration of large kinase activity data was essential to understanding it.
- Our AI models are able to transfer learning between kinases, allowing selectivity information to be extracted for compounds even if they were not tested against CDK7 directly.
- Through extensive use of our platform's active learning capabilities, we rapidly identified the key insights which drove the synthesis of novel chemistry to meet the design criteria.
- We incorporated pharmacokinetic models alongside *in vitro* endpoints into our multiparameter optimisation so that we could improve PK while maintaining a balance of other properties.
- We generated *in silico* models to predict pharmacokinetic endpoints, such as oral bioavailability and exposure, to drive novel designs and selection within the active learning process.
- An automation pipeline was also established to generate human dose predictions on all compounds (via experimental or predicted values), to rank project compounds and to prioritise further experiments.

Our Solution

Our AI designed, highly selective non-covalent CDK7 inhibitors meet multiple criteria, including high on-target potency and selectivity. The candidate molecule, EXS617, delivers a strong *in vivo* anti-tumour profile, as demonstrated in both TNBC and ovarian cancer cell lines (see charts below). This compound demonstrated activity on a subset of primary human ovarian tumour cells that were evaluated at single-cell resolution using our platform's image-based technology. We were able to identify a molecule meeting all of our design criteria after testing just 136 compounds. This potential drug candidate also has favourable oral bioavailability of 77%, and critically, it demonstrates a significantly reduced interaction with a key efflux transporter compared to a competitive clinical-stage covalent CDK7 inhibitor. Consequently, we believe our approach may address the GI tract toxicity issue noted above. We believe our CDK7 candidate is optimised across a multitude of criteria, and that it can potentially solve the limitations demonstrated by the competitor drug candidate.

Designing Out a Flaw in a Competitor Molecule[1]

Assay	Candidate Criteria	EXS617	Competing Phase 1 Candidate
Target potency			
CDK7 IC_{50} (nM)	<10	2	6
Avoid off-targets			
Family off-targets: CDK2, 9, 12	>75 fold	81,>1,000 > 1,000	>1,000, >1,000, >1,000
Cell potency			
HCC70 (breast cancer) IC50 (nM)	<100	4.2	2.5
OVCAR-3 (ovarian cancer) IC50 (nM)	<100	0.8	0.8
Safety			
hERG inhibition at 10µM	<100%	<2%	49%
Metabolic stability			
Human µsome Clint µL/min/mg	<15	<3	9
Human Hep Clint µL/min/10^6 cells	<15	2	7
Permeability for oral therapy			
Caco-2 A_{2B} (efflux) 10^{-6} cm/s	>1 (<5)	5.3 (4)	0.55 (51)
Solubility			
pH 7.4 µg/ml	>50	120	132
Bioavailability			
F % (p.o.)	>30%	77%	100%

Meets or Exceeds Criteria   Minor Deviation   Major Deviation

[1]Head-to-head pre-clinical study

Notable Anti-Tumour Activity Across Ovarian and Breast Cancer Models

Activity in OVCAR3 (Ovarian Cancer) Xenograft
Strong Activity Across Dose Range (1-10mg/Kg QD)

Activity in HCC70 (TNBC) Xenograft
Strong Dose Dependent Activity (1-10mg/Kg QD)

Tumor Volume (mm^3)
1,500
1,000
500
0
0
10
20
30
Measurement Day
Tumor Volume (mm^3)
1,200
1,000
800
600
400
200
0
0
2
4
6
8
10
12
14
16
18
20
Measurement Day
Vehicle QD
EXS617 1mpk QD
EXS617 2mpk QD
EXS617 10mpk QD

EXS617 is Cytotoxic to a Subset of Primary Human Ovarian Cancer Cells

Group I – EXS617 (μM). Responders

Relative cell fraction
AC180403 – S021
AC180403 – S011
AC180403 – S033
AC180412 – S001
AC180420 – S002
1.6
1.2
0.8
0.4
0
0.014
0.037
0.13
0.37
1
3.5
10
Concentration of EXS617 (pM)

Group II – EXS617 (μM). Non-responders

Relative cell fraction
AC180414 – S004
AC180403 – S010
AC180403 – S027
AC180403 – S035
1.6
1.2
0.8
0.4
0
0.014
0.037
0.13
0.37
1
3.5
10
Concentration of EXS617 (pM)
24h
48h
72h

Kinase inhibitor Case Study
Large Pharma Failures on an Attractive Target

Attractive Target

Kinase X plays a critical role in controlling T cell function and is a key driver of several highly prevalent autoimmune diseases. Contemporary research suggests selective inhibition of this kinase may result in a transformational therapeutic profile, including generating significantly greater durability of effect. Durability is a pertinent need for patients suffering from chronic disease. Numerous companies have attempted to selectively drug kinase X, including large pharmaceutical and biotechnology companies. Nonetheless, this promising target remains elusive.

Key Challenge

Kinase X is a particularly challenging target to drug. This kinase is structurally very similar to its nearest relatives, which makes it difficult to achieve high levels of selectivity and avoid off-target effects. In addition, clinical efficacy requires continuous blockade of the target. These challenges were highlighted by a number of recent failures by large pharmaceutical companies that failed to address chronic disease due to a lack of potency, selectivity or PK.

Our Approach

Our goal was to design an innovative drug candidate driven by high potency in human whole blood assays, high selectivity and strong PK. The following approaches were critical for success:

- Generative AI approaches allowed us to rapidly explore selectivity-focused scaffolds that were determined by mining all available data, including:
  - X-rays of protein structures focused on binding interactions;
  - available activity data from public and private sources; and
  - internally generated screening data.
- Our approach identified 10 novel series in the first few cycles of design, from which our MERIT analysis provided a clear data-driven decision to focus further efforts on the three most promising scaffolds.
- Kinome-wide selectivity was designed into the compounds from the start, through determination of all known selective cores from available data.
- Our 3D generative design engine evolved selective molecules by targeting regions of the protein found to be subtly different from similar proteins.
- We used our multi-task model platform which identifies and flags potential selectivity issues across the whole kinome
- Strict multi-parameter optimisation to balance desired properties allowed us to obtain high potency and favourable PK.

Our Solution

Our AI platform designed a highly potent, highly selective next-generation immunomodulatory drug candidate within 11 months of the start of the design process. Our development candidate was the 150th molecule synthesised in this project. Notably, we delivered a compound that demonstrates excellent human whole blood potency compared to the most advanced large pharma assets (see Figure 1 below). Critically, our novel candidate also has broad kinase selectivity. Furthermore, the human dose prediction, which is calculated by a composite of numerous pharmacological properties (including cross-species PK and potency), is very favourable. Our precision designed molecule has successfully completed extensive exploratory toxicology in preclinical models.

Figure 1 below shows that our compound is optimised across the design criteria. Furthermore, our candidate has a low molecular weight of less than 400 Daltons, which is driven by our generative system's tight control of physicochemical properties and removal of extraneous atoms. Our highly selective precision drug candidate has an excellent therapeutic profile based on the characteristics shown below and first-in-class potential due to our speed of execution.

1. Highly Differentiated Therapeutic Candidate Profile vs. Other Candidates[1]

Characteristic	Assay	EXS****	Failed mid-clinical large pharma drug candidate	Failed early clinical large pharma drug candidate
Target potency	Biochemical	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Major Deviation
Selectivity	Near neighbours	Meets or Exceeds Criteria	Major Deviation	Meets or Exceeds Criteria
	Full kinome	Meets or Exceeds Criteria	Minor Deviation	Meets or Exceeds Criteria
Cell potency and efficiency	T-cell	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Major Deviation
	Whole blood	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Major Deviation
	Unbound drug	Meets or Exceeds Criteria	Minor Deviation	Meets or Exceeds Criteria
Safety and metabolic stability	hERG	Meets or Exceeds Criteria	Minor Deviation	Meets or Exceeds Criteria
	Microsomal stability	Minor Deviation	Major Deviation	Meets or Exceeds Criteria
	Hepatocyte stability	Meets or Exceeds Criteria	Minor Deviation	Minor Deviation
Permeability for oral therapy		Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
Solubility		Meets or Exceeds Criteria	Major Deviation	Minor Deviation

■ Meets or Exceeds Criteria ■ Minor Deviation ■ Major Deviation

[1] Head-to-head pre-clinical study

ENPP1 Case Study
Targeting a Novel Disease and Novel Biology

Attractive Target

Hypophosphatasia, or HPP, is a systemic bone disease caused by the deficiency of tissue-nonspecific alkaline phosphatase, or TNAP, and characterised by high PPi levels. PPi is a potent inhibitor of mineralization and contributes to the rate of calcium crystal deposition in bone, while the enzyme TNAP is responsible for maintaining balanced levels of PPi by converting PPi to phosphate. Thus, defective TNAP leads to elevated PPi and ultimately poor bone formation.

ENPP1 plays a key role in the regulation of mineralization by controlling the availability of PPi. However, little historical work has been done to explore ENPP1 as a target in treating HPP. We identified preclinical studies in disease models of HPP which support the hypothesis that ENPP1 inhibition, and therby reducing PPi levels, can have therapeutic benefit in diseases characterized by hypomineralization. Furthermore, there is supporting evidence from patients who have inactivating ENPP1 mutations, who suffer the opposite illness, generalized arterial calcification of infancy.

Biology

In a properly functioning mineralization pathway, TNAP acts in concert with ENPP1 to regulate levels of PPi. ENPP1 cleaves ATP to produce PPi, and adenosine monophosphate, while the defective TNAP enzyme is unable to deplete that PPi efficiently or at all. Thus, HPP results in elevated PPi and poor bone formation. Restricting the production of PPi by inhibiting ENPP1 should lower PPi and recover bone homeostasis.

ENPP1 has also emerged as a critical phosphodiesterase that degrades the stimulator-of-interferon-genes ligand. ENPP1 plays a regulatory function in immune cells, and its expression is heightened in M2 macrophages in the presence of cancer, thereby promoting tumour growth and spread. ENPP1 depletion has been shown to enhance the action of immune checkpoint inhibitors (anti-PD1 / anti-CTLA4) in orthotopic and syngeneic mouse models. Thus, ENPP1 inhibitors have potential as a novel type of immuno-oncology therapy, to extend the impact of checkpoint inhibitors and improve outcomes.

Health
Hypophosphatasia
Ca
HAP
HAP
HAP
Pi
Pi
PPi
PPi
PPi
TNAP
ANKH
Osteoblast
ENPP1
ATP
Ca
Pi
HAP
PPi
PPi
PPi
ATP

Key Challenge

The main challenge associated with this project was the limited information on ENPP1 inhibition in the context of HPP. From a design perspective, we needed to find moieties that engage the zinc ions in the active site while maintaining a crucial selectivity over ENPP family members and similar enzymes to avoid unwanted off-target effects. Furthermore, HPP requires restoring balance to the bone mineralization process, as over-inhibition could drive ectopic calcification.

Unmet Need

HPP is a rare genetic disease, with a reported incidence of between 1 in 100,000 and 1 in 300,000 for severe disease and 1 in 6,370 for less severe forms. The current treatment option for HPP is challenging because it requires frequent dosing of three to six times per week by injection, and injection site reactions are commonly reported.

Our Approach

ENPP1 is a zinc phosphatase, about which there is little prior knowledge as a drug target. Identifying selective molecules was likely to be a challenge due to other closely related zinc-containing enzymes. We applied our AI-first approach to address these challenges as follows:

- We began with a fragment screen, which provided ligand efficient and novel starting points for design.
- We were the first to experimentally generate a novel crystal structure of the human ENPP1 protein. We leveraged this data to support 3D generative evolutions to improve potency and selectivity.
- Our AI technology identified alternate zinc binding motifs.
- To support target validation, we developed a novel mineralization assay which provided unique insights into the functional significance of ENPP1 in bone biology.

Ultimately, through our state-of-the-art laboratory facilities, custom assay capabilities and AI platform, we were able to create a compound for a novel target in an area of biology in which we did not have previous experience.

Our Solution

We are developing the first oral small molecule ENPP1 inhibitor to increase bone mineralization. Both of our current drug candidates reversibly reduce PPi levels through the controlled inhibition of ENPP1. The table below highlights the potential advantages of our precision drug candidates, with each demonstrating greater than 100-fold selectivity against substantially similar members of the ENPP family and related enzymes.

Lead Compounds Compare Favourably with Another Development Candidate[1]

Characteristic	Assay	RBEXS1	RBEXS2	Competitor ENPP1 inhibitor
Target potency	ENPP1 biochemical	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Minor Deviation
Selectivity	ENPP3 biochemical	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
Cellular potency	MCF-7	Minor Deviation	Meets or Exceeds Criteria	Minor Deviation
Physical properties	LogD	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
	Solubility	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
In vitro stability and safety	Human hepatocytes	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
	hERG	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
Permeability and efficiency	Caco-2 A-B	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
	Protein binding	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
Pharmacokinetics	Oral bioavailability	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria
	In vivo clearance	Meets or Exceeds Criteria	Meets or Exceeds Criteria	Meets or Exceeds Criteria

■ Meets or Exceeds Criteria ■ Minor Deviation ■ Major Deviation

[1]Head-to-head pre-clinical study

Deals
Our partners value our focus on goal-oriented delivery of drug candidates for both best-in-class and first-in-class challenging targets. We believe that our technology platform can be applied to any medical indication when combined with therapeutic area expertise to help set design goals. Subsequently, along with our immuno-oncology focused whollyowned pipeline, we have signed a variety of select milestone driven and co-development, co-ownership, deals. In our large pharma partnerships, we provide end-to-end discovery capabilities in exchange for discovery, development and sales milestone payments, plus royalties. In our joint ventures where we share asset ownership, in deals ranging from 50% to 90% ownership, we provide end-to-end drug discovery capabilities to accelerate candidate molecule design, and our partners provide additional therapeutic area expertise and, in many cases, oversee clinical and commercial development.
Our Pharma Partnership Business
Bristol Myers Squibb.   We and Bristol Myers Squibb, or BMS, are collaborating on a portfolio of seven oncology, autoimmunity, immunology and inflammation projects. The partnership began in 2019 with Celgene, and it expanded in 2021 directly with BMS following their acquisition of Celgene, with increasingly rewarding terms for Exscientia. BMS provides invaluable therapeutic area expertise, as well as a commitment to fund the development of molecules through the clinic. The second deal, coming just two years after the first, demonstrated the power of our platform to successfully deliver high quality drug candidates to BMS’s exacting preclinical candidate criteria. Together, these deals have already delivered $55 million in upfront payments, and the BMS deal could deliver near term milestone payments of up to $125 million. The deals have a potential value of over $1.2 billion in total payments to us, including clinical and sales milestone payments, and additionally provide us with royalties on each marketed asset.
Bayer.   Under the terms of our agreement with Bayer AG, or Bayer, signed in early 2020, we will work on up to three projects, with targets agreed between both parties, covering multiple therapeutic areas including pain, inflammation and oncology. We are eligible to receive up to €240 million in a combination of upfront and research payments, near term and clinical milestones, plus single digit sales royalties.
Sanofi.   Under our deal with Sanofi S.A., we delivered a bispecific lead molecule in the area of diabetes, inflammation and fibrosis in 2019. The project continues, and we can potentially receive up to a total of $250 million in preclinical, clinical and sales milestone payments. Along with the two clinical compounds we developed with Sumitomo Dainippon Pharma, this successful partnership demonstrates the ability of our AI platform to process the added complexity of intentionally targeting multiple therapeutic targets as just another parameter to optimise against.
Evotec.   Since late 2017, Evotec International GmbH, or Evotec, has been an important partner to Exscientia by not only investing in multiple of our preferred financing rounds, but also serving as a co-discovery partner on our wholly-owned A2A antagonist programme, pursuant to the terms of a Collaboration Agreement which was terminted in April 2021. Under the final terms of this deal, Evotec provided biology and chemistry capabilities and expertise in return for low-double digit royalties. Together, we were able to rapidly drive the discovery of the A2A candidate. The candidate molecule was discovered only nine months after the project began, and with 163 compounds synthesised. This compound is now in a Phase 1 clinical trial as an immuno-oncology treatment for several tumor types. The compound is a highly selective A2A receptor antagonist under investigation for its ability to prevent adenosine from binding to the T-cell receptor and therefore then promoting anti-tumour T-cell activity. We believe the drug candidate has the potential to be effective while cause fewer systemic side effects than other treatment options.
Partnership Agreements with Non-Profit Organisations
Bill & Melinda Gates Foundation.   In December 2020, we received a $4.5 million grant from the Bill & Melinda Gates Foundation to develop treatments for malaria, tuberculosis and non-hormonal contraception. In           2021, we received a further $1.5 million grant to expedite the optimisation of a new class of COVID-19 therapeutics created using our AI drug design platform. We will use this funding to advance a development candidate and achieve defined milestones under the grant.
Our Joint Venture Business
Rallybio.   In 2019, we entered into a co-development and co-ownership joint venture with Rallybio to investigate multiple areas of rare disease. There are 7,000 to 8,000 rare diseases, which affect over 30 million patients in the US alone. And yet data on potential treatments for most of these diseases is sparse or non-existent. The deep learning approach of the our platform can accelerate the discovery of novel treatments in knowledge-poor areas such as these. Rallybio’s vital therapeutic area and clinical knowledge allows us to enter a therapeutic area we would not otherwise attempt to tackle. Under this joint venture, we jointly select targets after assessment by our AI platform for biological pathway relevance and chemical druggability risks. We are driving the programme through completion of pre-clinical toxicology studies, and then Rallybio will progress the candidates through clinical trials and commercialization, if any candidates are approved. We also have the option to explore molecules in non-rare disease indications, such as oncology. The partnership has now delivered its first preclinical candidates on a challenging target and is progressing together on multiple projects.
EQRx.   In 2021, we formed a co-development agreement with EQRx, Inc., or EQRx, to accelerate the design of multiple best-in-class molecules for many therapeutic indications, including oncology. We share the vision that there needs to be equity in healthcare and believe that together we can lower the cost of effective treatments by increasing the probability of successfully bringing better molecules to patients. EQRx has committed $7.5 million in upfront research funding per project, and we will drive the design a candidate until the investigational new drug application, or IND, stage. After that, EQRx, with their business model of lowering risk and development costs in the clinic, and increasing market share through connection to payers, will drive clinical development of the molecule through to commercialization.
GT Apeiron Therapeutics.   Apeiron was launched in 2019 by GT Healthcare, one of our investors, and they immediately signed a deal with us to fund the discovery of novel checkpoint inhibitor compounds for the treatment of multiple oncology indications. The first candidate has now been designed, selected and entered into IND enabling toxicology studies. Upon achievement of this milestone, we received an equity stake in Apeiron of approximately 13% and a 50% ownership option in the preclinical candidate. We continue to work with Apeiron on multiple additional checkpoint targets towards our goal to build a deep portfolio of both best-in-class and first-in-class assets together.
Huadong Medicine.   In 2020, Forbes ranked Huadong Medicine Co., Ltd., or Huadong, as among the top 10 Chinese pharmaceutical companies. It has more than 10,000 employees and annual revenue of more than $4 billion. We signed an agreement with Huadong to design optimised drug candidates against multiple targets in the area of transcription control of DNA damage response genes. The goal of this joint venture is to create a treatment for patients with defective DNA damage repair mechanisms, a common effect in patients with ovarian cancer, breast cancer and other cancer types. As part of the agreement, Huadong is funding discovery activities and we are providing our innovative AI platform in return for rights to the output in all non-Asian territories.
Blue Oak.   Blue Oak Pharmaceuticals, Inc., or Blue Oak, is a small biotech focused on the discovery of transformative CNS drugs. In late 2020, we signed a deal with them to co-discover and develop new medicines to treat brain disorders. This partnership combines Blue Oak’s CNS expertise and our ability to design novel CNS penetrant chemotypes and proven ability to apply our AI technology to the successful design of bispecific small molecules.
Employees and Culture
We define ourselves as a pharmatech, which is operating at the interface of advanced AI application and complex drug development. Unlike traditional biopharma, this unique focus is reflected through our rapidly growing, highly educated team of fewer than 200 individuals who are balanced between technologists (approximately 40% of the company) and drug discovery (approximately 43% of the company). This balance reflects how we collaborate as an organisation, leveraging the expertise of drug hunters, biologists, technologists and our computational platform to design drugs.
Our People and Human Capital Resources
As of June 2021, we had 167 employees and we continue to scale rapidly across all of our teams. Our people are highly experienced and educated with more than 57% holding a PhD/DPhil or M.D. and more than 76% holding at least a Masters qualification. Our people have a world class set of skills gained from careers in academia, life sciences, technology and business. Throughout their careers, our expert drug hunters have been involved with the pre-clinical or clinical development of 8 marketed drugs, 2 of which achieved blockbuster status. In addition, our team members have collectively contributed to the development of 88 clinical stage molecules, authored/co-authored over 1,000 publications, and have been named as an inventor on over 190 patents.
Approximately 63% of our team work from our headquarters in Oxford, who have access to our state-of-the-art labs completed in January 2021. We have grown rapidly over the last three years, almost doubling in size each year. Our employees work across our global locations, including our offices in Oxford, Dundee, Miami, Boston, Osaka and Vienna to enable us to access global talent into all of our key markets: UK, EU, USA and Japan.
None of our employees are subject to collective bargaining agreements.
Our Culture
We believe that people are our most important assets. We believe that our focus on creating a collaborative, entrepreneurial and innovative culture with a non-hierarchical approach is a key reason for our success.
We aim to inspire our employees to act as entrepreneurs in their areas of specialty and to continuously strive for innovation and excellence in fulfilling their duties. Cultural fit is a key part of our recruiting process as we look to hire individuals who always want to challenge themselves, who take risks and who are bought into our vision of being impatient for patients. We reward people who take initiative and regard failure as an opportunity to learn and inform improved approaches.
In addition to our success at attracting and recruiting talent, we have also focused on providing those who are part of or join our team opportunities to develop, take on additional responsibility and grow their careers. Internal talent growth is important to us as we believe that we fundamentally design drugs differently and so institutional knowledge built upon the methodology developed by our founders is essential to help us design and develop drugs faster. We continually pursue progression opportunities for our staff to take on more complex or senior roles.
Diversity is an important area of focus for us. We are a global company, and our internationalism is reflected in our workforce which represents more than 30 nationalities, from six continents. We will continue to work on our internal initiatives and processes to ensure that Exscientia remains an inclusive and welcoming place to work for all while working to improve our sex, racial and cultural diversity at all levels in the organisation.
Facilities
We currently lease a facility containing our research and development, laboratory and office space, which consists of our headquarters in Oxford which is approximately 20,500 square feet. We have two leases relating to different floors within our headquarters, which expire in 2028 and 2033, in addition to a new automation laboratory located in Oxfordshire, United Kingdom of another 18,000 square feet. We also lease approximately 10,000 square feet of office space in Dundee, Scotland. We are currently working to expand our facilities to support our growing operations.
Competition
The market for AI drug discovery and design is rapidly evolving, competitive and subject to changing technology. The technology utilised by our competitors vary in size, breadth and scope. We anticipate that we will face intense and increasing competition as technologies for drug discovery and design are developed.
We are applying AI, predictive models and advanced bioanalytics to rapidly design and develop precision drugs. Given the breadth of our technology, we compete within multiple categories of the pharmaceutical and biotechnology industries working to integrate AI and computational technologies to advance the speed and precision of drug discovery and development activities as well as other companies that are developing therapies targeting indications we are or may choose to pursue. As such, we face competition from major pharmaceutical companies, biotechnology companies, academic institutions, governmental agencies, consortiums and public and private research institutions, among others.
Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than we are in obtaining approval for treatments and achieving widespread market acceptance and may render our treatments obsolete or non-competitive. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our technology. Smaller or early-stage companies may also prove to be significant competitors.
We are aware of several companies using various technologies, including AI and other sophisticated computational tools, to accelerate drug development and improve the quality of identified drug candidates. These companies include Relay Therapeutics, AbCellera, Schrodinger, Recursion Pharmaceuticals, PathAI, Insitro, Valo Health, Cellarity, XtalPi, BenevolentAI, Datavant and Atomwise.
Manufacturing
We do not own or operate manufacturing facilities for the production of any product candidates, nor do we currently have plans to develop our own manufacturing operations. We expect to rely on third-party contract manufacturers for all of our required raw materials, drug substance and finished drug product for the preclinical and clinical development of any development candidates we develop ourselves. As we grow, we will continue to re-evaluate production capabilities and may establish in-house manufacturing; however, we believe that all of our expected manufacturing requirements can be sourced from multiple vendors.

Intellectual Property
We design novel precision drugs and technology and seek to protect our innovations with a combination of patents and trade secrets, and for each novel technology or improvement we develop, we consider the appropriate course of intellectual property protection.
Our commercial success depends in part on our ability to obtain and maintain proprietary protection for drug candidates and any of our future drug candidates, novel discoveries, product development technologies and know how; to operate without infringing, misappropriating or otherwise violating the proprietary rights of others; and to prevent others from infringing, misappropriating or otherwise violating our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and potential in licensing opportunities to develop and maintain our proprietary position.
Patents
As of June 15, 2021, we owned and co-owned 1 issued U.S. patent, 2 pending U.S. patent applications, and over 23 pending foreign patent applications.
These patents and patent applications fall into 11 different patent families across 17 different jurisdictions worldwide. We generally rely upon trade secret protections for our AI technology platform as the platform includes hundreds of algorithms and more than 2,500 predictive models. From time to time, we file patent applications directed to aspects of our platform technologies. We own a patent family which includes a granted U.S. patent, one pending U.S. non-provisional patent application, and foreign patent applications pending in Europe and India with claims covering certain aspects of our platform, which, if issued, are expected to expire in 2030, excluding any patent term adjustment or patent term extension. We also own a pending priority patent application with claims directed to aspects of our platform, which, if issued, is expected to expire in 2041, excluding any patent term adjustment or patent term extension.
With regards to patent protection on the molecules we design, we either solely own such filings, jointly own filings with our partners, or in some instances our partners solely own the patent filings. For example, we own and co-own seven patent families directed to our novel compounds which include one pending U.S. patent application, and 19 foreign patent applications pending in such jurisdictions as Australia, Canada, China, Europe, and Japan, which if issued, are expected to expire between 2039 and 2042.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of biotechnology has emerged in the United States and in Europe, among other countries. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing, or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending, and enforcing patent claims that cover our technology, inventions, and improvements. With respect to company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform and drug candidates and the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s drug candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may prevent us from commercializing our drug candidates and future drug candidates and practicing our proprietary technology.

Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented, or invalidated, which could limit our ability to stop competitors from marketing related platforms or drug candidates or limit the length of the term of patent protection that we may have for our drug candidates, and future drug candidates, and platforms. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our drug candidates. Moreover, the time required for development, testing, and regulatory review of our candidate products may shorten the length of effective patent protection following commercialization. For this and other risks related to our proprietary technology, inventions, improvements, platforms and drug candidates, please see the section titled “Risk Factors — Risks Related to Our Intellectual Property”.
Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies for our products or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialise our future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention. For more information, please see “Risk Factors — Risks Related to Our Intellectual Property”.
From time to time we may file provisional patent applications in the United States. Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we would intend to timely file non-provisional patent applications relating to any provisional patent applications we may file, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application related to the patent. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. A U.S. patent also may be accorded patent term adjustment, or PTA, under certain circumstances to compensate for delays in obtaining the patent from the USPTO. In some instances, such a PTA may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. In addition, in the United States, the term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process
Trademarks
As of June 2021, our trademark portfolio comprises 43 trademark registrations or active trademark applications worldwide. Such portfolio includes 30 non-U.S. trademark registrations, 11 pending non-U.S. trademark applications, and two pending U.S. trademark applications.
Trade Secrets
In addition to our reliance on patent protection for our inventions, drug candidates and programmes, we also rely on trade secrets, know-how, confidentiality agreements, and continuing technological innovation to develop and maintain our competitive position. For example, some elements of proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing and administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable of being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached, and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see “Risk Factors — Risks Related to Our Intellectual Property”.
Material Agreements
Evotec Collaboration Agreement
In March 2016, we entered into a collaboration agreement, or the Evotec Collaboration Agreement, with Evotec, to generate one or more immune-oncology pre-clinical development candidates against Adenosine A2A antagonists (and bispecific A2A-”plus” antagonists) for further commercialisation. We amended the Evotec Collaboration Agreement in October 2017, October 2018, January 2019, January 2020 and April 2021.
Pursuant to the terms of the Evotec Collaboration Agreement, as amended, each party had the right, after March 29, 2018, to notify the other party that it is no longer able or willing to contribute to the programme. Upon receipt of such opt-out notice, the other party is entitled to continue the programme. The April 2021 amendment acknowledged that Evotec had exercised its opt-out rights, terminated the initial Programme Plan (as defined in the Evotec Collaboration Agreement, as previously amended), and revised the revenue sharing provision to provide that upon the start of a Phase 1a clinical trial of a Adenosine A2A antagonist in healthy volunteers, we are entitled to 55% of revenue and Evotec, 45%; upon publication of headline results from the Phase 1a study, we are entitled to 60% of revenue and Evotec, 40%; upon dosing of the fifth patient in the first Phase 1b/2a efficacy study, we are entitled to 70% of revenue and Evotec, 30%; upon publication of headline results from the Phase 1b/2a study, we are entitled to 85% of revenue and Evotec, 15%; and upon dosing of the fifth patient in a registrational study, we are entitled to 90% of revenue and Evotec, 10%.
Our lead product candidate, EXS21546, is based on intellectual property developed under the Evotec Collaboration Agreement, as amended, and entered its first Phase 1a clinical trial on December 16, 2020. To the extent we wish to outsource any of our activities under the programme to any entity other than an affiliate of ours, and Evotec or any of its affiliates has the capability to provide such activity, we are required to offer such activity to Evotec and Evotec must use commercially reasonable efforts to provide such activity at reasonable service fees to be negotiated in good faith.
Under the Evotec Collaboration Agreement, as amended, Evotec granted us a non-exclusive, sublicensable, worldwide, royalty-free licence under any background intellectual property and any background intellectual property that constitutes an improvement of or enhancement to their existing intellectual property and does not specifically relate to the intellectual property made in the course of performing the Programme Plan, solely for the purpose of continuing the programme. Following Evotec's opt-out notice, we have exclusive ownership and the sole right to decide on the preparation, prosecution, filing enforcement and maintenance of any intellectual property made in the course of performing the Programme Plan.
We are free to negotiate and conclude any licence agreements with third parties under the programme in our own discretion. For such purpose, Evotec has granted us the right to grant any third party collaborator with whom we have concluded a licence agreement (i) any rights in intellectual property made in the course of performing the Programme Plan and (ii) a non-exclusive worldwide licence (with the right to grant sublicences) under Evotec's background intellectual property and any background intellectual property that constitutes an improvement of or enhancement to their existing intellectual property and does not specifically relate to the intellectual property made in the course of performing the Programme Plan, to develop, make, use, sell, offer for sale or import any therapeutic product based on intellectual property made in the course of performing the Programme Plan targeting Adenosine A2A antagonists.
Under the Evotec Collaboration Agreement, as amended, and a related agreement under which we engaged an Evotec affiliate to carry out the preclinical toxicology and manufacturing work for EXS21546, we have paid Evotec and its affiliates an aggregate of £      as of June 30, 2021.
University of Dundee Patent License Assignment
In January 2019, The University of Dundee assigned to us all of its rights, title and interest in and to certain patents, which form a core part of our intellectual property portfolio. We have the sole right to prosecute, maintain and enforce these patents. In consideration for the assignment, we paid The University of Dundee £150,000.
Allcyte Acquisition Agreement
On June 2, 2021, we entered into a binding agreement with the shareholders of Allcyte GmbH, a limited liability company incorporated in Austria, or Allcyte, to acquire Allcyte, or the Allcyte Acquisition Agreement. Allcyte is a leader in AI-based precision medicine, and we expect that the acquisition will expand our translational capabilities by enabling high content evaluation of individual patient biology in primary tumor tissues, rather than artificial cell lines or animal models.
The proposed acquisition, or the Proposed Transaction, is structured in two parts: (i) a cash acquisition of shares, or the Share Acquisition; followed by (ii) a merger of Allcyte into a newly incorporated wholly owned Austrian subsidiary of ours, or the Merger. The Share Acquisition together with the Merger is defined herein as the Proposed Transaction. The Merger will take place as soon as possible following the completion of the Share Acquisition, but will only become effective once the Proposed Transaction has received final approval from a judge of the competent court in Vienna.
The consideration for the Proposed Transaction is €50.0 million, which will be satisfied partly in cash and partly in shares with an approximately equal split. The cash proportion of the consideration will be paid to a third party escrow agent upon completion of the Share Acquisition and will only be released to the Allcyte shareholders upon completion of the Merger. The cash portion of the consideration will be subject to a net working capital adjustment, and €0.5 million of the cash portion of the consideration will be retained in escrow until the completion accounts have been finalised and any adjustment made. The consideration shares will be issued upon the completion of the Merger. They will be issued at $3,502.17 per share, which is the same price that was paid for our Series D1 Shares in our recent series D1 financing. Approximately    % of the consideration will be allocated to goodwill and approximately    % will be allocated to intangibles and will be amortizable over a period of years, resulting in incremental amortization expense of a range of between approximately £    million and £    million per year.
The Allcyte Acquisition Agreement contains customary representations and warranties for a transaction of this kind, including warranties made by the founders of Allcyte regarding the company’s business. Allcyte is subject to a number of pre-Merger covenants, including a tax covenant which indemnifies us for tax liabilities that arise in respect of the period before completion of the Merger and any tax liabilities that arise as a result of the structure of the Proposed Transaction.
We have the right to terminate the Allcyte Acquisition Agreement in the event that (i) there is a breach of a title and capacity warranty given by any of the Allcyte shareholders; or (ii) there is a breach of any other warranty set forth in the Allcyte Acquisition Agreement, and in either case, the effect of that breach has, will, or is reasonably likely to result in losses in excess of €5.0 million or prevent an Allcyte shareholder from being able to transfer its shares in accordance with the Allcyte Acquisition Agreement.
The transaction documents are governed by Austrian law and subject to the jurisdiction of the commercial court in the first district of Vienna, Austria. Completion of the Proposed Transaction is conditional upon receipt of the approval of the Austrian Ministry for Digitalization and Economic Affairs (Bundesministerium für Digitalisierung und Wirtschaftsstandort), in accordance with the Austrian Investment Control Act (Investitionskontrollgesetz, Austrian Federal Gazette I 87/2020). An application for approval was filed on June 4, 2021.
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drugs, such as those we are developing. We, along with our vendors, third-party collaborators, contract research organisations, or CROs, and contract manufacturing organisations, or CMOs, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our drug candidates. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
U.S. Drug Development Process
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Failure to comply with the applicable FDA or other requirements at any time during the drug development process, approval process or after approval may subject an applicant to administrative or judicial sanctions or other legal consequences. These sanctions could include, among other things, the FDA’s refusal to approve pending applications, suspension or revocation of an approval, a clinical hold, warning or untitled letters, product recalls or withdrawals, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
•
completion of preclinical studies, including laboratory tests, animal studies and formulation studies, in accordance with FDA’s Good Laboratory Practice, or GLP, requirements and other applicable regulations;

•
submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

•
approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

•
performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for its intended use;

•
preparation and submission to the FDA of a New Drug Application, or NDA, after completion of all pivotal trials;

•
payment of user fees for FDA review of the NDA;

•
a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•
satisfactory completion of an FDA advisory committee review, if applicable;

•
satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the drug will be produced to assess compliance with current Good Manufacturing Practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to ensure and preserve the drug’s identity, strength, quality and purity;

•
potential FDA audit of the clinical trial sites that generated the data in support of the NDA to assess compliance with GCP requirements; and

•
FDA review and approval of the NDA to permit commercial marketing of the drug for particular indications for use in the United States.

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. Prior to beginning the first clinical trial with a drug candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorisation from the FDA to administer an investigational drug to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. Some preclinical testing may continue even after the IND is submitted. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30- day time period, raises concerns or questions about the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorisation to begin a clinical trial.
Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before the clinical trial begins at that site and must monitor the clinical trial until it is completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimised and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Some studies also include oversight by an independent group of qualified experts organised by the clinical study sponsor, known as a data safety monitoring board, which provides authorisation for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. In the United States, information about applicable clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorisation to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.
Human clinical trials to evaluate therapeutic indications to support an NDA for marketing approval are typically conducted in three sequential phases that may overlap or be combined:
•
Phase 1:   The drug candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•
Phase 2:   The drug candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, dose tolerance and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•
Phase 3:   The drug candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the drug in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug candidate and finalise a process for manufacturing the drug candidate in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.
U.S. Review and Approval Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the drug for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. FDA approval of an NDA must be obtained before a drug may be marketed in the U.S.
The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the drug’s identity, strength, quality and purity. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission, and six months from the filing date of an NDA subject to priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.
Further, under PDUFA, as amended, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions may be available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for drugs designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA may refer an application for a drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the drug is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and other requirements relating to the integrity of the clinical data submitted to the FDA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
After the FDA evaluates an NDA, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorises commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request a hearing. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. If and when the deficiencies are addressed to the FDA’s satisfaction, the FDA will typically issue an approval letter.
If regulatory approval of a product is granted, such approval will be granted for particular indications and may contain limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicine by managing its safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimisation tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialisation, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programmes.
Pediatric Information and Exclusivity
Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and certain NDA supplements must contain data that can be used to assess the safety and efficacy of the drug candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programmes. Unless otherwise required by regulation, PREA does not apply to a drug for an indication for which orphan designation has been granted, except that PREA will apply to an original NDA for a new active ingredient that is orphan-designated if the drug is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.
A drug can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation, or ODD, to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting an NDA or biologics licence application, or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.
If a product that has received ODD and subsequently receives the first FDA approval for a particular clinically active component for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years from the approval of the NDA or BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the NDA or BLA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Expedited Development and Review Programmes
The FDA has a number of programmes intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programmes intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it is intended to treat a serious disease, and if approved, would provide a significant improvement in safety or effectiveness. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.
In addition, a product may be eligible for accelerated approval. Drug candidates intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform, in a diligent manner, adequate and well-controlled post-marketing confirmatory clinical trials to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or an indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.
In addition, a new drug may be eligible to receive breakthrough therapy designation if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. This designation includes all of the fast track designation programme features, as well as more intensive FDA interaction and guidance on an efficient development programme beginning as early as Phase 1, and FDA organisational commitment to expedited development, including involvement with senior managers and experienced review staff in a cross-disciplinary review, where appropriate. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.
Fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval or the quality of evidence necessary to support approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programmes, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.
Post-approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual programme fees for any marketed products. Drug manufacturers and their subcontractors involved in the manufacture of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS programme. Other potential consequences include, among other things:
•
restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•
fines, warning letters, or untitled letters;

•
clinical holds on clinical studies;

•
refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or withdrawal of product approvals;

•
product seizure or detention, or refusal to permit the import or export of products;

•
consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programmes;

•
mandated modification of promotional materials and labeling and the issuance of corrective information;

•
the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•
injunctions or the imposition of civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures
The FDA closely regulates the marketing, labeling, advertising and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential administrative, civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgement, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict a manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states.

Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Patent Term Restoration and Extension
Depending upon the timing, duration and specifics of FDA approval of a sponsor’s product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a NDA, plus the time between the submission date of an NDA and the approval of that application, less any time the sponsor did not act with due diligence during these periods. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Risk Factors — Risks Related to Intellectual Property”.
Marketing Exclusivity
Market exclusivity provisions authorised under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or a 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.
The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Regulation and Procedures Governing Approval of Medicinal Products in Europe
In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality,

safety and efficacy and governing, among other things, clinical trials, marketing authorisation, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorisation and to the European Medicines Agency, or EMA, or to competent authorities in European Union Member States for a marketing authorisation application, or MAA, and granting of a marketing authorisation by these authorities before the product can be marketed and sold in the European Union.
The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with cGMP.
Clinical Trial Approval
Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the international council for harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the EC, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorisation from the national competent authority of the relevant Member State, and a positive opinion from an independent ethics committee. The application for a clinical trial authorisation must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorisation applications must be submitted to the national competent authority in each European Union Member State in which the trial will be conducted and all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the national competent authority and relevant ethics committees of each Member State where the clinical trial is authorised.
The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical trial authorisation, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Regulation will apply following confirmation of full functionality of the Clinical Trials Information System (CTIS), the centralised EU portal and database for clinical trials foreseen by the new Regulation, through an independent audit, currently expected to occur in January 2022. Under the new Regulation, there will be a centralised application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. The United Kingdom has implemented the Clinical Trials Directive 2001/20/EC into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004, so the United Kingdom regulation of clinical trials is currently aligned with EU regulations. The new EU Regulation was not in force in the EU at the time the UK exited the EU, and so was not incorporated into UK law on exit day under the terms of the European Union (Withdrawal) Act 2018. The extent to which the regulation of clinical trials in the United Kingdom will mirror the new EU Regulation once that comes into effect is unknown at present.

During the development of a medicinal product the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development programme. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the EMA’s Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programmes.
Marketing Authorisations
In order to market a new medicinal product in the European Economic Area, or EEA (comprising the EU Member States plus Norway, Iceland and Liechtenstein), a company must submit an MAA to either the EMA, using the centralised procedure, or the competent authorities in the Member States using the other procedures (decentralised procedure, mutual recognition procedure, and national procedures). A marketing authorisation, or MA may only be granted to an applicant established in the EEA. Medicinal products can only be commercialised after obtaining an MA pursuant to one of the processes outlined below:
•
the centralised MA is issued by the European Commission through the centralised procedure, based on the scientific opinion of the CHMP, and is valid throughout the entire territory of the EEA. The centralised procedure is mandatory for certain types of products, such as (i) biotechnology medicinal products, (ii) orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases and (iv) advanced-therapy medicinal products, i.e. gene therapy, somatic cell therapy or tissue-engineered medicines. The centralised procedure is optional for products containing a new active substance in therapeutic areas other than those listed as mandatory for the centralised procedure not yet authorised in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health. Under the centralised procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding procedural clock stops, which provide the applicant with the time to provide additional written or oral information in response to questions asked by the CHMP. Therefore, clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision upon whether to grant an MA. If an MA is to be granted, it is usually issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding stop-clocks, but it is possible that the CHMP may revert to the standard time limit for the centralised procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

•
Decentralised procedure MAs are available for products not falling within the mandatory scope of the centralised procedure. An identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS, to lead the evaluation of the regulatory submission. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet as distilled from the preliminary evaluation, which are sent to the other Member States (referred to as the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the RMS records the agreement, closes the procedure and informs the applicant accordingly. Each Concerned Member State is required to adopt a national decision to grant a national MA in conformity with the approved assessment report, SmPC and the labeling and package leaflet as approved. Where a product has already been authorised for marketing in a Member State of the EEA, the granted national MA can be used for mutual recognition in other Member States through the mutual recognition procedure.
•
National MAs, which are issued by a single competent authority of the Member States of the EEA and only cover their respective territory, are also available for products not falling within the mandatory scope of the centralised procedure. Once a product has been authorised for marketing in a Member State of the EEA through a national procedure, this national MA can also be recognised in other Member States through the mutual recognition procedure, as described above.

Under the procedures described above, before granting the MA, the EMA or the competent authority(ies) of the Member State(s) of the EEA prepare an assessment of the risk-benefit balance of the product against the scientific criteria concerning its quality, safety and efficacy.
Data and Market Exclusivity in Europe
Under Regulation (EC) No 726/2004/EC and Directive 2001/83/EC (each as amended), the EEA has adopted a harmonised approach to data and market protection or exclusivity (known as the 8 + 2 + 1 formula). The data exclusivity period for a product begins to run on the date when the first MA for such product is granted in the EEA. It confers on the MA holder of the reference medicinal product eight years of data exclusivity and an additional two years of market exclusivity. A reference medicinal product is a medicinal product (including both small molecules and biological medicinal products), which is authorised based on a full stand-alone dossier consisting of pharmaceutical and preclinical testing results and clinical trial data. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorisation, for a period of eight years from the date on which the reference product was first authorised in the EEA. Even if the generic or biosimilar marketing authorisation is granted, the generic or biosimilar product cannot be marketed until the two-year market exclusivity expires. The ten-year market protection can be extended cumulatively to a maximum period of eleven years if during the first eight years of those ten years, the MA holder obtains an authorisation for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, this exclusivity right against cross-referencing does not stop another company from seeking grant of a marketing authorisation based on data generated by its own independent research and development programme to support a full stand-alone application consisting of the data relating to preclinical tests and clinical trials.
In addition to the above, where an application is made for a new indication for a well-established substance, a non-cumulative period of one year of data exclusivity may be granted, provided that significant preclinical or clinical studies were carried out in relation to the new indication. Finally, where a change of classification of a medicinal product has been authorised on the basis of significant preclinical tests or clinical trials, the competent authority shall not refer to the results of those tests or trials when examining an application by another applicant for or holder of marketing authorisation for a change of classification of the same substance for one year after the initial change was authorised.
European orphan designation and exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: (i) that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either such condition affects not more than five in ten thousand persons in the European Union when the application is made, or, without incentives, it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment in its development; and (iii) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorised in the European Union or, if such method exists, the product is of significant benefit compared to products available for the condition.
An Orphan Drug Designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralised EEA-wide marketing authorisation. Marketing authorisation for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA (or the European Commission on the EMA’s recommendation) nor the competent authorities of the member states can accept an application or grant a marketing authorisation for a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorised orphan medicinal product, and which is intended for the same therapeutic indication. During the period of market exclusivity, marketing authorisation may only be granted to a “similar medicinal product” if: (i) a second applicant can establish that its product, although similar to the authorised product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorisation holder for the authorised product consents to a second orphan medicinal product application; or (iii) the marketing authorisation holder for the authorised product cannot supply enough orphan medicinal product. The market exclusivity period for the authorised therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for Orphan Drug Designation because, for example, the product is sufficiently profitable not to justify market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Post-Authorisation Obligations in the European Union
The holder of a centralised MA or national MA is subject to various obligations under the applicable European Union laws, such as pharmacovigilance obligations, requiring it to, among other things, report and maintain detailed records of adverse reactions, and to submit periodic safety update reports, or PSURs, to the competent authorities. All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimise the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorisation. Such risk-minimisation measures or post-authorisation obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorisation safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved SmPC, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. The holder must also ensure that the manufacturing and batch release of its product is in compliance with the applicable requirements. The MA holder is further obligated to ensure that the advertising and promotion of its products complies with applicable European Union laws and industry code of practice as implemented in the domestic laws of the Member States of the EEA. The advertising and promotional rules are enforced nationally by the EEA Member States.
Pediatric Development in the European Union
In the EEA, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA’s Pediatric Committee, or PDCO, and must provide the data in compliance with the agreed PIP to accompany an application for marketing authorisation, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults), unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The agreed PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorisation is being sought. Products that are granted a marketing authorisation on the basis of the pediatric clinical trials conducted in accordance with the PIP (even where such results are negative) are eligible for a six month extension of the protection under a supplementary protection certificate, or SPC (provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to 2 years before the SPC expires), or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the United Kingdom voted in favor of Brexit and the United Kingdom officially withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union pharmaceutical law continued to apply in the UK. The European Union and the United Kingdom have concluded a trade and cooperation agreement, or TCA, which has been provisionally applicable since January 1, 2021 and formally entered into force on May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP certificates, but does not foresee wholesale mutual recognition of United Kingdom and European Union pharmaceutical regulations. As the regulatory framework in the United Kingdom covering the quality, safety and efficacy of medicinal products, clinical trials, marketing authorisation, commercial sales and distribution of medicinal products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom, as United Kingdom legislation now has the potential to diverge from EU legislation.
For example, Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorisations (under the Northern Ireland Protocol, centralised MAs will continue to be recognised in Northern Ireland and Northern Ireland remains subject to EU Regulations). A separate marketing authorisation will therefore be required to market drugs in Great Britain. For two years from 1 January 2021, the Medicines and Healthcare products Regulatory Agency, or the MHRA, may adopt decisions taken by the European Commission on the approval of new marketing authorisations through the centralised procedure in order to more quickly grant a new Great Britain MA, and the MHRA will have regard to marketing authorisations approved in a country in the European Economic Area (although in both cases a marketing authorisation will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain, or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required). The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the TCA provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future.
Orphan designation in Great Britain following Brexit is essentially identical to the position in the European Union, but is based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that are currently designated as orphan conditions in Great Britain will no longer be and that conditions that are not currently designated as orphan conditions in the European Union will be designated as such in Great Britain.
Following Brexit pre-marketing authorisation Orphan designation is not available in Great Britain, however, as a result of the Northern Ireland Protocol European Union orphan designation and time periods of market exclusivity still remain valid for marketing products in Northern Ireland. The MHRA reviews applications for Great Britain orphan designation in parallel with the corresponding application for a marketing authorisation. The criteria are essentially the same as those in place in the European Union, but based on the prevalence of the condition in Great Britain. Products awarded Great Britain orphan designation will benefit from 10 years of orphan market exclusivity from the date of the relevant marketing authorisation, and an additional two years of exclusivity are available where pediatric data requirements are met.
Other Healthcare Laws and Regulations
Healthcare providers and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:
•
the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under federal healthcare programmes such as the Medicare and Medicaid programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other individuals and entities on the other. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation;

•
the federal civil and criminal false claims, including the civil False Claims Act, or the FCA, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

•
the federal Health Insurance Portability and Accountability Act, or HIPAA, imposes criminal and civil liability, among other things, for executing, or attempting to execute, a scheme to defraud any healthcare benefit programme or making false statements relating to healthcare matters;

•
the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Programme, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, applicable manufacturers will also be required to report such information regarding payments and other transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of individually identifiable health information on covered entities, such as health plans, health care clearinghouses and certain healthcare providers, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, and their subcontractors that use, disclose, access, or otherwise process individually identifiable protected health information; and

•
state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing and/or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, and may not have the same effect, thus complicating compliance efforts.
Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programmes, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programmes in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organisations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programmes, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.
A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. If any companion diagnostic is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favourable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favourable coverage policies and reimbursement rates may be implemented in the future.
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has increased over the last few years. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favourable reimbursement and pricing arrangements.
Health Reform
The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programmes, and increased governmental control of drug pricing.
By way of example, in March 2010, the ACA was signed into law, and was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are:
•
an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programmes;

•
an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Programme to 23.1% and 13.0% of the average manufacturer price for most branded and generic drugs, respectively;

•
a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Programme are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•
extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enroled in Medicaid managed care organisations;

•
expansion of eligibility criteria for Medicaid programmes by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•
a new Medicare Part D coverage gap discount programme, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
•
expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing programme; and

•
a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court. Further, on February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrolment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. We cannot predict what effect further changes to the ACA would have on our business, especially given the new administration.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach its target goals, thereby triggering the legislation’s automatic reduction to several government programmes. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and other COVID-19 pandemic relief legislation have suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programmes, and reform government programme reimbursement methodologies for products. At the federal level, the former presidential administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, former President Trump announced several executive orders that are intended to lower the costs of prescription drug products and seek to implement several of the administration’s proposals. As a result, the FDA released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on December 2, 2020, the Department of Health and Human Services, or HHS, published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have been delayed by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Most Favored Nation, or MFN, Model under which Medicare

Part B payments will be calculated for certain physician-administered drugs and biologics based on the lowest price drug manufacturers receive in Organisation for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. However, on December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Interim Final Rule shall not commence earlier than 60 days after publication of that regulation in the Federal Register. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada and the MFN Model may materially and adversely affect the price we receive for any of our product candidates. It is unclear whether the Biden administration will work to reverse these and other proposed measures or pursue similar policy initiatives. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken to address the COVID-19 pandemic. Further, any reduction in reimbursement from Medicare or other government-funded programmes may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialise our product candidates.
Further, additional healthcare reform initiatives may arise from future legislation or administrative action, particularly as a result of the recent U.S. presidential election.
Data Privacy and Security Laws
We also are or may become subject to privacy laws in the jurisdictions in which we are established, have partners, or sell or market our products or run clinical trials. For example, we are or may become subject to privacy and data protection laws, such as the EU’s General Data Protection Regulation, or GDPR, and HIPAA in the United States, among many others. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.
Certain aspects of our business, including those for which we rely upon collaborators, service providers, contractors or others, are or may become subject to HIPAA and its implementing regulations, which establish standards for covered entities (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information, including, among other requirements, mandatory contractual terms and technical safeguards designed to protect the privacy, security and transmission of protected health information and notification to affected individuals and regulatory authorities in the event of certain breaches of security of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called for by HITECH, which became effective on February 17, 2010. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, or independent contractors or agents of covered entities, that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.
Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce and be construed as a violation of Section 5(a) of the Federal Trade Commission Act, or the FTCA, 15 U.S.C § 45(a). The Federal Trade Commission expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
In the European Union, we are subject to the GDPR (Regulation (EU) 2016/679), in relation to our processing and other use of personal data (i.e. data relating to an identifiable living individual). We may in the future process personal data in relation to participants in our clinical trials in the European Economic Area, including the health and medical information of these participants. The GDPR imposes accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects how their personal information will be used; imposes limitations on retention of personal data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities.
EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase. In addition, the GDPR includes restrictions on cross-border data transfers. Certain aspects of cross-border data transfers under the GDPR are uncertain as the result of legal proceedings in the EU, including a recent decision by the Court of Justice for the European Union that invalidated the EU-U.S. Privacy Shield and, to some extent, called into question the efficacy and legality of using standard contractual clauses. This may increase the complexity of transferring personal data across borders out of the European Union.
Fines for certain breaches of the GDPR are significant: up to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders change our use of data, enforcement notices, or potential civil claims including class action type litigation.
Further, Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and EU, the GDPR continued to have effect under law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained a member state of the EU for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form and fashion under the so-called “UK GDPR” (i.e., the GDPR as it continues to form part of United Kingdom law by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations)). However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of data protection laws as between the United Kingdom and EEA. In addition, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear. For example, it is still unclear whether the transfer of data from the EEA to the United Kingdom will in the future remain lawful under the GDPR. For the meantime, under the Trade and Cooperation Agreement, it has been agreed that, transfers of personal data to the United Kingdom from EU Member States will not be treated as “restricted transfers” to a non-EEA country for a period of up to six months from January 1, 2021, or the extended adequacy assessment period. This will also apply to transfers to the United Kingdom from EEA member states, assuming those member states accede to the relevant provision of the Trade and Cooperation Agreement. Although the current maximum duration of the extended adequacy assessment period is six months, it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the United Kingdom, or the United Kingdom amends the UK GDPR and/or makes certain changes regarding data transfers under the UK GDPR/ DPA 2018 without the consent of the EU (unless those amendments or decisions are made simply to keep relevant laws in the United Kingdom aligned with the EU’s data protection regime). Unless the European Commission makes an “adequacy finding” in respect of the United Kingdom prior to the expiry of the extended adequacy assessment period, from that point onwards the United Kingdom will be an inadequate “third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism”, such as the European Commission’s Standard Contractual Clauses issued and approved from time to time. Additionally, as noted above, the United Kingdom has transposed the GDPR into domestic law by way of the UK GDPR with effect from January 2021, which could expose us to two parallel regimes, each of which potentially authorises similar fines and other potentially divergent enforcement actions for certain violations. In addition to such parallel United Kingdom and EU regimes, following the expiry of the post-Brexit transitional arrangements agreed between the United Kingdom and EU, the United Kingdom Information Commissioner’s Office is not able to be our ‘lead supervisory authority’ in respect of any “cross border processing” for the purposes of the GDPR. Because we did not designate a lead supervisory authority in an EEA member state with effect from January 1, 2021, we are not able to benefit from the GDPR’s “one stop shop” mechanism. Among other things, this means that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated and ultimately fined by, the United Kingdom Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation.
In the United States, state laws may be more stringent, broader in scope or offer greater individual rights with respect to health information than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. By way of example, California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California residents and places increased privacy and security obligations on entities handling certain personal data of such residents. The CCPA requires covered companies to provide new disclosures to California residents about such companies’ data collection, use and sharing practices and provide such residents new ways to opt out of certain disclosures of personal information and provides such residents with additional causes of action. The CCPA became effective on January 1, 2020, and (a) allows enforcement by the California Attorney General, with fines set at $2,500 per non-intentional violation or $7,500 per intentional violation and (b) authorises private lawsuits to recover statutory damages for certain data breaches. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was recently approved by California voters in November 2020. The CPRA significantly modifies the CCPA, resulting in further uncertainty and requiring us to incur additional costs and expenses to comply.
Additional Regulation
In addition to the foregoing, provincial, state and federal U.S. and European Union laws regarding environmental protection and hazardous substances affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.
Anti-Corruption Laws
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act 2010 and the UK Proceeds of Crime Act 2002 and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, collectively, Anti-Corruption Laws. Among other matters, such Anti-Corruption Laws prohibit corporations and individuals from directly or indirectly paying, offering to pay or authorizing the payment of money or anything of value to any foreign government official, government staff member, political party or political candidate, or certain other persons, in order to obtain, retain or direct business, regulatory approvals or some other advantage in an improper manner. We can also be held liable for the acts of our third party agents under the FCPA, the UK Bribery Act 2010 and possibly other Anti-Corruption Laws. In the healthcare sector, anti-corruption risk can also arise in the context of improper interactions with doctors, key opinion leaders and other healthcare professionals who work for state-affiliated hospitals, research institutions or other organisations.
Government Regulation Outside of the United States, the European Union and the United Kingdom
In addition to regulations in the United States, the European Union and the United Kingdom, we may be subject to a variety of regulations in other jurisdictions governing, among other things, clinical studies and any commercial sales and distribution of their products. Whether or not we obtain FDA, MHRA, or EU approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside of the United States, the United Kingdom and the European Union have a similar process that requires the submission of a clinical study application much like the IND, or CTA, prior to the commencement of human clinical studies. The requirements and process governing the conduct of clinical studies, product licensing, coverage, pricing and reimbursement vary from country to country. In all cases, the clinical studies are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
Facilities
We currently lease a facility containing our research and development, laboratory and office space, which consists of our headquarters in Oxford which is approximately 20,500 square feet. We have two leases relating to different floors within our headquarters, which expire in 2028 and 2033, in addition to a new automation laboratory located in Oxfordshire, United Kingdom of another 18,000 square feet. We also lease approximately 10,000 square feet of office space in Dundee, Scotland. We are currently working to expand our facilities to support our growing operations.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, including their ages as of June 30, 2021.
Name	Age	Position(s)
Executive Officers:
Andrew L. Hopkins, DPhil	49	Founder, Chief Executive Officer and Director
Ben Taylor	43	Chief Financial Officer and Director
David Hallett, Ph.D.	51	Chief Operations Officer
Garry Pairaudeau, Ph.D.	55	Chief Technology Officer
Non-Executive Directors:
David Nicholson, Ph.D.	66	Chairman of the Board of Directors
Elizabeth Crain	56	Director
Robert Ghenchev	38	Director
Mario Polywka, DPhil	58	Director
Joanne Xu	43	Director
Executive Directors
Andrew L. Hopkins, DPhil, founded Exscientia and has acted as Chief Executive Officer and served on our board of directors since our inception in 2012. Prior to founding Exscientia, Dr. Hopkins spent near 10 years at Pfizer Inc., from 1998 to 2007, and 5 years in academia. He is also an honorary professor at the School of Life Sciences, University of Dundee, where he previously held the Chair of Medicinal Informatics from 2007 to 2020 and was the SULSA Research Professor of Translational Biology from 2007 to 2020. He was also the Director of Scottish Universities Life Sciences Alliance (SULSA) from 2011 to 2016. Dr. Hopkins holds a first class B.Sc (Hons) from the University of Manchester, conducted his graduate research at Wadham College, Oxford, University of Oxford and earned his Doctor of Philosophy degree in Molecular Biophysics from University of Oxford. We believe his extensive experience in the healthcare industry and being a founder of our company qualifies him to serve on our board of directors.
Ben Taylor serves as our Chief Financial Officer and as a member of the board of directors, having joined Exscientia in November 2020. Mr Taylor has more than two decades of experience, including 15 years in healthcare investment banking, primarily at Goldman Sachs & Co. LLC, or Goldman Sachs, and seven years in biotech and healthtech executive roles. During this period, Mr Taylor focused on strategy, financings, communications, clinical development and business development in the biopharmaceutical industry. Prior to joining Exscientia, Mr. Taylor was interim Chief Financial Officer at Aetion, Inc., a healthtech company using real world data analytics to optimise biopharma clinical development and commercialisation, from April 2020 to November 2020. Mr. Taylor served as President and Chief Financial Officer for Tyme Technologies, Inc., where he oversaw operations for the oncology company from April 2017 to August 2020. Mr. Taylor served as Head of Commercial Pharma, Managing Director for Barclays Capital Inc. from February 2016 to March 2017 and in a variety of roles with Goldman Sachs from July 2006 to February 2016. He received a B.A. with Honors from Brown University in East Asian Studies. We believe his extensive experience in the healthcare industry qualifies him to serve on our board of directors.
David Hallett, Ph.D., has served as our Chief Operations Officer since January 2020. Dr. Hallett has more than two decades of experience in drug discovery and alliance management. Prior to joining Exscientia, Dr. Hallett served as Executive Vice President of Chemistry and Executive Vice President of Alliance Management at Evotec from September 2005 to December 2019. Dr. Hallett trained as a medicinal chemist and served as a Research Fellow at Merck & Co., Inc. He holds a B.A. from the

University of Cambridge in Natural Sciences, a Ph.D. from the University of Manchester in Synthetic Organic Chemistry and was a post-doctoral fellow in Synthetic Organic Chemistry at the University of Texas Austin.
Garry Pairaudeau, Ph.D., has served as our Chief Technology Officer since November 2020. Dr. Pairaudeau has more than 25 years of experience in the drug hunting and technology leadership space. Prior to joining Exscientia, Dr. Pairaudeau served as Head of Hit Discovery at AstraZeneca plc from January 2017 to November 2020 and as Head of External Sciences from October 2014 to January 2017. He was also Chair of the Global Chemistry Leaders Network. Dr. Pairaudeau holds a Bachelor of Science and Ph.D. in Chemistry from Southampton University and was a post-doctoral fellow at the University of California, Irvine.
Non-Executive Directors
David Nicholson, Ph.D., has served on our board of directors since October 2020. Dr. Nicholson joined Exscientia having held senior US-based leadership roles in the pharmaceutical industry, most recently as Executive Vice President and Chief R&D Officer at Allergan plc. Dr. Nicholson joined Allergan plc (then known as Actavis plc) as Senior Vice President, Global Brands R&D in August 2014. Previously, he served as Chief Technology Officer and EVP, R&D for Bayer Crop Science from March 2012 to August 2014; Vice President of Licensing and Knowledge Management at Merck & Co., Inc. from 2009 to December 2011; and Senior Vice President, responsible for Global Project Management and Drug Safety at Schering-Plough Corporation from 2007 to 2009. From 1988 to 2007, Dr. Nicholson held various leadership positions at Organon International, where he most recently served as Executive Vice President, Research & Development and was a member of the company’s Executive Management Committee. Dr. Nicholson also serves on the board of directors of Actinium Pharmaceuticals Inc. and Science Exchange, Inc. He received a B.Sc. from the University of Manchester and his Ph.D. from the University of Wales. We believe his extensive experience in the healthcare industry qualifies him to serve on our board of directors.
Elizabeth Crain has served on our board of directors since February 2021. Ms. Crain is a co-founder of Moelis & Company and has served as Chief Operating Officer of Moelis & Company since 2007, where she leads the firm’s global strategy, infrastructure and business management functions. Ms. Crain has been in the investment banking and private equity industries for over 30 years as a banker, principal and operations executive. Prior to founding Moelis & Company, Ms. Crain worked at UBS Group AG, or UBS, from 2001 to 2007, where she was most recently a Managing Director in the UBS Investment Bank Office of the CEO and President, Manager of the Investment Bank Client Committee, a member of the Investment Bank Board, and previously Chief Operating Officer and Chief Administrative Officer of the UBS Investment Banking Department Americas franchise. Before joining UBS, Ms. Crain was in the private equity industry from 1997 to 2001. She began her career in investment banking in 1988 at Merrill Lynch. Ms. Crain serves on the Graduate Executive Board of The Wharton School and the Board of Trustees of The Windward School. Ms. Crain holds a B.S. from Arizona State University and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Ms. Crain’s experience in finance and business development qualifies her to serve on our board of directors.
Robert Ghenchev has served on our board of directors since May 2020. Mr. Ghenchev has been employed by Novo Holdings since January 2018 and is currently a Senior Partner, with responsibility over Growth Equity investments. Before joining Novo Holdings, Mr. Ghenchev was a Senior Vice President at Moelis & Company in London from April 2010 to January 2018, where he focused on mergers and acquisitions within the healthcare industry. Prior to Moelis, Mr. Ghenchev was part of the UK Mergers & Acquisitions team at Deutsche Bank in London from June 2007 to April 2010. Mr. Ghenchev also currently serves on the Boards of Tempus Labs, Inc., Oxford Biomedica plc, Mission Bio, Inc. and MightyOwl, Inc. Mr. Ghenchev holds a J.Hons. B.A. degree in Finance and Economics from McGill University and a M.Sc. degree in Financial Economics from the University of Oxford. We believe that Mr. Ghenchev’s experience in finance and business development qualifies him to serve on our board of directors.
Mario Polywka, DPhil, has served on our board of directors since September 2017 and on our Audit Committee since June 2021. Dr. Polywka was Chief Operating Officer of Evotec SE before retiring in 2018 and has been a member of the Supervisory Board of Evotec SE since June 2019. Dr. Polywka also currently serves on the Boards of Forge Therapeutics Inc., Blacksmith Medicines Inc., and Orbit Discovery Limited, and is a Senior Advisor with MCF Corporate Finance. Dr. Polywka has previously served on the Boards of Nanotether Discovery Services Limited from 2015 to 2016, Pharminox Ltd. from 2003 to 2018, and Glycoform Ltd. from 2004 to 2010. Dr. Polywka was a Founding Chemist of Oxford Asymmetry International (OAI) in 1991, became Director of Chemistry in 1993 and became a member of the Board of Directors in 1996. In 1999 he was appointed Chief Operating Officer and in 2000 Chief Executive Officer of OAI plc. From 1989 to 1991 he worked as Senior Chemist at Oxford Chirality Ltd., the predecessor to OAI. Dr Polywka received a doctorate from the University of Oxford in Mechanistic Organometallic Chemistry under Professor Steve Davies and continued at Oxford with post-doctoral studies on the Biosynthesis of Penicillins under Professor Sir Jack Baldwin. Dr. Polywka is a Fellow of the Royal Society of Chemistry. We believe Dr. Polywka’s breadth of experience in managing growth, operations and business development in the biopharma and life sciences industries qualifies him to serve on our board of directors.
Joanne Xu has served on our board of directors since April 2021. Ms. Xu has been a Partner at SoftBank Investment Advisors since January 2020. Before joining SoftBank Investment Advisors, Ms. Xu was a Managing Director at Goldman Sachs in Asia from August 2008 to January 2020. She began her career at Booz Allen Hamilton Inc. as a Senior Consultant from 2003 to 2006. Ms. Xu holds a B.A. in Japanese Language and Literature from Nanjing University, a Master’s degree in Commerce from Waseda University and a M.B.A. from Harvard Business School. We believe Ms. Xu’s experience as an investor in the biopharma and life sciences industries qualifies her to serve on our board of directors.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Foreign Private Issuer Exemption
We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with Nasdaq rules, we may, and intend to, rely on and comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:
•
Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

•
Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

•
Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

•
Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•
Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions”, as defined in Item 7.B of Form 20-F;

•
Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.
Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.
Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilise these exemptions for as long as we continue to qualify as a foreign private issuer. See the section titled “Description of Share Capital and Articles of Association” for additional information.
Composition of our Board of Directors
Our board of directors will be composed of      members upon the closing of this offering. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that      ,          and ,      representing of the directors who will be serving on our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part, do not have a relationship that would interfere with the exercise of independent judgement in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
In accordance with our articles of association to be in effect upon the completion of this offering, one-third of our directors will retire from office at each annual general meeting of shareholders. See “Description of Share Capital and Articles of Association — Board of Directors”.
Committees of our Board of Directors
Our board of directors has three standing committees: an audit committee, a remuneration committee and a nomination committee.
Audit Committee
Following the completion of this offering, our audit committee will consist of       ,       and       , and will assist the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.           will serve as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and        is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules, effective upon the effectiveness of the registration statement of which this prospectus forms a part.
The audit committee’s responsibilities will include:
•
monitoring the integrity of our financial and narrative reporting;

•
reviewing accounting policies and key estimates and judgements;

•
reviewing the appropriateness and completeness of the internal controls;

•
recommending the appointment, re-appointment or removal of the independent auditor to the annual general meeting of shareholders;

•
the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

•
reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process; and

•
reviewing procedures for detection of fraud, whistleblowing and prevention of bribery, and reports on systems for internal financial control, financial reporting and risk management.

Remuneration Committee
Following the completion of this offering, our remuneration committee will consist of , and , and will assist the board of directors in determining executive officer compensation.      will serve as chairman of the remuneration committee.
The remuneration committee’s responsibilities will include:
•
identifying, reviewing and proposing policies relevant to executive officer compensation;

•
evaluating each executive officer’s performance in light of such policies and reporting to the board;

•
analysing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;

•
recommending any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•
evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•
reviewing and recommending to the board of directors the compensation of our directors; and

•
reviewing and assessing risks arising from our compensation policies and practices.

Nomination Committee
Following the completion of this offering, our nomination committee will consist of       ,       and        , and will assist our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles.      will serve as chairman of the nomination committee.
The nomination committee’s responsibilities will include:
•
drawing up selection criteria and appointment procedures for directors;

•
reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board of directors at least annually;

•
recommending nominees for election to our board of directors and its corresponding committees;

•
assessing the functioning of individual members of our board of directors and executive officers and reporting the results of such assessment to the board of directors; and

•
developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board of directors.

Code of Business Conduct and Ethics
In connection with this offering, we have adopted a Code of Business Conduct and Ethics, or Code of Ethics, applicable to our and our subsidiaries’ employees, independent contractors, senior management and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Code of Ethics will be posted on our website, which is located at www.exscientia.ai. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.
Compensation of Executive Officers and Directors
For the year ended December 31, 2020, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was £1.33 million. Of that aggregate amount, £1.03 million was related to compensation paid to the members of our board of directors. In 2020, our highest paid director was Dr. Andrew Hopkins, our Chief Executive Officer, who received compensation of £0.27 million for all services he provided to us.
We maintain performance-based bonus arrangements with specific executives pursuant to the terms of their service agreements (or otherwise pursuant to our discretionary annual bonus arrangements). The compensation amounts above include bonus amounts in respect of the year ended December 31, 2020 payable to members of our board of directors and our executive officers of £9,720. Our Chief Executive Officer’s bonus amount, which was approved by our board of directors in          , 2021, was an amount equal to      of base salary. As this bonus arrangement was introduced on October 1, 2020, the bonus amount will be pro-rated to reflect the three months of the Chief Executive Officer’s participation. We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions on behalf of our directors or executive officers in an aggregate amount of £5,184 during the year ended December 31, 2020, which amount is included in the foregoing aggregate compensation figure.
Executive Officer Employment Arrangements and Director Service Agreements
The compensation for each member of our executive officers comprises the following elements: base salary, annual performance bonus, personal benefits (including healthcare and insurances and assistance with relocation, immigration and tax matters) pension or 401(k) plan and equity incentives. These equity incentives include participation in certain of the Legacy Plan and will include participation in the 2021 EIP. We intend to enter into new service agreements with our executive officers and director service agreements with our executive directors, Andrew Hopkins and Ben Taylor, prior to the closing of this offering.
Non-Executive Director Appointment Letters
Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors. We intend to enter into new appointment letters with our non-executive directors prior to the closing of this offering, and a new appointment letter with our non-executive chairman, Dr. David Nicholson. Under the non-executive director appointment letters, our non-executive directors are entitled to receive annual fees in accordance with our non-executive director remuneration policy as described below, and in each case inclusive of fees payable for all duties.
Non-Executive Director Remuneration Policy
We intend to adopt a non-employee director remuneration policy in connection with this offering and on terms to be determined by our board of directors. Under the non-employee remuneration policy,

our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.
Equity Incentive Plans
We have granted options and equity incentive awards under our: (1) 2019 Company Share Option Plan, as amended, or the 2019 CSOP; (2) 2018 Unapproved Share Option Plan, as amended, or the 2018 USOP; (3) RSU sub-plan to the 2018 USOP; and (4) 2016 Enterprise Management Incentive Plan, or the 2016 EMI Plan. No further options or awards will be granted under these plans, or the Legacy Plans, following the adoption of the 2021 Equity Incentive Plan, or the 2021 EIP. We have also granted options and equity incentive awards under the 2021 EIP.
The principal features of our equity incentive plans are summarised below. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, which is filed as exhibits to the registration statement of which this prospectus is a part.
2021 Equity Incentive Plan
The 2021 EIP was adopted on       2021 and allows for the grant of equity-based incentive awards to our employees and directors, including directors who are also our employees. The material terms of the 2021 EIP are summarised below.
Eligibility and administration
Our employees, executive directors and employees of our subsidiaries are eligible to receive awards under the 2021 EIP. Our consultants, and non-executive directors and those of our subsidiaries, are eligible to receive awards under the Non-Employee Sub-Plan to the 2021 EIP described below. Our U.K. employees who meet the criteria under the Company Share Option Plan, or CSOP, regime, including that they do not have a material interest in our company (being either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of our ordinary share capital) may be granted options under the CSOP Sub-Plan to the 2021 EIP described below. CSOP options can only be granted for so long as we continue to meet the criteria under the CSOP regime. Persons eligible to receive awards under the 2021 EIP (including the Non-Employee Sub-Plan and the CSOP Sub-Plan) are together referred to as service providers below.
Except as otherwise specified, references below to the 2021 EIP include the Non-Employee Sub-Plan and the CSOP Sub-Plan.
The 2021 EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the Plan Administrator below), subject to certain limitations imposed under the 2021 EIP, and other applicable laws and Nasdaq rules. The Plan Administrator has the authority to take all actions and make all determinations under the 2021 EIP, to interpret the 2021 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2021 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2021 EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 EIP.
Shares available for awards
The maximum number of ordinary shares, or the Share Reserve, that may be issued under our 2021 EIP is ordinary shares. Effective upon pricing, the Share Reserve will be increased to an aggregate amount which will be confirmed upon pricing but will, subject to adjustment, be a number equal to ordinary shares, which represents % of our expected entire issued share capital to be outstanding shares to be outstanding immediately after this offering, assuming the underwriters exercise in full their option to purchase additional ADSs. No more than a number of ordinary shares equal to the Share Reserve may be issued under the 2021 EIP upon the exercise of incentive share options. In addition, effective upon pricing, the number of ordinary shares reserved for issuance under our 2021 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to    % of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2021 EIP may be new shares, shares purchased on the open market or treasury shares.
If an award under the 2021 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 EIP.
If an option granted under the Legacy Plans prior to its effective date expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited on or after its effective date, any unused shares subject to the option will, as applicable, become available for new grants under the 2021 EIP and shall be added to the share reserve up to a maximum of ordinary shares.
Awards granted under the 2021 EIP in substitution for any options or other equity or equity-based awards granted by an entity before such entity’s merger or consolidation with us or our acquisition of such entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2021 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options.
Options granted under the CSOP Sub-Plan are subject to individual and overall limits as specified by the CSOP regime from time to time.
References in this summary to ordinary shares include an equivalent number of our ADSs.
Awards
The 2021 EIP provides for the grant of options (which may be market value or otherwise, subject to local laws), share appreciation rights (which may be market value or otherwise, subject to local laws), or SARs, restricted shares, restricted share units, or RSUs, and other share-based awards. All awards under the 2021 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.
Options and SARs.   Options provide for the purchase of our ordinary shares in the future at an exercise price set at no less than the nominal value (market value in the case of participants subject to taxation in the United States or options granted under the CSOP Sub-Plan) of an ordinary share on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, and the conditions and limitations applicable to the exercise of each option and SAR. Only options may be granted under the CSOP Sub-Plan.
Restricted shares and RSUs.   Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2021 EIP.
Other share-based awards.   Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.
Performance criteria
The Plan Administrator may set performance goals in respect of any awards in its discretion.
Certain transactions
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2021 EIP. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 EIP and replacing or terminating awards under the 2021 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2021 EIP and outstanding awards as it deems appropriate to reflect the transaction. The treatment of CSOP options in connection with such a transaction is subject to the requirements of the CSOP regime.
Plan amendment and termination
Our board of directors may amend or terminate the 2021 EIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 EIP, may materially and adversely affect an award outstanding under the 2021 EIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2021 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2021 EIP after its termination.
Transferability and participant payments
Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2021 EIP are generally non-transferrable, except to a participant’s designated beneficiary, as defined in the 2021 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2021 EIP, and exercise price obligations arising in connection with the exercise of options under the 2021 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares that meet specified conditions, a promissory note, a “market sell order”, such other consideration as the Plan Administrator deems suitable or any combination of the foregoing, subject, in the case of CSOP options, to the requirements of the CSOP regime.
Non-U.S. and Non-U.K. participants
The Plan Administrator may modify awards granted to participants who are non-U.S. or U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favourable regime that may be available in any jurisdiction.
Non-Employee Sub-Plan
The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and provides for awards to be made on identical terms to awards made under our 2021 EIP.

Legacy Plans
2019 Company Share Option Plan
Overview
The 2019 CSOP was adopted on November 27, 2019, as amended on April 3, 2021 and is intended to qualify as a “company share option plan” that meets the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, or ITEPA. Options granted under the 2019 CSOP are potentially UK tax favoured options up to an individual limit of £30,000 calculated by reference to the market value of the shares under option at the date of grant.
Options granted under the 2019 CSOP must have an exercise price equal to or more than the market value of a share on the date of grant and, where the exercise of an option is to be satisfied by newly issued shares, the exercise price must not be less than the nominal value of a share.
Participation / Eligibility and Administration
Options granted under the 2019 CSOP are granted by the board of directors in its absolute discretion to employees that qualify to be granted an option under Schedule 4 of ITEPA.
Vesting and Exercise of Options
Options granted under the 2019 CSOP may be granted subject to a vesting schedule containing one or more time-based conditions and additionally, or in the alternative, specific performance conditions that must be met before all or part of an option can be exercised. The board of directors has discretion to determine whether and the extent to which a performance condition has been satisfied.
The board of directors may vary or waive one or more performance conditions attaching to an option, provided that such variation to a performance condition can only be effected by the board of directors if an option becomes exercisable before the end of the period over which the original performance condition was to be assessed or it reasonably considers that the performance condition is no longer an appropriate measure of performance. Such varied performance condition must be no more difficult to satisfy than when the original performance condition was set and not materially easier to satisfy than the original performance condition was at the original option’s grant date.
Options granted under the 2019 CSOP may not be exercised after the tenth anniversary of the date of grant and generally may only be exercised on the earliest of (1) the company coming under the control (as defined in section 719 ITEPA) of another person; (2) a court sanctioned scheme of arrangement; (3) shareholders becoming bound by a non-UK reorganisation; or (4) a person becoming bound or entitled to acquired shares under sections 979 to 985 of the Companies Act; or (5) the vesting conditions specified in the applicable option agreement being met. Options may also be exercised by certain by participants that cease to be employed by us. See “Cessation of Employment” below.
Terms Generally Applicable to Options
Save for transferring an option to a deceased option holder’s personal representative on their death, options granted under the 2019 CSOP cannot be transferred, assigned or have any charge or other security created over them.
Options granted under the 2019 CSOP will lapse on the earliest of the following:
•
an attempt to transfer, assign or encumber the option (save for a transfer to a personal representative on death);

•
a performance condition failing to be met that results in the entire option being incapable of exercise;

•
the lapse date stated in the relevant option agreement;

•
the first anniversary of an option holder’s death;

•
the day after the option holder ceases to be an employee or director of the company if the options were unvested, save that:

•
if cessation of employment is due to injury, ill-health, disability, a transfer of one of our businesses out of the group, retirement or redundancy (within the meaning of the Employment Rights Act 1996), options will be exercisable for six months after cessation of employment; and

•
our board of directors may determine within 90 days of cessation of employment that options may remain exercisable for a specified period of time post-cessation of employment;

•
90 days after the option holder ceases to be employed by the company if the options were vested and cessation of employment was not due to summary dismissal;

•
six months after the company coming under the control (as defined in section 719 ITEPA) of another person; (2) a court sanctioned scheme of arrangement; or (3) shareholders becoming bound by a non-UK reorganisation;

•
six months after a reorganisation of the company if a replacement option is offered in the acquirer as part of the reorganisation; or

•
the option holder becoming bankrupt.

Cessation of Employment
If an option holder that holds an unvested option ceases to be employed by us, their option will lapse and cease to be exercisable on the day after the option holder ceases to be employed by the company unless:
•
cessation of employment is due to injury, ill-health, disability, a transfer of one of our businesses out of the group, retirement or redundancy (within the meaning of the Employment Rights Act 1996), in which case the option will be exercisable for six months after cessation of employment; or

•
our board of directors determine within 90 days of cessation of employment that the option may remain exercisable for a specified period of time post-cessation of employment.

If an option holder that holds a vested option ceases to be employed by the company and such cessation of employment was not due to summary dismissal, they may exercise their vested option for a period of 90 days after cessation of employment, after which, the option will lapse.
If an option holder ceases to be employed by reason of summary dismissal, the option shall not be capable of exercise unless our board of directors determine within 90 days of cessation of employment that the option may remain exercisable for a specific period of time post-cessation of employment.
Corporate Transactions
If (1) a person or entity acquires control (as defined in section 719 ITEPA) of the company, (2) a court sanctions a scheme of arrangement or (3) shareholders become bound to a non-UK reorganisation, option holders shall be entitled to exercise their options in whole or in part within the period of six (6) months beginning with the date when such relevant event occurs, and to the extent that an option is not exercised within such period it shall lapse and cease to be exercisable. However, in anticipation of the completion of any of the events described in clauses (1) through (3) above, the board of directors may in its absolute discretion make arrangements to permit outstanding options to be exercisable during a period of 20 days ending immediately before such event occurs. If options are not exercised within this period, they shall lapse immediately upon expiry of such period.
A change of control will not trigger a right to exercise options in a scenario in which the acquirer is an entity under which the ultimate beneficial ownership of the remains the same and such entity offers a replacement option to the option holders. If a replacement option is not accepted by option holders in this scenario, their options will lapse six months after the change of control.

Amendments to 2019 CSOP
The board of directors can amend the 2019 CSOP from time to time save that such amendments (1) cannot be made if it would mean that the 2019 CSOP would no longer qualify under Schedule 4 of ITEPA; (2) cannot be made without option holders’ prior written consent if the amendment would have a material impact on their rights; or (3) require certain investor approvals if the amendment would (a) make existing options grants materially more generous; (b) increase option limits; or (c) expand the class of employees eligible to participate in the 2019 CSOP.
2018 Unapproved Share Option Plan
Overview
The 2018 USOP was adopted on February 13, 2018 and amended on September 25, 2019 and April 1, 2021, and provides for the grant of options over Ordinary shares or B Ordinary Shares (or an equivalent number of our ADSs) in the capital of the company.
Participation / Eligibility and Administration
Options granted under the 2018 USOP are granted by the board of directors to individuals.
Vesting and Exercise of Options
Options granted under the 2018 USOP may be granted subject to such vesting and exercise conditions as contained in the option agreement relating to such option.
Save where the context otherwise permits, or if otherwise determined by the board of directors, a vested option shall be capable of exercise on any business day. Options granted under the 2018 USOP may be exercised in whole or in part provided that, on any day, an option may be exercised over no fewer than the less of 25% of the vested shares, the total number of shares that remain exercisable at the time, and such other number as the board of directors may determine.
Options can potentially also be exercised by option holders if they cease to be employed or engaged. See “Cessation of Employment/Engagement” below.
Terms Generally Applicable to Options
Save for transferring an option to a deceased option holder’s personal representative on their death, options granted under the 2018 USOP cannot be transferred, assigned or have any charge or other security created over them.
Options granted under the 2018 USOP will lapse on the earliest of the following:
•
the tenth anniversary of the date of grant;

•
an attempt to transfer, assign or encumber the option (save for a transfer to a personal representative on death);

•
the first anniversary of an option holder’s death;

•
the date of cessation of employment or engagement if the option holder is a Bad Leaver (as defined below);

•
if the option holder is a Good Leaver (as defined below):

•
90 days after the date of cessation of employment or engagement in respect of the portion of the option that is exercisable on cessation (or 12 months if the Good Leaver reason is the death of the option holder); and

•
the date of cessation of employment or engagement in respect of the portion of the option that is not exercisable on cessation;

•
60 days after the completion of an asset sale or a share sale resulting in a change of control (or immediately after completion if option holders are given the opportunity to exercise their options by the board of directors prior to completion); or

•
the option holder becoming bankrupt.

Cessation of Employment/Engagement
If an option holder ceases to be employed or engaged with us and:
•
they are a Good Leaver, then:

•
the portion of the option that is exercisable on cessation shall be exercisable for up to 90 days after the date of cessation of employment or cessation (or 12 months if the Good Leaver reason is the death of the option holder); and

•
the portion of the option that is not exercisable on cessation shall lapse on the date of cessation; and

•
they are Bad Leaver, the option shall lapse in full on the date of cessation.

For the purposes of the 2018 USOP:
“Good Leaver” means an option holder that becomes a leaver as a result of : (a) injury, ill-health or disability (evidenced to the reasonable satisfaction of the board of directors); (b) retirement; (c) redundancy within the meaning of the Employment Rights Act 1996; (d) death; (e) employment being solely with a company which is not the company or one of its subsidiaries or their employment being transferred to a person who is not a member of the company or one of its subsidiaries on completion of the sale of the business or part of the business to which their employment relates; or (f) the board of directors declaring the option holder a Good Leaver in its absolute discretion.
“Bad Leaver” means a leaver that is not a Good Leaver.
Corporate Transactions
If a person makes an offer for the company that results in a company reorganisation, an asset sale or a majority share sale giving rise to a change of control, the board of directors may in its absolute discretion and by notice in writing to all option holders declare all outstanding options to be exercisable in full during a period specified by the board of directors not exceeding three (3) months (and which period shall end immediately before the acquirer obtains control of the company if it has not already ended). If options are not exercised within this period, they shall lapse immediately upon expiry of such period. If no notice is given to the option holders, options shall lapse 60 days after the completion of a company reorganisation, asset sale or share sale resulting in a change of control.
In the event of the establishment of a new holding company, options shall be substituted for equivalent options over shares in the new holding company.
Amendments to 2018 USOP
The board of directors can make minor alterations or additions to the 2018 USOP from time to time to benefit the administration of the 2018 USOP, to take account of changes in legislation, or to obtain or maintain favourable taxation or regulatory treatment for participants.
RSU Sub-Plan to the 2018 Unapproved Share Option Plan
The RSU Sub-Plan governs the terms of restricted stock unit awards, or RSUs, may be granted under the RSU Sub-Plan to the 2018 USOP. RSUs are contractual promises to deliver our ordinary shares or ADSs in the future and are subject to substantially the same terms to options granted under the 2018 USOP.
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, our board of directors has broad discretion to take action under the RSU Sub-Plan. This includes cancelling RSUs for cash or property, accelerating the vesting of RSUs, providing for the assumption or substitution of RSUs by a successor entity, adjusting the number and type of shares subject to outstanding RSUs and replacing or terminating RSUs.
2016 Enterprise Management Incentive Plan
Overview
The 2016 EMI Plan was adopted on February 29, 2016 and is intended to qualify as an “enterprise management incentive”, or EMI, plan that meets the requirements of Schedule 5 to ITEPA.
The 2016 EMI Plan is operated on the same terms as the 2018 USOP but with the following differences:
Participation / Eligibility and Administration
Notwithstanding the company and option requirements, an individual is eligible to be granted EMI options under the 2016 EMI Plan if they satisfy the employee requirements of Schedule 5 to ITEPA.
Vesting and Exercise of Options
In addition to the terms described above for the 2018 USOP, the board of directors may in its absolute discretion declare an option to be exercisable to such extent as it determines upon the occurrence of a disqualifying event, as set out in sections 533-539 of ITEPA.
Corporate Transactions
In addition to the terms described above for the 2018 USOP, where there is a company reorganisation that includes the creation of a new holding company which has substantially the same identity and proportion of shareholders and such new holding company offers a replacement option to participants of the 2016 EMI Plan, options shall not be exercisable in connection with the aforesaid company reorganisation.
Insurance and Indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS
Since January 1, 2018, we have engaged in the following transactions or loans between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. We refer to the entities and persons described in (a) through (e) above as “related parties”.
All share and per share information presented in this “Related Party Transactions” section do not reflect our corporate reorganisation, which is to occur prior to completion of this offering.
Arrangements with Evotec
Evotec SE, or, together with its affiliates, Evotec, is a beneficial owner of more than 5% of our share capital. Evotec is a party to the Series D1 Shareholders’ Agreement (as defined below). Mario Polywka, DPhil, a member of our board of directors, is the former Chief Operating Officer of Evotec and a member of its Supervisory Board.
We and our subsidiaries have entered into the following commercial arrangements with Evotec:
Collaboration Agreement and Services
In March 2016, we entered into a collaboration agreement, or the Evotec Collaboration Agreement, with Evotec to generate one or more immuno-oncology preclinical development candidates against Adenosine A2A antagonists (and bispecific A2A-”plus” antagonists) for further commercialisation. We amended the Evotec Collaboration Agreement in October 2017, October 2018, January 2019, January 2020 and April 2021.
Although joint development efforts under the Evotec Collaboration Agreement ceased as of April 2021, we plan to continue the development of Adenosine A2A antagonists (and bispecific A2A-“plus” antagonists) at our sole discretion. Our lead product candidate, EXS21546, is based on intellectual property developed under the Evotec Collaboration Agreement, and it entered its first Phase 1 clinical trial on December 16, 2020. We have received invoices from Evotec totalling £1,575,000, £1,824,000, £678,000, and £      in the years ended 2018, 2019, 2020, and the six months ended June 30, 2021, respectively, in connection with this arrangement. For further details on the Evotec Collaboration Agreement, see the section titled “Business — Material Agreements”.
We engaged Aptuit (Verona) SRL (an affiliate of Evotec) to carry out the preclinical toxicology and manufacturing work for EXS21546. We shared the costs of this arrangement equally with Evotec. In connection with this arrangement, we have received invoices from Evotec totalling £271,000, £793,000, £146,000, and £      in the years ended December 31, 2018, 2019, and 2020, and the six months ended June 30, 2021, respectively.
Drug Discovery Services Agreement
In November 2017, we entered into a drug discovery services agreement, or the Evotec Discovery Agreement, with Evotec to procure its drug discovery services, including those related to the development of assays, screening, structural biology and medicinal chemistry.
In October 2020, we amended the Evotec Discovery Agreement to extend its term to November 2022. Before that time, either party may terminate specific projects if those resources are to be immediately redeployed, and we may additionally terminate any project under the agreement without cause by providing 90 days’ prior written notice. The Evotec Discovery Agreement stipulates that upon our request, for each planned project, Evotec shall provide reasonably detailed estimates of the services, time frame, deliverables, and pricing for such project. Once agreed to by both parties, each project will be overseen by a steering committee comprised of an equal number of representatives from each party. Subject to certain limited exceptions, we retain ownership over all intellectual property discovered or made by Evotec in the course of its performance of the services under the Drug Discovery Services Agreement, and to the extent that any rights in such intellectual property cannot be assigned to us by Evotec, they have provided to us a perpetual, irrevocable, worldwide, royalty-free, exclusive, transferable licence, sublicensable through multiple tiers, to practice such non-assignable rights in any manner for any purpose.
We have engaged Evotec and its affiliates to provide services on several projects under this agreement, the most material of which is an engagement to provide CRO services to help us deliver candidate compounds under one of our collaboration agreements with Celgene Corporation which commenced in 2019. In connection with this CRO services project, we have received invoices totally £4,485,000, £12,843,000, and £      in the years ended 2019, 2020, and the six months ended June 30, 2021, respectively. For all other projects provided under the Evotec Discovery Agreement, we have received invoices totalling £72,000, £49,000, £2,000 and £      in the years ended 2018, 2019, 2020, and the six months ended June 30, 2021, respectively.
Compound Management Services Agreement
In April 2021, we entered into a compound management services agreement, or the Evotec Compound Management Agreement, with Evotec to procure compound management services, including those related to compound reception, storage, maintenance while in storage, quality analysis and control, and shipment.
The Evotec Compound Management Agreement is effective for a five-year term, though either party may terminate the agreement without cause by providing 90 days’ prior written notice. Under the Evotec Compound Management Agreement we may engage Evotec’s compound management services by agreeing to the terms of a work order detailing the services, obligations and other material terms. Subject to certain limited exceptions, we retain ownership over all final products and intellectual property discovered or made by Evotec in the course of its performance of the services under the agreement and, if required, Evotec will take actions necessary or appropriate to establish, register, assign or otherwise record our ownership. During the term of the Evotec Compound Management Agreement, we grant to Evotec a royalty-free, fully paid-up, worldwide, non-exclusive licence to use any relevant intellectual property owned by, or licensed to us, to the extent necessary for Evotec to perform its services under the agreement.
We have engaged Evotec to provide general services related to powder and solution compound transfer, reception, identification, inventory registration, quality analysis and control, storage, maintenance while in storage, and shipment to our sites and partners. In connection with this arrangement, we have paid Evotec £      in the six months ended June 30, 2021.
Equity Facility with SoftBank
SVF II Excel (DE) LLC, or SoftBank, is the beneficial owner of more than 5% of our share capital. Joanne Xu, a member of our board of directors, is a Partner at SoftBank Investment Advisors.
In April 2021, we entered into an equity facility agreement with SoftBank, pursuant to which SoftBank irrevocably agreed to subscribe for up to $300 million of preferred shares on the terms and subject to the conditions set out therein. At the date of execution, the subscription price for each preferred share was set to equal the subscription price of the Series D1 Shares that we sold in our April 2021 fundraise, or $3,502.17 per share. Should we elect to require SoftBank to purchase shares pursuant to the terms of the Equity Facility Agreement, the subscription price of such shares will be adjusted in reference to completion of certain portfolio and collaboration milestones, whereby if, at completion of the first tranche, one milestone has been achieved since the execution of the Equity Facility Agreement, the subscription price will be increased by $875.54 and, for each additional milestone achieved after the execution of the Equity Facility Agreement, the subscription price will be increased by $175.11, up to a maximum subscription price of $5,078.15 per share.

If no milestones were satisfied at completion of subscription of the first tranche, and we elect to require SoftBank to purchase a second tranche of preferred shares, the subscription price will be increased by reference to completion of the milestones in the same proportions as for completion of subscription of the first tranche. If one or more milestones were satisfied at completion of subscription of the first tranche, and we elect to require SoftBank to purchase a second tranche of preferred shares, the subscription price of such shares will equal the subscription price at completion of subscription of the first tranche and, for each additional milestone that has been achieved since completion of subscription of the first tranche, the subscription price will be increased by $175.11, up to a maximum increase of $700.43.
The Equity Facility Agreement will terminate at the earliest to occur of the one-year anniversary of signing, the consummation of this offering, or a Share Sale as defined in our articles.
Subscriptions of our Series D1 Shares
In April 2021, we entered into a subscription agreement with investors to purchase an aggregate of 64,247 Series D1 Shares for gross aggregate proceeds of $225.0 million at a price of $3,502.17 per share.
The following table sets forth the aggregate number of Series D1 Shares issued to our related parties pursuant to these transactions:
Participants	Series D1 Shares (#)
SVF II Excel (DE) LLC (an entity affiliated with SoftBank)	28,554
Entities affiliated with BlackRock, Inc.	5,425
Series D1 Shareholders’ Agreement
We entered into the Series D1 Shareholders’ Agreement with our shareholders in April 2021. This agreement amended and restated the Series C1 Shareholders’ Agreement (as defined below), and among other things, it:
•
grants our preferred shareholders specified registration rights with respect to our shares held by them; and

•
provides for certain appointment rights with respect to our board of directors and the voting of shares in favor of specified transactions approved by our board of directors and the requisite majority of our shareholders.

The rights granted above will terminate upon the completion of this offering, except for the contemplated registration rights, which will be memorialised in a registration rights agreement that we intend to enter into prior to the completion of this offering. For more information regarding the registration rights to be provided in this agreement, please refer to the section titled “Description of Share Capital and Articles of Association — Registration Rights”.
Subscriptions of our Series C1 Shares
In March 2021, we entered into a subscription agreement with investors to purchase an aggregate of 17,132 C1 Shares for aggregate proceeds of $29.9 million at a price of $1,751 per share.
The following table sets forth the aggregate number of C1 Shares issued to our related parties pursuant to these transactions:
Participants	Series C1 Shares (#)
Entities affiliated with BlackRock, Inc.	17,132

March 2021 Shareholders’ Agreement
The March 2021 Subscription, Amendment and Adherence Deed, or the Series C1 Shareholders’ Agreement, amended and restated a subscription and shareholders’ agreement entered into between us and our shareholders in May 2020. Among other things, the Series C1 Shareholders’ Agreement:
•
grants our preferred shareholders specified registration rights with respect to our shares held by them; and

•
provides for certain appointment rights with respect to our board of directors and the voting of shares in favor of specified transactions approved by our board of directors and the requisite majority of our shareholders.

The rights granted above will terminate upon the completion of this offering, except for the contemplated registration rights, which will be memorialised in a registration rights agreement that we intend to enter into prior to the completion of this offering. For more information regarding the registration rights to be provided in this agreement, please refer to the section titled “Description of Share Capital and Articles of Association — Registration Rights”.
Subscriptions of our Series C Shares
In May 2020, we entered into a subscription agreement with investors to purchase an aggregate of 57,295 Series C Shares for aggregate proceeds of $59.9 million at a price of $1,047 per share.
The following table sets forth the aggregate number of Series C Shares issued to our related parties pursuant to these transactions:
Participants	Series C Shares (#)
Novo Holdings A/S	38,197
Evotec SE	9,549
Celgene Corporation	4,452
May 2020 Shareholders’Agreement
Among other things, the May 2020 Shareholders’ Agreement, or the Series C Shareholders’ Agreement:
•
grants our preferred shareholders specified registration rights with respect to our shares held by them;

•
obligates us to deliver periodic financial statements and other information to certain of the shareholders who are parties to the Series C Shareholders’ Agreement; and

•
provides for certain appointment rights with respect to our board of directors and the voting of shares in favor of specified transactions approved by our board of directors and the requisite majority of our shareholders.

The rights granted above will terminate upon the completion of this offering, except for the contemplated registration rights, which will be memorialised in a registration rights agreement that we intend to enter into prior to the completion of this offering. For more information regarding the registration rights to be provided in this agreement, please refer to the section titled “Description of Share Capital and Articles of Association — Registration Rights”.
Management Rights
In connection with our Series C preferred share financing, we also granted certain investors the right to consult with and advise management on significant business issues, appoint an observer to our board and have access to our books and records. These rights will terminate upon the completion of this offering.

Subscriptions of our Series B Shares
In December 2018, we entered into a subscription agreement with investors to purchase an aggregate of 29,408 Series B Shares for aggregate proceeds of £18.7 million at a price of £635 per share.
The following table sets forth the aggregate number of Series B Shares issued to our related parties pursuant to these transactions:
Participants	Series B Shares (#)
Celgene Corporation	12,464
Evotec SE	4,480
GT Healthcare Partners Fund III, LP	12,464
December 2018 Shareholders’ Agreement
Among other things, the December 2018 Shareholders’ Agreement, or the Series B Shareholders’ Agreement:
•
grants our preferred shareholders specified registration rights with respect to our shares held by them;

•
obligates us to deliver periodic financial statements and other information to certain of the shareholders who are parties to the Series B Shareholders’ Agreement; and

•
provides for certain appointment rights with respect to our board of directors and the voting of shares in favor of specified transactions approved by our board of directors and the requisite majority of our shareholders.

The rights granted above will terminate upon the completion of this offering, except for the contemplated registration rights, which will be memorialised in a registration rights agreement that we intend to enter into prior to the completion of this offering. For more information regarding the registration rights to be provided in this agreement, please refer to the section titled “Description of Share Capital and Articles of Association — Registration Rights”.
Management Rights
In connection with our Series B preferred share financing, we also granted certain investors the right to appoint an observer to our board and have access to our books and records. These rights will terminate upon the completion of this offering.
Agreements with Our Executive Officers and Directors
We have entered into service agreements with our executive officers and with Professor Andrew Hopkins and Ben Taylor, our executive directors. See “Management — Compensation of Executive Officers and Directors”. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by our executive officers and our executive directors. However, the enforceability of the non-competition provisions may be limited under applicable law.
Indemnification Agreements
We intend to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering. Our articles of association to be adopted in connection with the consummation of this offering empower us to indemnify our directors and executive officers to the fullest extent permitted by applicable law. See “Management — Insurance and Indemnification”.

Related Person Transactions Policy
Prior to the completion of this offering, we expect to adopt a related person transaction policy. Our related person transaction policy will set forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we or any of our subsidiaries and any related person are, were or will be participants in which the amount involved exceeds $120,000 or which is unusual in its nature or conditions. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our Audit Committee, or, if Audit Committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Ethics, which we have adopted and will be effective in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of           , 2021 for:
•
each beneficial owner of 5% or more of our outstanding ordinary shares;

•
each of our directors and executive officers; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of           , 2021. Percentage ownership calculations are based on ordinary shares outstanding as of           , 2021, after giving effect to (i) the exchange by shareholders of Exscientia Limited for issued shares of Exscientia Holdings Limited of the same classes; and (ii) the completion of the other steps in our corporate reorganisation, which will occur prior to the completion of the offering as described elsewhere in this prospectus.
The percentage of ordinary shares beneficially owned after completion of this offering is based on        ordinary shares outstanding after this offering, including the         ordinary shares represented by ADSs to be issued in connection with this offering assuming no exercise of the underwriters’ option to purchase additional ADSs.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Exscientia Limited, The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE, United Kingdom. As of           , 2021, to our knowledge,           U.S. record holders held    % of our issued and outstanding ordinary shares.
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
		Before Offering	After Offering
5% or Greater Shareholders:
Evotec SE(1)
Softbank Group Corp.(2)
Novo Holdings A/S(3)
Entities affiliated with BlackRock, Inc.(4)
Celgene Corporation(5)
GT Healthcare Partners Fund III, L.P.(6)
Executive Officers and Directors:
Andrew Hopkins, DPhil, FRSE, FRSC(7)
Ben Taylor(8)
David Hallett, Ph.D.(9)
Garry Pairaudeau(10)
David Nicholson, Ph.D. (11)
Elizabeth Crain(12)
Robert Ghenchev(13)
Mario Polywka, Ph.D.(14)
Joanne Xu
All current directors and executive officers as a group (9 persons)

*
Represents beneficial ownership of less than one percent.

(1)
Consists of (i)           A Ordinary Shares held by Evotec SE, (ii)           ordinary shares issuable upon conversion of Series A Shares held by Evotec SE, (iii)           ordinary shares issuable upon conversion of Series B Shares held by Evotec SE, and (iv)           ordinary shares issuable upon conversion of Series C Shares held by Evotec SE. The beneficial owner of the shares is Evotec SE. The address of Evotec SE is Essener Bogen 7, 22419 Hamburg, Germany.

(2)
Consists of           ordinary shares issuable upon conversion of Series D1 Shares held by SVF II Excel (DE) LLC. The beneficial owner of the shares is SoftBank Group Corp. The address of SoftBank Group Corp. is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7529, Japan.

(3)
Consists of (i)           ordinary shares issuable upon conversion of Series C Shares held by Novo Holdings A/S and (ii)           ordinary shares issuable upon conversion of Series D1 Shares held by Novo Holdings A/S. The beneficial owner of the shares is Novo Holdings A/S. The address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(4)
The registered holders of the referenced shares are funds and accounts under management by subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055.

(5)
Consists of (i)           ordinary shares issuable upon conversion of Series B Shares held by Celgene Corporation, (ii)            ordinary shares issuable upon conversion of Series C Shares held by Celgene Corporation and (iii)            ordinary shares issuable upon conversion of Series D1 Shares held by Celgene Corporation. The beneficial owner of the shares is Celgene Corporation. The address of Celgene Corporation is Route 206 & Province Line Road, Princeton, NJ 08543-4000, United States.

(6)
Consists of (i)           ordinary shares issuable upon conversion of Series B Shares held by GT Healthcare Partners Fund III, L.P. and (ii)           ordinary shares issuable upon conversion of Series D1 Shares held by GT Healthcare Partners Fund III, L.P. Green Tomato Capital Limited owns 100% of the issued share capital of GT Healthcare GP III Ltd., and GT Healthcare GP III Ltd. is the general partner of GT Healthcare Partners Fund III, L.P. Mr. Au Chun Kwok Alan owns all of the issued share capital and is the director of Green Tomato Capital Limited, and he may be deemed to have indirect beneficial ownership of the shares held by GT Healthcare Partners Fund III, L.P.

(7)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

(8)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

(9)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

(10)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

(11)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

(12)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

(13)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

(14)
Consists of           ordinary shares and           ordinary shares issuable upon exercise of options that are exercisable within 60 days of           , 2021.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
Introduction
Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association and relevant provisions of the Companies Act, together with a summary of certain differences in corporate law in the United Kingdom and Delaware. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association to be in effect upon completion of this offering and applicable English law. Further, please note that holders of ADSs to be in effect upon completion of this offering will not be treated as one of our shareholders and will not have any shareholder rights.
It is envisaged that a new company with limited liability, which is expected to be named Exscientia Holdings Limited, will be incorporated under the laws of England and Wales with nominal assets and liabilities for the purpose of becoming the ultimate holding company of Exscientia Limited and consummating the corporate reorganisation described herein. Exscientia Limited was incorporated under the laws of Scotland in July 2012.
Corporate Reorganisation
Prior to the completion of this offering, we will undertake a corporate reorganisation pursuant to which a new company with limited liability incorporated under the laws of England and Wales, which we expect to be named Exscientia Holdings Limited, will acquire all the issued shares in Exscientia Limited in consideration for the issue by Exscientia Holdings Limited of newly issued shares of the same class, and with the same rights attaching thereto, of Exscientia Holdings Limited and, as a result, Exscientia Limited will become a wholly-owned subsidiary of Exscientia Holdings Limited. Following the Share Exchange, Exscientia Holdings Limited will incorporate a new wholly-owned subsidiary incorporated under the laws of England and Wales, expected to be called Exscientia (UK) Holdings Limited, that will acquire all the issued shares in Exscientia Limited from Exscientia Holdings Limited in consideration for the issue of additional shares in Exscientia (UK) Holdings Limited to Exscientia Holdings Limited and Exscientia (UK) Holdings Limited will become the direct holding company of Exscientia Limited.
Subsequently, Exscientia Holdings Limited will re-register as a public limited company and change its name to Exscientia plc. Immediately prior to completion of this offering, it is expected that Exscientia plc’s share capital will be reorganised such that it consists of a single class of ordinary shares. Please see the section titled “Corporate Reorganisation” for additional information.
Our registered office in the United Kingdom is located at The Schrödinger Building, Oxford Science Park, Oxford OX4 4GE, United Kingdom, and the telephone number of our registered office is +44 (0)1865 818941.
The issued share capital of Exscientia Limited is currently comprised of 77,700 A Ordinary Shares of £0.001 each, 1,735 B Ordinary Shares of £0.001 each, 10,123 Junior C Shares of £0.001 each, 30,255 Series A Shares of £0.001 each, 29,408 Series B Shares of £0.001 each, 57,295 Series C Shares of £0.001 each, 17,132 Series C1 Shares of £0.001 each and 88,634 Series D1 Shares of £0.001 each. Upon the closing of this offering, Exscientia plc will have         ordinary shares outstanding, including ordinary shares represented by ADSs.
Ordinary Shares
In accordance with our articles of association to be in effect upon the completion of this offering, the following summarises the rights of holders of our ordinary shares:
•
each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•
the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•
the holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

See also “— Articles of Association” below.
Options
As of June 30, 2021 there were options to purchase       ordinary shares outstanding with a weighted average exercise price of £         per ordinary share.
Register of Members
We are required by the Companies Act to keep a register of our shareholders. Under the laws of England and Wales, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar, .
Holders of our ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our register of members. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see the section titled “Description of American Depositary Shares” in this prospectus.
Under the Companies Act, we must enter an allotment of shares in our register of members as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the register of members to reflect the ordinary shares being sold in this offering, including updating the share register with the number of ordinary shares to be issued to the depositary upon the closing of this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.
We, any of our shareholders or any other affected person, may apply to the court for rectification of the register of members if:
•
the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•
there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Registration Rights
We, the holders of our Series A Shares, the holders of our Series B Shares, the holders of our Series C Shares, the holders of our Series C1 Shares, the holders of our Series D1 Shares, and certain holders of our ordinary shares entered into the Amended and Restated Shareholders’ Agreement, or the Shareholders’ Agreement, in April 2021 which provided that, among other things, certain holders of our Series A Shares, Series B Shares, Series C Shares, Series C1 Shares and Series D1 Shares (or the ordinary shares into which such shares are convertible) would benefit from registration rights in the event of an initial public offering. We have granted the following registration rights to such shareholders on a pro rata basis, subject to customary terms and conditions:
•
Demand Registration — following this offering, each holder shall be entitled to demand registration, by all holders who are party to the Shareholders’ Agreement. These demand registration rights may not be exercised more than twice.

•
Piggyback Registration — each holder shall be entitled to piggyback registration rights, subject, in the case of an underwritten offering, to customary reductions by the underwriter.

•
Expenses — We will pay all registration expenses relating to the exercise of the registration rights above, including the reasonable fees and expenses of one professional firm appointed to act on behalf of the participating holders up to a maximum of $60,000 in the aggregate.

Preemptive Rights
The laws of England and Wales generally provide shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders at a general meeting representing at least 75% of our ordinary shares present (in person or by proxy) and voting at that general meeting, to disapply these preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder resolution, if the disapplication is by shareholder resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years) to be effective.
We intend to obtain authority from our shareholders to disapply preemptive rights for the allotment of ordinary shares, including in connection with this offering. This disapplication will be effective for five years from the date the resolution is passed.
Articles of Association
Our articles of association will be effective subject to and conditional upon completion of this offering and listing of ADSs representing our ordinary shares on the Nasdaq. A summary of the terms of the articles of association is set out below. The summary below is not a complete copy of the terms of the articles of association.
The articles of association contain, among other things, provisions to the following effect:
Objects
The objects of the Company are unrestricted.
Share Rights
Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them any rights and restrictions as we may by ordinary resolution of the shareholders determine or, in the absence of any such determination, as our board of directors may determine.
Voting Rights
Subject to any rights or restrictions attached to any shares from time to time, the general voting rights attaching to shares are as follows:
•
any resolution put to the vote of a general meeting must be decided exclusively on a poll; on a poll, every shareholder who is present in person or by proxy or corporate representative shall have one vote for each share of which they are the holder. A shareholder entitled to more than one vote need not, if they vote, use all their votes or cast all the votes in the same way; and

•
if two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the share register.

Restrictions on Voting
No shareholder shall be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

The board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on their shares.
Dividends
We may, subject to the provisions of the Companies Act and the articles of association, by ordinary resolution of shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders, but no such dividend shall exceed the amount recommended by the board of directors.
The board of directors may from time to time pay shareholders such interim dividends as appears to the board to be justified by the profits available for distribution (including any dividends at a fixed rate). If the share capital is divided into different classes, the board of directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.
The board of directors may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from such shareholder to the Company on account of calls or otherwise in relation to the shares of the Company. Sums so deducted can be used to pay amounts owing to the Company in respect of the shares.
Subject to any special rights attaching to or the terms of issue of any share, no dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to us.
Dividends may be declared or paid in any currency and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.
The board of directors may, by ordinary resolution of the Company, direct (or in the case of an interim dividend may without the authority of an ordinary resolution direct) that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways.
Change of Control
There is no specific provision in our articles of association that would have the effect of delaying, deferring or preventing a change of control.
Distributions on Winding Up
On a winding up, the liquidator may, with the sanction of a special resolution of shareholders and any other sanction required by law, divide amongst the shareholders in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.
Variation of Rights
All or any of the rights and restrictions attached to any class of shares issued may be varied or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares, subject to the Companies Act and the terms of their issue. The Companies Act provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of not less than 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.
Alteration to Share Capital
We may, by ordinary resolution of shareholders, consolidate all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorised by the Companies Act. We may redeem or purchase all or any of our shares as described in “— Other English Law Considerations — Purchase of Own Shares”.
Allotment of Shares and Preemption Rights
Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as we may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as our board of directors may determine (including shares which are to be redeemed, or are liable to be redeemed at our option or the holder of such shares).
In accordance with section 551 of the Companies Act, the board of directors may be generally and unconditionally authorised to exercise for each prescribed period of up to five years all the powers of the Company to allot shares or grant rights to subscribe for or to convert any security into shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment.
We intend to obtain authority from our shareholders for our board of directors to allot ordinary shares, including in connection with this offering. If approved, this authority would be effective until 2026.
In certain circumstances, our shareholders may have statutory preemptive rights under the Companies Act in respect of the allotment of new shares as described in “— Preemptive Rights” and “— Differences in Corporate Law — Preemptive Rights” in this prospectus.
Transfer of Shares
Any shareholder holding shares in certificated form may transfer all or any of his shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the Companies Act and approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a share which is not fully paid up) the transferee.
All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.
The board of directors may, in its absolute discretion, decline to register any transfer of any share in certificated form unless:
•
it is for a share which is fully paid up;

•
it is for a share upon which the Company has no lien;

•
it is only for one class of share;

•
it is in favor of a single transferee or no more than four joint transferees;

•
it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board to be exempt from stamp duty (if this is required); and

•
it is delivered for registration to our registered office (or such other place as the board may determine), accompanied (except in the case of a transfer by a person to whom the Company is not required by law to issue a certificate and to whom a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

The board of directors may decline to register a transfer of uncertificated shares in any circumstances that are allowed or required by the Uncertificated Securities Regulations 2001 and the requirements of its relevant system.
If the board of directors declines to register a transfer it shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged, send to the transferee notice of the refusal, together with reasons for the refusal or, in the case of uncertified shares, notify such persons as may be required by the Uncertified Securities Regulations 2001 and the requirements of the relevant system concerned.
Our board of directors shall not refuse to register any transfer of partly paid shares in respect of which ADSs are admitted to Nasdaq on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.
Annual General Meetings
In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board sees fit, subject to the requirements of the Companies Act, as described in “— Differences in Corporate Law — Annual General Meeting” and “— Differences in Corporate Law — Notice of General Meetings” in this prospectus.
Notice of General Meetings
The arrangements for the calling of general meetings are described in “— Differences in Corporate Law — Notice of General Meetings” in this prospectus.
Quorum of General Meetings
No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.
Class Meetings
The provisions in our articles of association relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:
•
the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury); and

•
if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Number of Directors
We may not have less than two directors or more than fifteen directors on the board of directors. We may, by ordinary resolution of the shareholders, vary the minimum and/or maximum number of directors from time to time.

Appointment of Directors, Classification and Reappointment of Directors
Subject to our articles of association and the Companies Act, the company may by ordinary resolution appoint a person who is willing to act as a director and the board of directors shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors, provided the total number of directors shall not exceed the maximum number of fifteen.
Our articles of association provide that our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board and which will serve staggered three-year terms. At each annual general meeting, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual general meeting following election. Directors of the class retiring at the annual general meeting shall be eligible for re-appointment by ordinary resolution at such annual general meeting.
At every subsequent annual general meeting, any director who has been appointed by the board of directors since the last annual general meeting, must retire from office and may offer themselves for reappointment by the shareholders by ordinary resolution.
Directors’ Interests
The directors may authorise, to the fullest extent permitted by law, any matter or situation proposed to them which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director shall not, save as otherwise agreed by him, be accountable to us for any remuneration, profit or other benefit which he derives from any matter authorised by the directors or by the shareholders in general meeting and no contract shall be liable to be avoided on any such grounds.
Subject to the requirements under sections 175, 177 and 182 of the Companies Act, a director who is any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with us shall declare the nature of his interest at a meeting of the directors.
A director shall not vote in respect of any transactions or, arrangement with the Company in which he has an interest and which may reasonably be regarded as likely to give rise to a conflict of interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.
A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:
•
the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of our company or any of our subsidiary undertakings;

•
the giving of any guarantee, security or indemnity in respect of a debt or obligation of our company or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•
any proposal or contract relating to an offer of securities of or by our company or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•
any arrangement involving any other company if the director (together with any person connected with him) has an interest of any kind in that company (including an interest by holding any position in that company or by being a member of that company), unless he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company;

•
any arrangement for the benefit of employees of our company or any of our subsidiary undertakings which only gives him benefits which are also generally given to employees to whom the arrangement relates;

•
any contract relating to insurance which our company is to buy or renew for the benefit of the directors or a group of people which includes directors; and

•
a contract relating to a pension, superannuation or similar scheme or a retirement, death, disability benefits scheme or employees’ share scheme which gives the director benefits which are also generally given to the employees to whom the scheme relates. If a question arises at a meeting of the board or of a committee of the board as to the right of a director to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be determined by the Chairman and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed. If the question arises about the Chairman, the question must be directed to the directors. The Chairman cannot vote on the question but can be counted in the quorum. The directors’ resolution about the chairman is final and conclusive, unless the nature and extent of the Chairman’s interests have not been fairly disclosed to the directors.

Directors’ Fees and Remuneration
Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board (or for the avoidance of doubt any duly authorised committee of the board) provided that the aggregate of all such fees so paid to directors shall not exceed £          per annum, or such higher amount as may from time to time be determined by ordinary resolution of the shareholders.
Each director may be paid his reasonable travelling, hotel and other expenses of attending and returning from meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures and shall be paid all expenses properly incurred by him in the conduct of the Company’s business.
Any director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of our company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commissions, participation in profits or otherwise as the directors may determine.
Borrowing Powers
Subject to our articles of association and the Companies Act, the board of directors may exercise all the powers to borrow money, provide any indemnity or guarantee, and to mortgage or charge our undertaking, property and assets (present or future) and uncalled capital or any part thereof, to create and issue debentures and other securities and to give security, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.
Indemnity
Every director or other office of our group may be indemnified against all costs, charges, expenses, losses and liabilities sustained or incurred by them in connection with that director’s or officer’s duties or powers in relation to the Company or other members of our group. See also “Indemnification of directors and officers” in Part II below.
Other Relevant English Law Considerations
Mandatory Bid
We believe that, at the date of this prospectus, our place of central management and control is not, and is not expected to be, in the United Kingdom (or the Channel Islands or the Isle of Man) for the

purposes of the jurisdictional criteria of the Takeover Code. Accordingly, we believe that upon re-registration as a public company we will not be subject to the Takeover Code and, as a result, our shareholders will not be entitled to benefit from certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids (a summary of which is set out below). In the event that this changes, or if the interpretation or application of the Takeover Code by the Takeover Panel changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside the United Kingdom), the Takeover Code may apply to us in the future.
Under the Takeover Code, where:
•
any person, together with persons acting in concert with him, acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which he is already interested, and in which persons acting in concert with him are interested) carry 30% or more of the voting rights of a company; or

•
any person who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable; the Takeover Panel should be consulted in advance in such cases.
An offer under Rule 9 of the Takeover Code must be in cash and at the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with him during the 12 months prior to the announcement of the offer.
Under the Takeover Code, a “concert party” arises where persons acting together pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) actively cooperate, through the acquisition by them of an interest in shares in a company, to obtain or consolidate control of the company. “Control” means holding, or aggregate holdings, of an interest in shares carrying 30% or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.
Mandatory Purchases and Acquisitions
Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.
Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner or if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, within the period of six months beginning with the date of the offer. The squeeze out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out
The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (1) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (2) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.
Disclosure of Interest in Shares
Pursuant to Part 22 of the Companies Act and our articles of association, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.
Under our articles of association, if a person defaults in supplying us with the required particulars in relation to the shares in question, or default shares, within the prescribed period, the directors may by notice direct that:
•
in respect of the default shares, the relevant shareholder shall not be entitled to vote (either in person or by representative or proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and

•
where the default shares represent at least 0.25% in nominal value of the issued shares of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and/or (b) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder himself is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares).

Purchase of Own Shares
Under the laws of England and Wales, a public limited company may only purchase its own shares out of the distributable profits of the Company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act and provided that they are not restricted from doing so by their articles of association. A public limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the Company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.
Any such purchase will be either a “market purchase” or “off market purchase”, each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognised investment exchange” (other than an overseas exchange) as defined in the U.K. Financial Services and Markets Act 2000, as amended, or FSMA. An “off market purchase” is a purchase that is not made on a “recognised investment exchange”. Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase”, a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase”, the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy-back by a company of its shares will give rise to U.K. stamp duty reserve tax and stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty reserve tax or stamp duty will be paid by the company. The charge to U.K. stamp duty reserve tax will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for U.K. stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the U.K. stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from U.K. stamp duty.
Nasdaq is an “overseas exchange” for the purposes of the Companies Act and does not fall within the definition of a “recognised investment exchange” for the purposes of FSMA and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases”.
Our articles of association do not have conditions governing changes to our capital which are more stringent than those required by law.
Distributions and Dividends
Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.
It is not sufficient that we, as a public limited company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public limited company can only make a distribution:
•
if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•
if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

Shareholder Rights
Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register. If a person who holds their ADSs in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ADSs from the settlement system operated by DTC and become the registered holder of the shares in our share register. A withdrawal of shares from DTC may have tax implications.
Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to nonresident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the articles of association on the right of non-residents to hold or vote shares.

Differences in Corporate Law
The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.
	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the Company, provided 28 clear days’ notice of the resolution has been given to the Company and its shareholders. On receipt of notice of an intended resolution to remove a director, the Company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the. Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Vacancies on the Board of Directors	Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to

	England and Wales	Delaware
	director must be voted on individually unless a resolution has first been unanimously passed confirming that a single resolution appointing two or more directors may be tabled at that meeting.	elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.
General Meeting
Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.
Shareholders holding at least 5% of the paid-up capital of the Company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorised by the certificate of incorporation or by the bylaws.
Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

	England and Wales	Delaware
(that is not a “traded company”, as such term is defined in Part 13 of the Companies Act) may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.
Quorum	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorised representative under the Companies Act) shall constitute a quorum for companies with more than one shareholder.	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.
Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Preemptive Rights	Under the Companies Act, “equity securities”, being (1) shares in the Company other than shares that, with respect to	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or

	England and Wales	Delaware
	dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares”, or (2) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the Company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorise the issuance of stock. It may authorise capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgement of the directors as to the value of such consideration is conclusive.
Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the Company is void.
Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
•
any breach of the director’s

	England and Wales	Delaware
Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the Company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the Company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the Company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the Company or an associated company or criminal proceedings in which he is convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).
duty of loyalty to the corporation or its stockholders;
•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•
any transaction from which the director derives an improper personal benefit.

Voting Rights	Under the laws of England and Wales, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or our articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the Company conferring a right to vote on the resolution	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

(excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.
Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions
The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations, or takeovers. These arrangements require:
•
the approval at a shareholders’ or creditors’

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•
the approval of the board of directors; and

•
approval by the vote of the

	England and Wales	Delaware

meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and
•
the approval of the court.

holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors
Under the laws of England and Wales, a director owes various statutory and fiduciary duties to the Company, including:
•
to act in the way he considers, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole;

•
to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the Company;

•
to act in accordance with our constitution and only exercise his powers for the purposes for which they are conferred;

•
to exercise independent judgement;

•
to exercise reasonable care, skill and diligence;

•
not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•
a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the Company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.

	England and Wales	Delaware

However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.
In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Stockholder Suits	Under the laws of England and Wales, generally, the Company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the Company or where there is an irregularity in the Company’s internal management. Notwithstanding this general position, the Companies Act provides that (1) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the Company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (2) a shareholder may bring a claim for a court order where our affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•
state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•
allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•
state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Securities Exchange Listing
We intend to apply to list our ADSs on the Nasdaq Global Select Market under the symbol “EXAI”.
Registrar of Shares; Depositary for ADSs
Our register of members is maintained by         . The share register reflects only registered holders of our ordinary shares. Our ordinary shares are not listed for trading on any securities exchange and we do not plan to list our ordinary shares on any securities exchange.
Holders of ADSs representing our ordinary shares are not treated as our shareholders and their names will therefore not be entered in our share register.          has agreed to act as the depositary for the ADSs representing our ordinary shares and the custodian for ordinary shares represented by ADSs will be         . Holders of ADSs representing our ordinary shares have a right to receive the ordinary shares underlying such ADSs. For discussion on ADSs representing our ordinary shares and rights of ADS holders, see the section titled “Description of American Depositary Shares”.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
           , or           , has agreed to act as the depositary for the ADSs representing our ordinary shares.                 depositary offices are located at           . ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is           .
We have appointed                 as depositary pursuant to a deposit agreement. The form of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to registration number 333-           when retrieving such copy.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarised and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,           ordinary shares that are on deposit with the depositary or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs and ADSs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. None of the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations. You agree to comply with information requests from us pursuant to applicable laws, stock exchange rules and our articles of association. We may restrict transfers of ADSs and take other actions necessary to comply with any applicable ownership restrictions.

The manner in which you own the ADSs (e.g., in a brokerage account versus as a registered holder, or as a holder of certificated versus uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you.
As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs, you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC, which nominee will be the only “holder” of such ADSs for purposes of the deposit agreement and any applicable ADR. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Other Distributions
As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.
Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other represented by ADSs.
The depositary will not distribute the rights to you if:
•
we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•
we fail to deliver satisfactory documents to the depositary; or

•
it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will not distribute the property to you and will sell the property if:
•
we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•
we do not deliver satisfactory documents to the depositary; or

•
the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal value, sub-division, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalisation, reorganisation, merger, consolidation or sale of assets of our company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Ordinary Shares
After the completion of the U.S. offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus
After the completion of this offering, the depositary may also create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian and provide such documentation as may be required pursuant to the deposit agreement. Your ability to deposit ordinary shares and receive ADSs may be limited by legal considerations under the laws of the United States and England and Wales applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:
•
the ordinary shares are duly authorised, validly allotted and issued, fully paid, not subject to any call for the payment of further capital and legally obtained;

•
all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived, disapplied or exercised;

•
you are duly authorised to deposit the ordinary shares;

•
the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•
the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
•
ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•
provide such proof of identity and genuineness of signatures, and of such other matters contemplated in the deposit agreement, as the depositary deems appropriate;

•
comply with applicable laws and regulations, including regulations imposed by us and the depositary consistent with the deposit agreement, the ADR and applicable law;

•
provide any transfer stamps required by the State of New York or the United States; and

•
pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Ordinary Shares Upon Cancellation of ADSs
As a holder of ADSs, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by legal considerations under the laws of the United States and England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:
•
temporary delays that may arise because (1) the transfer books for the ordinary shares or ADSs are closed, or (2) ordinary shares are immobilised on account of a shareholders’ meeting or a payment of dividends;

•
obligations to pay fees, taxes and similar charges; or

•
restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section titled “Description of Share Capital and Articles of Association” in this prospectus.
At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.
If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:
•
In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•
In the event of voting by poll, the depositary will vote (or cause the custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Note that our articles of association currently provide for all resolutions to be decided as a poll, not a show of hands. The depositary will not join in demanding a vote by poll.

Securities for which no voting instructions have been received will not be voted (except (a) if voting is by show of hands, in which case the depositary will vote all deposited securities in accordance with voting instructions received from a majority of holders who provided voting instructions, and (b) as otherwise contemplated herein). If voting is by poll and the depositary does not receive timely voting instructions from a holder of ADSs, such holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the deposited securities represented by such ADSs in any manner such person wishes, which may not be in your best interests; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (a) we do not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of deposited securities may be adversely affected. Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:
Service	Fee
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares	Up to $ per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to $ per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $ per ADS held
Distribution of ADSs pursuant to (i) share dividends or other distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $ per ADS held
ADS services	Up to $ per ADS held on the applicable record date(s) established by the depositary
As an ADS holder, you will also be responsible to pay certain charges such as:
•
taxes (including applicable interest and penalties) and other governmental charges;

•
the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
certain cable, telex and facsimile transmission and delivery expenses;

•
the expenses and charges incurred by the depositary in the conversion of foreign currency;

•
the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•
the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.
In the event of refusal to pay the depositary fees or charges, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees and charges from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of this offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADSs, by making available a portion of the ADS fees charged in respect of the ADSs or otherwise, upon such terms and conditions as we and the depositary agree from time to time.
Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders of ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary to terminate the deposit agreement subject to certain conditions. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to ADS holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with the termination of the deposit agreement, the depositary may, but shall not be obligated to, independently and without the need for any action by us, make available to holders of ADSs a means to withdraw the ordinary shares and other deposited securities represented by their ADSs and to direct the deposit of such ordinary shares and other deposited securities into an unsponsored American depositary shares programme established by the depositary, upon such terms and conditions as the depositary may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the unsponsored American depositary shares programme under the Securities Act, and to receipt by the depositary of payment of the applicable fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.
Books of Depositary
The depositary maintains ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary maintains in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Transmission of Notices, Reports and Proxy Soliciting Material
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
•
We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•
The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary disclaims any liability for any failure to accurately determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice or for any act or omission of or information provided by DTC or any DTC participant.

•
The depositary shall not be liable for acts or omissions of any successor depositary in connection with any matter arising wholly after the resignation or removal of the depositary.

•
We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•
We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, including regulations of any stock exchange or by reason of present or future provisions of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our or the depositary’s control.
•
We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•
We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorised representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•
We and the depositary also disclaim liability for the inability by any ADS holder or beneficiary owner to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•
We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•
We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•
We and the depositary disclaim liability arising out of losses, liabilities, taxes, charges or expenses resulting from the manner in which a holder or beneficial owner of ADSs holds ADSs, including resulting from holding ADSs through a brokerage account.

•
No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions
Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker / dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker / dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions”, and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate, such limit being subject to change or disregard in the depositary’s discretion) and imposes a number of conditions on such transactions (e.g., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions. The depositary does not intend to authorise pre-release transactions except in extraordinary circumstances.
Taxes
As a Holder or Beneficial Owner of ADSs, you will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs as provided for in the deposit agreement. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by Holders and Beneficial Owners (as defined in the deposit agreement) of ADSs and may sell any and all property on deposit to pay the taxes and governmental charges payable by ADS holders. As a Holder or Beneficial Owner of ADSs, you will be liable for any deficiency if the sale proceeds do not cover the taxes that are due. Notwithstanding the foregoing, we expect to bear the cost of stamp duty or stamp duty reserve tax, if any, payable in respect of the issue of ordinary shares to the depositary in this offering.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable Holder or Beneficial Owner (as defined in the deposit agreement) of ADSs. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfil legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take any of the following actions in its discretion:
•
Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the ADS holders for whom the conversion and distribution is lawful and practical.

•
Distribute the foreign currency to ADS holders for whom the distribution is lawful and practical.

•
Hold the foreign currency (without liability for interest) for the applicable ADS holders.

Governing Law / Waiver of Jury Trial
The deposit agreement and the ADRs and ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU WAIVE IRREVOCABLY YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADSs AGAINST US AND/OR THE DEPOSITARY.

ORDINARY SHARES AND ADS’S ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our ordinary shares or ADSs.
Future sales of ordinary shares and ADSs in the public market after this offering, and the availability of ordinary shares and ADSs for future sale, could adversely affect the market price of the ordinary shares and ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after this offering due to contractual restrictions on transfers. There may be sales of substantial amounts of our ADSs in the public market after such restrictions lapse. Sales of substantial amounts of ADSs, or the perception that these sales could occur, could adversely affect prevailing market prices for ordinary shares and ADSs and could impair our ability to raise equity capital in the future.
Based on the number of ordinary shares outstanding as of June 30, 2021, and assuming (i) no exercise of the underwriters’ option to purchase additional ADSs, and (ii) no exercise of any of our outstanding options, we will have outstanding an aggregate of          ordinary shares, including ordinary shares represented by ADSs, following this offering. All of the ADSs to be sold in this offering and any ADSs sold upon exercise of the underwriters’ option to purchase additional ADSs, will be freely tradable in the U.S. public market without restriction or further registration under the Securities Act, unless the ADSs are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, subject, in each case, to the terms of the lock-up agreements referred to below or the resale restrictions provided for in Rule 144 of the Securities Act, as applicable. The number of ADSs available for sale immediately after this offering will be the number sold in this offering less any ADSs held by our directors, officers and certain shareholders are subject to lock-up agreements through 180 days after the date of this prospectus.
Lock-up Agreements
In connection with this offering, all of our directors and executive officers and substantially all of our existing shareholders have agreed, subject to limited exceptions, with the underwriters not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, ordinary shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. See “Underwriting”. Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the ADSs and ordinary shares that are held by these parties as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Rule 144
In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:
•
the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•
we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•
we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.
Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
•
1% of the number of ordinary shares then outstanding, being represented by ADSs or otherwise, which will equal approximately                 ordinary shares immediately after the closing of this offering based on the number of ordinary shares outstanding as of           , 2021; or

•
the average weekly trading volume of our ADSs on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Form S-8 Registration Statements
As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares subject to outstanding stock options or reserved for issuance under our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.
Regulation S
Regulation S under the Securities Act, or Regulation S, provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold outside the United States without registration in the United States being required.
In addition, Regulation S provides that any shares sold by us outside the United States pursuant thereto may be freely resold into the United States as long as we were a foreign private issuer at the time of the issuance, subject to limitations on affiliate resales and contractual lock-up agreements.

MATERIAL TAX CONSIDERATIONS
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local and non-U.S. tax consequences, estate and gift tax consequences, alternative minimum tax consequences, special accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
banks, insurance companies and certain other financial institutions;

•
pension plans;

•
cooperatives;

•
U.S. expatriates and certain former citizens or long-term residents of the United States;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle”, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•
persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•
brokers, dealers or traders in securities, commodities or currencies;

•
tax-exempt entities (including private foundations) or government organisations;

•
S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•
regulated investment companies or real estate investment trusts;

•
persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons that own or are deemed to own ten percent or more of our shares (by vote or value); and

•
persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.
The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is:

(1)
an individual who is a citizen or resident of the United States;

(2)
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state therein or the District of Columbia;

(3)
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will generally be recognised upon an exchange of ADSs for ordinary shares.
Passive Foreign Investment Company rules
Under the Code, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, certain gains from the sale or exchange of investment property and certain rents and royalties, and cash and cash-equivalents are generally passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income, respectively, of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.
Based on our analysis of our activities and current estimates (and not fully audited financials) of our income and assets, we believe that we were not a PFIC for our most recently completed taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for our current and future taxable years, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If our market capitalisation declines while we hold a substantial amount of cash and cash-equivalents for any taxable year, we may be a PFIC for that taxable year. Furthermore, under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering, including this offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot provide any assurances that we will not be a PFIC for the current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status.
If we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years during which such U.S. Holder owns our ordinary shares or ADSs, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and such U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of our ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are a PFIC and cease to be a PFIC and such election becomes available.
For each taxable year that we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives from us and any gain such U.S. Holder recognises from a sale or other disposition (including a pledge) of our ordinary shares or ADSs, unless (i) such U.S. Holder makes a “qualified electing fund” election, or QEF Election (as discussed below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (ii) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•
the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the taxable year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realised on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.
If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that also are PFICs (“lower-tier PFICs”), as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to lower-tier PFICs.
We do not currently expect to provide information that would allow a U.S. Holder to make a “QEF” election in the event that we or any of our subsidiaries are classified as a PFIC and, therefore, U.S. Holders should assume such election will not be available if we or any of our subsidiaries are a PFIC.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock”. Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as one of their principal purposes meeting this requirement will be disregarded. Our ADSs (but not ordinary shares) will be listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on the Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders of our ADSs if we are a PFIC. Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to our ordinary shares or ADSs.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs in any year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ordinary shares or ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock”. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report may result in substantial penalties and extend the statute of limitations with respect to the U.S. Holder’s federal income tax return. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.
Taxation of distributions
Subject to the discussion above under “Passive Foreign Investment Company rules”, distributions paid on ordinary shares or ADSs, other than certain distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, including conditions relating to holding period and the absence of certain risk reduction transactions, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” received from a “qualified foreign corporation”. A non-U.S. corporation will generally be considered a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty), or (ii) with respect to any dividend it pays on ordinary shares or ADSs which are readily tradable on an established securities market in the United States. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognise foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.
Sale or other taxable disposition of ordinary shares and ADSs
Subject to the discussion above under “Passive Foreign Investment Company rules”, gain or loss realised on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realised on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realised will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. Holder will determine the U.S. dollar value of the amount realised in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realised using the spot rate on the settlement date, the U.S. Holder will recognise foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realised on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Information reporting and backup withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Information with respect to foreign financial assets
Certain U.S. Holders who are individuals and certain closely-held entities may be required to report information relating to our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by financial institutions, in which case the accounts themselves may have to be reported if maintained by non-U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if such U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of such U.S. Holder to which the information relates may not close until three years after such information is fled. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

U.K. Taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding and disposing of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding or disposing of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “U.S. Federal Income Taxation”.
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•
persons who are connected with the company;

•
financial institutions;

•
insurance companies;

•
charities or tax-exempt organisations;

•
collective investment schemes;

•
pension schemes;

•
market makers, intermediaries, brokers or dealers in securities;

•
persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•
individuals who are subject to U.K. taxation on a remittance basis.

The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
Dividends
Withholding Tax
Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax
An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.
Corporation Tax
A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, but with the main rate announced to increase to 25% with effect from April 1, 2023).
Chargeable Gains
A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%, but announced to increase to 25% with effect from April 1, 2023) would apply.
A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realised (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our ordinary shares or ADSs wherever resident; however, it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers, or intermediaries.
Issue of Shares
No U.K. stamp duty or stamp duty reserve tax, or SDRT, is generally payable on the issue of the underlying ordinary shares in the company.
Transfers of Shares
An unconditional agreement to transfer ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC. However, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of share capital.
Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system.
Issue of ADSs
No U.K. stamp duty or SDRT is payable on the issue of ADSs in the company.
Transfers of ADSs
No SDRT should be required to be paid on a paperless transfer of ADSs through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer.
No U.K. stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. are the representatives of the underwriters.
Underwriters	Number of ADSs
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc
Total
The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional         ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional ADSs.
Paid by us
	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$
ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $      per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our ordinary shares have agreed with the underwriters, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives, not to:
•
offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any ordinary shares or ADSs (including such securities of Exscientia Limited), or any options or warrants to purchase any ordinary shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares or ADSs, including without limitation any such ordinary shares, ADSs, options, warrants or other securities now owned or hereafter acquired by the undersigned;

•
engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any ordinary shares, ADSs, options, warrants or other securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise; or
•
otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

In addition, we and each such holder of our ordinary shares agrees that, without the prior written consent of the representatives, we or such other holder will not, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.
The restrictions described in the preceding paragraphs do not apply to certain transfers, dispositions or transactions, including:
•
as a bona fide gift or gifts or charitable contribution, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein;

•
to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value;

•
with the prior written consent of the representatives on behalf of the underwriters;

•
by will or intestacy, provided that the transferee agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value;

•
to any corporation, partnership limited liability company or other business entity, all of the beneficial ownership interests of which, in each such case, are held by the undersigned or any member of the undersigned’s immediate family, provided that the transferee agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value;

•
by operation of law, including pursuant to a domestic order or negotiated divorce settlement, provided that the transferee agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value;

•
(A) the exercise of options or other similar awards or the vesting or settlement of awards granted pursuant to our equity incentive plans as described in the prospectus (including the delivery and receipt of ordinary shares or ADSs (including such securities of Exscientia Limited), other awards or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs in connection with such exercise, vesting or settlement), or (B) the transfer or disposition of ordinary shares or ADSs or any securities convertible into ordinary shares or ADSs by the undersigned to us (or the purchase and cancellation of same by us) upon a vesting or settlement event of our securities or upon the exercise of options to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options pursuant to our share option plan, equity incentive plan, share purchase plan or other equity incentive arrangement as described in the prospectus, provided that the ordinary shares or ADSs received upon exercise or settlement of the option are subject to these restrictions;

•
by surrender or forfeiture to us to satisfy (A) tax withholding obligations upon exercise or vesting or (B) the exercise price upon a cashless net exercise, in each case, of share options, restricted shares, other equity awards, warrants or other rights to acquire ordinary shares or ADSs that have been described in the prospectus relating to this offering;

•
to us pursuant to any contractual arrangement in effect on this date and described in the prospectus that provides for the repurchase of the undersigned’s ordinary shares or ADSs by us in connection with the termination of the undersigned’s employment or other service relationship with us or the undersigned’s failure to meet certain conditions set out upon receipt of such ordinary shares or ADSs;

•
in connection with the corporate reorganisation, pursuant to which (1) a new company with limited liability, which is expected to be named Exscientia Holdings Limited, will be incorporated under the laws of England and Wales and will acquire all of the issued shares of Exscientia Limited in a share for share exchange, or the Share Exchange, (2) following which, Exscientia Holdings Limited will incorporate a new wholly-owned subsidiary under the laws of England and Wales, expected to be called Exscientia (UK) Holdings Limited, that will acquire all the issued shares of Exscientia Limited from Exscientia Holdings Limited in consideration for the issue of additional shares in Exscientia (UK) Holdings Limited to Exscientia Holdings Limited and (3) following which, Exscientia Holdings Limited will re-register as a public company and change its name to Exscientia plc, and consummated before, or at the same time as, the closing of this offering;

•
acquired in this offering, or in open market transactions following this offering, unless the undersigned is an officer or director;

•
as part of a distribution, transfer or disposition without consideration by the undersigned to its limited or general partners, members, stockholders, subsidiaries or affiliates (as defined under Rule 12b-2 of the Exchange Act), provided that the transferee agrees to be bound in writing by these restrictions and that there shall be no further transfer of such ordinary shares or ADSs except in accordance with these restrictions, and provided further that any such transfer shall not involve a disposition for value;

•
in connection with the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that (A) no public filing or report regarding the establishment of such plan during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus shall be required or shall be made voluntarily by or on behalf of any party and (B) no sale or other transfer of ordinary shares or ADSs pursuant to such plan may occur during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus;

•
pursuant to a bona fide third-party tender offer, merger, takeover offer, consolidation, scheme of arrangement or other similar transaction approved by our board of directors and made with or offered to all holders of the our ordinary shares or ADSs resulting in a change in the ownership of 90% of our voting capital stock that is made or offered after this offering, or a Change of Control, provided that, in the event that such Change of Control is not completed, the undersigned’s ordinary shares or ADSs shall remain subject to the restrictions contained herein and title to the undersigned’s ordinary shares or ADSs shall remain with the undersigned; and

•
through the deposit of ordinary shares with our ADS depositary in exchange for the issuance of ADSs, or the cancellation of ADSs and withdrawal of underlying ordinary shares; provided that such ordinary shares or ADSs held by the undersigned shall remain subject to these restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “EXAI”.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market.      In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilise, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

The address of Goldman Sachs & Co. LLC is 200 West Street, New York, New York 10282-2198, the address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, the address of BofA Securities, Inc. is One Bryant Park, New York, New York 10036 and the address of Barclays Capital Inc. is 745 Seventh Avenue, New York, New York 10019.
European Economic Area
In relation to each Member State of the European Economic Area (each a Relevant State), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Securities shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the securities shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order”, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organised under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

EXPENSES OF THIS OFFERING
Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.
Expense	Amount
SEC registration fee	*
Nasdaq initial listing fee	*
FINRA filing fee	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous fees and expenses	*
Total	*

*
To be completed by amendment.

LEGAL MATTERS
The validity of the ADSs being offered by this prospectus and certain other matters of English law will be passed upon for us by Cooley (UK) LLP and certain other matters of U.S. federal law will be passed upon for us by Cooley LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Goodwin Procter LLP, with respect to U.S. federal law, and Goodwin Procter (UK) LLP with respect to English law.
EXPERTS
The financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales. The registered address of PricewaterhouseCoopers LLP is 3 Forbury Place, 23 Forbury Road, Reading RG1 3JH, United Kingdom.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
At the time of this offering, we expect to be incorporated and existing under the laws of England and Wales. In addition, certain of our directors and officers currently do and will continue to reside outside of the United States and most of the assets of our non-U.S. subsidiaries are and will be located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgements obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.
In addition, uncertainty exists as to whether the courts of England and Wales would:
•
recognise or enforce judgements of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Cooley (UK) LLP and Cooley LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgements of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgement for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Cooley (UK) LLP and Cooley LLP that any final and conclusive monetary judgement for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:
•
the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•
England and Wales courts had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•
the U.S. judgement was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

•
the judgement given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•
the judgement was not procured by fraud;

•
the judgement was not obtained following a breach of a jurisdictional or arbitrational clause, unless with the agreement of the defendant as the defendant’s subsequent submission to the jurisdiction of the court;

•
recognition or enforcement of the judgement in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•
the proceedings pursuant to which judgement was obtained were not contrary to natural justice;

•
the U.S. judgement was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgement based on measures designated by the Secretary of State under Section 1 of that Act;

•
there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

•
the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgement based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.
Subject to the foregoing, investors may be able to enforce in England and Wales judgements in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgements will be recognised or enforceable in England and Wales.
If an English court gives judgement for the sum payable under a U.S. judgement, the English judgement will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgement or to enforce that judgement if the judgement debtor is or becomes subject to any insolvency or similar proceedings, or if the judgement debtor has any set-off or counterclaim against the judgement creditor. Also note that, in any enforcement proceedings, the judgement debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ADSs offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov. We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters, on the Investors page of our website, www.exscientia.ai. The reference to our website address does not constitute incorporation by reference of the information contained on or available through our website, and you should not consider it to be a part of this prospectus.
Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary will, if we so request, mail to all registered holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary from us or will make available to all registered holders of ADSs such notices and all such other reports and communications received by the depositary from us.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Exscientia Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Exscientia Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss and other comprehensive loss, changes in equity and cashflows for the years then ended , including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Reading, UK
June 21, 2021
We have served as the Company's auditor since 2019.

Exscientia Limited
Consolidated Statement of Loss and Other Comprehensive Loss
for the years ended December 31, 2020 and 2019
	Note	December 31, 2020	December 31, 2019
		£’000	£’000
Revenue	5	9,672	9,107
Cost of Sales		(14,226)	(5,634)
Gross (loss)/profit		(4,554)	3,473
Research and development expenses		(10,917)	(6,671)
General administrative expenses		(8,923)	(5,512)
Other income	6	1,205	534
Operating loss	7	(23,189)	(8,176)
Finance income	8	110	272
Finance expenses	9	(89)	(50)
Share of loss of joint venture	16	(1,211)	(90)
Loss before taxation		(24,379)	(8,044)
Income tax benefit	12	2,096	1,727
Loss for the year		(22,283)	(6,317)
Other comprehensive loss:
Items that may be reclassified to profit or loss
Foreign currency loss on translation of foreign operations		(103)	(8)
Total other comprehensive loss for the year, net tax		(103)	(8)
Total comprehensive loss for the year		(22,386)	(6,325)
Basic and diluted loss per share	13	(0.22)	(0.64)
The accompanying accounting policies and notes form an integral part of these financial statements.
The notes on pages F-7 to F-40 form part of these financial statements

Exscientia Limited
Registered number: SC428761
Consolidated Statement of Financial Position
as at December 31, 2020 and 2019
	Note	December 31, 2020	December 31, 2019
		£’000	£’000
ASSETS
Non-current assets
Goodwill	14	173	173
Intangible assets	14	139	159
Property, plant and equipment, net	15	4,619	2,247
Investment in joint venture	16	123	360
Right-of-use assets	17	3,735	929
Total non-current assets		8,789	3,868
Current assets
Trade receivables		446	1,995
Other receivables and contract assets	18	2,718	856
Current tax assets		3,187	3,296
Cash and cash equivalents	19	62,584	31,454
Total current assets		68,935	37,601
Total assets		77,724	41,469
EQUITY AND LIABILITIES
Capital and reserves
Share capital	24	—	—
Share premium	26	89,099	32,318
Foreign exchange reserve	26	(111)	(8)
Share-based payment reserve	28	3,589	1,884
Accumulated losses	26	(34,054)	(12,140)
Total equity attributable to owners of the parent		58,523	22,054
LIABILITIES
Non-current liabilities
Contract liabilities	20	1,265	2,507
Lease liabilities	17	2,761	885
Provisions	22	535	—
Total non-current liabilities		4,561	3,392
Current liabilities
Trade payables		3,333	2,214
Other payables	21	1,589	1,002
Contract liabilities	20	9,041	12,580
Lease liabilities	17	677	227
Total current liabilities		14,640	16,023
Total liabilities		19,201	19,415
Total equity and liabilities		77,724	41,469
The accompanying accounting policies and notes form an integral part of these financial statements.
The notes on pages F-7 to F-40 form part of these financial statements

Exscientia Limited
Consolidated Statement of Changes in Equity
for the years ended December 31, 2020 and 2019
	Share capital	Share premium	Foreign exchange reserve	Share-based payment reserve	Accumulated losses	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2019	—	32,303	—	1,680	(6,330)	27,653
Loss for the year	—	—	—	—	(6,317)	(6,317)
Foreign exchange loss on translation of subsidiaries	—	—	(8)	—	—	(8)
Total comprehensive loss for the year	—	—	(8)	—	(6,317)	(6,325)
Share-based payment charge	—	—	—	711	—	711
Issue of share capital	—	15	—	—	—	15
Exercise of share options	—	—	—	(507)	507	—
As at December 31, 2019	—	32,318	(8)	1,884	(12,140)	22,054
Loss for the year	—	—	—	—	(22,283)	(22,283)
Foreign exchange loss on translation of subsidiaries	—	—	(103)	—	—	(103)
Total comprehensive loss for the year	—	—	(103)	—	(22,283)	(22,386)
Share-based payment charge	—	—	—	2,074	—	2,074
Issue of share capital, net of transaction costs	—	56,770	—	—	—	56,770
Exercise of share options	—	11	—	(369)	369	11
As at December 31, 2020	—	89,099	(111)	3,589	(34,054)	58,523
The notes on pages F-7 to F-40 form part of these financial statements

Exscientia Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2020 and 2019
	Note	December 31, 2020	December 31, 2019
		£’000	£’000
Operating activities
Loss before tax		(24,379)	(8,044)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	17	439	185
Depreciation of other tangible fixed assets	15	603	370
Amortisation of intangible assets	14	23	19
Sales for non-cash consideration		—	(140)
Loss recognised from joint venture	16	1,211	90
Finance income	8	(110)	(272)
Finance expenses	9	89	50
R&D tax credits		(1,008)	(534)
Share based compensation expenses		2,074	711
Foreign currency movement		(6)	—
Changes in working capital:
Decrease/ (Increase) in trade receivables		1,549	(1,983)
(Increase)/ Decrease in other receivables and contract assets		(1,862)	962
(Decrease)/Increase in contract liabilities		(4,781)	15,087
Increase / (Decrease) in trade payables		1,056	(47)
Increase in other payables		345	185
Interest received		110	272
Interest paid		—	—
Income taxes received		3,214	114
Net cash flows (used in)/from operating activities		(21,433)	7,025
Investing activities
Purchase of property, plant and equipment		(2,364)	(1,527)
Purchase of intangible assets	14	(3)	(172)
Additional investment in joint venture	16, 21	(1,378)	—
Net cash flows (used in) investing activities		(3,745)	(1,699)
Financing activities
Proceeds from issue of share capital, net of transactions costs		56,781	16
Payments of obligations under lease liabilities		(470)	(162)
Net cash flows from/(used in) financing activities		56,311	(146)
Net increase in cash and cash equivalents		31,133	5,180
Exchange loss on cash and cash equivalents		(3)	(4)
Cash and cash equivalents at the beginning of the year		31,454	26,278
Cash and cash equivalents at the end of the year	19	62,584	31,454
Supplemental Non-Cash Investing Information
Capital expenditures recorded within trade payables		63	1
Capital expenditures recorded within other payables		548	—
The notes on pages F-7 to F-40 form part of these financial statements

Exscientia Limited
Notes to the financial statements
for the years ended December 31, 2020 and 2019
1.
General information

These financial statements reflect the financial performance and position of Exscientia Limited (the “Company”) and its subsidiaries (collectively the “Group” or “Exscientia”) for the years ended December 31, 2020 and 2019.
Exscientia Limited is a private company incorporated in Scotland and has the following wholly owned subsidiaries, Exscientia Inc, Exscientia Ventures I, Inc, Exscientia KK and Kinetic Discover Limited as well as a 50% owned joint venture, RE Ventures I, LLC.
The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and development of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.
2.
Accounting policies

a)
Statement of compliance

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Group’s accounting policies (see note 3).
b)
Basis of preparation

The accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the financial years presented, unless otherwise stated.
The Group financial statements for the years ended December 31, 2020 and 2019 have been prepared in accordance with IFRS as issued by the IASB. The Group has historically prepared the financial statements in accordance with IFRS as adopted by the European Union, however the Group could have asserted it was in compliance with IFRS as adopted by the IASB for the previous period. There is no material difference noted on adoption and therefore, the Group is not considered a first-time adopter.
Unless otherwise stated the acquisition method of accounting has been applied. Under this method, subsidiaries are included from the date of acquisition. Subsidiaries disposed of are included in the consolidation up to the date that control passes to a third party.
The financial statements have been prepared on the historical cost basis.
The financial statements have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the group. All values are rounded to the nearest thousand pound (‘£’000’) except where otherwise indicated.
These consolidated financial statements were authorised by the Board of Directors on June 16, 2021.
c)
Basis of consolidation

The Group financial statements consolidate the financial statements of Exscientia Limited and all its subsidiary undertakings made up to December 31, 2020. Subsidiaries are those entities over which the Company exercises control. The results of subsidiaries acquired or sold are consolidated for the periods

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

from or to the date on which control passed. Acquisitions are accounted for under the acquisition method with goodwill representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired.
d)
Going concern

Significant research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation. Cash outflows related to operating activities amounted to £21,433,000 for the financial year ended December 31, 2020, with cash inflows relating to operating activities of £7,025,000 for the financial year ended December 31, 2019. The Group has never had recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans. As at December 31, 2020, the Group’s cash and cash equivalents amounted to £62,584,000, with total unrestricted cash amounting to £60,349,000.
Post year end 2020, the Group raised £21,451,000 from new equity in March 2021 and a further £162,020,000 in April 2021. Based upon the year-end cash position and the additional equity funding raised in 2021 to date the Board of Directors believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements. As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.
In performing the above assessment the Board has further noted that concurrent with the April 2021 fundraising the Group entered into an Equity Facility Agreement with SVF II Excel (DE) LLC (“SoftBank”) on April 27, 2021. Pursuant to this agreement, subject to certain subscription conditions, SoftBank has agreed to subscribe up to an additional £216,174,000 in Series D Preference shares at the Group’s request. The Equity Facility Agreement will continue for a term of 1 year or, if shorter, the consummation of an IPO or a Share Sale as defined in the Company’s Articles.
e)
Application of new and revised International Financial Reporting Standards (IFRSs)

In the year ended December 31, 2020, the Group has applied the below amendments to IFRS and interpretations issues by the Board that are effective for the annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosure or on the amounts reported in these financial statements.
Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of material.
The Group has adopted the amendments of IAS 1 and IAS 8 for the first time in the year ended December 31, 2020. The amendments make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS standards.

Definition of a Business- Amendments to IFRS3
The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

f)
Standards, amendments and interpretations in issue but not yet effective:

The adoption of the following mentioned standards, amendments and interpretations in future years are not expected to have a material impact on the Group’s financial statements:
Effective date periods beginning on or after
IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (Amendments): Interest Rate Benchmark Reform Phase 2	January 1, 2021
IAS 16 Property, Plant and Equipment: Amendments in relation to proceeds before intended use	January 1, 2022
IAS 37 Provision Contingent Liabilities and Contingent Assets: Amendments in relation to the costs of fulfilling a contract when assessing onerous contracts	January 1, 2022
IFRS 3: Business Combinations: Amendments to update references to Conceptual Framework	January 1, 2022
Annual Improvements to IFRSs (2018 – 2020 cycle)	January 1, 2022
IAS 1 Presentation of Financial Statements: Amendments in relation to the classification of liabilities as current or non-current	January 1, 2023
The Group has not elected to early adopt any of the above standards, amendments and interpretations in the years ended December 31, 2020 and 2019.
g)
Revenue from contracts with customers

The Group’s primary revenue is generated broadly from two streams that relate to its principal activities:
•
“Service fees” relate to drug discovery collaboration agreements where the Group is utilising its proprietary technology to develop novel Intellectual Property (“IP”) on behalf of the collaboration partner. Typically, the Group does not have any rights to future milestone and royalties as part of these agreements; and

•
“Licensing fees” relate to drug discovery agreements where the Group develops IP on behalf of a collaboration partner. These agreements either assign all collaboration IP to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation. As part of these agreements, the Group may receive future milestone and royalty payments on achievement of clinical, regulatory and commercial milestones.

The Group has four types of payments included within the two streams of revenue:
•
“Upfront payments” are generally payable on execution of the collaboration agreement or on initiation of a project;

•
“Research funding” is generally payable throughout the collaboration at defined intervals as set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) which is undertaken to develop the collaboration drug compound;

•
“Milestone payments” are linked to the achievement of an event, as defined in the collaboration agreement e.g. initiation of Phase 1 clinical trial milestones and constitute variable consideration in accordance with IFRS15; and

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

•
“Opt-in payments” are similar in principal to milestone payments, however, are payable when the customer exercises its option to take ownership of the collaboration IP. These payments only exist where the Group initially retained ownership of the IP, until the option is exercised by the customer, and constitute variable consideration in accordance with IFRS15.

Under these collaboration agreements the Group may also receive commercialisation milestones upon the first commercial sale of a product, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of December 31, 2020 or 2019 and these amounts will be recognised when the underlying sales transactions to which they relate are achieved.
In accordance with IFRS 15, the Group recognises revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Group determines are within the scope of IFRS 15, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when or as the Group satisfies a performance obligation.
At contract inception, the Group assesses the goods or services promised within each contract that falls under the scope of IFRS 15 to identify distinct performance obligations. The Group then recognises as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Revenue is measured at the contract price excluding value added tax and other sales taxes.
The Group includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognised will not occur. At contract inception, unconstrained revenue will typically include the upfront payments and in some instances, research funding.
At the inception of each arrangement that includes research, development, or regulatory milestone payments, the Group evaluates whether the milestones (i) relate to the one or distinct performance obligations under the agreement; and (ii) are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or that of the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received.
At the end of each subsequent reporting period, the Group re-evaluates the estimated variable consideration included in the transaction price and any related constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which may affect license, fees, and other revenues and earnings in the period of adjustment.
The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognises revenue as or when the performance obligations under the contract are satisfied.
When determining whether performance obligations have been satisfied, progress is measured using the input method utilising either external costs or labour hours incurred depending on the nature of the collaboration arrangement to establish and estimate the progress of completion. Management has

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

determined the input method represents a faithful depiction of the Group’s progress towards completion of performance obligations because the time and costs incurred depict the progress of development of the underlying IP which may be transferred to the customer. At the end of each reporting period, the Group re-evaluates costs/hours incurred compared with total expected costs/hours to recognise revenue for each performance obligation. For obligations in which revenue is recognised at a point in time, that point in time is the date at which the title of the goods is transferred to the customer.
Contract liabilities consists of billings or payments received in advance of revenue recognition. Contract assets consists of revenue recognised in advance of billings or payments.
h)
Grants

The Group receives grants from both the European Union (“EU”) and from charitable foundations. These grants compensate the Group for research activities undertaken and are recognised in profit or loss as other income on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.
i)
Foreign currencies

At each period end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined.
Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss.
On consolidation, the results of overseas operations are translated into Pound Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations are translated at the rate ruling at the reporting date. Exchange differences arising on translating overseas operations are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
j)
Intangible assets

Goodwill
Goodwill is recognised in a business combination when the consideration transferred by the acquirer exceeds the net identifiable assets acquired. Goodwill is not amortised but is reviewed for impairment at least annually.
Other intangible assets other than goodwill
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses.
Intangible assets with finite lives are amortised over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible assets.
Computer software	— 4 years on a straight line basis
Patents	— Over the term of the patent on a straight line basis
Amortisation of intangible assets is included under the ‘Research and development expenses’ and ‘General and administrative expenses’ classifications in the Statement of Comprehensive Income.
k)
Business combination

Acquisitions of subsidiaries and businesses are accounted for using the purchase method of accounting. The cost of the business combination is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree.
Any excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets and liabilities are recognised as goodwill.
l)
Cost of Sales

Costs of sales relates to costs from third-party contract research organisations as well as internal labour and absorbed overheads incurred in relation to collaboration arrangements which have been designated as contracts with customers in accordance with the revenue standard.
m)
Property, plant and equipment

Assets under construction, plant and equipment, fixtures and fittings, computer equipment and leasehold improvements are initially recognised at acquisition cost, including any costs directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by the Group’s management. These assets are subsequently measured using the cost model, less accumulated depreciation and impairment losses.
Depreciation is provided at rates calculated to write off the cost of assets, less their estimated residual value on a straight line basis, over their expected lives:
Assets under construction	—	Not depreciated
Plant and equipment	—	4 years
Fixture and fittings	—	5 years
Leasehold improvements	—	Over the term of the lease or to the first-break clause, whichever is earlier
Computer equipment	—	4 years

n)
Impairment of assets

Individual assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An asset is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

After individual assets are tested for impairment an impairment test is performed at the cash generating unit (“CGU”) level which is the lowest level for which independent cash inflows can be identified. If it is deemed that an impairment is necessary the impairment loss is allocated to reduce the carrying amount of the asset, first against the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.
o)
Valuation of Investments in subsidiaries and joint ventures

Investments in joint ventures are accounted for using the equity method in the Groups’ financial statements. Under the equity method, the investment is recognised initially at cost and the carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets.
The Group also undertakes various joint operations with third parties. Where a collaboration is deemed to be a joint operation the Group recognises:
•
its assets, including its share of any assets held jointly;

•
its liabilities, including its share of any liabilities incurred jointly; and

•
its expenses, including its share of any expenses incurred jointly.

Investments in subsidiaries and joint ventures are tested for impairment annually, and an impairment loss is recognised where it is indicated that the carrying amount of the investment may not be recoverable. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.
p)
Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group, and each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant rate of interest on the remaining balance for the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the present value of the following lease payments:
•
Fixed payments, less any lease incentive receivable;

•
Variable lease payments that are based on an index or a rate;

•
The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•
Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If this rate cannot be determined, the Group’s incremental borrowing rate (i.e. the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions) is used.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

The right-of-use assets are measured at cost which comprise the following:
•
The initial measurement of lease liability;

•
Lease payments made at or before the commencement date (less lease incentives received);

•
Initial direct costs; and

•
Restoration costs.

Extension and termination options
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.
The Company does not recognise right-of-use assets for short-term and low value leases.
q)
Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimation of the considerations required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation.
Provisions for the cost to restore leased property to their original condition, as required by the terms and conditions of the lease, are recognised when the obligation is incurred, either at the commencement date or as a consequence of having used or made alterations to the underlying asset during a particular period of the lease, at the Directors’ best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.
r)
Pension costs

The Group operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the Group. The annual contributions payable are charged to the Group profit or loss on an accruals basis.
s)
Financial instruments

Financial assets
All financial assets are classified as financial instruments measured at amortised cost; these comprise trade and other receivables and cash and cash equivalents.
Financial assets measured at amortised cost are recognised when the Group becomes party to the contractual provisions of the instrument and are derecognised when the contractual rights to the cash flows from the financial asset expire or when the financial asset and all substantial risks and reward are transferred.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

Financial assets are also derecognised (written-off) when the Group has no reasonable expectation of recovering the financial asset. Indicators of where there is no reasonable expectation of recovery include indicators of a customer’s inability to pay or losses arising in relation to contract disputes.
Financial assets are measured at amortised cost when both of the following criteria are met:
•
The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding.

Subsequent to initial recognition, financial assets are measured at amortised cost using the effective interest rate method. At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost. In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets. Further details are set out in Note 23.
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
Equity instruments is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments such as preference shares issued by the Group are recognised at the proceeds received, net of direct issue costs. All preference shares in issue throughout either period are convertible into ordinary shares under certain conditions and bear no fixed or cumulative dividend. As such these shares have been deemed to be equity in nature.
Financial liabilities
Financial liabilities comprise trade and other payables. Financial liabilities are obligations to pay cash or other financial assets and are recognised in the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.
Financial liabilities are initially recognised at fair value adjusted for any directly attributable transaction costs. After initial recognition, financial liabilities are measured at amortised cost using the effective interest method, with interest-related charges recognised as an expense in finance costs.
A financial liability is derecognised only when the contractual obligation is extinguished, that is, when the obligation is discharged, cancelled or expires.
t)
Share-based payments

The Group operates equity-settled, share-based compensation plans whereby certain employees of the Group are granted equity awards in the Company. The grant date fair value of these employee share plan awards are calculated using a Black Scholes valuation model.
Where share options are awarded to employees, the fair value of the options at the date of grant is recognised in profit or loss over the vesting period. The only vesting condition in relation to all types of

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

options awarded is continued employment within the group throughout the vesting period. This condition is taken into account by adjusting the number of equity instruments expected to vest at each statement of financial position date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest.
Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also recognised in profit or loss over the remaining vesting period. There were no modifications to the terms and conditions of options during the current or previous financial period.
u)
Tax

Tax on the loss for the year comprises current and deferred tax. Tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity.
Current tax
Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date. Current tax includes tax credits, which are accrued for the period based on calculations that conform to the UK Research and Development Tax Credit Scheme that is applicable to small and medium sized companies. Research and development costs which are not eligible for reimbursement under this scheme, such as expenditure incurred on research projects for which we receive income, may be reimbursed under the U.K. R&D expenditure credit (“RDEC”) scheme. Amounts receivable under the RDEC scheme are presented within other income.
Deferred tax
Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases.
A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).
However, for deductible temporary differences associated with investments in subsidiaries a deferred tax asset is recognised when the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets and liabilities are set off only where the Group has a legally enforceable right to set off the recognised amounts and the Group intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
v)
Research and development costs

Research costs are expensed as incurred. Development expenditures, on an individual project, are recognised as an intangible asset when the Group can demonstrate:

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
2.
Accounting policies (Continued)

•
the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•
its intention to complete and its ability to use or sell the asset;

•
how the asset will generate future economic benefits;

•
the availability of resources to complete the asset; and

•
the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete, and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.
No development costs were capitalised during the current or prior financial periods.
3.
Critical accounting estimates and judgements

In the application of the Group’s accounting policies the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
Critical accounting estimates
The estimates and underlying assumptions are reviewed on an ongoing basis. The critical estimates that the directors have made in the process of applying the Group’s accounting policies that have the most significant effect on the amounts recognised in the financial statements are discussed below.
Share-based payments provision
The Group operates an approved share option plan. The fair value of share options granted is measured using the Black-Scholes model at each reporting date taking into account various assumptions detailed in note 28, the key assumption being the market value of shares at the grant date.
	Change in % Complete Estimate	Effect on profit before tax £’000	Effect on equity £’000
Change in estimated market value of share options at grant date	+10%	(187)	(187)
	-10%	185	185
Leases
In applying IFRS 16 ‘Leases’, management has made estimates in determining an appropriate asset-specific discount rate to apply as it was not possible to identify the interest rate implicit in the leases which the Group entered into.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
3.
Critical accounting estimates and judgements (Continued)

Recognition of revenue
Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. Control transfers over time in relation to the research and design activities performed during the years ended December 31, 2020 and 2019, and an input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the estimated % satisfaction of the performance obligations relating to the Group’s most significant revenue contract during 2020.
	Change in % Satisfaction Estimate	Effect on profit before tax £’000	Effect on equity £’000
Change in the estimated % satisfaction of performance obligations, based on costs incurred	+10%	2,142	2,142
	-10%	(2,142)	(2,142)
As a result of current year events including the decision to increase spend in developing and testing multiple potential candidate compounds generated by our AI platform in order to further increase the probability of candidate selection by the collaboration partner, as well as an alteration of approach due to changes in the competitive landscape on one project, the total projected external costs to be incurred over the course of the collaboration increased substantially relative to the same estimate at the end of the prior year, being in total 71% higher as at December 31, 2020 than those estimated at December 31, 2019.
Accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognised in the financial statements:
Recognition of revenue
Management judgement is required to determine the appropriate method in order to determine the performance obligations under each agreement and appropriately allocate revenue to the identified performance obligations in line with IFRS 15.
Further judgement is required to determine whether sources of variable consideration are constrained as at the end of the reporting period as a result of it not being highly probable that a significant reversal in the amount of cumulative revenue recognised would not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Loss-making contracts
Management judgement is required in order to determine whether the unavoidable costs of meeting the obligations under each collaboration arrangement exceed the economic benefits expected to be received under it. Where such costs are in excess of the Group’s best estimate of future revenues to be generated from the arrangement a provision is recorded in accordance with IAS 37.
The company has assessed the value of the remaining transaction price relating to the outstanding performance obligations relative to the value of the remaining unavoidable costs of meeting the obligations

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
3.
Critical accounting estimates and judgements (Continued)

under the contract relating to the Group’s largest customer and determined that no provision for future operating losses is required as at December 31, 2020.
Leases
In applying IFRS 16 ‘Leases’, management has applied judgement in respect of the lease term in order to determine whether the Group is reasonably certain to exercise extension options or invoke break clauses included in the lease contracts.
Deferred tax recoverability
Management has made a judgement about the availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised. At December 31, 2020, the Group has decided not to recognise a deferred tax asset of £4,635,000 (2019: asset of £1,410,000) relating to losses, share-based payment charges and other timing differences due to the uncertainty involved in determining the future profitability of the Group.
4.
Operating segments

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the Group’s chief operating decision maker, or decision-making group, in deciding how to allocate resources and assess performance. The Group has determined that its chief operating decision maker is its Chief Executive Officer. With the exception of the Group’s joint venture, RE Ventures I, LLC, substantially all of the Group’s assets are held in the United Kingdom.
Information on major customers:
Included in the revenue, £8,166,000 (2019: £6,304,000) arise from sales to the Group’s largest customer. In 2019 the Group received £2,244,000 from another large customer, but did not receive any revenue from them during the year. No other single customer contributed 10% or more to the Groups revenue in either fiscal year 2020 or 2019.
5.
Revenue

The Group’s revenue from contracts with customers during 2020 and 2019 are as follows:
	December 31,
	2020	2019
	£’000	£’000
Service fees	786	141
Licensing fees	8,886	8,966
	9,672	9,107

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
5.
Revenue (Continued)

By geographical market:
	December 31,
	2020	2019
	£’000	£’000
United Kingdom	—	—
Europe	427	2,597
United States of America	9,245	6,510
	9,672	9,107
Timing of revenue recognition:
	December 31,
	2020	2019
	£’000	£’000
Revenue related to obligations discharged over time	9,672	9,107
During fiscal year 2020, £nil was recognised in relation to performance obligations satisfied in previous periods (2019: £270,000).
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, are as follows:
	December 31,
	2020	2019
	£’000	£’000
Within one year	6,704	13,186
More than one year	747	2,973
	7,451	16,159
Details of contract balances are set out in notes 18 and 20.
6.
Other income

	December 31,
	2020	2019
	£’000	£’000
Grant income	197	—
R&D expenditure credit	1,008	534
	1,205	534
The Group has two grants, a European governmental grant and a grant from the Bill & Melinda Gates Foundation. These two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities. The maximum amounts receivable under the two grants are £1,191,000 and £3,098,000, respectively.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
7.
Operating Loss

Operating loss for the year has been arrived at after charging:
	December 31,
	2020	2019
	£’000	£’000
Depreciation of owned fixed assets	603	370
Depreciation of right-of-use assets	439	185
Amortisation of intangible assets	23	19
Research and development costs	10,917	6,671
Foreign exchange loss	3,062	774
Share-based payment charge	2,074	711
Fees payable to the Group’s auditors for the audit of the Group & Company’s financial statements	198	33
Other audit services	3	—

8.
Finance income

	December 31,
	2020	2019
	£’000	£’000
Bank interest receivable	110	272
	110	272

9.
Finance expenses

	December 31,
	2020	2019
	£’000	£’000
Interest expense on lease liabilities	86	50
Unwinding of discount rate on provisions	3	—
	89	50

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
10.
Staff numbers and employee benefit expenses

Employee benefit expenses (including the directors) comprise:
	December 31,
	2020	2019
	£’000	£’000
Wages and salaries	6,077	3,722
Social security costs	818	512
Other pension costs	90	52
Share-based payment charge	2,074	711
Total employee benefit expenses	9,059	4,997

11.
Directors’ emoluments

	December 31,
	2020	2019
	£’000	£’000
Directors’ emoluments	1,026	791
Contributions to defined contribution pension schemes	4	3
Compensation for loss of office	29	—
Total emoluments	1,059	794
Retirement benefits were accrued for 4 directors (2019: 3). Share options were granted to 4 directors during 2020 (2019: 2) and 1 director exercised options during 2020 (2019: 1).
In respect of the highest paid director:
	December 31,
	2020	2019
	£’000	£’000
Short term employee benefits	290	235
Contributions to defined contribution pension schemes	1	1
	291	236
The highest paid director did not exercise any share options during the year.
The remuneration of key management personnel during the year were as follows:
	December 31,
	2020	2019
	£’000	£’000
Short term employee benefits	303	909
Share based payments	365	145
Contributions to defined contribution pension schemes	2	6
	670	1,060

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
12.
Taxation

	December 31,
	2020	2019
	£’000	£’000
Current tax
UK current tax on loss for the year	(2,074)	(1,497)
Adjustments in respect of prior year	(22)	(230)
	(2,096)	(1,727)
Deferred tax
Origination and reversal of timing differences	—	—
Effect of tax rate change on opening balance	—	—
Total deferred tax benefit	—	—
Tax on loss on ordinary activities	(2,096)	(1,727)
Loss on ordinary activities before tax	(24,379)	(8,044)
Normal applicable rate of tax	19%	19%
Loss on ordinary activities multiplied by normal rate	(4,632)	(1,528)
Effects of:
Fixed asset differences	—	7
Expenses not deductible for tax purposes	510	138
Income not deductible for tax purposes	(1)	—
Additional deduction for R&D expenditure	(1,536)	(1,116)
Surrender of tax losses for R&D tax credit refund	644	468
R&D expenditure credits	73	—
Adjustments to tax charge in respect of previous periods	(22)	(230)
Adjustments for foreign tax	—	9
Adjust opening deferred tax to average rate of 19.00%	—	(93)
Deferred tax not recognised	2,868	618
Income tax benefit	(2,096)	(1,727)
Factors that may affect future tax charges:
The Corporation Tax rate for the year ended December 31, 2020 was 19%. The Corporation Tax rate of 19% was enacted with effect from April 1, 2017 and the Finance Act 2016 legislated the UK Corporation Tax rate to decrease to 17% from April 1, 2020. However, on March 17, 2020, using the Provisional Collection of Taxes Act 1968, the UK Government cancelled the proposed drop in Corporation Tax rate to 17%. In the spring budget 2021, the Government announced that from April 1, 2023 the corporation tax rate will increase to 25%. As the proposal to increase the rate to 25% had not been substantially enacted at the balance sheet date, its effects are not included in these financial statements. However, it is likely that the overall effect of the change, had it been substantially enacted by the balance sheet date, would be to increase the unrecognised deferred tax asset by £1,376,000.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
12.
Taxation (Continued)

Deferred tax:
A net deferred tax asset of £4,635,000 (2019: asset of £1,410,000) relating to losses of £4,560,000 (2019: asset of £1,489,000), share-based payment charges of £682,000 (2019: £289,000) and liability relating to fixed asset temporary differences of £607,000 (2019: £368,000) has not been recognised due to uncertainty around the future profitability of the Group.
13.
Earnings per share

	December 31,
	2020	2019
	£’000	£’000
Basic and Diluted loss for the year	(22,283)	(6,317)
	December 31,
	2020	2019
	Number	Number
Weighted average number of ordinary shares	101,923	99,106
	December 31,
	2020	2019
	£’000	£’000
Basic and diluted loss per share	(0.22)	(0.64)
The Company issues share options to employees, upon the exercise of which ordinary shares are issued. The preference shares currently in issue are convertible to ordinary shares following certain events, see Note 23 for further details. Inclusion of the share options and preference shares would have an anti-dilutive effect due to the loss incurred in the year, therefore basic and dilutive loss per share are the same.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
14.
Intangible assets and Goodwill

	Goodwill	Computer Software	Patents	Total
	£’000	£’000	£’000	£’000
Cost
At December 31, 2018	173	60	—	233
Additions	—	22	150	172
At December 31, 2019	173	82	150	405
Additions	—	3	—	3
At December 31, 2020	173	85	150	408
Accumulated amortisation
At December 31, 2018	—	54	—	54
Amortisation charge- R&D expenses	—	—	15	15
Amortisation charge- G&A expenses	—	4	—	4
At December 31, 2019	—	58	15	73
Amortisation charge- R&D expenses	—	—	15	15
Amortisation charge- G&A expenses	—	8	—	8
At December 31, 2020	—	66	30	96
Carrying value
At December 31, 2020	173	19	120	312
At December 31, 2019	173	24	135	332
Impairment Review
Goodwill amounting to £173,000 arose on the acquisition of Kinetic Discovery Limited on November 23, 2018. The purpose of the acquisition was to provide the necessary resources to enable the Group to continue to successfully discover and develop novel therapeutics. The goodwill associated with the acquisition represents experienced staff and accumulated know-how, after the fair-value of other assets and liabilities of the acquired entity have been allocated.
Goodwill was tested in accordance with IAS 36 Impairment of Assets. The impairment review is performed by comparing the carrying amount of the CGU to which goodwill has been allocated to its recoverable amount. The Group has only one CGU, and as such the carrying amount of the group was assessed relative to its recoverable amount following which it was determined that no impairment is required.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
15.
Property, plant and equipment

	Assets under construction	Plant and equipment	Fixtures and fittings	Leasehold improvements	Computer equipment	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At January 1, 2019	737	299	52	—	97	1,185
Additions	165	602	66	603	92	1,528
Disposal	—	—	(10)	—	(25)	(35)
Reclassification of assets under construction	(737)	180	20	537	—	—
At December 31, 2019	165	1,081	128	1,140	164	2,678
Additions	1,973	812	7	—	183	2,975
Reclassification of assets under construction	(165)	165	—	—	—	—
At December 31, 2020	1,973	2,058	135	1,140	347	5,653
Accumulated Depreciation
At January 1, 2019	—	38	20	—	38	96
Depreciation charge- R&D expenses	—	168	—	—	—	168
Depreciation charge- G&A expenses	—	—	21	149	32	202
Disposal	—	—	(10)	—	(25)	(35)
At December 31, 2019	—	206	31	149	45	431
Depreciation charge- R&D expenses	—	311	—	—	—	311
Depreciation charge- G&A expenses	—	—	25	213	54	292
At December 31, 2020	—	517	56	362	99	1,034
Carrying value
At December 31, 2020	1,973	1,541	79	778	248	4,619

At December 31, 2019	165	875	97	991	119	2,247

16.
Investments in joint ventures and joint operations

Investment in joint venture
Held by the Group and included in the Statement of Financial Position measured under the equity method:
Name	Class of shares	Holding	Country of incorporation	Principal Activity	Registered address
RE Ventures I, LLC (US)	Ordinary	50%	US	The JV was established to develop novel compounds for rare diseases	251 Little Falls Drive, Wilmington, Delaware 1980

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
16.
Investments in joint ventures and joint operations (Continued)

During 2019, the Group established a 50% interest in RE Ventures I, LLC with RallyBio IPB, LLC which is intended to combine the deep therapeutic-area expertise of an established Biotechnology company with Exscientia’s proprietary AI platform. During 2020, additional capital contributions totalling £1,070,000 were made by the Group.
Under the equity method the joint venture was recognised as follows:
	December 31,
	2020	2019
	£’000	£’000
As at January 1,	360	—
Equity acquired on establishment of joint venture	—	450
Additional equity	1,070	—
Foreign exchange differences	(96)	—
Share of the losses	(1,211)	(90)
As at December 31,	123	360
Commitments and contingent liabilities in respect of joint ventures
	December 31,
	2020	2019
	£’000	£’000
Commitment to provide funding for joint venture’s capital commitments, if called	—	800
The following table illustrates the summarised financial information of the joint venture entity, RE Ventures I, LLC. The Group acquired its interest in the joint venture entity at the point of incorporation and therefore, there were no financials prior to acquisition.
	December 31,
	2020	2019
	£’000	£’000
Depreciation and amortisation	—	—
Operating expenses	(2,422)	(180)
Interest income/(expense)	—	—
Income tax income/(expense)	—	—
Loss for the period	(2,422)	(180)
Other comprehensive loss	—	—

Total comprehensive loss	(2,422)	(180)
Current assets	521	930
Current liabilities	(66)	(162)
Members surplus	455	768

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
16.
Investments in joint ventures and joint operations (Continued)

Joint Operations
Exscientia has a joint contractual arrangement with Evotec International GmbH (together with its affiliates, “Evotec”), which, as last amended subsequent to the end of the reporting period, entitles each party to a varying percentage of revenue from compounds developed under the collaboration. The joint operation is not structured through a separate legal entity, and it operates from Exscientia and Evotec’s respective principal places of business.
During the year, Exscientia entered into addition joint contractual arrangements as follows:
A joint contractual arrangement was entered into between Exscientia and SRI International (“SRI”) on May 5, 2020 which entitles each party to 50% ownership of novel compounds under the collaboration. The joint operation is not structured through a separate legal entity, and it operates from Exscientia and SRI’s respective principal places of business. This arrangement was terminated post year-end. No settlement amounts were paid as a result of the termination and no impairments of assets recorded.
A joint contractual arrangement was entered into between Exscientia and Huadong Medicine Co. Ltd (“Huadong”) on August 27, 2020. The purpose of the arrangement for Exscientia to design compounds for subsequent synthesis and testing by Huadong. Commercial exploitation of any successful candidate developed as part of the collaboration will be the exclusive right of Huadong in certain Asian geographic markets and Exscientia in all other markets.
A joint contractual arrangement was entered into between Exscientia Limited (“Exscientia”) and Blue Oak Pharmaceuticals, Inc. (“Blue Oak”) on September 25, 2020. The purpose of this arrangement was to collaborate on a project to design dual targeted (bispecific) small molecules for the treatment of neurodegenerative illnesses. Exscientia has the primary responsibility for drug design, and Blue Oak the primary responsibility for managing the experimental chemistry, ADMET studies and in vivo behavioural assays, including translational medicine studies. Any collaboration IP will then be jointly owned with percentage ownership dependent upon costs incurred.
No collaboration IP has been capitalised in relation to any of the above joint operations as at December 31, 2020 and 2019.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
17.
Leases

Right-of-use assets:
£’000
Cost
At January 1, 2019	957
Additions	157
At December 31, 2019	1,114
Additions	3,245
At December 31, 2020	4,359
Accumulated Depreciation
Depreciation charge	185
At December 31, 2019	185
Depreciation charge	439
At December 31, 2020	624
Carrying value
At December 31, 2020	3,735

At December 31, 2019	929
The right-of-use assets for the Group relate to two properties, both of which were leased under 10-year leases with 5-year break periods. During the year, the Group entered into an additional lease for space within one of the existing properties. This new arrangement is a 13-year lease with a break period in 2028. The Group has the right, but not the obligation, to exit the leases at the end of the respective break periods in each instance. Currently the assumed lease term extends to the break period only rather than the end of the lease for each of the properties. The depreciation charge relating to these properties is recorded within general administrative expenses.
In respect of the Group’s leasing activities the following amounts were recognised:
	December 31,
	2020	2019
	£’000	£’000
Recognised within general administrative expenses
Depreciation charge for the right-of-use assets	439	185
Expenses relating to short-term leases	11	68
Recognised within finance expenses
Interest expense on lease liabilities	86	50
The lease liability contractual maturity analysis is detailed within note 23.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
18.
Other receivables and contract assets

	December 31,
	2020	2019
	£’000	£’000
VAT recoverable	853	220
Prepayments	1,622	503
Contract assets	143	13
Other receivables	100	120
	2,718	856
A reconciliation of the movement in contract assets for the Group is as follows:
	2020	2019
	£’000	£’000
At January 1,	13	700
Invoiced during the year	(110)	(700)
Recognised as revenue during the year	240	13
At December 31,	143	13

19.
Cash and cash equivalents

	December 31,
	2020	2019
	£’000	£’000
Cash at bank and in hand	60,349	31,454
Restricted cash	2,235	—
	62,584	31,454
Restricted cash relates to amounts on deposit which have been granted to the Group to reimburse certain costs incurred on two specific grant projects as detailed in note 6.
20.
Contract Liabilities

	December 31,
	2020	2019
	£’000	£’000
Within one year	9,041	12,580
More than one year	1,265	2,507
	10,306	15,087

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
20.
Contract Liabilities (Continued)

A reconciliation of the movement in contract liabilities is as follows:
	2020	2019
	£’000	£’000
At January 1,	15,087	—
Additions	4,982	23,453
Recognised as revenue during the year	(9,566)	(8,366)
Grant income	(197)	—
At December 31,	10,306	15,087

21.
Other payables

	December 31,
	2020	2019
	£’000	£’000
Accruals	1,234	504
Other payables	98	5
Other taxation and social security	255	185
Unpaid share capital in RE Ventures I, LLC	—	308
Corporation tax	2	—
	1,589	1,002

22.
Provisions

	2020	2019
	£’000	£’000
At January 1,	—	—
Provisions made during the year	532	—
Unwind of discount rate	3	—
At December 31,	535	—
A provision of £535,000 was made during 2020 in respect of the Group’s obligation to restore alterations made on lease space within one of the Group’s leasehold properties. The required work is expected to be completed in 2024 and 2028.
The key uncertainties surrounding the amount of the outflows relate to changes in restoration costs over the course of the lease term while the uncertainty surrounding timing relates to the fact that the period in which the costs will be incurred is based upon the current estimated lease term, whereas we may exit the building at a different point in time.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
23.
Financial instruments

The group holds the following financial instruments:
Financial Assets	December 31,
	2020	2019
	£’000	£’000
Held at amortised cost
Trade and other receivables (excluding prepayments and taxes)	689	2,128
Cash and cash equivalents	62,584	31,454
	63,273	33,582
Financial Liabilities	December 31,
	2020	2019
	£’000	£’000
Held at amortised cost
Trade and other payables (excluding taxes and contract liabilities)	4,665	3,031
Provision	535	—
Lease liability	3,438	1,112
	8,638	4,143
As disclosed throughout the financial statements, management consider fair value to be the same as the carrying amount.
Classification of financial assets and liabilities at amortised cost
The Group classifies its financial assets and liabilities as at amortised cost only if both of the following criteria are met:
•
The asset is held within a business model with the objective of collecting the contractual cash flows, and

•
the contractual terms give rise on a specified date to cash flows that are solely payments of principal and interest on the principal outstanding

Risk management objectives
Management identifies and evaluates financial risks on an on-going basis. The principal risks to which the Group is exposed are market risk (including interest rate risk, and cash flow risk), credit risk, and liquidity risk.
Market risk
Market risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market prices. For the Group, market risk comprise of two types of risks; interest rate risk and foreign currency risk.
Foreign currency risk
The Group is exposed to foreign currency exchange risks due to the Group holding foreign currency monetary assets and liabilities which are exposed to exchange rate fluctuations. This risk is assessed on

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
23.
Financial instruments (Continued)

an on-going basis. The Group does not use derivative financial instruments to manage currency exchange movements and, as such, no hedge accounting is applied.
The table below illustrates the sensitivity analysis of the Group’s reported profit to a 10% increase or decrease in the respective foreign exchange rates to which they are exposed. The sensitivity analysis is calculated on balances outstanding at the year end, with all other variables held constant.
	Change in rate	Effect on profit before tax	Effect on equity
		£’000	£’000
2020
Change in USD	+10%	2,471	2,471
	-10%	(2,471)	(2,471)
Change in EUR	+10%	140	140
	-10%	(140)	(140)
Change in YEN	+10%	10	10
	-10%	(10)	(10)
2019
Change in USD	+10%	(151)	(151)
	-10%	185	185
Change in EUR	+10%	12	12
	-10%	(15)	(15)
Change in YEN	+10%	2	2
	-10%	(2)	(2)
As demonstrated by this sensitivity analysis, the directors determine that exposure to foreign currency risk is low and consequently, have not implemented a hedging policy at this time.
Interest rate risk
The Group’s exposure to the risk of changes in market interest rates relate to the Group’s interest-bearing current accounts. The Group has four instant access accounts which are exposed to variable interest rates which total to £8,445,000 (2019: £19,114,000). A sensitivity analysis prepared with a 1% increase or decrease in interest rate would lease to an increase or decrease in profit and equity of £66,000 (2019: £191,000).
The sensitivity analysis has been determined based on the exposure to floating interest rate instruments at the end of the reporting year. The analysis is prepared assuming the amount of the consolidated balance at the end of the reporting year was the balance for the whole year.
The directors do not consider the Group to have significant exposure to interest rate risk as the Group does not have outstanding interest-bearing loan or debt obligations. As demonstrated by this sensitivity analysis, the directors determine that exposure to interest rate risk is low and consequently, have not implemented a hedging policy at this time.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
23.
Financial instruments (Continued)

Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from cash balances (including bank deposits, cash and cash equivalents) and credit exposures to trade receivables.
The Group’s maximum exposure to credit risk is represented by the carrying value of cash and cash equivalents and trade and other receivables.
Credit risk is managed by monitoring clients and performing credit checks before accepting any customers and by placing funds only with banks with high credit-ratings assigned by international credit-rating agencies.
Impaired trade receivables
Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified. For these receivables the estimated impairment losses are recognised in a separate provision for impairment. The group considers that there is evidence of impairment if any of the following indicators are present:
•
significant financial difficulties of the debtor;

•
probability that the debtor will enter bankruptcy or financial reorganisation; and

•
default or delinquency in payments (more than 30 days overdue).

There have been no impairments during 2020 (2019: £nil).
Expected credit losses
At each reporting date, the Group recognises a loss allowance for expected credit losses on material balances by applying the simplified approach.
In applying the simplified approach, the Group uses a “probability of default” (“PD”) approach, to determine the lifetime expected credit losses. Under the PD approach, the expected credit losses are calculated using three main parameters:
•
a counterparty PD;

•
expected LGD (loss given default); and

•
EAD (expected exposure at default).

In calculating the expected credit loss, the following formula is applied:
Expected Credit Loss (ECL) = PD x LGD x EAD.
Based on the nature of the Group’s activities and trade receivables being current, management has determined that the expected credit loss on these balances is not material at the reporting date.
Liquidity risk
Liquidity risk is the risk that the Group may encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The Group seeks to manage its liquidity risk by ensuring that sufficient liquidity is available to meet its foreseeable needs.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
23.
Financial instruments (Continued)

A summary table with maturity of financial assets and liabilities presented below is used by management to manage liquidity risks. The amounts disclosed in the following tables are the contractual undiscounted cash flows. Undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not material.
The maturity analysis of financial instruments at December 31, 2020 is as follows:
	Carrying amount	Demand and less than 3 months	From 3 to 12 months	From 12 months to 2 years	From 2 to 5 years	More than 5 years	Total contractual cash flows
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Assets:
Cash and cash equivalents	62,584	62,584	—	—	—	—	62,584
Trade and other receivables	689	689	—	—	—	—	689
Liabilities:
Trade and other payables	(4,665)	(4,638)	(27)	—	—	—	(4,665)
Provisions	(535)	—	—	—	(161)	(382)	(543)
Lease liability	(3,438)	(169)	(508)	(677)	(1,632)	(820)	(3,806)
	54,635	58,466	(535)	(677)	(1,793)	(1,202)	54,259
The maturity analysis of financial instruments at December 31, 2019 is as follows:
	Carrying amount	Demand and less than 3 months	From 3 to 12 months	From 12 months to 2 years	From 2 to 5 years	Total contractual cash flows
	£’000	£’000	£’000	£’000	£’000	£’000
Assets:
Cash and cash equivalents	31,454	31,454	—	—	—	31,454
Trade and other receivables	2,128	2,027	—	101	—	2,128
Liabilities:
Trade and other payables	(3,031)	(3,031)	—	—	—	(3,031)
Lease liability	(1,112)	(68)	(204)	(544)	(417)	(1,233)
	29,439	30,382	(204)	(443)	(417)	29,318
Capital management
The Group manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Group consists of issued capital, the share premium account and accumulated losses.
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. No changes were made in the objectives, policies or processes during the years ended December 31, 2020 and December 31, 2019. The Group does not have any externally imposed capital requirements.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
23.
Financial instruments (Continued)

As part of the Group’s management of capital structure, consideration is given to the cost of capital.
24.
Share Capital

	December 31,
	2020	2019
	£	£
Issued and fully paid share capital
97,324 (2019: 97,324) Ordinary A shares of £0.001 each	97	97
30,255 (2019: 30,255) Series A Preference shares of £0.001 each	30	30
29,408 (2019: 29,408) Series B Preference shares of £0.001 each	30	30
5,785 (2019: 3,413) Ordinary B Shares of £0.001 each	6	3
10,123 (2019: nil) Junior Series C Shares of £0.001 each	10	—
57,295 (2019: nil) Series C Preference shares of £0.001 each	57	—
	230	160
Shares authorised and issued (number)
	Class A Ordinary Shares	Series A Preferred Shares	Series B Preferred Shares	Class B Ordinary Shares	Junior C Shares	Series C Preferred Shares	Total
At December 31, 2018	97,324	30,255	29,408	150	—	—	157,137
Issue of shares	—	—	—	3,263	—	—	3,263
At December 31, 2019	97,324	30,255	29,408	3,413	—	—	160,400
Issue of shares	—	—	—	2,372	10,123	57,295	69,790
As at December 31, 2020	97,324	30,255	29,408	5,785	10,123	57,295	230,190
In May 2020, the Group issued 57,295 Series C Preferred shares with a nominal value of £0.001. The shares were issued at £855.09 per share and generated proceeds of £48,993,000. In September 2020, the company issued 10,123 Junior Series C Preferred shares with a nominal value of £0.001. The shares were issued at £813.09 per share and generated proceeds of £8,231,000. Professional fees totalling £457,000 were incurred in relation to the Series C placement and have been capitalised within share premium during the period.
The Company also issued 2,372 Class B Ordinary shares with a nominal value of £0.001 during the year, of which 2,342 related to the exercise of share options (see note 27). The shares were issued at £4.88.
Subsequent to the end of the reporting period the Group raised further proceeds totalling £21,451,000 from the issue of 17,132 Series C1 Preferred shares as an extension to the Series C funding round completed in 2020, with the transaction completing on March 1, 2021. The Group raised a further £162,020,000 in April 2021 from the issue of 64,247 Series D1 Preferred shares.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
24.
Share Capital (Continued)

Rights of Share Classes
Holders of shares of Class A Ordinary, Series A Preferred, Series B Preferred, Series C Preferred, Junior Series C Preferred, Series C1 Preferred and Series D1 Preferred are entitled to one vote per share at a show of hands meeting of the company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. Class B Ordinary shares do not carry these voting rights.
All share classes participate pro-rata on a pari passu basis in any dividend or distribution of capital.
On a distribution of assets on a liquidation or a return of capital, or on a sale of the company where the shareholders do not own a majority of the shares following the transaction, the proceeds of the sale or surplus assets shall be applied first to the holders of Series D1 Preferred shares and then, provided there are sufficient proceeds or surplus assets, to the holders of Series C1 Preferred shares and then to holders of Series C Preferred shares and then to the holders of Series B Preferred shares and then to the holders of Series A Preferred shares, in an amount equal to the preference amount of each class. The balance of proceeds or surplus assets shall be distributed first to the Junior Series C preference shareholders and then among holders of all ordinary share classes on a pro-rata basis.
25.
Pension commitments

The Group operates a defined contribution retirement benefit schemes for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The total expense recognised for the period ended December 31, 2020 was £90,000 (2019: £52,000). Contributions outstanding at the period end were £4,000 (2019: £3,000).
26.
Reserves

Share capital
Share capital represents the nominal value of shares that have been issued.
Share premium
Share premium is the excess amount received by the Company over the par value of shares issued.
Foreign exchange reserve
Comprises translation differences arising from the translation of financial statements of the Groups foreign entities into GBP.
Share based payment reserve
Represents share options awarded by the Group and company.
Retained earnings/accumulated losses
Retained earnings represent accumulated profits and losses to date.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
27.
Related party transactions

During the year, the Group entered into the following transactions with related parties who are not members of the Group:
Evotec SE is a shareholder and related party of Exscientia Limited. The Group has three main arrangements with Evotec:
•
A joint operation setup for the development of novel compounds, with each party originally retaining a 50% ownership of the underlying IP. Evotec has invoiced the Group £678,000 during 2020 in relation to this joint operation, of which £nil is outstanding (2019: £1,824,000 invoiced and £158,000 outstanding).

•
As part of this joint operation, Aptuit (Verona) SRL (an affiliate of Evotec SE) was engaged to carry out the preclinical toxicology and manufacturing work for the lead compound. The costs of this arrangement are shared equally between Evotec and Exscientia Limited. The entity has invoiced the Group £146,000, of which £nil is outstanding (2019: £793,000 invoiced and £122,000 outstanding).

•
Exscientia Limited has a services arrangement with Evotec, pursuant to which it has engaged Evotec as a contract research organization to help deliver candidate compounds under its collaboration agreement with Celgene Corporation. The entity has invoiced £12,843,000, of which £878,000 is outstanding. (2019: £4,485,000 invoiced and £959,000 outstanding).

All amounts outstanding are under typical trading terms and conditions and will be settled in full by cash payment.
The Group has undertaken two transactions with RE Ventures I, LLC:
•
Additional capital contributions of £800,000 and £270,000, with no amounts outstanding as at December 31, 2020 (2019: £308,000). No shares were issued as a result of the capital contributions.

•
Research Services Agreement, where RE Ventures I, LLC has engaged Exscientia Limited to utilise its proprietary technology on the development of novel compounds. £776,000 was recognised in revenue for the year ended December 31, 2020 (2019: £140,000).

Professor Andrew Hopkins is considered to be the controlling party of the Group by virtue of his shareholding in Exscientia Limited. Professor Hopkins is a Director of the Group and his emoluments have been included within note 11.
28.
Share based payments

Employee Share Option Scheme
The Company operates three share option schemes for employees of the Group, which are described below.
Enterprise Management Incentive (“EMI”) Scheme
The EMI is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over Ordinary B shares and have an exercise price as agreed with HM Revenue and Customs prior to award. The company ceased to qualify under the EMI rules as of December 24, 2018 and therefore no longer issues options under this scheme.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
28.
Share based payments (Continued)

Company Share Ownership Plan (“CSOP”)
The CSOP scheme is an Approved option scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over Ordinary A shares and have an exercise price as agreed with HM Revenue and Customs prior to award.
Unapproved Share Ownership Plan (“USOP”)
The USOP scheme is an Unapproved option scheme as defined in UK tax legislation. USOP options are granted to persons who do not qualify for EMI or CSOP options, such as non-UK employees, consultants or non-executive directors. As a result of the tax status of this scheme, option holders will be subject to tax on these options when they are exercised, at which point they will be subject to Income Tax and, in certain circumstances, National Insurance at the prevailing rates. Options issued under this scheme are over Ordinary B shares.
For all schemes, the vesting periods are staged over a total of 2-4 years from the date of grant of each option and options expire on the tenth anniversary of the grant date. The company does not include any performance related vesting conditions. Options are forfeited if the employee leaves the company before the options vest.
At the reporting period end dates, the Group had the following vested share options outstanding:
	2020	2019
Vested outstanding share options	17,035	14,601
Weighted average exercise price	£3.45	£3.97
The share based remuneration expenses relating to employee share options amounted to £2,074,000 in fiscal year 2020 (2019: £711,000).
The following information is relevant to the determination of the fair value of the options issued during the periods. The Black-Scholes model has been used to calculate the fair value of options of the equity settled share based payments, with the following weighted average values:
	2020	2019
Exercise price	£5.62	£5.73
Expected life	2.8 years	2.9 years
Expected volatility	86%	60%
Risk-free rate	-0.01%	0.48%
Expected dividend rate	—	—
Fair value	£507.96	£147.00
The fair value of the underlying ordinary shares is determined using the Black-Scholes option pricing model. The volatility assumption is based on benchmarking similar companies. The risk-free rate is determined by reference to the Bank of England nominal spot curves. The time to exercise is based on data published by the University of Florida which shows the median age of technology companies at an initial public offering.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
28.
Share based payments (Continued)

Details of the share options are below:
	2020 Number of share options	2020 Weighted average exercise price	2019 Number of share options	2019 Weighted average exercise price
Options held at the start of the year	19,734	£3.99	21,425	£3.98
Granted	9,282	£5.62	1,572	£5.73
Exercised	(2,342)	(£4.88)	(3,263)	(£4.77)
Forfeited	(1,835)	(£5.84)	—	—
Expired	—	—	—	—
Options held at the end of the year	24,839	£4.38	19,734	£3.99
Share options outstanding as at December 31, 2020 had exercise prices in the range of £0.01 to £6.70 (2019: £2.53 to £6.70). Weighted average contractual lives for options outstanding as of December 31, 2020 were 7.3 years (2019: 7.5 years).
29.
Capital commitments

The Group has significant capital expenditure contracted for the end of the reporting period but not recognised as liabilities is as follows:
	December 31, 2020	December 31, 2019
	£’000	£’000
Assets under construction	83	—
Plant & Equipment	972	—
	1,055	—

30.
Ultimate Parent and Controlling party

Exscientia Limited is the ultimate parent company of the Group.
Professor Andrew Hopkins is considered to be the controlling party of the Group by virtue of his shareholding in Exscientia Limited. Professor Hopkins is a Director of the group and his emoluments have been included within note 11.
31.
Events occurring after the reporting period

Subsequent to the end of the reporting period the Group raised further proceeds totalling £21,451,000 from the issue of 17,132 Series C1 Preferred shares as an extension to the Series C funding round completed in 2020, with the transaction completing on March 1, 2021.
The Group raised a further £162,020,000 in April 2021 from the issue of 64,247 Series D1 Preferred shares. Concurrent with the latter fundraising the Group entered into an Equity Facility Agreement with SoftBank on April 27, 2021. Pursuant to this agreement, subject to certain subscription conditions, SoftBank has agreed to subscribe up to an additional £216,174,000 in Series D Preferred shares at the Group’s request. The Equity Facility Agreement will continue for a term of 1 year or, if shorter, the consummation of an IPO or a Share Sale as defined in the Company’s Articles.

Exscientia Limited
Notes to the financial statements (Continued)
for the years ended December 31, 2020 and 2019
31.
Events occurring after the reporting period (Continued)

At the date of execution, the Subscription Price under the Equity Facility Agreement for Series D Preferred shares is set equal to the Series D1 price per share of £2,516. Should the Group choose to file a Subscription Request under the Equity Facility Agreement in future, the Subscription Price will be set in reference to completion of certain portfolio and collaboration milestones, whereby the Subscription Price will be increased for each milestone that has been achieved since the execution of the Equity Facility Agreement.
On June 2, 2021 the Company and Allcyte GmbH entered into a binding agreement under which the Company will acquire all outstanding shares of Allcyte GmbH, a precision medicine biotechnology company. The consideration for the transaction is approximately €50,000,000 and will be satisfied partially in cash and partially in shares. The transaction is still subject to regulatory approval by the Austrian Ministry for Digitalization and Economic Affairs.

American Depositary Shares
(Representing      Ordinary Shares)

PROSPECTUS

Goldman Sachs & Co. LLC
Morgan Stanley
BofA Securities
Barclays
           , 2021
Through and including      , 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the ADSs whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
Information Not Required in Prospectus
Item 6.   Indemnification of Directors and Officers.
Subject to the Companies Act 2006, or the Companies Act, members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s articles of association:
Current and former members of the registrant’s board of directors or officers shall be indemnified for all costs, charges, losses, expenses and liabilities sustained or incurred by them in connection with their duties or powers in relation to us, any associated company (as defined in the Companies Act) or any pension fund or employee share scheme of ours or an associated company and in relation to our (or an associated company’s) activities as trustee of an occupational pension scheme, including any liability incurred in defending any criminal or civil proceedings in which judgement is given is his or her favor or in which he or she is acquitted or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her behalf or in connection with any application in which the court grants him or her relief from liability for negligence, default, breach of duty or breach of trust in relation to the registrant’s or its group’s affairs.
In the case of current or former members of the registrant’s board of directors, in compliance with the Companies Act, there shall be no entitlement to indemnification as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgement is given against the director, and (v) any application for relief under the Companies Act in which the court refuses to grant relief to the director.
The registrant may provide any current or former director or officer with funds to meet expenditure incurred or to be incurred by them in connection with any proceedings or application referred to above and otherwise may take any action to enable any such relevant officer to avoid incurring such expenditure. Members of the registrant’s board of directors and its officers who have received payment from the registrant under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.
The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.
Item 7.   Recent Sales of Unregistered Securities.
The following list sets forth information regarding all unregistered securities sold by Exscientia Limited since January 1, 2018, through the date of the prospectus that forms a part of this registration statement.
Issuances of Share Capital
•
On November 14, 2018, Exscientia Limited issued 4,324 A Ordinary Shares to shareholders of Kinetic Discovery Limited at a purchase price of £0.001 per share for aggregate consideration of £4.32.

•
On December 24, 2018, Exscientia Limited issued 29,408 Series B Shares to insiders and accredited investors at a purchase price of £635 per share for an aggregate consideration of £18,674,841.

•
On May 31, 2019, Exscientia Limited issued 150 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £2.50 per share for an aggregate consideration of £375 and 50 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.88 per share for aggregate consideration of £244.

•
On May 31, 2019, Exscientia Limited issued 3,063 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.88 per share for aggregate consideration of £14,947.

•
On May 18, 2020, Exscientia Limited issued 57,295 Series C Shares to insiders and accredited investors at a purchase price of £885 per share for aggregate consideration of £50,706,075.

•
On June 18, 2020, Exscientia Limited issued 100 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.88 per share for aggregate consideration of £488.

•
On July 15, 2020, Exscientia Limited issued 30 B Ordinary Shares to a consultant engaged by the Company at a purchase price of £6.70 per share for aggregate consideration of £201.

•
On August 7, 2020, Exscientia Limited issued 2,012 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.88 per share for an aggregate consideration of £9,818.

•
On September 14, 2020, Exscientia Limited issued 955 Junior C Shares to Rally Profit Limited at a purchase price of £813 per share for an aggregate consideration of £776,509.

•
On September 14, 2020, Exscientia Limited issued 6,303 Junior C Shares to Harmony Way Group Limited at a purchase price of £813 per share for an aggregate consideration of £5,124,961.

•
On September 14, 2020, Exscientia Limited issued 2,865 Junior C Shares to Gavin Resources Limited at a purchase price of £813 per share for an aggregate consideration of £2,329,528.

•
On October 7, 2020, Exscientia Limited issued 30 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.88 per share for an aggregate consideration of £146.

•
On October 30, 2020, Exscientia Limited issued 200 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.88 per share for an aggregate consideration of £976.

•
On March 1, 2021, Exscientia Limited issued 17,132 Series C1 Shares to insiders and accredited investors at a purchase price of £1,256 per share for an aggregate consideration of £21,568,032.

•
On April 8, 2021, Exscientia Limited issued 13 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.88 per share for an aggregate consideration of £63.44.

•
On April 27, 2021, Exscientia Limited issued 100 B Ordinary Shares pursuant to an employee option exercise and 300 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £2.53 per share for an aggregate consideration of £1,012, and 300 B Ordinary Shares pursuant to an employee option exercise at a purchase price of £4.38 per share for an aggregate consideration of £1,314.

•
On April 27, 2021, Exscientia Limited issued 57,108 Series D1 Shares to insiders and accredited investors at a purchase price of $3,502.17 per share for an aggregate consideration of $200,001,924.36.

•
On May 7, 2021, Exscientia Limited issued 7,139 Series D1 Shares to accredited investors at a purchase price of $3,502.17 per share for an aggregate consideration of $25,001,991.63.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (2) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (3) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.
Share Option Grants
Since January 1, 2018 through the date of the prospectus that forms a part of this registration statement, Exscientia Limited has granted share options to employees, directors, consultants and service providers covering an aggregate of           ordinary shares with exercise prices ranging from £      to £      per share, as follows:

Item 8.   Exhibits and Financial Statement Schedules
Exhibits
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Articles of Association, as amended and as currently in effect.
3.2*	Form of Articles of Association to become effective upon the closing of this offering.
4.1*	Form of Deposit Agreement.
4.2*	Form of American Depositary Receipt (included in exhibit 4.1).
5.1*	Opinion of Cooley (UK) LLP.
10.1*†	Amended and Restated Shareholders’ Agreement Relating to Exscientia Limited, dated April 27, 2021, by and between the Subscribers, Non-Investing Shareholders, and Manager thereto and Exscientia Limited.
10.2*	Employment Agreement, dated July 31, 2020, by and between Andrew Hopkins and Exscientia Limited
10.3*†	Employment Agreement, dated November 17, 2020, by and between Ben Taylor and Exscientia Limited.
10.4*†	Collaboration Agreement, dated March 28, 2016, by and between Evotec International GmbH and Exscientia Limited, as amended.
10.5*†	Patent Assignment Agreement, dated October 1, 2019, by and between the University of Dundee and Exscientia Limited
10.6*†	Share Sale, Transfer and Merger Agreement Regarding Allcyte GmbH, dated June 2, 2021, by and among the Sellers thereto and Exscientia Limited.
10.7*†	Lease relating to Part Ground Floor, The Schrodinger Building, The Oxford-Science Park, Standford-on-Thames, Oxford, by and between the Ex Scientia Limited and The Oxford Science Park Limited, dated July 27, 2018.
10.8*†	Lease relating to Third Floor, The Schrodinger Building, The Oxford Science Park, Standford-on-Thames, Oxford, by and between Fuel 3D Technologies Limited and The Oxford Science Park Limited, dated April 11, 2018.
10.9*†	Lease between Jute Properties Limited and Exscientia Limited, effective as of June 11, 2019.
21.1*	Subsidiaries of the registrant.
23.1*	Consent of PricewaterhouseCoopers LLP, the registrant’s independent registered public accounting firm.
23.2*	Consent of Cooley (UK) LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this registration statement).

†
Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, certain portions of this exhibit have been redacted because they are both not material and is the type that the Registrant treats as private or confidential. The Registrant hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

*
To be filed by amendment.

Financial Statement Schedules
None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.
Item 9.   Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised, in                 , on           , 2021.
EXSCIENTIA LIMITED
By:
Name:
Andrew Hopkins, DPhil, FRSE, FRSC

Title:
Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew Hopkins, DPhil, FRSE, FRSC and Ben Taylor, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Andrew Hopkins, DPhil, FRSE, FRSC	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Ben Taylor	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	, 2021
David Nicholson, Ph.D.	Chairman of the Board of Directors	, 2021
Elizabeth Crain	Director	, 2021

Signature	Title	Date
Robert Ghenchev	Director	, 2021
Joanne Xu	Director	, 2021
Mario Polywka, DPhil	Director	, 2021

SIGNATURE OF AUTHORISED U.S. REPRESENTATIVE OF THE REGISTRANT
Pursuant to the Securities Act of 1933, the undersigned, the duly authorised representative in the United States of Exscientia Limited has signed this registration statement or amendment thereto on            , 2021.
Exscientia Inc.
By:

Name:
Title: